Annual Report

December 31, 2013

Ivy Funds Variable Insurance Portfolios

Pathfinder Aggressive
Pathfinder Conservative
Pathfinder Moderate
Pathfinder Moderately Aggressive
Pathfinder Moderately Conservative
Pathfinder Moderate – Managed Volatility
Pathfinder Moderately Aggressive – Managed Volatility
Pathfinder Moderately Conservative – Managed Volatility
Asset Strategy
Balanced
Bond
Core Equity
Dividend Opportunities
Energy

Global Bond
Global Natural Resources
Growth
High Income
International Core Equity
International Growth
Limited-Term Bond
Micro Cap Growth
Mid Cap Growth
Money Market
Real Estate Securities
Science and Technology
Small Cap Growth
Small Cap Value
Value



IVY FUNDS
Variable Insurance Portfolios

CONTENTS
Ivy Funds VIP



Henry J. Herrmann, CFA

Dear Shareholder,

While economic and geopolitical concerns remain, the year since our last report to you saw headwinds moderate on both fronts as the year progressed. Improving economic data, and an apparent break in Washington budget gridlock boosted confidence in the outlook, and the markets responded.

Equities were particularly strong performers over the past 12 months. The broad market indexes finished the year in record territory with the S&P 500 Index ending 30% (including reinvested dividends) higher. Fixed income markets, meanwhile, were challenged amid political uncertainty and questions about the outlook for interest rates. The benchmark 10-year Treasury ended the year yielding 3.04%, compared with 1.78% at the start of the year, resulting in a negative return of 6.6%.

Given the uncertain environment that has become the norm in recent years, it is perhaps surprising to realize we are now at a point where some have begun to express concern about equity valuations. Although we believe any major concern about valuations is misguided, we also recognize there are challenges ahead. While we see a positive environment for equities, the process of interest rate normalization has begun and will continue to have an impact on markets. The implementation of the Affordable Care Act also has the potential to present challenges that we believe may influence both hiring and consumer spending. Internationally, headwinds continue to varying degrees in China, Japan and Europe, while tensions remain high in the Middle East. We will continue to closely monitor these events and others as the year unfolds with an eye on the risks, and opportunities, that they present.

Economic Snapshot

	12/31/2013	12/31/2012
S&P 500 Index	1,848.36	1,426.19
MSCI EAFE Index	1,915.60	1,604.00
10-Year Treasury Yield	3.04%	1.78%
U.S. unemployment rate	6.70%	7.90%
30-year fixed mortgage rate	4.54%	3.40%
Oil price per barrel	$98.42	$91.82

Sources: Bloomberg, U.S. Department of Labor, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2013.

Actual Expenses

The first section in the following table provides information about actual investment values and actual expenses. You may use the information in this section, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical investment values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

Portfolio	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 6-30-13	Ending Account Value 12-31-13	Expenses Paid During Period*	Beginning Account Value 6-30-13	Ending Account Value 12-31-13	Expenses Paid During Period*	
Pathfinder Aggressive	$1,000	$1,171.00	$0.33	$1,000	$1,024.88	$0.30	0.06%
Pathfinder Conservative	$1,000	$1,096.10	$0.31	$1,000	$1,024.92	$0.30	0.06%
Pathfinder Moderate	$1,000	$1,132.50	$0.21	$1,000	$1,025.05	$0.20	0.03%
Pathfinder Moderately Aggressive	$1,000	$1,149.40	$0.21	$1,000	$1,025.05	$0.20	0.03%
Pathfinder Moderately Conservative	$1,000	$1,114.00	$0.21	$1,000	$1,025.00	$0.20	0.04%
Pathfinder Moderate – Managed Volatility**	$1,000	$1,075.00	$2.49	$1,000	$1,022.27	$2.93	0.58%[3]
Pathfinder Moderately Aggressive – Managed Volatility**	$1,000	$1,082.70	$4.48	$1,000	$1,019.98	$5.25	1.04%[4]
Pathfinder Moderately Conservative – Managed Volatility**	$1,000	$1,062.90	$4.23	$1,000	$1,020.29	$4.95	0.98%[5]
Asset Strategy	$1,000	$1,204.00	$5.40	$1,000	$1,020.31	$4.95	0.97%
Balanced	$1,000	$1,137.20	$5.45	$1,000	$1,020.15	$5.15	1.00%
Bond	$1,000	$1,005.20	$3.91	$1,000	$1,021.26	$3.94	0.78%
Core Equity	$1,000	$1,198.20	$5.28	$1,000	$1,020.39	$4.85	0.95%
Dividend Opportunities	$1,000	$1,160.90	$5.40	$1,000	$1,020.16	$5.05	1.00%
Energy	$1,000	$1,142.70	$6.54	$1,000	$1,019.09	$6.16	1.21%
Global Bond	$1,000	$1,029.80	$2.64	$1,000	$1,022.62	$2.63	0.51%
Global Natural Resources	$1,000	$1,105.80	$7.05	$1,000	$1,018.51	$6.76	1.33%
Growth	$1,000	$1,243.80	$5.39	$1,000	$1,020.37	$4.85	0.96%
High Income	$1,000	$1,063.30	$4.54	$1,000	$1,020.78	$4.45	0.88%
International Core Equity	$1,000	$1,190.50	$6.35	$1,000	$1,019.37	$5.86	1.16%
International Growth	$1,000	$1,170.60	$6.19	$1,000	$1,019.51	$5.76	1.13%
Limited-Term Bond	$1,000	$1,007.00	$4.01	$1,000	$1,021.17	$4.04	0.80%
Micro Cap Growth	$1,000	$1,256.10	$7.45	$1,000	$1,018.61	$6.66	1.31%
Mid Cap Growth	$1,000	$1,177.30	$5.99	$1,000	$1,019.67	$5.55	1.10%
Money Market	$1,000	$1,000.10	$0.90	$1,000	$1,024.34	$0.91	0.17%
Real Estate Securities	$1,000	$ 970.50	$5.91	$1,000	$1,019.17	$6.06	1.20%
Science and Technology	$1,000	$1,286.50	$6.52	$1,000	$1,019.47	$5.76	1.14%
Small Cap Growth	$1,000	$1,232.00	$6.36	$1,000	$1,019.51	$5.76	1.13%
Small Cap Value	$1,000	$1,152.10	$6.24	$1,000	$1,019.38	$5.86	1.16%
Value	$1,000	$1,148.80	$5.37	$1,000	$1,020.17	$5.05	1.00%

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2013, and divided by 365.

**Actual inception date for each Portfolio is 8-1-13 (the date on which shares were first acquired by shareholders). The calculations are based on 153 days in the period ended December 31, 2013.

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized expense ratio based on the period excluding offering cost was 0.29%.

(4)Annualized expense ratio based on the period excluding offering cost was 0.36%.

(5)Annualized expense ratio based on the period excluding offering cost was 0.35%.

The above illustrations are based on ongoing costs only.



Michael L. Avery

Below, Michael L. Avery, portfolio manager of each of the five Ivy Funds VIP Pathfinder Portfolios and of the three Ivy Funds VIP Pathfinder Managed Volatility Portfolios, discusses positioning, performance and results for the fiscal year ended December 31, 2013. Mr. Avery has managed each VIP Pathfinder Portfolio since their inception in March 2008, and each VIP Pathfinder Managed Volatility Portfolio since their inception in August 2013. He has 35 years of industry experience. Since their inception, Advantus Capital Management, Inc., has served as the subadvisor for the volatility management strategy of the VIP Managed Volatility Portfolios through portfolio managers David Kuplic, CFA, FRM and Craig Stapleton, CFA. Mr. Kuplic has 30 years of industry experience and Mr. Stapleton has 12 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2013

Ivy Funds VIP Pathfinder Aggressive	27.13%
Ivy Funds VIP Pathfinder Conservative	14.75%
Ivy Funds VIP Pathfinder Moderate	20.83%
Ivy Funds VIP Pathfinder Moderately Aggressive	23.81%
Ivy Funds VIP Pathfinder Moderately Conservative	17.71%

From Inception on August 1, 2013 to December 31, 2013

Ivy Funds VIP Pathfinder Moderately Conservative – Managed Volatility	6.29%
Ivy Funds VIP Pathfinder Moderate – Managed Volatility	7.50%
Ivy Funds VIP Pathfinder Moderately Aggressive – Managed Volatility	8.27%

Benchmarks

For the 12 Months Ended December 31, 2013

S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	32.39%
Barclays U.S. Aggregate Bond Index (generally reflects the performance of most U.S.-traded investment grade bonds)	–2.02%
Barclays U.S. Treasury Bills: 1-3 Month Index (generally reflects the performance of investment-grade Treasury bills, representing cash)	0.05%

Benchmarks

For the period August 1, 2013, to December 31, 2013

S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	9.30%
Barclays U.S. Aggregate Bond Index (generally reflects the performance of most U.S.-traded investment grade bonds)	0.84%
Barclays U.S. Treasury Bills: 1-3 Month Index (generally reflects the performance of investment-grade Treasury bills, representing cash)	0.01%

Past performance is not a guarantee of future results. For additional performance information for each Portfolio, please see the Comparison of Change in Value of a $10,000 Investment and the Average Annual Total Return information for each Portfolio found in this report.

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, each Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Showing potential for more global growth

Equity markets were volatile at mid-year for the fiscal year ended December 31, 2013, before moving steadily higher in the second half of the year. Broad market indexes reached record highs by year-end. Economic growth remained slow across the globe. Growth in the U.S. economy was largely based on consumer spending and the energy, industrials and, to a lesser degree, housing sectors, driven by accommodative monetary policy. There also was some improvement in the employment rate. Markets reacted negatively at midyear when Fed Chairman Ben Bernanke announced plans to begin "tapering" the bond-buying program, based on anticipated steady improvement in the U.S. economy. Equities initially fell sharply and bond yields rose, but both markets quickly stabilized after the Fed indicated the end of the program was not imminent. The Fed did announce later that it would reduce its purchases from $85 billion to $75 billion per month, taking a very small step toward reducing economic stimulus while maintaining its aggressive monetary policy. The Fed added it will not raise interest rates until after unemployment falls well below 6.5%, but emphasized that level is not a trigger for rate hikes. Finally, a federal budget agreement at the end of the fiscal year between U.S. House and Senate negotiators helped reduce market uncertainty.

Europe's sovereign debt crisis returned as an issue at midyear as Greece struggled to form a government to address austerity demands and Spain faced difficulties in its banking system. Fears also resurfaced about an economic slowdown in China. Despite the concerns, recession in the eurozone — which reported declining gross domestic product (GDP) for six consecutive quarters — ended in the second quarter of the year. In addition, China's GDP ultimately grew an estimated 7.6% for the year. China late in the year also announced an ambitious economic plan with reforms in 16 major areas and a target of 2020 for "decisive" results. GDP growth in Japan was better than expected during the year, rising roughly 1.7% with support from Prime Minister Shinzo Abe's plan to end deflation and boost economic growth. The pace of the reform agenda in Japan slowed late in the year and could generate market concerns if it continues. Given slow global growth, investors continue to watch the monetary and fiscal policies of key economies worldwide and their impact on markets. But the improving environment in general resolved key concerns for market participants, at least for now. We think the issue for markets in 2014 is how global monetary policy will contract without causing a significant global slowdown and disruption in capital markets.

Equities help deliver strong year

Each Pathfinder Portfolio completed the fiscal year with strong performance, largely because of gains in equities allocations, especially in the U.S.

We rebalanced the allocations for each Pathfinder Portfolio in June and November, based on our views of the appropriate mix at each of these periods. The change at midyear maintained equity/bond allocations at the then current weight, but changed the bond weightings to reflect lower duration bond portfolios. Late in the year, we decreased exposure to underlying equity Portfolios and increased exposure to the underlying Ivy Funds VIP Limited-Term Bond portfolio in all but the Ivy Funds VIP Pathfinder Conservative Portfolio. In that portfolio, we increased the allocation to the underlying Ivy Funds VIP Money Market portfolio. We took this action as part of our attention to risk management and based on our concerns about the steady increases over time in equities valuations. The top-performing underlying portfolios during the period were focused on equities and all delivered strong returns for the fiscal year: Ivy Funds VIP Small Cap Growth, Ivy Funds VIP Growth, Ivy Funds VIP Value, Ivy Funds VIP Small Cap Value, Ivy Funds VIP Mid Cap Growth, Ivy Funds VIP Dividend Opportunities, Ivy Funds VIP International Core Equity and Ivy Funds VIP International Growth. These portfolios reflected the continued strengthening of equities through the course of the year, including outside the U.S., and the slow but steady improvement across the global economy. The gains in these underlying equities portfolios contributed to performance for the Pathfinder Portfolios for the year. The blend of equities and fixed-income portfolios in each Portfolio meant that overall they trailed the performance of the all-equities benchmark index but significantly outperformed the benchmark indexes representing bonds and cash.

The Ivy Funds VIP Pathfinder Managed Volatility Portfolios were launched on August 1, 2013, extending the Pathfinder Portfolios series. In addition to investing in underlying Pathfinder Portfolios, these new portfolios utilize a customized volatility management strategy intended to manage the volatility of the Portfolios' equity returns using exchange-traded futures contracts on certain equity indexes. Since their inception, the volatility of the benchmark S&P 500 Index was below average at 10.2%. The Portfolios' primary overlay strategy is to increase the Portfolios' exposure to equity assets during periods of low market volatility, while reducing exposure to equity assets in periods of high market volatility. Low market volatility allowed the managed volatility portfolios to allocate higher weights to the equity markets and capture more of the positive equity returns experienced in the period. The three Pathfinder Managed Volatility portfolios had approximately a 10% reduction in price volatility during the period since their inception compared with the other Pathfinder Portfolios, but lower returns because of the cost of applying the managed-volatility strategy.

Improving economies, global outlook

We think there are likely to be periods of extreme market volatility in the coming year. We will remain alert to market developments and their impact as the year progresses. In the face of ongoing monetary stimulus, global stock markets also have continued to re-price risk. We think that is evident in rising valuations, decreasing correlations, decreasing volatility and other metrics. While equities may be a less compelling investment choice now because of valuations and the low-growth economic environment, we still prefer them in relative value terms. We will keep the Portfolios positioned to seek to take advantage of potential opportunities in equities and fixed income that fit our preference for strong free cash flow and exposure to emerging markets.

We expect slow growth and low inflation in the U.S. in 2014 with continued aggressive monetary policy, given continued high unemployment and the outlook for inflation. We think continued aggressive monetary policy can help provide economic support to offset the fiscal policy uncertainty. But monetary policy without a fiscal policy response will not work in the long term. We believe a growing labor force, support for productivity through new technology, growing access to low-cost energy and relatively good infrastructure are positive factors. We think these factors can support future U.S. GDP growth, although it is likely to remain modest in the near term.

As we analyze where growth will come from in the mid to long term, we have maintained our theme related to the growth in consumer consumption in emerging markets. We believe there still are opportunities to participate in the rising prosperity of these individuals, especially across Asia. Many emerging-market countries continue to show improvement in their economies.

As with any mutual fund, the value of each Portfolio's shares will change, and you could lose money on your investment.

The ability of the Portfolio to meet its investment objective depends both on the allocation of its assets among the Underlying Funds and the ability of those funds to meet their respective investment objectives. The Portfolio's share price will likely change daily based on the

performance of the Underlying Funds in which it invests. In general, the Portfolio is subject to the same risks as those of the Underlying Funds it holds. Because the Portfolio is weighted towards Underlying Funds that invest in stocks, both U.S. and foreign, including mid cap and small cap stocks, as well as bonds and short-term instruments, the Portfolio is more subject to the risks associated with those investments.

Advantus Capital may be unsuccessful in managing volatility, and there is a risk that the Ivy Funds VIP Managed Volatility Portfolios may experience a high level of volatility in their returns. The Portfolios' holdings are subject to price volatility, and the Portfolios may not be any less volatile than the market as a whole and could be more volatile. In addition, there can be no guarantee that the Portfolios will achieve its goal of managing the volatility of their equity returns. Furthermore, while the management of volatility seeks competitive returns with more consistent volatility, the management of volatility does not ensure that the Portfolios will deliver competitive returns. Additionally, even if successful, the Portfolios' management of volatility may also generally result in the Portfolios' NAV increasing to a lesser degree than the markets (for example, in a rising market with relatively high volatility) or decreasing to a greater degree than the market (for example, in a declining market with relatively low volatility). The Portfolios' managed volatility strategy may expose the Portfolios to losses (some of which may be sudden) to which it would not have otherwise been exposed if invested only in Underlying Funds. Additionally, the derivatives used by Advantus Capital to hedge the value of the Portfolios are not identical to the Underlying Funds, and as a result, the Portfolios' investment in derivatives may decline in value at the same time as the Portfolios' investment in Underlying Funds. Advantus Capital does not intend to attempt to manage the volatility of the Portfolios' fixed-income returns. It is possible that the fixed-income portion of the Portfolios, whose volatility would not be managed by the volatility management strategy, could become more volatile than the equity portion of the Portfolios.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of any Ivy Funds VIP Portfolio.

Pathfinder Portfolios

Pathfinder Aggressive – Asset Allocation

Ivy Funds VIP Growth	19.1%
Ivy Funds VIP International Growth	15.0%
Ivy Funds VIP Limited-Term Bond	14.5%
Ivy Funds VIP International Core Equity	10.0%
Ivy Funds VIP Small Cap Value	9.1%
Ivy Funds VIP Value	9.0%
Ivy Funds VIP Mid Cap Growth	8.9%
Ivy Funds VIP Small Cap Growth	8.8%
Ivy Funds VIP Money Market	4.8%
Cash and Cash Equivalents	0.8%

Pathfinder Conservative – Asset Allocation

Ivy Funds VIP Money Market	39.3%
Ivy Funds VIP Limited-Term Bond	19.4%
Ivy Funds VIP Dividend Opportunities	15.2%
Ivy Funds VIP Growth	12.3%
Ivy Funds VIP International Core Equity	5.1%
Ivy Funds VIP Small Cap Growth	4.0%
Ivy Funds VIP Value	2.0%
Ivy Funds VIP Mid Cap Growth	2.0%
Cash and Cash Equivalents	0.7%

Pathfinder Moderate – Asset Allocation

Ivy Funds VIP Money Market	24.5%
Ivy Funds VIP Dividend Opportunities	15.2%
Ivy Funds VIP Limited-Term Bond	14.6%
Ivy Funds VIP Growth	14.3%
Ivy Funds VIP International Growth	10.1%
Ivy Funds VIP Small Cap Growth	5.9%
Ivy Funds VIP International Core Equity	5.0%
Ivy Funds VIP Value	4.0%
Ivy Funds VIP Small Cap Value	3.1%
Ivy Funds VIP Mid Cap Growth	3.0%
Cash and Cash Equivalents	0.3%

Pathfinder Moderately Aggressive – Asset Allocation

Ivy Funds VIP Dividend Opportunities	15.2%
Ivy Funds VIP Money Market	14.7%
Ivy Funds VIP Limited-Term Bond	14.6%
Ivy Funds VIP Growth	14.3%
Ivy Funds VIP International Growth	10.1%
Ivy Funds VIP International Core Equity	10.1%
Ivy Funds VIP Small Cap Growth	6.9%
Ivy Funds VIP Small Cap Value	6.1%
Ivy Funds VIP Value	4.0%
Ivy Funds VIP Mid Cap Growth	4.0%
Cash and Cash Equivalents	0.0%

Pathfinder Moderately Conservative – Asset Allocation

Ivy Funds VIP Money Market	29.5%
Ivy Funds VIP Limited-Term Bond	19.4%
Ivy Funds VIP Dividend Opportunities	15.2%
Ivy Funds VIP Growth	13.3%
Ivy Funds VIP International Core Equity	5.1%
Ivy Funds VIP International Growth	5.1%
Ivy Funds VIP Small Cap Growth	5.0%
Ivy Funds VIP Value	3.0%
Ivy Funds VIP Mid Cap Growth	3.0%
Ivy Funds VIP Small Cap Value	1.0%
Cash and Cash Equivalents	0.4%

Pathfinder Moderate – Managed Volatility – Asset Allocation

Ivy Funds VIP Money Market	23.3%
Ivy Funds VIP Dividend Opportunities	14.4%
Ivy Funds VIP Limited-Term Bond	13.9%
Ivy Funds VIP Growth	13.5%
Ivy Funds VIP International Growth	9.6%
Ivy Funds VIP Small Cap Growth	5.7%
Ivy Funds VIP International Core Equity	4.8%
Ivy Funds VIP Value	3.8%
Ivy Funds VIP Mid Cap Growth	2.9%
Ivy Funds VIP Small Cap Value	2.9%
Cash and Cash Equivalents	5.2%

Pathfinder Moderately Aggressive – Managed Volatility – Asset Allocation

Ivy Funds VIP Dividend Opportunities	14.5%
Ivy Funds VIP Limited-Term Bond	14.1%
Ivy Funds VIP Money Market	14.1%
Ivy Funds VIP Growth	13.7%
Ivy Funds VIP International Growth	9.7%
Ivy Funds VIP International Core Equity	9.7%
Ivy Funds VIP Small Cap Growth	6.7%
Ivy Funds VIP Small Cap Value	5.9%
Ivy Funds VIP Value	3.9%
Ivy Funds VIP Mid Cap Growth	3.8%
Cash and Cash Equivalents	3.9%

Pathfinder Moderately Conservative – Managed Volatility – Asset Allocation

Ivy Funds VIP Money Market	28.0%
Ivy Funds VIP Limited-Term Bond	18.5%
Ivy Funds VIP Dividend Opportunities	14.4%
Ivy Funds VIP Growth	12.6%
Ivy Funds VIP International Growth	4.8%
Ivy Funds VIP International Core Equity	4.8%
Ivy Funds VIP Small Cap Growth	4.7%
Ivy Funds VIP Value	2.9%
Ivy Funds VIP Mid Cap Growth	2.9%
Ivy Funds VIP Small Cap Value	1.0%
Cash and Cash Equivalents	5.4%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

Pathfinder Portfolios

(UNAUDITED)



Pathfinder Aggressive(1) $14,837
S&P 500 Index $15,854
Barclays U.S. Aggregate Bond Index $12,920
Barclays U.S. Treasury Bills: 1-3 Month Index $10,166
$30,000
$20,000
$10,000
$0
3-4 2008
12-31 2008
12-31 2009
12-31 2010
12-31 2011
12-31 2012
12-31 2013



Pathfinder Conservative(1) $13,604
S&P 500 Index $15,973
Barclays U.S. Aggregate Bond Index $12,945
Barclays U.S. Treasury Bills: 1-3 Month Index $10,161
$30,000
$20,000
$10,000
$0
3-13 2008
12-31 2008
12-31 2009
12-31 2010
12-31 2011
12-31 2012
12-31 2013

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Pathfinder Portfolios

(UNAUDITED)


Pathfinder Moderate(1) $14,079
S&P 500 Index $15,854
Barclays U.S. Aggregate Bond Index $12,920
Barclays U.S. Treasury Bills: 1-3 Month Index $10,166
$30,000
$20,000
$10,000
$0
3-4 2008
12-31 2008
12-31 2009
12-31 2010
12-31 2011
12-31 2012
12-31 2013


Pathfinder Moderately Aggressive(1) $14,759
S&P 500 Index $15,854
Barclays U.S. Aggregate Bond Index $12,920
Barclays U.S. Treasury Bills: 1-3 Month Index $10,166
$30,000
$20,000
$10,000
$0
3-4 2008
12-31 2008
12-31 2009
12-31 2010
12-31 2011
12-31 2012
12-31 2013

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Pathfinder Portfolios

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Pathfinder Moderately Conservative(1) $14,051
S&P 500 Index $16,055
Barclays U.S. Aggregate Bond Index $12,908
Barclays U.S. Treasury Bills: 1-3 Month Index $10,163
3-12 2008
12-31 2008
12-31 2009
12-31 2010
12-31 2011
12-31 2012
12-31 2013

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative
1-year period ended 12-31-13	27.13%	14.75%	20.83%	23.81%	17.71%
5-year period ended 12-31-13	14.26%	8.84%	11.62%	12.95%	10.27%
10-year period ended 12-31-13	—	—	—	—	—
Since inception of Portfolio(3) through 12-31-13	7.00%	5.44%	6.04%	6.91%	6.03%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)3-4-08 for Pathfinder Aggressive, Pathfinder Moderate and Pathfinder Moderately Aggressive, 3-12-08 for Pathfinder Moderately Conservative and 3-13-08 for Pathfinder Conservative (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Pathfinder Portfolios

(UNAUDITED)


$20,000
Pathfinder Moderate - Managed Volatility(1) $10,750
S&P 500 Index(2) $10,929
Barclays U.S. Aggregate Bond Index(2) $10,084
Barclays U.S. Treasury Bills: 1-3 Month Index(2) $10,001
$10,000
$0
8-1 2013
8-31 2013
9-30 2013
10-31 2013
11-30 2013
12-31 2013


$20,000
Pathfinder Moderately Aggressive - Managed Volatility(1) $10,827
S&P 500 Index(2) $10,929
Barclays U.S. Aggregate Bond Index(2) $10,084
Barclays U.S. Treasury Bills: 1-3 Month Index(2) $10,001
$10,000
$0
8-1 2013
8-31 2013
9-30 2013
10-31 2013
11-30 2013
12-31 2013

(1) *The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.*

(2) *Because the Portfolio commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of July 31, 2013.*

Pathfinder Portfolios

(UNAUDITED)


Pathfinder Moderately Conservative - Managed Volatility(1) $10,629
S&P 500 Index(2) $10,929
Barclays U.S. Aggregate Bond Index(2) $10,084
Barclays U.S. Treasury Bills: 1-3 Month Index(2) $10,001
$20,000
$10,000
$0
8-1 2013
8-31 2013
9-30 2013
10-31 2013
11-30 2013
12-31 2013

(1) *The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.*

(2) *Because the Portfolio commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of July 31, 2013.*

Average Annual Total Return(3)	Pathfinder Moderate – Managed Volatility	Pathfinder Moderately Aggressive – Managed Volatility	Pathfinder Moderately Conservative – Managed Volatility
1-year period ended 12-31-13	—	—	—
5-year period ended 12-31-13	—	—	—
10-year period ended 12-31-13	—	—	—
Cumulative return since inception of Portfolio(4) through 12-31-13	7.50%	8.27%	6.29%

(3) ***Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.***

(4) *8-1-13 for Pathfinder Moderate – Managed Volatility, Pathfinder Moderately Aggressive – Managed Volatility and Pathfinder Moderately Conservative – Managed Volatility (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Pathfinder Portfolios *(in thousands)* DECEMBER 31, 2013

Pathfinder Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Growth	1,234	$16,457
Ivy Funds VIP International Core Equity	434	8,578
Ivy Funds VIP International Growth	1,311	12,866
Ivy Funds VIP Limited-Term Bond	2,540	12,417
Ivy Funds VIP Mid Cap Growth	712	7,639
Ivy Funds VIP Money Market	4,163	4,163
Ivy Funds VIP Small Cap Growth (A)	550	7,569
Ivy Funds VIP Small Cap Value	391	7,786
Ivy Funds VIP Value	990	7,737
TOTAL AFFILIATED MUTUAL FUNDS – 99.2%		**$85,212**
(Cost: $74,134)		

SHORT-TERM SECURITIES – 0.7%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (B)	$ 609	**$ 609**
(Cost: $609)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$85,821**
(Cost: $74,743)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**36**
NET ASSETS – 100.0%		**$85,857**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$85,212	$ —	$—
Short-Term Securities	—	609	—
Total	$85,212	$609	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.

Pathfinder Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	2,034	$ 18,392
Ivy Funds VIP Growth	1,115	14,860
Ivy Funds VIP International Core Equity	310	6,131
Ivy Funds VIP Limited-Term Bond	4,843	23,671
Ivy Funds VIP Mid Cap Growth	226	2,427
Ivy Funds VIP Money Market	47,611	47,611
Ivy Funds VIP Small Cap Growth (A)	350	4,809
Ivy Funds VIP Value	314	2,458
TOTAL AFFILIATED MUTUAL FUNDS – 99.3%		**$120,359**
(Cost: $110,279)		

SHORT-TERM SECURITIES – 0.5%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (B)	$ 570	**$ 570**
(Cost: $570)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$120,929**
(Cost: $110,849)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**291**
NET ASSETS – 100.0%		**$121,220**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$120,359	$ —	$—
Short-Term Securities	—	570	—
Total	$120,359	$570	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.

Pathfinder Moderate

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	15,432	$139,568
Ivy Funds VIP Growth	9,868	131,572
Ivy Funds VIP International Core Equity	2,356	46,531
Ivy Funds VIP International Growth	9,481	93,056
Ivy Funds VIP Limited-Term Bond	27,558	134,699
Ivy Funds VIP Mid Cap Growth	2,576	27,625
Ivy Funds VIP Money Market	225,790	225,790
Ivy Funds VIP Small Cap Growth (A)	3,979	54,738
Ivy Funds VIP Small Cap Value	1,415	28,157
Ivy Funds VIP Value	4,773	37,304
TOTAL AFFILIATED MUTUAL FUNDS – 99.7%		**$919,040**
(Cost: $800,241)		

SHORT-TERM SECURITIES – 0.0%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (B)	$ 196	**$ 196**
(Cost: $196)		
TOTAL INVESTMENT SECURITIES – 99.7%		**$919,236**
(Cost: $800,437)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		**2,363**
NET ASSETS – 100.0%		**$921,599**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$919,040	$ —	$—
Short-Term Securities	—	196	—
Total	$919,040	$196	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.

See Accompanying Notes to Financial Statements.

Pathfinder Moderately Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	18,231	$ 164,890
Ivy Funds VIP Growth	11,658	155,438
Ivy Funds VIP International Core Equity	5,567	109,944
Ivy Funds VIP International Growth	11,201	109,938
Ivy Funds VIP Limited- Term Bond	32,559	159,141
Ivy Funds VIP Mid Cap Growth	4,058	43,516
Ivy Funds VIP Money Market	160,056	160,056
Ivy Funds VIP Small Cap Growth (A)	5,484	75,449
Ivy Funds VIP Small Cap Value	3,343	66,530
Ivy Funds VIP Value . . .	5,639	44,071

TOTAL AFFILIATED MUTUAL FUNDS – 100.0%		$1,088,973

(Cost: $928,264)

SHORT-TERM SECURITIES – 0.0%	Principal	

Master Note

Toyota Motor Credit Corporation, 0.091%, 1-7-14 (B) . . $	502	$ 502

(Cost: $502)

TOTAL INVESTMENT SECURITIES – 100.0%		$1,089,475

(Cost: $928,766)

LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(1)

NET ASSETS –100.0%		$1,089,474

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$1,088,973	$ —	$—
Short-Term Securities	—	502	—
Total	$1,088,973	$502	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.

See Accompanying Notes to Financial Statements.

Pathfinder Moderately Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	5,033	$ 45,516
Ivy Funds VIP Growth . . .	2,988	39,843
Ivy Funds VIP International Core Equity	768	15,174
Ivy Funds VIP International Growth	1,546	15,173
Ivy Funds VIP Limited- Term Bond	11,983	58,573
Ivy Funds VIP Mid Cap Growth	840	9,009
Ivy Funds VIP Money Market	88,364	88,364
Ivy Funds VIP Small Cap Growth (A)	1,081	14,876
Ivy Funds VIP Small Cap Value	154	3,061
Ivy Funds VIP Value	1,167	9,124

TOTAL AFFILIATED MUTUAL FUNDS – 99.6%		$298,713

(Cost: $267,198)

SHORT-TERM SECURITIES – 0.3%	Principal	

Master Note

Toyota Motor Credit Corporation, 0.091%, 1-7-14 (B) . . . $	760	$ 760

(Cost: $760)

TOTAL INVESTMENT SECURITIES – 99.9%		$299,473

(Cost: $267,958)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		343

NET ASSETS – 100.0%		$299,816

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$298,713	$ —	$—
Short-Term Securities	—	760	—
Total	$298,713	$760	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.

Pathfinder Moderate – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	541	$ 4,893
Ivy Funds VIP Growth	344	4,589
Ivy Funds VIP International Core Equity	82	1,629
Ivy Funds VIP International Growth	332	3,260
Ivy Funds VIP Limited- Term Bond	967	4,728
Ivy Funds VIP Mid Cap Growth	90	969
Ivy Funds VIP Money Market	7,913	7,913
Ivy Funds VIP Small Cap Growth (A)	140	1,930
Ivy Funds VIP Small Cap Value	49	984
Ivy Funds VIP Value	167	1,306

TOTAL AFFILIATED MUTUAL FUNDS – 94.8%		$32,201

(Cost: $31,267)

SHORT-TERM SECURITIES – 4.7%	Principal	

Master Note

Toyota Motor Credit Corporation, 0.091%, 1-7-14 (B) . . . . $	1,590	$ 1,590

(Cost: $1,590)

TOTAL INVESTMENT SECURITIES – 99.5%		$33,791

(Cost: $32,857)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		170

NET ASSETS – 100.0%		$33,961

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at December 31, 2013 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation
E-mini S&P 500 Index	Long	3-21-14	7	$644	$25

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual			
Funds	$32,201	$ —	$—
Short-Term			
Securities	—	1,590	—
Total	$32,201	$1,590	$—
Futures Contracts	$ 25	$ —	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.

Pathfinder Moderately Aggressive – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	167	$ 1,508
Ivy Funds VIP Growth	106	1,417
Ivy Funds VIP International Core Equity	51	1,006
Ivy Funds VIP International Growth	103	1,006
Ivy Funds VIP Limited-Term Bond	298	1,457
Ivy Funds VIP Mid Cap Growth	37	399
Ivy Funds VIP Money Market	1,464	1,464
Ivy Funds VIP Small Cap Growth (A)	50	694
Ivy Funds VIP Small Cap Value	31	608
Ivy Funds VIP Value	52	403
TOTAL AFFILIATED MUTUAL FUNDS – 96.1%		**$ 9,962**
(Cost: $9,541)		

SHORT-TERM SECURITIES – 3.0%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (B)	$ 308	$ 308
(Cost: $308)		

TOTAL INVESTMENT SECURITIES – 99.1%		**$10,270**
(Cost: $9,849)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		**97**
NET ASSETS – 100.0%		**$10,367**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at December 31, 2013 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation
E-mini S&P 500 Index	Long	3-21-14	2	$184	$7

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual			
Funds	$9,962	$ —	$—
Short-Term			
Securities	—	308	—
Total	$9,962	$308	$—
Futures Contracts	$ 7	$ —	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.

See Accompanying Notes to Financial Statements.

Pathfinder Moderately Conservative – Managed Volatility

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Dividend Opportunities	157	$1,416
Ivy Funds VIP Growth	93	1,235
Ivy Funds VIP International Core Equity	24	472
Ivy Funds VIP International Growth	48	472
Ivy Funds VIP Limited-Term Bond	373	1,822
Ivy Funds VIP Mid Cap Growth	26	281
Ivy Funds VIP Money Market	2,748	2,748
Ivy Funds VIP Small Cap Growth (A)	34	465
Ivy Funds VIP Small Cap Value	5	95
Ivy Funds VIP Value	36	284

TOTAL AFFILIATED MUTUAL FUNDS – 94.6%		$9,290

(Cost: $8,948)

SHORT-TERM SECURITIES – 3.2%	Principal	
Master Note		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (B) . . . . . $	312	$ 312

(Cost: $312)

TOTAL INVESTMENT SECURITIES – 97.8%		$9,602

(Cost: $9,260)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.2%		218

NET ASSETS – 100.0%		$9,820

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at December 31, 2013 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation
E-mini S&P 500 Index	Long	3-21-14	1	$92	$4

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$9,290	$ —	$—
Short-Term Securities	—	312	—
Total	$9,290	$312	$—
Futures Contracts	$ 4	$ —	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.



Michael L. Avery



Ryan F. Caldwell

Below, Michael L. Avery and Ryan F. Caldwell, portfolio managers of Ivy Funds VIP Asset Strategy, discuss positioning, performance and results for the fiscal year ended December 31, 2013. Mr. Avery has managed the Portfolio for 17 years and has 35 years of industry experience. Mr. Caldwell has managed the Portfolio for seven years and has 16 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2013	
Ivy Funds VIP Asset Strategy	25.13%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	32.39%
Barclays U.S. Aggregate Bond Index (generally reflects the performance of most U.S.-traded investment grade bonds)	–2.02%
Barclays U.S. Treasury Bills: 1-3 Month Index (generally reflects the performance of investment-grade Treasury bills, representing cash)	0.05%
Lipper Variable Annuity Global Flexible Portfolio Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	9.72%

Please note that the Portfolio returns include applicable investment fees and expense, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios. Multiple indexes are shown because the Portfolio invests in multiple asset classes.

Showing potential for more global growth

Equity markets were volatile at mid-year for the fiscal year ended December 31, 2013, before moving steadily higher in the second half of the year. Broad market indexes reached record highs by year-end. Economic growth remained slow across the globe. Growth in the U.S. economy was largely based on consumer spending and the energy, industrials and, to a lesser degree, housing sectors, driven by accommodative monetary policy. There also was some improvement in the employment rate. Markets reacted negatively at midyear when Fed Chairman Ben Bernanke announced plans to begin "tapering" the bond-buying program, based on anticipated steady improvement in the U.S. economy. Equities initially fell sharply and bond yields rose, but both markets quickly stabilized after the Fed indicated the end of the program was not imminent. The Fed did announce later that it would reduce its purchases from $85 billion to $75 billion per month, taking a very small step toward reducing economic stimulus while maintaining its aggressive monetary policy. The Fed added it will not raise interest rates until after unemployment falls well below 6.5%, but emphasized that level is not a trigger for rate hikes. Finally, a federal budget agreement at the end of the fiscal year between U.S. House and Senate negotiators helped reduce market uncertainty.

Europe's sovereign debt crisis returned as an issue at midyear as Greece struggled to form a government to address austerity demands and Spain faced difficulties in its banking system. Fears also resurfaced about an economic slowdown in China. Despite the concerns, recession in the eurozone — which reported declining gross domestic product (GDP) for six consecutive quarters — ended in the second quarter of the year. In addition, China's GDP ultimately grew an estimated 7.6% for the year. China late in the year also announced an ambitious economic plan with reforms in 16 major areas and a target of 2020 for "decisive" results. GDP growth in Japan was better than expected during the year, rising roughly 1.7% with support from Prime Minister Shinzo Abe's plan to end deflation and boost economic growth. The pace of the reform agenda in Japan slowed late in the year and could generate market concerns if it continues. Given slow global growth, investors continue to watch the monetary and fiscal policies of key economies worldwide and their impact on markets. But the improving environment in general resolved key concerns for market participants, at least for now.

Emphasis on equities delivers strong year

The Portfolio reported strong performance for the fiscal year, although it trailed the return of its all-equities benchmark, the S&P 500 Index. Entering the fiscal year, we maintained a dominant allocation to equities, based on our ongoing belief that equities were more attractive compared to other asset classes from a valuation standpoint, particularly historically expensive investment-grade fixed income and sovereign debt issues. Changing equity market fundamentals caused us to begin adjusting the Portfolio's asset allocation from the beginning of the year while maintaining the focus on equities. We began to revise from the previous highly concentrated portfolio of about 45 equity positions to a broader equities mix totaling 92 positions by year-end. The cash position increased with that move. It allows us to pursue opportunities we find attractive at the company, sector or country level, and reflects our concerns about the steady increase over time in equities valuations. For the fiscal year, the cash position negatively affected performance somewhat relative to the benchmark. We think the adjustment in equities holdings reduced stock-specific risk and put a focus on the systemic risk of equity markets. We also think this change reflects the Portfolio's flexibility as well as our attention to risk management.

Although we do not target sector weightings, our investment process led to a substantial overweight during the year in consumer discretionary stocks, compared with the benchmark. We look at the holdings in the sector as allocations to three distinct sub-sectors: the gaming industry, especially in Asia, media and autos. The overweight in consumer discretionary plus positive security selection in the sector was the major contributor to returns.

The Portfolio also continued to focus on businesses benefiting from consumption by the expanding middle-class populations across the emerging markets, especially in the Asia-Pacific region. Several such companies were key contributors to performance during the period, including gaming operators such as Galaxy Entertainment Group Limited; Sands China Ltd.; and Wynn Resorts, Limited. In terms of relative performance, the information technology sector overall was a detractor for the fiscal year, mainly as a result of security selection.

The Portfolio maintained a position in gold throughout the fiscal year of 7 to 8%, with a little of that position hedged during the year, and ending the year at about 5% hedged. The price of gold fell by about 30% during the fiscal year and our hedging activities were not able to fully manage that decline. The gold position was a major detractor from overall performance for the year. We continue to invest in gold as a hedge against aggressive monetary policy. We think such policy is likely to continue around the world in the coming year, given the tepid growth rate of the global economy.

For most of the year, we used derivatives to increase the equity exposure of the Portfolio. Equity derivatives usage was a contributor to performance for the fiscal year as a whole. The use of equity derivatives remained a portion of the overall portfolio at the end of the period.

Improving economies, global outlook

We think there are likely to be periods of extreme market volatility in the coming year. We will remain alert to market developments and their impact as the year progresses. In the face of ongoing monetary stimulus, global stock markets also have continued to re-price risk. We think that is evident in rising valuations, decreasing correlations, decreasing volatility and other metrics. While equities may be a less compelling investment choice now because of valuations and the low-growth economic environment, we still prefer them in relative value terms. We will keep the Portfolio positioned to seek to take advantage of potential opportunities in equities and fixed income that fit our preference for strong free cash flow and exposure to emerging markets.

We expect slow growth and low inflation in the U.S. in 2014 with continued aggressive monetary policy, given continued high unemployment and the outlook for inflation. We think continued aggressive monetary policy can help provide economic support to offset the fiscal policy uncertainty. But monetary policy without a fiscal policy response will not work in the long term. We believe a growing labor force, support for productivity through new technology, growing access to low-cost energy and relatively good infrastructure are positive factors. We think these factors can support future U.S. GDP growth, although it is likely to remain modest in the near term.

As we analyze where growth will come from in the mid to long term, we have maintained our theme related to the growth in consumer consumption in emerging markets. We believe there still are opportunities to participate in the rising prosperity of these individuals, especially across Asia. Many emerging-market countries continue to show improvement in their economies.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

The Portfolio may allocate from 0-100% of its assets between stocks, bonds and short-term instruments of issuers around the globe and investments with exposure to various foreign securities. Subject to diversification limits, the Fund also may invest up to 25% of its total assets in precious metals.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Portfolio may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

The Fund may focus its investments in certain regions or industries, thereby increasing its potential vulnerability to market volatility.

Investing in commodities is generally considered speculative because of the significant potential for investment loss due to cyclical economic conditions, sudden political events, and adverse international monetary policies. Markets for commodities are likely to be volatile and the Portfolio may pay more to store and accurately value its commodity holdings than it does with other holdings. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Asset Strategy.

Asset Allocation

Stocks	**77.3%**
Consumer Discretionary	34.3%
Financials	17.9%
Information Technology	12.5%
Energy	4.1%
Industrials	3.2%
Health Care	2.4%
Consumer Staples	1.4%
Materials	1.0%
Telecommunication Services	0.5%
Bullion (Gold)	**7.0%**
Purchased Options	**0.1%**
Bonds	**3.7%**
Corporate Debt Securities	3.0%
Loans	0.7%
United States Government and Government Agency Obligations	0.0%
Cash and Cash Equivalents	**11.9%**

Country Weightings

North America	**36.7%**
United States	36.7%
Pacific Basin	**29.0%**
Japan	12.5%
Hong Kong	9.1%
China	6.0%
Other Pacific Basin	1.4%
Europe	**15.3%**
United Kingdom	7.1%
Other Europe	8.2%
Bullion (Gold)	**7.0%**
Cash and Cash Equivalents and Options	**12.0%**

Top 10 Equity Holdings

Company	Country	Sector
Galaxy Entertainment Group Limited, ADR	Hong Kong	Consumer Discretionary
Sands China Ltd.	China	Consumer Discretionary
Delta Topco Limited	United Kingdom	Consumer Discretionary
Wynn Resorts, Limited	United States	Consumer Discretionary
AIA Group Limited	Hong Kong	Financials
Media Group Holdings, LLC	United States	Consumer Discretionary
CBS Corporation, Class B	United States	Consumer Discretionary
Cisco Systems, Inc.	United States	Information Technology
Phillips 66	United States	Energy
Legend Pictures, LLC	United States	Consumer Discretionary

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.



(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-13	25.13%
5-year period ended 12-31-13	13.46%
10-year period ended 12-31-13	13.02%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Asset Strategy (in thousands) DECEMBER 31, 2013

COMMON STOCKS	Shares	Value
Advertising – 0.1%		
Omnicom Group Inc. (A)	12	$ 892
Aerospace & Defense – 0.9%		
Boeing Company (The)	37	5,009
European Aeronautic Defence and Space Company (B)	143	10,941
		15,950
Airlines – 0.3%		
Japan Airlines Corporation (B)	109	5,347
Apparel, Accessories & Luxury Goods – 0.4%		
Prada S.p.A. (B)	824	7,332
Application Software – 1.2%		
Adobe Systems Incorporated (A)	44	2,605
Intuit Inc.	225	17,172
		19,777
Asset Management & Custody Banks – 2.5%		
Apollo Global Management, LLC	268	8,468
Blackstone Group L.P. (The)	618	19,455
KKR & Co. L.P.	573	13,937
		41,860
Auto Parts & Equipment – 0.7%		
Continental AG (B)	53	11,513
Automobile Manufacturers – 3.9%		
Bayerische Motoren Werke AG (B)	120	14,104
DaimlerChrysler AG, Registered Shares (B)	68	5,910
Fuji Heavy Industries Ltd. (B)	329	9,418
Hyundai Motor Company (A)(B)	93	20,758
Renault S.A. (B)	56	4,510
Toyota Motor Corporation (B)	187	11,399
		66,099
Biotechnology – 0.9%		
Amgen Inc.	58	6,610
Biogen Idec Inc. (A)	13	3,553
Gilead Sciences, Inc. (A)	79	5,952
		16,115
Brewers – 0.3%		
Anheuser-Busch InBev S.A., ADR	46	4,940
Broadcasting – 2.4%		
CBS Corporation, Class B	641	40,838
Cable & Satellite – 0.9%		
British Sky Broadcasting Group plc (B)	249	3,486

COMMON STOCKS (Continued)	Shares	Value
Cable & Satellite (Continued)		
Comcast Corporation, Class A	167	$ 8,672
Time Warner Cable Inc.	25	3,347
		15,505
Casinos & Gaming – 13.9%		
Dynam Japan Holdings Co., Ltd. (B)	1,166	4,083
Galaxy Entertainment Group Limited, ADR (B)	11,233	100,752
Sands China Ltd. (B)	9,878	80,701
Wynn Resorts, Limited	271	52,689
		238,225
Communications Equipment – 1.7%		
Cisco Systems, Inc. (C)	1,327	29,786
Computer Hardware – 1.0%		
Apple Inc. (C)	29	16,328
Construction & Farm Machinery & Heavy Trucks – 0.1%		
KION Holding 1 GmbH (A)(B)	30	1,259
Consumer Electronics – 2.2%		
Panasonic Corporation (B)	1,653	19,209
Sony Corporation (B)	1,051	18,217
		37,426
Diversified Banks – 5.0%		
BNP Paribas (B)	33	2,603
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (B)	2,854	18,805
Mizuho Financial Group, Inc. (B)	9,336	20,211
Sumitomo Mitsui Financial Group, Inc. (B)	363	18,688
Sumitomo Mitsui Trust Holdings, Inc. (B)	3,333	17,534
Wells Fargo & Company	177	8,018
		85,859
Diversified Chemicals – 0.6%		
Dow Chemical Company (The)	217	9,617
Electronic Equipment & Instruments – 1.3%		
FUJIFILM Holdings Corporation (B)	178	5,024
Hitachi, Ltd. (B)	2,166	16,372
		21,396
Health Care Supply – 0.1%		
Abbott Laboratories	61	2,334
Home Entertainment Software – 0.3%		
Activision Blizzard, Inc.	312	5,565
Hotels, Resorts & Cruise Lines – 1.0%		
Starwood Hotels & Resorts Worldwide, Inc.	222	17,646

COMMON STOCKS (Continued)	Shares	Value
Industrial Conglomerates – 0.5%		
Hutchison Whampoa Limited, Ordinary Shares (B)	570	$ 7,748
Integrated Oil & Gas – 0.6%		
Occidental Petroleum Corporation	112	10,642
Internet Retail – 0.3%		
Amazon.com, Inc. (A)	12	4,785
Internet Software & Services – 1.2%		
Tencent Holdings Limited (B)	328	20,896
Investment Banking & Brokerage – 1.9%		
Goldman Sachs Group, Inc. (The)	72	12,710
Nomura Holdings, Inc. (B)	2,004	15,395
TCS Group Holding plc, GDR (A)(B)(D)	232	3,466
		31,571
IT Consulting & Other Services – 1.6%		
Accenture plc, Class A	51	4,169
Cognizant Technology Solutions Corporation, Class A (A)	182	18,373
International Business Machines Corporation	24	4,520
		27,062
Life & Health Insurance – 4.6%		
AIA Group Limited (B)	9,359	46,950
MetLife, Inc.	271	14,596
Ping An Insurance (Group) Company of China, Ltd., A Shares (B)	351	2,418
Prudential Financial, Inc.	159	14,663
		78,627
Movies & Entertainment – 8.5%		
Delta Topco Limited (A)(E)	56,728	66,909
Legend Pictures, LLC (A)(E)	10	21,719
Media Group Holdings, LLC (A)(E)	19	40,864
News Corporation Limited, Class A	422	14,857
		144,349
Multi-Line Insurance – 2.6%		
Allianz AG, Registered Shares (B)	57	10,275
American International Group, Inc.	285	14,524
Axa S.A. (B)	393	10,918
Zurich Financial Services, Registered Shares (B)	30	8,607
		44,324

COMMON STOCKS (Continued)

	Shares	Value
Office Electronics – 1.0%		
Canon Inc. (B)	471	$14,887
Ricoh Company, Ltd. (B)	242	2,569
		17,456
Oil & Gas Exploration & Production – 1.0%		
ConocoPhillips	246	17,387
Oil & Gas Refining & Marketing – 1.4%		
Phillips 66	305	23,485
Oil & Gas Storage & Transportation – 1.1%		
Plains GP Holdings, L.P., Class A (A)	680	18,204
Other Diversified Financial Services – 0.6%		
Citigroup Inc.	78	4,070
ING Groep N.V., Certicaaten Van Aandelen (A)(B)	452	6,277
		10,347
Pharmaceuticals – 1.4%		
AstraZeneca plc (B)	60	3,547
Pfizer Inc.	490	15,018
Roche Holdings AG, Genusscheine (B)	14	3,968
		22,533
Property & Casualty Insurance – 0.1%		
ACE Limited	15	1,594
Allstate Corporation (The) . . .	14	769
		2,363
Railroads – 0.4%		
Central Japan Railway Company (B)	51	6,031
Reinsurance – 0.6%		
Swiss Re Ltd (B)	103	9,492
Research & Consulting Services – 1.0%		
Nielsen Holdings N.V.	413	18,962
Semiconductor Equipment – 1.3%		
Applied Materials, Inc. (C) . . .	583	10,304
ASML Holding N.V., Ordinary Shares (B)	133	12,451
		22,755
Semiconductors – 0.9%		
Samsung Electronics Co., Ltd. (B)	3	4,160
Texas Instruments Incorporated	249	10,912
		15,072
Specialty Chemicals – 0.4%		
LyondellBasell Industries N.V., Class A	86	6,896
Systems Software – 1.0%		
Microsoft Corporation	253	9,455
Oracle Corporation	210	8,027
		17,482

COMMON STOCKS (Continued)

	Shares	Value
Tobacco – 1.1%		
Philip Morris International Inc.	222	$ 19,369
Wireless Telecommunication Service – 0.5%		
NTT DoCoMo, Inc. (B)	531	8,696
TOTAL COMMON STOCKS – 77.3%		**$1,318,143**
(Cost: $914,430)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Apple Inc., Call $575.00, Expires 1-17-14, OTC (Ctrpty: Goldman Sachs International) . .	158	92
Applied Materials, Inc., Call $19.00, Expires 1-17-14, OTC (Ctrpty: Barclays Bank plc)	873	3
Cisco Systems, Inc., Call $22.00, Expires 1-17-14, OTC (Ctrpty: Deutsche Bank AG)	1,966	99
FTSE 100 Index: Call GBP6,650.00, Expires 3-21-14, OTC (Ctrpty: Barclays Bank plc) (F)	236	676
Call GBP6,700.00, Expires 6-20-14, OTC (Ctrpty: Barclays Bank plc) (F)	236	787
iShares FTSE China 25 Index Fund, Call $42.00, Expires 1-17-14, OTC (Ctrpty: Barclays Bank plc)	1,967	5

PURCHASED OPTIONS (Continued)	Number of Contracts (Unrounded)	Value
Nikkei 225 Index, Call JPY15,500.00, Expires 1-10-14, OTC (Ctrpty: Citibank N.A.) (F)	73	$ 489
SPDR Gold Shares, ETF, Put $118.00, Expires 2-21-14	70	31
TOTAL PURCHASED OPTIONS – 0.1%		**$ 2,182**
(Cost: $1,512)		

CORPORATE DEBT SECURITIES	Principal	
Movies & Entertainment – 3.0%		
Circuit of the Americas LLC, Series A, 16.000%, 7-31-18 . .	$ 2,500	1,750
Circuit of the Americas LLC, Series B, 16.000%, 7-31-18 (G) . .	2,969	2,078
Delta Topco Limited, 10.000%, 11-24-60 (E)(G) . .	46,903	46,903
		50,731
TOTAL CORPORATE DEBT SECURITIES – 3.0%		**$50,731**
(Cost: $52,904)		

LOANS		
Movies & Entertainment – 0.7%		
Circuit of the Americas LLC, 6.000%, 6-30-17 (H) . . .	650	650
Formula One Holdings Ltd. and Alpha Topco Limited, 9.250%, 10-16-19 (H) . .	10,400	10,829
		11,479
TOTAL LOANS – 0.7%		**$11,479**
(Cost: $10,917)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

Mortgage-Backed Obligations – 0.0%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5.500%, 9-15-17 (I) . .	269	8
5.000%, 4-15-19 (I) . .	18	—*
5.500%, 3-15-23 (I) . .	107	11
5.500%, 10-15-25 (I) . .	369	53
6.000%, 11-15-35 (I) . .	222	42

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

Mortgage-Backed Obligations (Continued)

	Principal	Value
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6-25-23 (I)	$ 163	$ 22
5.000%, 11-25-23 (I)	14	—*
5.500%, 8-25-33 (I)	246	47
5.500%, 4-25-34 (I)	409	77
5.500%, 11-25-36 (I)	540	99
Government National Mortgage Association Agency REMIC/CMO:		
5.500%, 3-20-32 (I)	136	8
5.000%, 7-20-33 (I)	46	2
5.500%, 11-20-33 (I)	241	14
5.500%, 7-20-35 (I)	185	33
		416

		Value
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		$ 416

(Cost: $1,545)

	Troy Ounces	Value
BULLION – 7.0%		
Gold	98	$118,499

(Cost: $120,441)

SHORT-TERM SECURITIES

	Principal	Value
Certificate Of Deposit – 0.5%		
Banco del Estado de Chile:		
0.200%, 3-3-14	$4,000	4,000
0.200%, 3-11-14	5,500	5,500
		9,500
Commercial Paper – 9.1%		
Air Products and Chemicals, Inc., 0.170%, 2-19-14 (J)	5,000	4,999
American Honda Finance Corp. (GTD by Honda Motor Co.), 0.100%, 1-9-14 (J)	4,900	4,900

SHORT-TERM SECURITIES (Continued)

	Principal	Value
Commercial Paper (Continued)		
Army & Air Force Exchange Service, 0.080%, 1-8-14 (J)	$10,000	$10,000
Coca-Cola Company (The), 0.090%, 3-6-14 (J)	10,000	9,998
Danaher Corporation:		
0.090%, 1-16-14 (J)	7,000	7,000
0.110%, 1-17-14 (J)	10,000	10,000
Federal Home Loan Bank, 0.070%, 2-7-14 (J)	10,000	9,999
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc), 0.160%, 1-9-14 (J)	3,000	3,000
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 0.160%, 1-8-14 (J)	5,000	5,000
ICICI Bank Limited (GTD by Wells Fargo Bank, N.A.), 0.140%, 1-21-14 (J)	10,000	9,999
Illinois Tool Works Inc., 0.080%, 1-8-14 (J)	4,000	4,000
International Business Machines Corporation, 0.030%, 1-22-14 (J)	1,000	1,000
John Deere Financial Limited (GTD by John Deere Capital Corporation), 0.100%, 1-16-14 (J)	7,000	7,000
L Air Liquide S.A., 0.180%, 1-31-14 (J)	10,000	9,998
Nestle Finance International Ltd. (GTD by Nestle S.A.), 0.070%, 1-8-14 (J)	15,000	14,999
Pfizer Inc., 0.070%, 3-12-14 (J)	5,000	4,999
Sysco Corporation, 0.170%, 1-10-14 (J)	10,000	10,000
Toronto-Dominion Holdings USA Inc. (GTD by Toronto Dominion Bank), 0.120%, 1-14-14 (J)	10,000	10,000

SHORT-TERM SECURITIES (Continued)

	Principal	Value
Commercial Paper (Continued)		
Unilever Capital Corporation (GTD by Unilever N.V.), 0.020%, 1-3-14 (J)	$ 3,141	$ 3,141
Wal-Mart Stores, Inc.:		
0.060%, 1-6-14 (J)	10,000	9,999
0.070%, 1-9-14 (J)	4,000	4,000
		154,031
Master Note – 0.2%		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (K)	2,777	2,777
Municipal Obligations – Taxable – 0.3%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.020%, 1-1-14 (K)	2,200	2,200
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.020%, 1-1-14 (K)	4,000	4,000
		6,200

		Value
TOTAL SHORT-TERM SECURITIES – 10.1%		$ 172,508

(Cost: $172,509)

		Value
TOTAL INVESTMENT SECURITIES – 98.2%		$1,673,958

(Cost: $1,274,258)

		Value
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.8%		30,515
NET ASSETS – 100.0%		$1,704,473

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2013, the total value of these securities amounted to $3,466 or 0.2% of net assets.

(E) Restricted securities. At December 31, 2013, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Delta Topco Limited	1-23-12 to 5-1-12	56,728	$38,355	$66,909
Legend Pictures, LLC	12-18-12	10	18,161	21,719
Media Group Holdings, LLC	4-23-13	19	40,864	40,864
		Principal		
Delta Topco Limited, 10.000%, 11-24-60	1-23-12 to 6-18-12	$46,903	47,435	46,903
			$144,815	$176,395

The total value of these securities represented 10.3% of net assets at December 31, 2013.

(F) Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (GBP – British Pound and JPY – Japanese Yen).

(G) Payment-in-kind bonds.

(H) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013.

(I) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(J) Rate shown is the yield to maturity at December 31, 2013.

(K) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at December 31, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	UBS AG	1,275,017	1-27-14	$ 525	$—
Sell	Japanese Yen	Goldman Sachs International	1,344,068	1-27-14	562	—
Sell	Japanese Yen	Citibank N.A.	2,049,838	1-27-14	848	—
Sell	Japanese Yen	Morgan Stanley International	3,655,695	1-27-14	1,508	—
Sell	Japanese Yen	Barclays Capital, Inc.	4,647,246	1-27-14	1,895	—
Sell	Japanese Yen	Deutsche Bank AG	6,778,334	1-27-14	2,806	—
					$8,144	$—

The following futures contracts were outstanding at December 31, 2013 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation
Gold	Short	2-26-14	707	$(85,109)	$2,698

The following written options were outstanding at December 31, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Apple Inc.	Goldman Sachs International	Call	158	January 2014	$ 600.00	$ 97	$ (24)
Applied Materials, Inc.	Barclays Bank plc	Call	873	January 2014	21.00	10	(1)
	Barclays Bank plc	Put	248	January 2014	13.00	8	—*
	Barclays Bank plc	Put	248	January 2014	14.00	14	—*
Cisco Systems, Inc.	Deutsche Bank AG	Call	2,949	January 2014	24.00	15	(4)
FTSE 100 Index	Barclays Bank plc	Put	236	March 2014	GBP6,000.00	198	(85)
	Barclays Bank plc	Call	236	March 2014	6,950.00	85	(174)
	Barclays Bank plc	Put	236	June 2014	5,900.00	414	(235)
Nikkei 225 Index	Citibank N.A.	Put	73	January 2014	JPY13,500.00	113	(2)
SPDR Gold Shares, ETF	N/A	Call	70	February 2014	$ 118.00	30	(17)
						$984	$(542)

Asset Strategy *(in thousands)* DECEMBER 31, 2013

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,185,185	$ 3,466	$129,492
Purchased Options	31	2,151	—
Corporate Debt Securities	—	—	50,731
Loans	—	—	11,479
United States Government Agency Obligations	—	416	—
Bullion	118,499	—	—
Short-Term Securities	—	172,508	—
Total	$1,303,715	$178,541	$191,702
Futures Contracts	$ 2,698	$ —	$ —
Forward Foreign Currency Contracts	$ —	$ 8,144	$ —
Liabilities			
Written Options	$ 17	$ 525	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities	Loans
Beginning Balance 1-1-13	$ 62,482	$48,655	$11,345
Net realized gain (loss)	—	—	—
Net change in unrealized appreciation (depreciation)	26,145	(1,641)	217
Purchases	40,865	3,717	—
Sales	—	—	(100)
Amortization/Accretion of premium/discount	—	—	17
Transfers into Level 3 during the period	—	—	—
Transfers out of Level 3 during the period	—	—	—
Ending Balance 12-31-13	$129,492	$50,731	$11,479
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 12-31-13	$ 26,145	$ (1,641)	$ 217

During the period ended December 31, 2013, securities totaling $308,886 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2012.

Information about Level 3 fair value measurements:

	Fair Value at 12-31-13	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$88,628	Market comparable companies	Price-earnings ratio	43x to 55x
		Discounted cash flows model	Long-term growth rate	2.5%
			Weighted average cost of capital	8.5%
			Illiquidity discount	7.5 to 10%
	40,864	Purchase price	Purchase price	$ 2,147.47
Corporate Debt Securities	3,828	Broker quotes	Broker quotes	70
	46,903	Market comparable companies	Price-earnings ratio	43x
		Discounted cash flows model	Long-term growth rate	2.5%
			Weighted average cost of capital	8.5%
			Illiquidity discount	7.5%
Loans	11,479	Third-party valuation service	Broker quotes	100 to 104.125

Significant increase in price-earnings ratio or long-term growth rate inputs could result in a higher fair value measurement. However, significant increase in weighted average cost of capital of illiquidity discount inputs could result in a lower fair value measurement.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GDR = Global Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)	
United States	36.7%
Japan	12.5%
Hong Kong	9.1%
United Kingdom	7.1%
China	6.0%
Germany	2.5%
France	1.7%
Netherlands	1.5%
South Korea	1.4%
Switzerland	1.4%
Other Countries	1.1%
Other+	19.0%

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Cynthia P. Prince-Fox

Below, Cynthia P. Prince-Fox, portfolio manager of Ivy Funds VIP Balanced, discusses positioning, performance and results for the fiscal year ended December 31, 2013. She has managed the Portfolio since 1994 and has 30 years of industry experience.

Fiscal year Performance

For the 12 Months Ended December 31, 2013

Ivy Funds VIP Balanced	23.70%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	32.39%
Lipper Variable Annuity Mixed-Asset Target Allocation Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	19.36%
Barclays U.S. Government/Credit Index (generally reflects the performance of securities in the bond market)	–2.35%

Please note that Portfolio returns include applicable fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios. Multiple indexes are shown because the Portfolio invests in multiple asset classes.

Key drivers

Underperformance of the Portfolio relative to the S&P 500 benchmark was due to the Portfolio's fixed-income allocation. The Portfolio ordinarily invests at least 25% of its assets in fixed-income securities. During the period, equities generally outperformed fixed-income securities and as a result, the bond portfolio acted as a drag on the performance relative to the all-equities benchmark. The Portfolio's relative outperformance to the Lipper Variable Annuity Mixed-Asset Target Allocation Growth Funds Universe Average benchmark was influenced by a number of factors.

First, asset allocation played a key role in overall performance. Our decision to overweight equities for the year drove strong relative performance as equities significantly outperformed bonds for the year. This decision to target the Portfolio's maximum allocation in equities was based primarily on the absolute low level of interest rates, where, in our opinion, equities offered a more compelling long-term return potential than bonds.

Another key driver of outperformance compared to the Lipper average was sector emphasis within the equities portion of the Portfolio, resulting in strong performance versus the S&P 500. The main drivers in sector emphasis came from our decision to overweight industrials and consumer discretionary. While every industry sector posted positive returns for the year, industrials and consumer discretionary represented two of the top three categories. Utilities and telecommunications were the two laggards for the period, where the Portfolio had no exposure for the majority of the year. From a stock selection standpoint, consumer discretionary represented five of the top 10 overall contributors. The majority of adverse stock selection came from our health care and technology selections. While the health care holdings posted positive returns, they significantly lagged a very strong move in major pharmaceuticals, where we had limited exposure. In addition to strong relative equity performance, the Portfolios fixed-income returns were slightly positive, better than the negative return by the Barclays U.S. Government/Credit Index benchmark.

From a macro perspective, we witnessed a wide range of events that drove volatility throughout the year. While the first quarter S&P 500 return was impressive, consumer staples and utilities, the sectors that posted the strongest performance, were even more impressive. While these areas are generally considered to be defensive in nature, we saw this move as a symptom of a broader trend in the investor's quest for yield outside of what was generally available in the credit markets. This quest drove more companies to return excess capital in the form of dividends and buybacks, highlighted by a surge in dividends to an all-time high. More importantly, payout ratios (dividends paid, divided by earnings) remained low. The current payout ratio stands at 33%, substantially below the historical average of 50%. The capital return theme played an important role in the Portfolio as a number of holdings rewarded shareholders with rising dividends and healthy share buybacks.

The fixed-income portion of the Portfolio generated a small positive return for the year in an environment where most high quality fixed-income benchmarks including the Barclays U.S. Gov/Credit experienced negative returns. The fixed-income portfolio has long been short duration to its benchmark given the absolute low level of interest rates. It has also developed a substantial overweight in credit given the relatively good health of corporate balance sheets and abundant liquidity available within the financial system. Both the short duration and overweight in credit were strong drivers of outperformance. Credit outperformance also benefited from a significant position in financials, mainly banks and a heavier weighting to the BBB credit rating bucket. Given the uncertainty surrounding the pace of the Federal Reserve's exit program and its effects on longer-term interest rates, we prefer not to make substantial bets on the future levels of interest rates. Instead we are pursuing strategies that focus on generating outperformance from the steepness exhibited in the intermediate part of the yield curve and credit markets.

Contributors and detractors

Top contributors to overall performance were names that fell into either consumer discretionary or industrials. Within consumer discretionary, mass media company, CBS Corporation, holds top billing for the year. While the Portfolio has held this stock for a number of years, the secular trend for retransmission revenues continues to be a key metric for stock performance. The thesis is that broadcast networks have a roughly 40% share of spend on programming and viewership, but only receive 4% of the consumer bill or 10% of the total spend by MVPDs (multichannel video programming distributors), such as, cable TV systems and direct-broadcast satellite providers. It is estimated that retransmission payments to CBS will go from $300 million to $1 billion by 2016, with the potential to go higher over the next five years. In addition, the company has done a spectacular job managing its balance sheet and assets, returning more than $2 billion through dividends and share repurchase.

Another key contributor to performance was Amazon.com, Inc. The online retailer seems well-positioned for the secular shift to the online channel and its gains within that channel seem to be accelerating as witnessed by this most recent holiday season. In Amazon's most recent quarter, active customer count was up 19% to 224 million, resulting in revenue growth of 26% and 36% growth in gross profit. The company also disclosed that millions of Amazon Prime members have signed up for the service, a key metric for future sales as Prime members tend to spend more with the company than non-Prime members. This appears to be further evidence of deeper partnering with consumers, which ultimately drives opportunity in more product categories, including a long-term opportunity in grocery.

Detractors from performance were found in technology and healthcare. One notable underperformer was Cisco Systems, Inc. The company announced earnings in November and noted that it had experienced a sudden broad-based slow down across its entire business, resulting in a significant guide down for the coming quarter. While a number of macro issues were cited, the magnitude was particularly surprising given the fact that global GDP (gross domestic product) growth has been weak, but not disastrous. For now, we have reduced the Portfolio's position size and look for price support given a strong capitol return program in the form of dividends and share repurchases. From a longer term standpoint, Cisco is refocused and well-positioned to capitalize on the major secular technology trends such as, cloud, mobility and virtualization.

Outlook

As we look forward, we believe profit growth will ultimately be the driver of market performance. Stock prices have been remarkably resilient in the face of innumerable macro events since 2009, primarily as a result of a more than doubling in corporate profits. This outstanding profits recovery has occurred in a modest growth environment as corporations have become lean and mean. A return of confidence will be needed for housing to sustain its recovery and capital expenditures to resume. Otherwise, stock performance may have borrowed from the future as we head into 2014. We remain constructive in our outlook with an accommodative fiscal policy mixed with strong corporate balance sheets. We believe this should be a good recipe for growth. As always, we look to position the Portfolio accordingly as new inputs become available.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest-rate risk and, as such, the Portfolio's net asset value may fall as interest rates rise. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Funds VIP Balanced.

Asset Allocation

Stocks	**74.5%**
Consumer Discretionary	15.6%
Industrials	14.7%
Financials	9.4%
Energy	9.0%
Consumer Staples	8.4%
Information Technology	8.2%
Health Care	5.0%
Materials	4.2%
Bonds	**21.2%**
Corporate Debt Securities	16.8%
United States Government and Government Agency Obligations	4.1%
Other Government Securities	0.3%
Cash and Cash Equivalents	**4.3%**

Top 10 Equity Holdings

Company	Sector
Limited Brands, Inc.	Consumer Discretionary
Anheuser-Busch InBev S.A., ADR	Consumer Staples
JPMorgan Chase & Co.	Financials
Pentair, Inc.	Industrials
PNC Financial Services Group, Inc. (The)	Financials
Boeing Company (The)	Industrials
Citigroup Inc.	Financials
Estee Lauder Companies, Inc. (The), Class A	Consumer Staples
Harley-Davidson, Inc.	Consumer Discretionary
Brown-Forman Corporation, Class B	Consumer Staples

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
Balanced



(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-13	23.70%
5-year period ended 12-31-13	13.62%
10-year period ended 12-31-13	8.02%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.8%		
Boeing Company (The)	51	$ 6,989
Honeywell International Inc.	70	6,359
Precision Castparts Corp.	24	6,545
		19,893
Apparel Retail – 2.3%		
Limited Brands, Inc.	157	9,680
Application Software – 1.3%		
Intuit Inc.	70	5,342
Asset Management & Custody Banks – 1.5%		
Northern Trust Corporation . .	102	6,325
Brewers – 2.1%		
Anheuser-Busch InBev S.A., ADR	81	8,570
Broadcasting – 1.5%		
CBS Corporation, Class B	101	6,450
Cable & Satellite – 2.6%		
Comcast Corporation, Class A	92	4,802
Time Warner Cable Inc.	46	6,234
		11,036
Communications Equipment – 1.2%		
Cisco Systems, Inc.	222	4,988
Computer Hardware – 1.5%		
Apple Inc.	12	6,453
Construction & Farm Machinery & Heavy Trucks – 1.6%		
Cummins Inc.	47	6,668
Distillers & Vintners – 2.3%		
Brown-Forman Corporation, Class B	88	6,669
Constellation Brands, Inc. (A)	44	3,104
		9,773
Diversified Chemicals – 2.5%		
Dow Chemical Company (The)	145	6,416
PPG Industries, Inc.	21	3,983
		10,399
Electrical Components & Equipment – 1.5%		
Rockwell Automation, Inc. . . .	54	6,392
Fertilizers & Agricultural Chemicals – 1.0%		
Monsanto Company	35	4,079
Health Care Equipment – 1.3%		
Covidien plc	78	5,312
Home Improvement Retail – 1.6%		
Home Depot, Inc. (The)	79	6,530

COMMON STOCKS (Continued)	Shares	Value
Hotels, Resorts & Cruise Lines – 1.3%		
Hyatt Hotels Corporation, Class A (A)	109	$ 5,376
Household Products – 1.2%		
Colgate-Palmolive Company	77	5,047
Industrial Conglomerates – 1.3%		
3M Company	38	5,259
Industrial Machinery – 3.3%		
Pall Corporation	74	6,324
Pentair, Inc.	94	7,309
		13,633
Integrated Oil & Gas – 1.2%		
Exxon Mobil Corporation	48	4,827
Internet Retail – 1.6%		
Amazon.com, Inc. (A)	17	6,660
IT Consulting & Other Services – 1.4%		
Cognizant Technology Solutions Corporation, Class A (A)	57	5,746
Managed Health Care – 0.8%		
UnitedHealth Group Incorporated	46	3,449
Motorcycle Manufacturers – 1.6%		
Harley-Davidson, Inc.	97	6,730
Movies & Entertainment – 1.4%		
Twenty-First Century Fox, Inc.	165	5,712
Multi-Line Insurance – 1.4%		
American International Group, Inc.	117	5,963
Oil & Gas Equipment & Services – 2.6%		
National Oilwell Varco, Inc.	74	5,885
Schlumberger Limited	58	5,226
		11,111
Oil & Gas Exploration & Production – 2.3%		
Cabot Oil & Gas Corporation	80	3,109
ConocoPhillips	93	6,535
		9,644
Oil & Gas Refining & Marketing – 1.6%		
Phillips 66	86	6,614
Oil & Gas Storage & Transportation – 1.3%		
Plains GP Holdings, L.P., Class A (A)	102	2,736
Regency Energy Partners LP	104	2,739
		5,475

COMMON STOCKS (Continued)	Shares	Value
Other Diversified Financial Services – 3.6%		
Citigroup Inc.	134	$ 6,967
JPMorgan Chase & Co.	132	7,690
		14,657
Packaged Foods & Meats – 1.2%		
Mead Johnson Nutrition Company	58	4,850
Personal Products – 1.6%		
Estee Lauder Companies, Inc. (The), Class A	91	6,869
Pharmaceuticals – 2.9%		
GlaxoSmithKline plc, ADR	104	5,553
Johnson & Johnson	71	6,511
		12,064
Property & Casualty Insurance – 1.2%		
Travelers Companies, Inc. (The)	55	5,007
Publishing – 0.8%		
Pearson plc (B)	145	3,227
Railroads – 1.5%		
Union Pacific Corporation . .	38	6,451
Regional Banks – 1.7%		
PNC Financial Services Group, Inc. (The)	93	7,192
Research & Consulting Services – 0.7%		
Verisk Analytics, Inc., Class A (A)	47	3,082
Restaurants – 0.9%		
Starbucks Corporation	49	3,825
Semiconductor Equipment – 1.5%		
Applied Materials, Inc.	347	6,144
Semiconductors – 1.3%		
Microchip Technology Incorporated	122	5,464
Specialty Chemicals – 0.7%		
Sherwin-Williams Company (The)	17	3,101
TOTAL COMMON STOCKS – 74.5%		**$311,069**

(Cost: $202,119)

Balanced *(in thousands)* DECEMBER 31, 2013

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.2%		
General Dynamics Corporation, 1.000%, 11-15-17	$ 500	$ 484
Northrop Grumman Corporation, 1.750%, 6-1-18	250	244
		728
Apparel Retail – 0.6%		
Limited Brands, Inc.:		
6.900%, 7-15-17	250	288
6.625%, 4-1-21	1,460	1,602
5.625%, 2-15-22	414	423
		2,313
Apparel, Accessories & Luxury Goods – 0.2%		
LVMH Moet Hennessy - Louis Vuitton, 1.625%, 6-29-17 (C)	1,000	996
Asset Management & Custody Banks – 0.1%		
Ares Capital Corporation, 4.875%, 11-30-18	500	512
Auto Parts & Equipment – 0.1%		
Delphi Corporation, 5.000%, 2-15-23	411	423
Automobile Manufacturers – 1.2%		
Ford Motor Company, Convertible, 4.250%, 11-15-16	2,000	3,690
Hyundai Capital America, 2.875%, 8-9-18 (C)	250	251
Toyota Motor Credit Corporation:		
0.529%, 5-17-16 (D)	500	501
2.050%, 1-12-17	500	511
2.000%, 10-24-18	400	400
		5,353
Banking – 0.7%		
BB&T Corporation, 1.450%, 1-12-18	300	292
Commonwealth Bank of Australia New York, 1.950%, 3-16-15	600	610
HSBC USA Inc., 1.625%, 1-16-18	200	197
Swedbank AB (publ), 1.750%, 3-12-18 (C)	300	295
Wells Fargo & Company, 2.150%, 1-15-19	500	498
Westpac Banking Corporation, 2.250%, 7-30-18	1,000	1,003
		2,895
Biotechnology – 0.2%		
Amgen Inc., 2.125%, 5-15-17	750	759

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Brewers – 0.2%		
Heineken N.V., 1.400%, 10-1-17 (C)	$250	$ 245
SABMiller Holdings Inc., 2.200%, 8-1-18 (C)	500	499
		744
Broadcasting – 0.0%		
Discovery Communications, LLC, 3.300%, 5-15-22	200	189
Cable & Satellite – 0.4%		
DIRECTV Holdings LLC, 2.400%, 3-15-17	750	763
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 3.500%, 3-1-16	500	525
Pearson Funding Five plc, 3.250%, 5-8-23 (C)	300	270
		1,558
Consumer Finance – 1.0%		
American Express Credit Corporation, 2.125%, 7-27-18	100	100
American Honda Finance Corporation:		
0.612%, 5-26-16 (C)(D)	500	501
2.125%, 10-10-18	150	149
Capital One Bank USA N.A., 2.150%, 11-21-18	500	497
Capital One Financial Corporation, 1.000%, 11-6-15	500	500
Charles Schwab Corporation (The), 2.200%, 7-25-18	300	301
Discover Bank, 2.000%, 2-21-18	250	245
Ford Motor Credit Company LLC, 3.875%, 1-15-15	500	517
General Motors Financial Company, Inc., 2.750%, 5-15-16 (C)	448	454
SLM Corporation, 4.875%, 6-17-19	500	498
Total System Services, Inc., 2.375%, 6-1-18	100	97
USAA Capital Corporation, 1.050%, 9-30-14 (C)	500	502
		4,361
Data Processing & Outsourced Services – 0.2%		
Fidelity National Financial, Inc., 6.600%, 5-15-17	800	892

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Distillers & Vintners – 0.5%		
Beam Inc.:		
1.875%, 5-15-17	$ 300	$ 299
1.750%, 6-15-18	250	244
Brown-Forman Corporation, 1.000%, 1-15-18	1,000	964
Constellation Brands, Inc., 3.750%, 5-1-21	670	630
		2,137
Distributors – 0.1%		
LKQ Corporation, 4.750%, 5-15-23 (C)	282	262
Diversified Banks – 1.3%		
Bank of America Corporation:		
1.066%, 3-22-16 (D)	1,000	1,006
2.000%, 1-11-18	400	399
Bank of New York Mellon Corporation (The):		
1.500%, 1-31-14	500	500
2.100%, 1-15-19	500	495
Bank of Nova Scotia (The):		
1.450%, 4-25-18	500	486
2.050%, 10-30-18	200	198
Barclays Bank plc, 2.375%, 1-13-14	300	300
BNP Paribas, 2.700%, 8-20-18	150	153
BNP Paribas S.A., 5.186%, 6-29-49 (C)(D)	100	102
National Australia Bank Ltd.:		
0.900%, 1-20-16	500	500
2.300%, 7-25-18	250	252
Nordea Bank AB, 1.625%, 5-15-18 (C)	300	293
Societe Generale, 2.625%, 10-1-18	200	202
Wells Fargo & Company, 1.500%, 1-16-18	250	248
		5,134
Diversified Chemicals – 0.1%		
Airgas, Inc., 1.650%, 2-15-18	500	487
Diversified Metals & Mining – 0.1%		
Freeport-McMoRan Copper & Gold Inc., 2.375%, 3-15-18	150	150
Teck Resources, 3.000%, 3-1-19	100	100
		250
Drug Retail – 0.2%		
CVS Caremark Corporation, 3.250%, 5-18-15	950	982
Electric Utilities – 0.1%		
PPL Energy Supply, LLC, 4.600%, 12-15-21	100	96
Southern Company, (The), 2.450%, 9-1-18	150	152
		248

Balanced *(in thousands)* DECEMBER 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Environmental & Facilities Services – 0.1%		
Ecolab Inc., 1.450%, 12-8-17	$ 500	$ 488
Fertilizers & Agricultural Chemicals – 0.1%		
Monsanto Company, 2.750%, 4-15-16	500	521
Finance – Other – 0.0%		
IntercontinentalExchange Group, Inc., 2.500%, 10-15-18	100	101
Food Distributors – 0.4%		
Campbell Soup Company, 2.500%, 8-2-22	700	618
ConAgra Foods, Inc.:		
1.300%, 1-25-16	250	250
1.900%, 1-25-18	200	196
General Mills, Inc., 0.537%, 1-29-16 (D)	250	250
Kroger Co. (The), 2.300%, 1-15-19	500	497
		1,811
Health Care Equipment – 0.1%		
Stryker Corporation, 2.000%, 9-30-16	500	514
Health Care Services – 0.2%		
Quest Diagnostics Incorporated, 3.200%, 4-1-16	1,000	1,037
Health Care Supplies – 0.1%		
DENTSPLY International Inc., 2.750%, 8-15-16	250	257
Mallinckrodt International Finance S.A., 3.500%, 4-15-18 (C)	250	245
		502
Health Care Supply – 0.1%		
C.R. Bard, Inc., 1.375%, 1-15-18	500	482
Homebuilding – 0.1%		
Toll Brothers Finance Corp., 4.375%, 4-15-23	500	464
Hotels, Resorts & Cruise Lines – 0.1%		
Hyatt Hotels Corporation, 3.375%, 7-15-23	250	229
Household Products – 0.1%		
Church & Dwight Co., Inc., 2.875%, 10-1-22	250	231
Hypermarkets & Super Centers – 0.2%		
Wal-Mart Stores, Inc., 2.875%, 4-1-15	875	902

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Independent Finance – 0.1%		
Fidelity National Information Services, Inc., 2.000%, 4-15-18	$ 250	$ 243
Industrial Conglomerates – 0.1%		
General Electric Capital Corporation, 0.959%, 4-2-18 (D)	500	504
Industrial Gases – 0.2%		
Praxair, Inc.:		
1.250%, 11-7-18	400	382
3.000%, 9-1-21	500	491
		873
Industrial Machinery – 0.2%		
Eaton Corporation, 0.573%, 6-16-14 (D)	500	501
Ingersoll-Rand Global Holding Company Limited, 2.875%, 1-15-19 (C)	350	345
		846
Integrated Telecommunication Services – 0.1%		
Verizon Communications Inc.:		
3.650%, 9-14-18	100	106
5.150%, 9-15-23	200	214
		320
Internet Retail – 0.1%		
Amazon.com, Inc., 0.650%, 11-27-15	250	250
Investment Banking & Brokerage – 0.3%		
Goldman Sachs Group, Inc. (The):		
1.600%, 11-23-15	500	506
2.900%, 7-19-18	450	458
Morgan Stanley, 2.125%, 4-25-18	500	495
		1,459
IT Consulting & Other Services – 0.2%		
Baidu, Inc., 3.250%, 8-6-18	200	202
International Business Machines Corporation, 0.222%, 2-4-15 (D)	500	500
		702
Leisure Products – 0.1%		
Mattel, Inc., 2.500%, 11-1-16	250	256
Life & Health Insurance – 0.6%		
Metropolitan Life Global Funding I:		
2.000%, 1-10-14 (C)	800	800
2.500%, 9-29-15 (C)	1,000	1,030

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Life & Health Insurance (Continued)		
Prudential Financial, Inc.:		
4.750%, 9-17-15	$ 500	$ 533
2.300%, 8-15-18	100	99
		2,462
Managed Health Care – 0.2%		
WellPoint, Inc., 1.875%, 1-15-18	1,000	988
Metal & Glass Containers – 0.1%		
BlueScope Steel (Finance) Limited and BlueScope Steel Finance (USA) LLC, 7.125%, 5-1-18 (C)	555	581
Movies & Entertainment – 0.2%		
News American Incorporated, 3.000%, 9-15-22	1,000	938
Viacom Inc., 2.500%, 9-1-18	100	101
		1,039
Multi-Utilities – 0.0%		
Origin Energy Finance Limited, 3.500%, 10-9-18 (C)	200	201
Oil & Gas – 0.4%		
Buckeye Partners, L.P., 2.650%, 11-15-18	400	394
ConocoPhillips Company, 1.050%, 12-15-17	400	390
Devon Energy Corporation, 2.250%, 12-15-18	500	494
Total Capital Canada Ltd., 1.450%, 1-15-18	200	198
		1,476
Oil & Gas Drilling – 0.1%		
Transocean Inc., 2.500%, 10-15-17	500	505
Oil & Gas Equipment & Services – 0.3%		
National Oilwell Varco, Inc., 1.350%, 12-1-17	250	246
Schlumberger Investment S.A. (GTD by Schlumberger Ltd.), 1.250%, 8-1-17 (C)	500	489
Schlumberger S.A. (GTD by Schlumberger Ltd.), 2.650%, 1-15-16 (C)	500	516
		1,251
Oil & Gas Exploration & Production – 0.4%		
BP Capital Markets plc (GTD by BP plc), 2.241%, 9-26-18	400	401
EOG Resources, Inc., 2.500%, 2-1-16	1,000	1,032

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Oil & Gas Exploration & Production (Continued)		
ONEOK Partners, L.P.,		
3.200%, 9-15-18	$ 100	$ 102
		1,535
Oil & Gas Storage & Transportation – 0.1%		
Kinder Morgan Energy Partners, L.P.,		
2.650%, 2-1-19	500	494
Other Diversified Financial Services – 0.9%		
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton plc and BHP Billiton Limited),		
2.050%, 9-30-18	100	100
Citigroup Inc.,		
1.250%, 1-15-16	250	251
Daimler Finance North America LLC,		
2.375%, 8-1-18 (C)	150	150
JPMorgan Chase & Co.:		
0.689%, 4-23-15 (D)	500	501
1.100%, 10-15-15	500	502
3.450%, 3-1-16	1,000	1,048
3.150%, 7-5-16	500	524
7.900%, 4-29-49 (D)	500	551
Total Capital,		
2.125%, 8-10-18	300	301
		3,928
Other Non-Agency REMIC/CMO – 0.0%		
Banco Hipotecario Nacional:		
7.916%, 7-25-09 (C)(E) ..	17	—
8.000%, 3-31-11 (C)(E) ..	4	—
		—
Packaged Foods & Meats – 0.3%		
Kraft Foods Inc.,		
4.125%, 2-9-16	1,000	1,060
Personal Products – 0.2%		
Estee Lauder Companies, Inc. (The),		
2.350%, 8-15-22	600	542
Kimberly-Clark Corporation,		
0.361%, 5-15-16 (D)	250	250
		792
Pharmaceuticals – 0.4%		
Forest Laboratories, Inc.,		
5.000%, 12-15-21 (C)	1,258	1,263
Property & Casualty Insurance – 0.1%		
Berkshire Hathaway Finance Corporation,		
2.000%, 8-15-18	250	250
Berkshire Hathaway Inc.,		
1.550%, 2-9-18	250	247
		497

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Railroads – 0.2%		
Burlington Northern Santa Fe, LLC,		
3.050%, 3-15-22	$ 400	$ 379
Kansas City Southern de Mexico, S.A. de C.V.,		
2.350%, 5-15-20	300	279
		658
Regional Banks – 0.2%		
Canadian Imperial Bank of Commerce,		
0.900%, 10-1-15	250	251
PNC Bank, N.A.,		
0.800%, 1-28-16	250	249
SunTrust Banks, Inc.,		
2.350%, 11-1-18	500	498
		998
Restaurants – 0.1%		
YUM! Brands, Inc.,		
4.250%, 9-15-15	500	528
Retail Stores – 0.1%		
Dollar General Corporation:		
4.125%, 7-15-17	100	106
1.875%, 4-15-18	250	242
		348
Semiconductors – 0.1%		
Broadcom Corporation,		
2.700%, 11-1-18	250	253
Soft Drinks – 0.4%		
PepsiCo, Inc.:		
0.700%, 8-13-15	1,000	1,001
2.250%, 1-7-19	750	752
		1,753
Specialized Finance – 0.1%		
PACCAR Financial Corp.,		
0.378%, 5-5-15 (D)	250	250
Specialty Chemicals – 0.1%		
RPM International Inc.,		
3.450%, 11-15-22	250	228
Systems Software – 0.0%		
CA, Inc.,		
2.875%, 8-15-18	150	150
Trucking – 0.1%		
Ryder System, Inc.:		
2.450%, 11-15-18	100	99
2.350%, 2-26-19	400	391
		490
Wireless – 0.0%		
Virgin Media Finance plc,		
4.875%, 2-15-22	200	174

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Wireless Telecommunication Service – 0.6%		
America Movil, S.A.B. de C.V.,		
3.625%, 3-30-15	$700	$ 723
American Tower Corporation,		
4.700%, 3-15-22	995	993
Crown Castle International Corp.,		
5.250%, 1-15-23	623	611
		2,327
TOTAL CORPORATE DEBT SECURITIES – 16.8%		$70,187
(Cost: $68,172)		

OTHER GOVERNMENT SECURITIES

	Principal	Value
Canada – 0.1%		
TransCanada PipeLines Ltd,		
0.750%, 1-15-16	250	249
Supranational – 0.2%		
International Bank for Reconstruction and Development,		
2.375%, 5-26-15	900	926
TOTAL OTHER GOVERNMENT SECURITIES – 0.3%		$ 1,175
(Cost: $1,148)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Mortgage-Backed Obligations – 0.9%		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9-1-17	103	109
5.000%, 1-1-18	42	45
5.500%, 4-1-18	5	5
5.000%, 5-1-18	33	35
4.500%, 7-1-18	478	508
7.000%, 9-1-25	62	69
6.500%, 10-1-28	164	186
6.500%, 2-1-29	84	95
7.500%, 4-1-31	91	104
7.000%, 7-1-31	107	125
7.000%, 9-1-31	179	206
6.500%, 2-1-32	376	427
7.000%, 2-1-32	253	293
7.000%, 3-1-32	95	111
7.000%, 7-1-32	153	170
6.000%, 9-1-32	731	820
6.000%, 2-1-33	80	89
5.500%, 5-1-33	202	223
5.500%, 6-1-33	120	133

Balanced *(in thousands)* DECEMBER 31, 2013

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1997-A Class 3-A, 8.293%, 12-15-26	$52	$ 62
		3,815
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.9%		**$3,815**
(Cost: $3,471)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 3.2%		
United States Treasury Notes:		
4.250%, 8-15-15	$10,000	$10,639
0.875%, 1-31-17	1,250	1,251
0.625%, 5-31-17	1,500	1,480
		13,370
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 3.2%		**$13,370**
(Cost: $12,695)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 4.0%		
Exxon Mobil Corporation:		
0.010%, 1-2-14 (F)	3,000	3,000
0.020%, 1-6-14 (F)	5,000	4,999
Federal Home Loan Bank, 0.050%, 2-28-14 (F)	6,000	6,000
Unilever Capital Corporation (GTD by Unilever N.V.), 0.020%, 1-3-14 (F)	$2,786	$ 2,786
		16,785
Master Note – 0.2%		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (G)	956	956
TOTAL SHORT-TERM SECURITIES – 4.2%		**$ 17,741**
(Cost: $17,741)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$417,357**
(Cost: $305,346)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**520**
NET ASSETS – 100.0%		**$417,877**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2013, the total value of these securities amounted to $10,290 or 2.5% of net assets.

(D)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013.

(E)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(F)Rate shown is the yield to maturity at December 31, 2013.

(G)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$311,069	$ —	$—
Corporate Debt Securities	—	70,187	—
Other Government Securities	—	1,175	—
United States Government Agency Obligations	—	3,815	—
United States Government Obligations	—	13,370	—
Short-Term Securities	—	17,741	—
Total	$311,069	$106,288	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit
CMO= Collateralized Mortgage Obligation

See Accompanying Notes to Financial Statements.



Below, Mark J. Otterstrom, CFA, portfolio manager of Ivy Funds VIP Bond, discusses positioning, performance and results for the fiscal year ended December 31, 2013. He has managed the Portfolio since 2008 and has 27 years of industry experience.

Fiscal Year Performance

Mark J. Otterstrom

For the 12 months ended December 31, 2013	
Ivy Funds VIP Bond Fund	–2.09%
Benchmark(s) and/or Lipper Category	
Barclays U.S. Aggregate Bond Index (generally reflects the performance of securities representing the bond market)	–2.02%
Lipper Variable Annuity Corporate Debt Funds A Rated Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–1.29%

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

The Portfolio underperformed its benchmark and peer group over the last 12 months. The majority of this underperformance occurred during the sharp market selloff that occurred in May and June. From early May until late June the 10 year Treasury bond sold off almost 100 basis points. Going into this period this Portfolio's duration was significantly longer than its benchmarks' duration. This Portfolio underperformed both its' benchmark and Lipper peer group during this major bond market sell-off.

Volatility in the high-grade fixed income market continued unabated throughout the past 12 months. One of the year's biggest challenges was positioning the Portfolio to take advantage of the big market swings that occurred.

Higher tax rates took effect at the beginning of the year, which we believed would add a headwind to consumer spending going into this first half of 2013. The dysfunction coming out of Washington continued to have negative impacts on the bond markets. Due to the lack of an agreement on a new federal budget, sequestration was put into place in March. This sequestration required mandatory budget cuts across the board for federal expenditures. This was expected to become another major headwind to an already fragile U.S. economy.

Economic growth in the first quarter was very tepid. In March, the yield on the 10-year Treasury note topped out at 2.06%. By early May, the yield had dropped to 1.63%. Most economists were talking about the potential for the Federal Reserve (Fed) to grow the size of quantitative easing (QE) purchases if the economy continued to show weakness.

Market sentiment began to change once the April non-farm payroll number was released. While the market expected to see a gain of 66,000 non-farm jobs, the actual number was a gain of nearly 200,000. It was a major surprise to the markets and the yield on the 10-year Treasury sold off 11 basis points that day. It turned out that second quarter growth, which was expected to be meager, ended up at twice what we saw in the first quarter. As a result, from early May until early September the 10-year Treasury sold off nearly 140 basis points — the largest sell-off seen in the Treasury market since 2010.

Fed policy and quantitative easing

In May, then-Fed Chairman Ben Bernanke first brought up the prospect of a reduction in the level of QE purchases by the Fed. Based on Fed comments, the market had priced in a Fed tapering of these purchases to begin in September. However, following the September Fed meeting, the market was surprised by the announcement that the Fed had postponed tapering to a later date. The bond market rallied on this news and the Fed's efforts to be more transparent only added to market volatility.

At the end of the second quarter we saw corporate credit spreads widen due to the large cash outflows from investment grade mutual funds. The increased market volatility and the push by investors to shed duration within their portfolios led to increased selling of longer duration, high-quality corporate debt.

This spread widening was caused by a liquidity event, not a credit event. Increased selling resulted in a higher yield premium being demanded by those willing to add duration to their portfolios. Once interest rates began to settle into a new, higher trading range, the selling pressure on the investment grade bond markets began to subside. Early in the third quarter credit spreads returned to levels seen prior to the June selloff. We maintained our overweight positions in corporate debt during the second quarter selloff and benefited from the stronger bid for bonds in the second half of the year.

While October began to see some renewed strength in the US economy, we saw a surprisingly strong acceleration in the U.S. economy in November and December. Durable goods orders rose much more than expected at 3.5% in November. Orders for nondefense capital goods jumped 9.4%. Excluding aircraft, nondefense orders rose 4.5%. The durable goods report suggests real nonresidential investment on equipment and software likely climbed around 5%. Over the last few weeks of the year, real consumer spending was much stronger than expected and appears on track to advance over 4.0% in the fourth quarter. New home sales for the last six months were revised sharply higher.

Third quarter gross domestic product (GDP) estimates have progressively been revised higher, going from 2.8% to 3.6% to 4.1%. This is not the only set of data to be subject to the upward revisions. The same holds true for core retail sales, industrial production and payrolls. There have been no visible signs of any reversal of this trend through the end of the calendar year. October consumption was revised up while November consumer spending was strong. The result will likely be the largest quarterly increase in real consumption since the fourth quarter of 2010.

On December 18 the Fed finally announced its intention to begin to reduce the level of the securities purchases associated with its QE policy by $10 billion per month. The Fed has been purchasing $85 billion in securities each month. Bernanke suggested that the Fed's intention is to continue to reduce these purchases by an additional $10 billion following each Fed meeting this year. Assuming the economy unfolds as the Fed projects, that would bring an end to the program in the latter half of 2014.

Outlook for 2014

We continue to be underweight agency debentures. We remain underweight Treasury bonds, especially at the very short end of the curve, and overweight high-grade spread product. We are committed to seeking stable income at the best available price.

Due to the improved economic conditions in the U.S. over the last few months of 2013, lower rated bonds have outperformed very highly rated debt as investors have an increased willingness to take on more risk in their portfolios. We have been overweight corporates over the last few years and will continue this overweight position into 2014. With economic conditions improving in the U.S. we could see continued narrowing of corporate bond spreads.

Many of the downside risks to the domestic economy that were present at the beginning of 2013 have been abating. While we still face some fiscal tightening, we are not facing the fiscal cliff from forced sequestration. For the first time in years we have a multi-year budget deal out of Washington that has removed a major headwind from the economy. The Fed has successfully convinced the markets that tapering is not tightening. At this time the Fed continues to be more concerned with preventing deflation than the risks of an uncontrolled rise in inflation.

We believe that the major risks for 2014 lie externally in the impact higher Treasury bond interest rates will have on China and the emerging markets. Another risk is the unknown costs associated with the implementation of the Affordable Care Act.

With the short end of the yield curve anchored by the low fed funds rate, we may see continued volatility in the middle and longer end of the curve. Slight changes in the U.S. economic outlook can have significant short-term effects on longer duration securities. Assuming continued improvement in the U.S. employment picture, a less volatile fiscal policy environment and steady improvement in housing, we anticipate more sustainable economic growth in 2014, led by both consumer and business spending.

The Fed has reiterated its intention to keep the fed funds rate near zero for an extended period of time. The market does not anticipate the Fed to begin raising the rate until late 2015. In the past, sustained bond bear markets have not been able to get underway until the Fed tightening cycle is imminent. We will remain short our benchmark duration going into 2014. We are willing to take additional credit risk when we believe we are being compensated to do so.

As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Portfolio's prospectus.

Fixed-income securities are subject to interest rate risk, so the Portfolio's net asset value may fall as interest rates rise. These and other risks are more fully described in the Portfolio's prospectus.

Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Bond.

PORTFOLIO HIGHLIGHTS
Bond

Asset Allocation

Bonds	**97.2%**
Corporate Debt Securities	56.7%
United States Government and Government Agency Obligations	35.5%
Municipal Bonds	2.6%
Other Government Securities	1.6%
Mortgage-Backed Securities	0.8%
Cash and Cash Equivalents	**2.8%**

Quality Weightings

Investment Grade	**88.3%**
AAA	1.5%
AA	38.1%
A	14.5%
BBB	34.2%
Non-Investment Grade	**8.9%**
BB	6.5%
B	2.2%
Below CCC	0.2%
Cash and Cash Equivalents	**2.8%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Bond



| | Bond[1] | $14,730 |
| | Barclays U.S. Aggregate Bond Index | $15,600 |

(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-13	-2.09%
5-year period ended 12-31-13	4.78%
10-year period ended 12-31-13	3.95%

(2) Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Bond *(in thousands)* DECEMBER 31, 2013

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.2%		
Bombardier Inc., 7.500%, 3-15-18 (A)	$3,275	$3,725
Apparel Retail – 2.6%		
Limited Brands, Inc.:		
8.500%, 6-15-19	3,485	4,182
7.000%, 5-1-20	1,000	1,123
5.625%, 2-15-22	2,665	2,725
		8,030
Automobile Manufacturers – 1.4%		
General Motors Co., 3.500%, 10-2-18 (A)	1,500	1,534
Hyundai Capital America, 2.875%, 8-9-18 (A)	3,000	3,010
		4,544
Brewers – 1.1%		
SABMiller plc, 6.500%, 7-15-18 (A)	3,000	3,540
Broadcasting – 2.3%		
CBS Corporation, 8.875%, 5-15-19	3,500	4,473
Discovery Communications, LLC, 3.300%, 5-15-22	3,000	2,836
		7,309
Cable & Satellite – 1.8%		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 3.800%, 3-15-22	2,500	2,398
Time Warner Inc., 4.750%, 3-29-21	3,000	3,195
		5,593
Coal & Consumable Fuels – 1.8%		
Joy Global Inc., 6.000%, 11-15-16	3,230	3,572
Peabody Energy Corporation, 6.500%, 9-15-20	2,000	2,105
		5,677
Consumer Finance – 1.3%		
Ford Motor Credit Company LLC, 4.250%, 9-20-22	4,000	4,012
Data Processing & Outsourced Services – 1.5%		
Alliance Data Systems Corporation, 5.250%, 12-1-17 (A)	4,500	4,669
Department Stores – 0.9%		
Macy's Retail Holdings, Inc., 3.875%, 1-15-22	3,000	2,953
Distributors – 0.9%		
QVC, Inc., 5.125%, 7-2-22	3,000	2,963
Diversified Banks – 2.3%		
Bank of America Corporation:		
5.650%, 5-1-18	$2,000	$2,276
7.625%, 6-1-19	2,000	2,479
HSBC Holdings plc, 5.100%, 4-5-21	2,500	2,775
		7,530
Diversified Chemicals – 1.5%		
Dow Chemical Company (The), 8.550%, 5-15-19	3,500	4,517
Diversified Metals & Mining – 1.1%		
Rio Tinto Finance (USA) Limited, 3.750%, 9-20-21	3,500	3,529
Electric Utilities – 1.0%		
Detroit Edison Company (The), 3.900%, 6-1-21	3,000	3,122
Electronic Manufacturing Services – 1.8%		
Jabil Circuit, Inc.:		
7.750%, 7-15-16	2,000	2,275
8.250%, 3-15-18	3,150	3,697
		5,972
Environmental & Facilities Services – 2.2%		
Republic Services, Inc., 4.750%, 5-15-23	3,000	3,109
Waste Management, Inc., 4.600%, 3-1-21	3,600	3,831
		6,940
Food Distributors – 0.9%		
Kroger Co. (The), 6.800%, 12-15-18	2,245	2,674
Food Processors – 0.3%		
Wm. Wrigley Jr. Company, 3.375%, 10-21-20 (A)	1,000	987
Forest Products – 1.4%		
Georgia-Pacific, LLC, 5.400%, 11-1-20 (A)	4,000	4,464
Health Care Services – 1.2%		
Medco Health Solutions, Inc., 4.125%, 9-15-20	3,500	3,620
Health Care Supplies – 0.8%		
DENTSPLY International Inc., 4.125%, 8-15-21	2,500	2,500
Homebuilding – 1.2%		
Toll Brothers Finance Corp., 4.375%, 4-15-23	4,055	3,761
Hotels, Resorts & Cruise Lines – 0.4%		
Marriott International, Inc., 3.375%, 10-15-20	1,277	1,264
Household Products – 0.9%		
Procter & Gamble Company (The), 8.000%, 9-1-24	$2,000	$2,681
Industrial Conglomerates – 0.7%		
WESCO Distribution, Inc., 5.375%, 12-15-21 (A)	2,232	2,232
Industrial Machinery – 1.3%		
Ingersoll-Rand Global Holding Company Limited, 2.875%, 1-15-19 (A)	4,000	3,940
Integrated Telecommunication Services – 1.3%		
Verizon Communications Inc., 8.750%, 11-1-18	3,182	4,069
Investment Banking & Brokerage – 1.3%		
Goldman Sachs Group, Inc. (The), 6.000%, 6-15-20	3,500	4,009
Multi-Utilities – 2.9%		
Dominion Resources, Inc., Ser F, 5.250%, 8-1-33	2,500	2,629
Duke Energy Indiana, Inc., 3.750%, 7-15-20	3,000	3,106
NorthWestern Corporation, 6.340%, 4-1-19	3,000	3,500
		9,235
Office Electronics – 1.3%		
Xerox Corporation, 6.350%, 5-15-18	3,452	3,943
Oil & Gas Equipment & Services – 0.7%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.), 6.500%, 1-31-19	2,000	2,345
Oil & Gas Exploration & Production – 2.4%		
EQT Corporation, 8.125%, 6-1-19	3,494	4,237
Plains Exploration & Production Company, 6.125%, 6-15-19	3,000	3,280
		7,517
Oil & Gas Storage & Transportation – 2.2%		
Copano Energy, L.L.C. and Copano Energy Finance Corporation, 7.125%, 4-1-21	984	1,133
Maritimes & Northeast Pipeline, L.L.C., 7.500%, 5-31-14 (A)	3,291	3,363

Bond (in thousands) DECEMBER 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Tennessee Gas Pipeline Company, 7.000%, 3-15-27	$2,000	$ 2,346
		6,842
Other Diversified Financial Services – 1.3%		
JPMorgan Chase & Co., 6.000%, 1-15-18	3,500	4,028
Pharmaceuticals – 0.4%		
Mylan Inc., 2.550%, 3-28-19	1,300	1,286
Property & Casualty Insurance – 1.0%		
Berkshire Hathaway Inc., 3.750%, 8-15-21	3,000	3,089
Railroads – 0.9%		
Burlington Northern Santa Fe, LLC, 3.050%, 3-15-22	3,000	2,839
Restaurants – 0.3%		
YUM! Brands, Inc., 6.250%, 3-15-18	713	821
Systems Software – 1.1%		
CA, Inc., 5.375%, 12-1-19	3,000	3,334
Telecommunications – 1.2%		
Telefonos de Mexico, S.A.B de C.V. (GTD by America Movil, S.A.B. de C.V.), 5.500%, 11-15-19	3,500	3,824
Trucking – 0.6%		
Penske Truck Leasing Co., L.P., 2.875%, 7-17-18 (A)	2,000	2,011
Water Utilities – 0.7%		
California Water Service Company, 5.875%, 5-1-19	2,000	2,239
Wireless Telecommunication Service – 1.3%		
American Tower Corporation, 4.700%, 3-15-22	3,000	2,995
Crown Castle International Corp., 5.250%, 1-15-23	1,027	1,006
		4,001
TOTAL CORPORATE DEBT SECURITIES – 56.7%		**$178,180**
(Cost: $173,175)		

MORTGAGE-BACKED SECURITIES	Principal	Value
Non-Agency REMIC/CMO – 0.8%		
MASTR Adjustable Rate Mortgage Trust 2005-1, 3.407%, 3-25-35 (B)	$2,026	$ 202
Merrill Lynch Mortgage Trust 2005-CIP1, 4.949%, 7-12-38 (B)	2,000	2,029
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-1, 2.773%, 2-25-34 (B)	585	81
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-3AC, 2.373%, 3-25-34 (B)	1,060	87
		2,399
TOTAL MORTGAGE-BACKED SECURITIES – 0.8%		**$2,399**
(Cost: $5,616)		

MUNICIPAL BONDS		
Massachusetts – 0.9%		
Cmnwlth of MA, Fed Hwy Grant Anticipation Notes (Accelerated Bridge Prog), Ser 2010A, 4.285%, 12-15-18	2,500	2,704
New York – 1.7%		
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, 11.000%, 3-1-29 (A)	4,000	5,485
TOTAL MUNICIPAL BONDS – 2.6%		**$8,189**
(Cost: $6,585)		

OTHER GOVERNMENT SECURITIES		
Canada – 0.6%		
Province de Quebec, 7.140%, 2-27-26 (B)	1,500	1,914
Israel – 1.0%		
State of Israel, 4.000%, 6-30-22	3,000	3,116
TOTAL OTHER GOVERNMENT SECURITIES – 1.6%		**$5,030**
(Cost: $4,506)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 4.1%		
Federal Home Loan Bank, 2.000%, 2-14-28 (B)	$10,000	$ 8,715
Federal National Mortgage Association, 1.500%, 4-25-28	4,750	4,116
		12,831
Mortgage-Backed Obligations – 26.8%		
Federal Home Loan Mortgage Corporation Fixed Rate Pass-Through Certificates:		
3.000%, 8-1-28	4,882	4,933
3.000%, 9-1-28	4,914	4,973
3.500%, 10-1-28	5,285	5,476
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
4.000%, 6-15-26	4,875	5,166
4.500%, 6-15-27	693	716
4.000%, 11-15-36	1,451	1,524
4.500%, 9-15-37	1,538	1,592
4.500%, 8-15-39	2,145	2,266
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
4.186%, 12-25-20	4,000	4,279
5.000%, 6-1-23	1,387	1,497
4.000%, 7-1-25	1,995	2,107
3.000%, 1-1-33	950	922
Federal National Mortgage Association Agency REMIC/CMO:		
5.000%, 6-25-18	992	1,057
3.000%, 2-25-25	4,008	4,042
5.500%, 11-25-36 (C)	2,122	388
5.500%, 4-25-37	1,150	1,244
4.000%, 5-25-39	1,346	1,399
4.500%, 6-25-40	1,343	1,445
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.432%, 2-1-16	1,900	2,049
5.508%, 4-1-17	3,516	3,833
4.500%, 9-1-19	1,060	1,127
4.530%, 12-1-19	7,696	8,448
5.500%, 10-1-21	1,971	2,151
6.000%, 6-1-22	1,346	1,469
6.000%, 9-1-22	2,139	2,336
5.000%, 9-1-23	1,496	1,615
3.000%, 7-1-28	4,828	4,884
5.500%, 2-1-35	1,281	1,430

Bond (in thousands) DECEMBER 31, 2013

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency REMIC/CMO:		
2.500%, 9-20-40	$ 4,648	$ 4,609
2.000%, 3-16-42	5,590	5,394
0.384%, 6-17-45 (B)(C)	248	3
		84,374
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 30.9%		**$97,205**
(Cost: $101,054)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 4.6%		
United States Treasury Notes:		
2.125%, 8-15-21 (D)	10,000	9,672
2.000%, 2-15-23	5,000	4,630
		14,302
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 4.6%		**$14,302**
(Cost: $15,025)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 0.9%		
International Business Machines Corporation, 0.030%, 1-22-14 (E)	$1,000	$ 1,000
Unilever Capital Corporation (GTD by Unilever N.V.), 0.020%, 1-3-14 (E)	1,699	1,699
		2,699
Master Note – 0.9%		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (F)	2,920	2,920
TOTAL SHORT-TERM SECURITIES – 1.8%		**$ 5,619**
(Cost: $5,619)		
TOTAL INVESTMENT SECURITIES – 99.0%		**$310,924**
(Cost: $311,580)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		**3,169**
NET ASSETS – 100.0%		**$314,093**

Notes to Schedule of Investments

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2013, the total value of these securities amounted to $38,960 or 12.4% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013.

(C)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(D)All or a portion of the security position has been pledged as collateral on open futures contracts.

(E)Rate shown is the yield to maturity at December 31, 2013.

(F)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at December 31, 2013 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation
U.S. Treasury Long Bond	Short	3-31-14	191	$(24,508)	$370

Bond (in thousands) DECEMBER 31, 2013

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$178,180	$—
Mortgage-Backed Securities	—	2,399	—
Municipal Bonds	—	8,189	—
Other Government Securities	—	5,030	—
United States Government Agency Obligations	—	97,205	—
United States Government Obligations	—	14,302	—
Short-Term Securities	—	5,619	—
Total	$ —	$310,924	$—
Futures Contracts	$370	$ —	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.



Erik R. Becker



Gustaf C. Zinn

Below, Erik R. Becker, CFA, and Gustaf C. Zinn, CFA, portfolio managers of Ivy Funds VIP Core Equity, discuss positioning, performance and results for the fiscal year ended December 31, 2013. They have each managed the Portfolio since 2006. Both have 15 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2013	
Ivy Funds VIP Core Equity	33.51%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	32.39%
Lipper Variable Annuity Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	32.42%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any proPiduct expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

2013 was a banner year in the equity market with the S&P 500 returning 32.39% for the year. Price-to-earnings (P/E) expansion drove the majority of the market's return in the year. This expansion in valuation levels can likely be attributable to a greater hope for economic acceleration, a flight from fixed-income investments, a more stable fiscal path in the U.S., and continued accommodative monetary policy both domestically and abroad.

Three of the four sectors that outperformed the market for the year (consumer discretionary, industrials and financials) were beneficiaries of better optimism on future U.S. and international growth. Health care also outperformed the market, largely as a result of the expansion of health care to millions of previously uninsured Americans under the Affordable Care Act and accelerating research and development success within pharmaceuticals and biotechs.

The more defensive and higher dividend paying sectors, such as telecommunications and utilities, meaningfully underperformed the market. Investors' greater tolerance to take risk in 2013 led to outperformance of smaller-cap stocks. Of the major international markets, returns in the U.S. market trailed only those of Japan, which meaningfully stepped up efforts to stimulate growth and inflation through tremendous monetary accommodation.

Portfolio in review

The Portfolio outperformed the benchmark for the period. Approximately 75% of the outperformance was driven by sector selection, this means the Portfolio's overweight sectors, such as consumer discretionary and industrials, were some of the market's best performers over the past year. The remaining 25% of outperformance was driven by stock selection, meaning the Portfolio's individual stocks outperformed the broad market average. CBS Corporation, MasterCard Incorporated and Pentair, Inc. were some of the year's best performers. During the period, the Portfolio was tilted toward more economically sensitive stocks and sectors given their better growth characteristics and reasonable valuations relative to traditional defense areas.

Outlook and strategy

Our outlook on the U.S. equity market continues to be constructive. Over the past 12 months, the market has plowed ahead despite the backdrop of uncertainty that included a substantial decline in government spending, higher tax rates, significant uncertainty over the pace of the Federal Reserve's (Fed) asset purchases, tensions in the Middle East, the shutdown of the U.S. government, debate over the debt-ceiling in Washington, higher long-term interest rates, and a cancerous political environment. Through all of these issues, the housing market has continued to heal as home prices are up significantly in the past 12 months. In addition, employment has steadily grown, the U.S. deficit has narrowed, corporate profitability is at a record level, foreign economies (particularly Europe and Japan) appear to be slowly pulling ahead, and confidence among consumers has risen.

As far as we can tell at this juncture, 2014 should offer less to worry about than in 2013. We believe the growth headwind from reduced government spending should be a small fraction of the 1.5% of gross domestic product hit that the U.S. economy absorbed in 2013. Foreign economies appear to be improving, with manufacturing and consumer demand data rising in places like Europe. Anxiety over changing Fed policy should be diminished. Politicians appear set to avoid a repeat of the last two confidence-destroying budget debates. The U.S. appears well on its way to approaching near energy independence over the long-term. That said, equity market valuations are higher than they were a year ago, and recent stock price performance has been driven more by higher P/E multiples than better earnings growth.

We believe that we are still at the early stages of an unwind of excess optimism in the bond markets. After funneling nearly $1.2 trillion into bond funds between 2008 and the beginning of 2013 (and taking nearly $600 million out of domestic equity funds), we believe that investors must grapple with the potential for zero or negative returns in bond funds as interest rates normalize. To us, this means the prospect of significant inflows into equities over the mid- to long-term and the possibility of higher equity valuations is strong. We hope that the movement out of bonds is a drift rather than a stampede, as a quick rise in interest rates would be an unwelcome event in the equity markets. And as we have learned over the past several years, we live in an ever changing global economy with surprises around every corner.

Our focus on buying companies that we believe have multi-year outlooks for earnings power significantly above current market expectations and stable to improving competitive positions has not changed. We continue to seek two broad sets of catalysts among the companies we own. We believe that roughly half of the Portfolio should experience earnings improvement driven by underappreciated themes. We see more opportunities created by the energy-led manufacturing renaissance in the U.S. We feel this continues to be a durable theme with legs into the later stages of this decade.

We continue to have exposure to financials and have positioned the Portfolio to benefit from a stronger U.S. economy and the eventual normalization in interest rates. The other half of the Portfolio is based on earnings outperformance driven by company-specific actions. We recently added a position in Nielsen Holdings N.V., well known for media and consumer products measurement with a near monopoly or oligopoly position in most of its key markets. The company sits at the intersection of old/new media and the on/offline world with unique opportunities to accelerate growth through measurement capabilities its competitors can't match.

Our cyclical tilt within the portfolio remains in place. We are cognizant of valuation multiples being richer than they were a year ago and it has long been our philosophy to focus on companies likely to meaningfully outperform earnings expectations than to see large valuation adjustments. We believe the strategy of finding strong earnings stories that play out over a two to three year time horizon continues to be the best way to drive sustainable performance for our clients. Thank you for your continued support and we look forward to updating you next year.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Core Equity.

Core Equity

Asset Allocation

Stocks	**99.6%**
Consumer Discretionary	25.1%
Industrials	16.6%
Information Technology	16.1%
Financials	10.4%
Health Care	9.9%
Consumer Staples	9.0%
Energy	7.3%
Materials	5.2%
Cash and Cash Equivalents	**0.4%**

Top 10 Equity Holdings

Company	Sector
Canadian Pacific Railway Limited	Industrials
Bank of America Corporation	Financials
American International Group, Inc.	Financials
Pentair, Inc.	Industrials
Citigroup Inc.	Financials
Anheuser-Busch InBev S.A., ADR	Consumer Staples
Applied Materials, Inc.	Information Technology
Harley-Davidson, Inc.	Consumer Discretionary
MasterCard Incorporated, Class A	Information Technology
Phillips 66	Energy

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.



(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-13	33.51%
5-year period ended 12-31-13	19.27%
10-year period ended 12-31-13	9.63%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Core Equity *(in thousands)* DECEMBER 31, 2013

COMMON STOCKS	Shares	Value
Apparel Retail – 0.7%		
Limited Brands, Inc.	59	$ 3,655
Apparel, Accessories & Luxury Goods – 2.0%		
Polo Ralph Lauren Corporation	58	10,153
Application Software – 2.6%		
Adobe Systems Incorporated (A)	214	12,820
Biotechnology – 3.0%		
Alexion Pharmaceuticals, Inc. (A)	64	8,463
Biogen Idec Inc. (A)	24	6,686
		15,149
Brewers – 3.0%		
Anheuser-Busch InBev S.A., ADR	147	15,606
Broadcasting – 2.7%		
CBS Corporation, Class B	212	13,501
Cable & Satellite – 5.1%		
Comcast Corporation, Class A	253	13,127
Time Warner Cable Inc.	88	11,978
		25,105
Communications Equipment – 1.5%		
F5 Networks, Inc. (A)	55	5,015
Nokia Corporation, Series A, ADR	310	2,516
		7,531
Construction & Farm Machinery & Heavy Trucks – 2.6%		
Cummins Inc.	92	12,955
Consumer Electronics – 1.4%		
Harman International Industries, Incorporated	88	7,170
Data Processing & Outsourced Services – 3.0%		
MasterCard Incorporated, Class A	18	15,039
Diversified Banks – 3.8%		
Bank of America Corporation	1,202	18,720
Diversified Chemicals – 3.6%		
Dow Chemical Company (The)	281	12,486
PPG Industries, Inc.	31	5,917
		18,403
Footwear – 1.1%		
NIKE, Inc., Class B	70	5,528
Home Improvement Retail – 1.8%		
Home Depot, Inc. (The)	112	9,206
Hypermarkets & Super Centers – 1.7%		
Costco Wholesale Corporation	69	$ 8,268
Industrial Machinery – 6.1%		
Pall Corporation	168	14,364
Pentair, Inc.	208	16,140
		30,504
Internet Retail – 1.2%		
Amazon.com, Inc. (A)	15	5,982
Internet Software & Services – 2.8%		
Facebook, Inc., Class A (A)	184	10,030
LinkedIn Corporation, Class A (A)	18	3,816
		13,846
IT Consulting & Other Services – 0.9%		
Teradata Corporation (A)	100	4,567
Motorcycle Manufacturers – 3.0%		
Harley-Davidson, Inc.	217	15,041
Movies & Entertainment – 2.6%		
Twenty-First Century Fox, Inc.	383	13,241
Multi-Line Insurance – 3.4%		
American International Group, Inc.	335	17,097
Oil & Gas Equipment & Services – 2.3%		
National Oilwell Varco, Inc.	147	11,699
Oil & Gas Exploration & Production – 1.9%		
Noble Energy, Inc.	142	9,690
Oil & Gas Refining & Marketing – 3.1%		
Phillips 66	194	14,988
Other Diversified Financial Services – 3.2%		
Citigroup Inc.	306	15,940
Packaged Foods & Meats – 1.5%		
Mead Johnson Nutrition Company	89	7,430
Pharmaceuticals – 6.9%		
Bristol-Myers Squibb Company	227	12,039
Pfizer Inc.	359	10,999
Shire Pharmaceuticals Group plc, ADR	80	11,317
		34,355
Railroads – 6.2%		
Canadian Pacific Railway Limited	127	19,173
Kansas City Southern	96	11,912
		31,085
Research & Consulting Services – 1.7%		
Nielsen Holdings N.V.	181	$ 8,315
Restaurants – 3.5%		
Chipotle Mexican Grill, Inc., Class A (A)	18	9,377
YUM! Brands, Inc.	108	8,173
		17,550
Semiconductor Equipment – 3.1%		
Applied Materials, Inc.	879	15,543
Semiconductors – 2.2%		
Texas Instruments Incorporated	251	11,004
Specialty Chemicals – 1.6%		
LyondellBasell Industries N.V., Class A	97	7,771
Tobacco – 2.8%		
Philip Morris International Inc.	160	13,938
TOTAL COMMON STOCKS – 99.6%		**$498,395**
(Cost: $370,659)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.3%		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (B)	$1,321	1,321
TOTAL SHORT-TERM SECURITIES – 0.3%		**$ 1,321**
(Cost: $1,321)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$499,716**
(Cost: $371,980)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**269**
NET ASSETS – 100.0%		**$499,985**

Core Equity *(in thousands)* DECEMBER 31, 2013

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$498,395	$ —	$—
Short-Term Securities	—	1,321	—
Total	$498,395	$1,321	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.



Cynthia P. Prince-Fox

Cynthia P. Prince-Fox, who has 30 years of industry experience, became portfolio manager of Ivy Funds VIP Dividend Opportunities on July 2, 2013. Prior to that date, the Portfolio had been managed by David P. Ginther, CFA, since its inception in 2003. Below, Ms. Prince-Fox discusses positioning, performance and results for the fiscal year ended December 31, 2013.

Fiscal Year Performance

For the 12 Months Ended December 31, 2013	
Ivy Funds VIP Dividend Opportunities	29.61%
Benchmark(s) and/or Lipper Category	
Russell 1000 Index (generally reflects the performance of stocks that represent the equity market)	33.11%
Lipper Variable Annuity Equity Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	28.21%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Despite volatility, 2013 closed out as a very good year for stock returns. Every sector in the Russell 1000 was positive for the year. As the year began, investors bid up some of the most defensive sectors in the first quarter as the quest for yield moved from bonds to stocks.

Utilities, consumer staples and health care handily outperformed the more cyclically exposed sectors. In May, Federal Reserve (Fed) chairman Ben Bernanke raised the possibility of tapering U.S. central bank security purchases from $85 billion a month to a lower amount. This fueled investor nervousness that the Fed could begin reducing its sizeable bond-buying program sometime in the coming months. Mr. Bernanke's commentary started the big "refocus" of what tapering would ultimately mean for both equity and fixed-income markets. Investors began to consider the possibility of rising interest rates, selling those stocks that acted most like bonds, the ones from the more defensive sectors.

In addition, as this discussion was ongoing, fresh data hinted that the Chinese economy may be stabilizing. A variety of other positive economic developments also unfolded, including an improved U.S. fiscal situation, the long-term possibilities of U.S. energy development, and a renewed recognition in Europe that austerity alone won't solve its problems. With this turn of events, market outperformance for the second half of the year was driven primarily by industrials and consumer discretionary.

Portfolio in review

Despite strong absolute returns, the Portfolio underperformed its benchmark during the period. Most of the underperformance occurred during the first quarter where we were underweight some of the best performing sectors: consumer staples, health care and utilities. In addition, adverse selection in financials and telecommunications also contributed to lagging performance in the first quarter and therefore the year.

Portfolio stock selection in materials, consumer staples and health care were the greatest detractors to relative performance for the year. In each of the sectors, stock selection was unable to keep pace with the benchmark. In the consumer discretionary sector, defensive, higher-yielding stocks, such as those related to tobacco, were an area of weakness.

Areas of strength could be found in the Portfolio's industrials stock selections, Boeing Company (The) and Union Pacific Corporation. Boeing is the world's largest manufacturer of commercial and military aircraft. The Portfolio's initial investment was based on the assumption that global air traffic would recover from the trough of 2008/2009. While this long-term thesis continues to play out, we were encouraged by the company's recent 50% dividend increase and $10 billion share repurchase increase. These moves appear to signal strong confidence in Boeing's cash outlook moving forward, and should be supportive of future stock performance.

Union Pacific is the largest of the seven Class 1 railroads and controls much of the Midwestern and western U.S. traffic. In the past 10 years, the company benefitted from the shift from regulated pricing to competitive pricing, resulting in strong earnings and stock performance. Secondarily, in just three short years, the crude-by-rail business model has evolved from one of relative obscurity into what is now regarded as one of the most dynamic business opportunities for North American Class 1 railroads.

Cisco Systems, Inc. was a notable detractor to performance during the period. In November, Cisco announced earnings and noted that it had experienced a sudden broad-based slowdown across its entire business, resulting in a significant guide down for the coming quarter. While a number of macro issues were cited, the magnitude was particularly surprising given that global gross domestic product growth has been weak, but not disastrous. For now, we have reduced the Portfolio's position size and look for price support given a strong capitol return program in the form of dividends and share repurchases. From a longer term standpoint, Cisco is re-focused and well-positioned to capitalize on the major secular technology trends, such as cloud, mobility and virtualization.

While a number of changes have been made to the Portfolio since I assumed responsibility in July, the dividend growth strategy remains the focus. For the third quarter of this year, dividends surged 14.8% year-to-year to an all-time high. More importantly, payout ratios (dividends paid, divided by earnings) remains low. The current payout ratio stands at 33%, substantially below the historical average of 50%.

Outlook

As we look forward, we believe profit growth will ultimately be the driver of market performance. Stock prices have been remarkably resilient in the face of innumerable macro events since 2009, primarily as a result of a more than doubling in corporate profits. This outstanding profits recovery has occurred in a modest growth environment as corporations have become lean and mean. A return of confidence will be needed for housing to sustain its recovery and capital expenditures to resume. Otherwise, stock performance may have borrowed from the future as we head into 2014. We remain constructive in our outlook with an accommodative fiscal policy mixed with strong corporate balance sheets. We believe this should be a good recipe for growth. As always, we look to position the Portfolio accordingly as new inputs become available.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment. Dividend-paying investments may not experience the same price appreciation as non-dividend-paying investments. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Dividend Opportunities.

Asset Allocation

Stocks	**96.4%**
Industrials	16.3%
Information Technology	14.7%
Consumer Discretionary	13.9%
Financials	13.2%
Energy	11.9%
Consumer Staples	11.2%
Health Care	10.2%
Materials	5.0%
Cash and Cash Equivalents	**3.6%**

Top 10 Equity Holdings

Company	Sector
JPMorgan Chase & Co.	Financials
Microchip Technology Incorporated	Information Technology
Anheuser-Busch InBev S.A., ADR	Consumer Staples
Bristol-Myers Squibb Company	Health Care
Union Pacific Corporation	Industrials
Schlumberger Limited	Energy
Home Depot, Inc. (The)	Consumer Discretionary
Wynn Resorts, Limited	Consumer Discretionary
Philip Morris International Inc.	Consumer Staples
Comcast Corporation, Class A	Consumer Discretionary

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Dividend Opportunities



Dividend Opportunities[1]	$20,669
Russell 1000 Index	$21,163

(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-13	29.61%
5-year period ended 12-31-13	13.91%
10-year period ended 12-31-13	7.53%

(2) *Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

COMMON STOCKS	Shares	Value
Advertising – 1.7%		
Omnicom Group Inc. (A)	110	$ 8,147
Aerospace & Defense – 6.4%		
Boeing Company (The)	78	10,695
Honeywell International Inc. . .	122	11,107
Lockheed Martin Corporation . . .	45	6,645
Meggitt plc (B)	259	2,258
		30,705
Apparel Retail – 2.3%		
Limited Brands, Inc.	180	11,105
Asset Management & Custody Banks – 1.2%		
Northern Trust Corporation . .	93	5,768
Auto Parts & Equipment – 0.8%		
Allison Transmission Holdings, Inc.	147	4,059
Brewers – 3.3%		
Anheuser-Busch InBev S.A., ADR	149	15,857
Cable & Satellite – 4.0%		
Comcast Corporation, Class A . .	221	11,492
Time Warner Cable Inc.	58	7,913
		19,405
Casinos & Gaming – 2.5%		
Wynn Resorts, Limited	63	12,280
Communications Equipment – 1.6%		
Cisco Systems, Inc.	339	7,605
Computer Hardware – 1.5%		
Apple Inc.	13	7,266
Construction & Farm Machinery & Heavy Trucks – 1.2%		
Caterpillar Inc.	66	5,993
Consumer Finance – 1.6%		
Capital One Financial Corporation	99	7,611
Data Processing & Outsourced Services – 2.9%		
Paychex, Inc.	121	5,505
Visa Inc., Class A	39	8,573
		14,078
Distillers & Vintners – 2.2%		
Diageo plc, ADR	80	10,600
Diversified Banks – 2.3%		
Wells Fargo & Company	242	11,003
Diversified Chemicals – 3.4%		
Dow Chemical Company (The) . .	169	7,484
PPG Industries, Inc.	49	9,255
		16,739
Home Improvement Retail – 2.6%		
Home Depot, Inc. (The)	151	12,429

COMMON STOCKS (Continued)	Shares	Value
Household Products – 1.5%		
Colgate-Palmolive Company . .	113	$ 7,384
Industrial Machinery – 3.6%		
Eaton Corporation	98	7,471
Pentair, Inc.	131	10,198
		17,669
Integrated Oil & Gas – 2.9%		
Exxon Mobil Corporation	73	7,428
Occidental Petroleum Corporation	72	6,847
		14,275
Investment Banking & Brokerage – 2.2%		
Goldman Sachs Group, Inc. (The)	61	10,813
Oil & Gas Equipment & Services – 4.8%		
National Oilwell Varco, Inc.	125	9,969
Schlumberger Limited	143	12,868
		22,837
Oil & Gas Storage & Transportation – 4.2%		
Energy Transfer Equity, L.P. . .	73	5,971
MarkWest Energy Partners, L.P.	109	7,194
Phillips 66 Partners LP	43	1,639
Plains GP Holdings, L.P., Class A (A)	208	5,555
		20,359
Other Diversified Financial Services – 3.7%		
JPMorgan Chase & Co.	309	18,086
Packaged Foods & Meats – 1.7%		
Mead Johnson Nutrition Company	100	8,389
Pharmaceuticals – 10.2%		
Bristol-Myers Squibb Company	254	13,481
GlaxoSmithKline plc, ADR . . .	141	7,539
Johnson & Johnson	112	10,212
Merck & Co., Inc.	138	6,922
Pfizer Inc.	373	11,433
		49,587
Property & Casualty Insurance – 2.2%		
ACE Limited	104	10,746
Railroads – 3.9%		
Kansas City Southern	49	6,043
Union Pacific Corporation . . .	78	13,065
		19,108
Research & Consulting Services – 1.2%		
Nielsen Holdings N.V.	128	5,879
Semiconductor Equipment – 2.0%		
Applied Materials, Inc.	541	9,573

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 6.7%		
Analog Devices, Inc.	147	$ 7,497
Microchip Technology Incorporated	377	16,873
Texas Instruments Incorporated	185	8,137
		32,507
Specialty Chemicals – 1.6%		
LyondellBasell Industries N.V., Class A	94	7,562
Tobacco – 2.5%		
Philip Morris International Inc.	138	12,011
TOTAL COMMON STOCKS – 96.4%		**$467,435**
(Cost: $353,632)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.5%		
Exxon Mobil Corporation, 0.010%, 1-2-14 (C) . . .	$7,000	7,000
Nestle Finance International Ltd. (GTD by Nestle S.A.), 0.070%, 1-22-14 (C) . . .	5,000	5,000
		12,000
Master Note – 0.4%		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (D) . . .	1,868	1,868
Municipal Obligations – Taxable – 0.4%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.020%, 1-1-14 (D)	1,515	1,515
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser E (GTD by Chevron Corporation), 0.020%, 1-1-14 (D) . . .	379	379
		1,894
TOTAL SHORT-TERM SECURITIES – 3.3%		**$ 15,762**
(Cost: $15,762)		
TOTAL INVESTMENT SECURITIES – 99.7%		**$483,197**
(Cost: $369,394)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		**1,268**
NET ASSETS – 100.0%		**$484,465**

Dividend Opportunities *(in thousands)* DECEMBER 31, 2013

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Rate shown is the yield to maturity at December 31, 2013.

(D)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$467,435	$ —	$—
Short-Term Securities	—	15,762	—
Total	$467,435	$15,762	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.



David P. Ginther

Below, David P. Ginther, CPA, portfolio manager of Ivy Funds VIP Energy, discusses positioning, performance and results for the fiscal year ended December 31, 2013. He has managed the Portfolio since its inception in 2006 and has 18 years of industry experience.

Fiscal year Performance

For the 12 Months Ended December 31, 2013	
Ivy Funds VIP Energy	27.76%
Benchmark(s) and/or Lipper Category	
S&P 1500 Energy Sector Index	25.39%
(generally reflects the performance of stocks that represent the energy market	
Lipper Variable Annuity Natural Resources Funds Universe Average	10.40%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Economic gains help settle markets

Equity markets were volatile at mid-year for the fiscal year ended December 31, 2013, before moving steadily higher in the second half of the year. Broad equity market indexes in the U.S. reached record highs by year-end. The energy sector enjoyed strong returns driven mostly by rising oil prices. Economic growth remained slow across the globe. Growth in the U.S. economy was largely based on consumer spending and the energy, industrials and, to a lesser degree, housing sectors, driven by accommodative monetary policy. There also was some improvement in the employment rate. Markets reacted negatively when the Federal Reserve (Fed) announced plans to begin "tapering" its bond-buying program, based on anticipated steady improvement in the U.S. economy. Markets quickly stabilized after the Fed indicated the end of the program was not imminent. The Fed late in the year announced it would reduce its monthly purchases, taking a small step toward reducing economic stimulus. A federal budget agreement at the end of the fiscal year between U.S. House and Senate negotiators also helped reduce market uncertainty. The continued turmoil across the Middle East — including continued fighting in Syria and unrest in Egypt, Iran and Iraq — unsettled global markets. But the improving economy in the U.S., including growth in shale oil production that helped hold down costs for business and consumers, provided support. Worldwide oil production in general increased against this backdrop of macro issues.

Strong performance as equities gain

The Portfolio delivered a strong return during the year, slightly outperforming its benchmark index and finishing with a return of more than double its peer group average. Strong security selection within the energy sector — the dominant sector weighting in the Portfolio — was the greatest factor in driving relative performance. Key contributors included Core Laboratories NV; Continental Resources, Inc.; Cabot Oil & Gas Corporation; and Halliburton Company.

A modest weighting in the industrial sector also contributed to relative performance, while a small weighting to the materials sector was a slight detractor for the year.

At the end of the year, three-quarters of the energy sector holdings were focused on three industries: equipment & services, exploration & production and storage & transportation. We slightly reduced holdings in exploration & production companies late in the period and increased those in the refining & marketing industry. In general, this increased the Portfolio's exposure to companies we thought would be capable of "harvesting" from past capital expenditures and decreased holdings in those that may face new costs for investment and exploration if the global economy continues to improve.

Outlook for continued supply and demand growth

We continue to see offshore/deep-water production as a major factor in future world energy output. We still think this may provide ongoing opportunities in exploration, drilling, production, services and other companies. We believe growth will continue in U.S. oil and gas production, especially through the expansion of the shale fields. We continue to see opportunities in oil and gas producers with exposure to shale basins, services companies with North American exposure and U.S. refiners because of their cost advantage over world competitors.

In our view, the low feedstock costs from increasing supply also will benefit U.S. chemical and fertilizer companies and energy-intensive companies such as steel and refining. We think the supply/demand factors for natural gas and current inventories indicate prices are likely to remain in the current range for the near term.

We think a global economic upturn is likely in 2014, although the overall growth rate will remain sluggish. We think developed countries will show the largest improvement, which in turn is likely to help support growth rates in emerging markets. Those markets have shown the fastest and most consistent growth in energy demand for several years.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Portfolio's prospectus.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater sector diversification. Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Energy.

Energy

Asset Allocation

Stocks	**96.4%**
Energy	90.1%
Industrials	5.4%
Financials	0.9%
Cash and Cash Equivalents	**3.6%**

Country Weightings

North America	**86.8%**
United States	81.8%
Canada	5.0%
Europe	**8.2%**
Netherlands	4.2%
Other Europe	4.0%
Pacific Basin	**0.9%**
Bahamas/Caribbean	**0.5%**
Cash and Cash Equivalents	**3.6%**

Top 10 Equity Holdings

Company	Sector	Industry
Schlumberger Limited	Energy	Oil & Gas Equipment & Services
Core Laboratories N.V.	Energy	Oil & Gas Equipment & Services
National Oilwell Varco, Inc.	Energy	Oil & Gas Equipment & Services
Halliburton Company	Energy	Oil & Gas Equipment & Services
Cabot Oil & Gas Corporation	Energy	Oil & Gas Exploration & Production
Fluor Corporation	Industrials	Construction & Engineering
Occidental Petroleum Corporation	Energy	Integrated Oil & Gas
EOG Resources, Inc.	Energy	Oil & Gas Exploration & Production
Southwestern Energy Company	Energy	Oil & Gas Exploration & Production
Dril-Quip, Inc.	Energy	Oil & Gas Equipment & Services

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Energy

(UNAUDITED)



Energy(1) $15,318
S&P 1500 Energy Sector Index(2) $17,652
$20,000
$15,000
$10,000
$5,000
$0
5-1 2006
12-31 2006
12-31 2007
12-31 2008
12-31 2009
12-31 2010
12-31 2011
12-31 2012
12-31 2013

(1)*The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.*

(2)*Because the Portfolio commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of April 30, 2006.*

Average Annual Total Return(3)	
1-year period ended 12-31-13	27.76%
5-year period ended 12-31-13	15.07%
10-year period ended 12-31-13	—
Since inception of Portfolio(4) through 12-31-13	5.71%

(3)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(4)5-1-06 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

COMMON STOCKS	Shares	Value
Coal & Consumable Fuels – 1.4%		
Cameco Corporation	37	$ 759
Peabody Energy Corporation	33	635
		1,394
Construction & Engineering – 2.8%		
Fluor Corporation	35	2,818
Industrial Machinery – 1.6%		
Flowserve Corporation	20	1,553
Integrated Oil & Gas – 7.7%		
Chevron Corporation	8	993
Exxon Mobil Corporation ...	20	1,989
Hess Corporation	6	486
Occidental Petroleum Corporation	27	2,552
Royal Dutch Shell plc, Class A (A)	14	501
Suncor Energy Inc.	31	1,090
		7,611
Oil & Gas Drilling – 4.2%		
Ensco plc	14	775
Helmerich & Payne, Inc. ...	19	1,623
Nabors Industries Ltd.	28	472
Patterson-UTI Energy, Inc.	20	506
Seadrill Limited	20	838
		4,214
Oil & Gas Equipment & Services – 31.9%		
Baker Hughes Incorporated	37	2,017
Basic Energy Services, Inc. (B)	70	1,099
Cameron International Corporation (B)	39	2,301
Core Laboratories N.V.	22	4,115
Dresser-Rand Group Inc. (B)	27	1,604
Dril-Quip, Inc. (B)	21	2,325
FMC Technologies, Inc. (B)	24	1,274
Forum Energy Technologies, Inc. (B)	60	1,704
Frank's International N.V. ..	17	456
Halliburton Company	67	3,413
National Oilwell Varco, Inc.	49	3,861
Schlumberger Limited	46	4,151
Superior Energy Services, Inc.	51	1,369
Weatherford International Ltd. (B)	122	1,891
		31,580

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 27.5%		
Anadarko Petroleum Corporation	18	$ 1,448
Antero Resources Corporation (B)	18	1,110
Athlon Energy Inc. (B)	32	976
Bonanza Creek Energy, Inc. (B)	32	1,402
Cabot Oil & Gas Corporation	81	3,119
Canadian Natural Resources Limited	29	985
Cimarex Energy Co.	22	2,287
CNOOC Limited, ADR	5	920
Concho Resources Inc. (B)	8	886
ConocoPhillips	13	929
Continental Resources, Inc. (B)	18	2,008
EOG Resources, Inc.	15	2,551
Gulfport Energy Corporation (B)	24	1,500
Marathon Oil Corporation ..	26	911
Noble Energy, Inc.	34	2,306
Oasis Petroleum LLC (B) ...	11	512
Pioneer Natural Resources Company	5	994
Southwestern Energy Company (B)	63	2,474
		27,318
Oil & Gas Refining & Marketing – 7.0%		
Clean Energy Fuels Corp. (B)	40	516
Marathon Petroleum Corporation	17	1,541
Marathon Petroleum Corporation, LP	30	1,356
Phillips 66	20	1,550
Tesoro Corporation	17	989
Valero Energy Corporation	21	1,036
		6,988
Oil & Gas Storage & Transportation – 10.4%		
El Paso Pipeline Partners, L.P.	36	1,300
Enbridge Inc.	26	1,136
Energy Transfer Equity, L.P.	12	1,005
MarkWest Energy Partners, L.P.	26	1,742
Phillips 66 Partners LP	28	1,066
Plains GP Holdings, L.P., Class A (B)	29	774
Regency Energy Partners LP	19	487

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Storage & Transportation (Continued)		
Targa Resources Corp.	17	$ 1,529
Valero Energy Partners LP (B)	8	267
Williams Companies, Inc. (The)	27	1,034
		10,340
Railroads – 1.0%		
Canadian Pacific Railway Limited	6	961
Specialized Finance – 0.9%		
CME Group Inc.	12	906
TOTAL COMMON STOCKS – 96.4%		$ 95,683
(Cost: $78,024)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 2.2%		
Federal Home Loan Bank, 0.050%, 2-24-14 (C) ..	$2,100	2,100
Master Note – 2.7%		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (D) ..	2,714	2,714
TOTAL SHORT-TERM SECURITIES – 4.9%		$ 4,814
(Cost: $4,814)		
TOTAL INVESTMENT SECURITIES – 101.3%		$100,497
(Cost: $82,838)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.3%)		(1,305)
NET ASSETS – 100.0%		$ 99,192

Notes to Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Rate shown is the yield to maturity at December 31, 2013.

Energy (in thousands) DECEMBER 31, 2013

(D)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$95,683	$ —	$—
Short-Term Securities	—	4,814	—
Total	$95,683	$4,814	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Country Diversification

(as a % of net assets)	
United States	81.8%
Canada	5.0%
Netherlands	4.2%
Switzerland	1.9%
United Kingdom	1.3%
Other Countries	2.2%
Other+	3.6%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Mark G. Beischel

Below, Mark G. Beischel, CFA, portfolio manager of the Ivy Funds VIP Global Bond, discusses positioning, performance and results for the fiscal year ended December 31, 2013. Mr. Beischel has managed the Portfolio for 3 years and has 20 years of industry experience. Dan Vrabac, who served as co-portfolio manager, retired in May 2013.

Fiscal Year Performance

For the 12 months ended December 31, 2013	
Ivy Funds VIP Global Bond Fund	1.74%
Benchmark(s) and/or Lipper Category	
Barclays Capital Multiverse Index (generally reflects the performance of the global bond market)	–2.19%
Lipper Variable Annuity Global Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–3.16%

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Global volatility

The past year brought no resolution to the issues and uncertainties that investors have faced since the onset of the global financial crisis and the European crisis. Markets and the global economy remain in unchartered waters. Simply put, dealing with very high levels of debt and a slowing global economy increases the range of possible outcomes. This results in a greater dispersion of investor expectations and significant volatility in markets.

Concerns about tapering the Federal Reserve's (Fed) Quantitative Easing (QE) program is what drove the recent volatility in the financial markets and around the world. During the fiscal year the Fed indicated that, assuming its economic forecasts are correct, it would start "tapering" its $85-billion per month QE program. This was widely expected to happen in September, however, the Fed decided not to taper at that time, indicating the need for additional economic data and concerns about the political climate in Washington. The tapering initiative finally began at the Fed's December meeting when it announced a reduction in its monthly QE purchases by $10 billion per month. The Fed indicated that it was comfortable with reducing the size of its purchase program at that time because of a better macroeconomic environment.

Emerging market (EM) countries that have been running current account and fiscal deficits have been hit particularly hard during this bout of volatility. The discussion of Fed tapering produced a substantial tightening in EM financial conditions as yields spiked and exchange rates and equity markets retraced during the spring and summer months.

In China, we believe that the economy's potential growth rate is slowing significantly. The country has not been able to continue its rapid growth pace without an even faster increase in its debt. We believe that the increasing debt load is problematic for the Chinese banking system, and ultimately government fiscal policy. We feel it is likely that the new Chinese administration will be forced to deal with the growth in debt, and this will slow real and potential growth in the years ahead. With the policy emphasis shifting towards reform, higher tolerance for lower growth will be allowed in the short run.

We believe that the powerful easing measures announced by Bank of Japan Governor Haruhiko Kuroda will help Japan exit 15 years of deflation. The Bank of Japan stated it will be buying about 7.4 trillion yen in Japanese government bonds, up from the previous of about 4 trillion yen. It will increase the average maturity from three years to seven years. The Bank also said it intended to increase its monetary base from 138 trillion yen at the end of 2012 to 200 trillion yen by the end of 2013 and 270 trillion yen by the end of 2014. Investors are questioning the government's proposed increase of a value-added tax from 5% to 8% as it might threaten to derail the momentum in the economy.

Meanwhile, the European Central Bank (ECB) provided forward guidance on interest rates for the first time, saying rates are to remain accommodative through at least the end of 2014. The ECB had previously given forward guidance on liquidity but not interest rates. Growth momentum is set to stay subdued while inflation teeters on the border of deflation.

Seeking low volatility

Amid this volatility, we are currently maintaining a low duration in the Portfolio and have built what we believe to be plenty of liquidity. We believe shorter duration will enable the Portfolio to focus on higher yielding corporate bonds while greater liquidity will allow us to be more responsive to changing market environments.

We continue to focus on maintaining what we believe to be proper diversification for the Portfolio. The Portfolio has the opportunity to invest in different securities, sectors, countries and currencies. This flexibility allows us to seek less volatility with a reasonable yield that we believe will reward investors over the longer term.

Given the extreme volatility and uncertainty in global markets, the Portfolio's currency exposure remains overwhelmingly in the U.S. dollar. The high dollar exposure led the Portfolio to outperform the index, as the Japanese yen, Australian dollar, and Canadian dollar, depreciated 17.5%, 14.2%, and

6.8%, respectively, versus the dollar. We believe there will be better opportunities to add foreign currency bonds to the Portfolio going forward, especially in the emerging markets.

We continue to search for value in the corporate bond space. Some of the best returns have been and we think will continue to be from emerging market bonds. With valuations at historical low levels prior to May of this year, we built up our cash and Treasury position to approximately 25% of the portfolio. The recent volatility in credit spreads we witnessed in June through August allowed us to invest approximately 10% of this liquidity in companies that we either owned or wanted to own at higher rates. There will be more opportunities to redeploy the remaining liquidity due to the volatility associated with Washington's politics and the Fed's tapering program.

Looking ahead

Given our expectation of slow growth into calendar 2014, we expect interest rates to remain low overall. The Fed has indicated that it will keep its policy rate low until late 2015. The short end of the Treasury yield curve (five years and in) is expected to be less volatile due to the Fed's commitment to low policy rates. However, longer-term Treasury rates are expected to be more volatile and subject to market emotions regarding fiscal and monetary policies. We feel that other developed markets such as Japan and the United Kingdom are likely to grow a little more in 2014 than they did in 2013. The Eurozone's growth outlook looks to be stable at best. The Eurozone crisis is not over; it is merely changing its shape. What was once a banking crisis and sovereign debt crisis now seems to be an economic crisis. The ECB will need to ease policy further; although we think an interest rate cut appears unlikely. We do envision a very-long term refinancing operation if the ECB's balance sheet continues to shrink.

In China, we think that the government will lower its 2014 growth target to 7%. This is based upon the government's desire to continue to rebalance the economy from an export-led to domestic-consumption platform.

The sell-off in emerging markets in the spring and summer began with the sharper-than-expected deceleration in EM growth rates (especially China), signs of an earlier-than-expected Fed exit, the reversal of capital flows into a less liquid market, and finally the lack of further monetary and liquidity accommodation from the People's Bank of China. We believe that the U.S. continues to be a safe haven globally and will continue to attract funds from outside the U.S. In this scenario, we think there will be opportunities to make long-term investments in foreign currencies in certain emerging markets should they weaken versus the dollar.

As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Fixed-income securities are subject to interest rate risk, so the Portfolio's net asset value may fall as interest rates rise. These and other risks are more fully described in the Portfolio's prospectus.

Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Global Bond.

Asset Allocation

Bonds	**84.8%**
Corporate Debt Securities	58.9%
United States Government and Government Agency Obligations	22.3%
Other Government Securities	3.6%
Cash and Cash Equivalents and Equities	**15.2%**

Quality Weightings

Investment Grade	**54.1%**
AA	23.3%
A	1.0%
BBB	29.8%
Non-Investment Grade	**30.7%**
BB	21.9%
B	6.6%
CCC	0.3%
Non-rated	1.9%
Cash and Cash Equivalents and Equities	**15.2%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Country Weightings

North America	**32.0%**
United States	27.4%
Other North America	4.6%
Europe	**26.4%**
Luxembourg	6.7%
Russia	6.3%
United Kingdom	3.9%
Netherlands	3.7%
Other Europe	5.8%
South America	**20.6%**
Brazil	10.5%
Columbia	3.9%
Chile	3.6%
Other South America	2.6%
Pacific Basin	**11.9%**
Bahamas/Caribbean	**1.2%**
Other	**0.4%**
Cash and Cash Equivalents	**7.5%**

Global Bond

(UNAUDITED)


Global Bond(1) $10,824
Barclays Capital Multiverse Index $11,017
$15,000
$10,000
$5,000
$0
8-23 2010
12-31 2010
12-31 2011
12-31 2012
12-31 2013

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	
1-year period ended 12-31-13	1.74%
5-year period ended 12-31-13	—
10-year period ended 12-31-13	—
Since inception of Portfolio(3) through 12-31-13	2.39%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)8-23-10 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Global Bond *(in thousands)* DECEMBER 31, 2013

COMMON STOCKS	Shares	Value
Consumer Finance – 1.6%		
Banco Latinoamericano de Comercio Exterior, S.A.	9	$ 249
Diversified Chemicals – 0.5%		
Dow Chemical Company (The)	2	77
Electric Utilities – 1.7%		
Alupar Investimento S.A. (A)(B)	11	76
PPL Corporation	4	109
Transmissora Alianca de Energia Eletrica S.A. (B)	10	79
		264
Integrated Oil & Gas – 0.9%		
Royal Dutch Shell plc, Class A (B)	4	139
Oil & Gas Drilling – 0.7%		
Seadrill Partners LLC	4	118
Pharmaceuticals – 1.5%		
Bristol-Myers Squibb Company	2	81
GlaxoSmithKline plc (B)	6	153
		234
Semiconductors – 0.7%		
Intel Corporation	4	116
Water Utilities – 0.1%		
Aguas Andinas S.A. (B)	34	22
TOTAL COMMON STOCKS – 7.7%		**$1,219**
(Cost: $1,092)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.0%		
Bombardier Inc., 7.500%, 3-15-18 (C)	$ 50	57
Embraer Overseas Limited, 6.375%, 1-24-17	100	109
		166
Agricultural Products – 1.3%		
CCL Finance Limited, 9.500%, 8-15-14	100	104
Corporacion Pesquera Inca S.A.C., 9.000%, 2-10-17	100	100
		204
Airlines – 2.6%		
Aeropuertos Argentina 2000 S.A., 10.750%, 12-1-20 (C)	51	52
Airlines (Continued)		
Guanay Finance Limited, 6.000%, 12-15-20 (C)	$ 250	$259
TAM Capital 2 Inc., 9.500%, 1-29-20 (C)	100	106
		417
Asset Management & Custody Banks – 1.3%		
Bhira Investments Limited, 8.500%, 4-27-71	200	198
Auto Parts & Equipment – 1.3%		
Schaeffler Holding Finance B.V., 6.875%, 8-15-18 (C)(D)	200	212
Banking – 1.3%		
OJSC Russian Agricultural Bank, 5.100%, 7-25-18 (C)	200	204
Broadcasting – 2.1%		
Globo Comunicacoe e Participacoes S.A., 6.250%, 12-20-49 (E)	300	312
Coal & Consumable Fuels – 2.0%		
PT Adaro Indonesia:		
7.625%, 10-22-19 (C)	200	211
7.625%, 10-22-19	100	106
		317
Construction & Engineering – 3.2%		
OAS Investments GmbH, 8.250%, 10-19-19 (C)	200	196
Odebrecht Drilling Norbe VII/IX Ltd., 6.350%, 6-30-21 (C)	113	115
Odebrecht Offshore Drilling Finance, 6.750%, 10-1-22 (C)	197	201
		512
Construction Materials – 1.4%		
CEMEX S.A.B. de C.V., 9.000%, 1-11-18 (C)	200	220
Diversified Banks – 5.3%		
Banco Bradesco S.A., 4.125%, 5-16-16 (C)	200	209
Banco Cruzeiro do Sul S.A., 7.000%, 7-8-13 (F)	115	26
Banco de Credito del Peru, 4.750%, 3-16-16 (C)	100	105
Banco Santander Chile, S.A., 6.500%, 9-22-20 (G)	CLP50,000	95
Bancolombia S.A., 4.250%, 1-12-16	$ 100	104
State Bank of India, 4.500%, 10-23-14	100	102
Diversified Banks (Continued)		
VTB Capital S.A., 6.000%, 4-12-17 (C)	$ 200	$213
		854
Diversified Metals & Mining – 3.5%		
Glencore Funding LLC, 6.000%, 4-15-14 (C)	60	61
Suzano Trading Ltd, 5.875%, 1-23-21 (C)	100	98
Uralkali Finance Limited, 3.723%, 4-30-18 (C)	200	192
Vedanta Resources plc, 6.000%, 1-31-19 (C)	200	193
		544
Electric Utilities – 3.7%		
Emgesa S.A. E.S.P., 8.750%, 1-25-21 (G)	COP302,000	165
Listrindo Capital B.V., 6.950%, 2-21-19 (C)	$ 200	209
Majapahit Holding B.V., 7.750%, 10-17-16	100	110
Rural Electrification Corporation Limited, 4.250%, 1-25-16	100	102
		586
Food Distributors – 1.2%		
Olam International Limited, 7.500%, 8-12-20	100	94
Olam International Limited, Convertible, 6.000%, 10-15-16	100	98
		192
Household Appliances – 0.5%		
Controladora Mabe, S.A. de C.V.:		
6.500%, 12-15-15	50	52
6.500%, 12-15-15 (C)	25	26
		78
Independent Power Producers & Energy Traders – 0.6%		
China Resources Power Holdings Company Limited, 3.750%, 8-3-15	100	102
Integrated Telecommunication Services – 2.5%		
TBG Global Pte. Ltd., 4.625%, 4-3-18 (C)	200	194
Verizon Communications Inc., 3.650%, 9-14-18	200	211
		405

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Machinery – 0.7%		
Rearden G Holdings EINS GmbH, 7.875%, 3-30-20 (C)	$ 100	$104
Marine – 1.3%		
SCF Capital Limited, 5.375%, 10-27-17	200	201
Oil & Gas – 1.3%		
Pacific Rubiales Energy Corp.:		
5.375%, 1-26-19 (C)	100	101
7.250%, 12-12-21 (C)	100	106
		207
Oil & Gas Drilling – 2.8%		
Lancer Finance Company (SPV) Limited, 5.850%, 12-12-16 (C)	48	48
Noble Group Limited, 4.875%, 8-5-15	100	104
QGOG Atlantic/Alaskan Rigs Ltd., 5.250%, 7-30-18 (C)	272	283
		435
Oil & Gas Exploration & Production – 2.4%		
Essar Energy Investment Limited, Convertible, 4.250%, 2-1-16	100	72
Novatek Finance Limited, 5.326%, 2-3-16 (C)	200	212
Pan American Energy LLC, 7.875%, 5-7-21	100	103
		387
Oil & Gas Refining & Marketing – 1.3%		
Offshore Drilling Holding S.A., 8.375%, 9-20-20 (C)	200	213
Oil & Gas Storage & Transportation – 2.2%		
Empresas Publicas de Medellin E.S.P., 8.375%, 2-1-21 (G)	COP274,000	147
TransCapital Limited, 5.670%, 3-5-14 (C)	$ 200	201
		348
Other Diversified Financial Services – 2.1%		
MTS International Funding Limited, 5.000%, 5-30-23 (C)	350	327
Packaged Foods & Meats – 2.8%		
BFF International Limited, 7.250%, 1-28-20	100	110

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Packaged Foods & Meats (Continued)		
Bunge Limited Finance Corp., 5.350%, 4-15-14	$ 25	$ 25
JBS Finance II Ltd., 8.250%, 1-29-18 (C)	100	105
JBS Investments GmbH. (GTD by JBS S.A. and JBS Hungary Holdings Kft.), 7.750%, 10-28-20 (C)	200	202
		442
Paper Products – 1.3%		
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.):		
4.750%, 1-19-18 (C)	25	26
4.375%, 5-15-23 (C)	200	186
		212
Restaurants – 0.6%		
Arcos Dorados Holdings, Inc., 10.250%, 7-13-16 (G)	BRL250	100
Service – Other – 0.8%		
Net Servicos de Comunicacao S.A., 7.500%, 1-27-20	$ 120	131
Steel – 2.0%		
Evraz Group S.A., 7.400%, 4-24-17	200	208
Steel Capital S.A., 6.700%, 10-25-17	100	108
		316
Wireless Telecommunication Service – 2.5%		
American Tower Corporation, 3.400%, 2-15-19	125	127
Indosat Palapa Company B.V., 7.375%, 7-29-20 (C)	100	109
VimpleCom Holdings B.V., 9.000%, 2-13-18 (C)(G)	RUB5,000	152
		388
TOTAL CORPORATE DEBT SECURITIES – 58.9%		**$9,334**

(Cost: $9,381)

OTHER GOVERNMENT SECURITIES

	Principal	Value
Luxembourg – 0.9%		
BC Luxco 1 S.A., 7.375%, 1-29-20	$ 150	139

OTHER GOVERNMENT SECURITIES (Continued)

	Principal	Value
Russia – 1.3%		
Russian Federation, 3.500%, 1-16-19 (C)	$ 200	$ 203
Supranational – 0.4%		
Central American Bank for Economic Integration, 5.375%, 9-24-14	58	60
Venezuela – 1.0%		
Corporacion Andina de Fomento, 3.750%, 1-15-16	155	161
TOTAL OTHER GOVERNMENT SECURITIES – 3.6%		**$ 563**

(Cost: $570)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Obligations – 22.3%		
United States Treasury Notes:		
0.875%, 2-28-17	700	700
0.625%, 8-31-17	1,500	1,471
0.750%, 12-31-17	1,250	1,222
1.750%, 5-15-22	145	134
		3,527
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 22.3%		**$ 3,527**

(Cost: $3,598)

SHORT-TERM SECURITIES

	Principal	Value
Master Note – 6.5%		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (H)	1,033	1,033
TOTAL SHORT-TERM SECURITIES – 6.5%		**$ 1,033**

(Cost: $1,033)

TOTAL INVESTMENT SECURITIES – 99.0%	**$15,676**

(Cost: $15,674)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%	**157**
NET ASSETS – 100.0%	**$15,833**

Global Bond *(in thousands)* DECEMBER 31, 2013

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2013, the total value of these securities amounted to $5,911 or 37.3% of net assets.

(D)Payment-in-kind bonds.

(E)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013.

(F)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(G)Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, CLP – Chilean Peso, COP – Columbian Peso and RUB – Russian Ruble).

(H)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at December 31, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Barclays Capital, Inc.	174	1-27-14	$ —	$7

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,219	$ —	$ —
Corporate Debt Securities	—	9,182	152
Other Government Securities	—	563	—
United States Government Obligations	—	3,527	—
Short-Term Securities	—	1,033	—
Total	$1,219	$14,305	$152
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 7	$ —

During the period ended December 31, 2013, securities totaling $121 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2012. Securities totaling $103 were transferred from Level 2 to Level 3 due to decreased availability of observable market data due to decreased market activity or information for these securities.

The following acronym is used throughout this schedule:

GTD = Guaranteed

Country Diversification

(as a % of net assets)	
United States	27.4%
Brazil	10.5%
Luxembourg	6.7%
Russia	6.3%
Columbia	3.9%
United Kingdom	3.9%
Netherlands	3.7%
Chile	3.6%
Indonesia	3.4%
Singapore	3.1%

Country Diversification (Continued)

India	3.0%
Austria	2.4%
Panama	2.3%
Ireland	2.1%
Mexico	1.9%
American Samoa	1.8%
Argentina	1.6%
Cayman Islands	1.2%
Venezuela	1.0%
Other Countries	2.7%
Other+	7.5%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



David P. Ginther

Below, David P. Ginther, CPA, portfolio manager of Ivy Funds VIP Global Natural Resources, discusses positioning, performance and results for the fiscal year ended December 31, 2013. Mr. Ginther was named portfolio manager of Ivy Funds VIP Global Natural Resources on July 2, 2013. He has 18 years of industry experience. From January 2, 1997, to July 1, 2013, the Portfolio was subadvised by Mackenzie Financial Corp. of Canada and managed by Frederick Sturm.

Fiscal year performance

For the 12 Months Ended December 31, 2013	
Ivy Funds VIP Global Natural Resources	7.80%
Benchmark(s)/Lipper Category	
Morgan Stanley Commodity Related Index (generally representative of an unmanaged group of natural resources stocks)	9.53%
Lipper Variable Annuity Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	10.40%
MSCI AC World IMI 55% Energy + 45% Materials Index (generally reflects the performance of the energy and materials stocks in developed and emerging markets.)	7.58%

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Improving economic growth provides market backdrop

Equity markets were volatile at mid-year for the fiscal year ended December 31, 2013, before moving steadily higher in the second half of the year. Broad equity market indexes in the U.S. reached record highs by year-end. Economic growth remained slow across the globe, although it steadily improved in the U.S. Growth in the U.S. was largely based on consumer spending and the energy, industrials and, to a lesser degree, housing sectors, driven by accommodative monetary policy. There also was some improvement in the employment rate. Markets reacted negatively when the Federal Reserve (Fed) announced plans to begin "tapering" its bond-buying program, based on anticipated steady improvement in the U.S. economy. Markets quickly stabilized after the Fed indicated the end of the program was not imminent. The Fed late in the year announced it would reduce its monthly purchases, taking a small step toward reducing economic stimulus. A federal budget agreement at the end of the fiscal year between U.S. House and Senate negotiators also helped reduce market uncertainty. The continued turmoil in the Middle East — including continued fighting in Syria and unrest in Egypt, Iran and Iraq — unsettled global markets during the year. But the improving economy in the U.S. provided support, in part because of growth in shale oil production that helped hold down costs for business and consumers. China, a major participant in global commodities markets, announced an ambitious economic plan late in the year with reforms in 16 major areas. The country's gross domestic product grew an estimated 7.6% for the year. China also continued to benefit from its trade with steadily improving economies in the U.S., Europe and Japan.

Energy, materials sectors in focus

The Portfolio finished another difficult year for natural resources with a solid positive return. It trailed its commodity-related benchmark index and peer group average, however, and slightly outperformed its blended benchmark index. We steadily increased the Portfolio's dominant weighting in the energy sector through the first three quarters of the year before slightly reducing that weighting in the final quarter. Security selection in the energy sector was the greatest contributor to performance during the year. Examples include Pioneer Natural Resources Co., Cabot Oil & Gas Corporation, Halliburton Company and Schlumberger Limited. The underperformance relative to the commodity-related index was driven primarily by poor security selection in the materials sector, which was the Portfolio's second-largest weighting in the period. Examples of such securities include Detour Gold Corp., First Quantum Minerals and China Metal Recycling (Holdings) Limited. (Detour Gold Corp. and First Quantum Minerals no longer are holdings in the Portfolio.)

The oil industry remains a major focus for the Portfolio, especially through companies involved in equipment & services and transportation industries. We slightly reduced holdings in exploration & production companies late in the year, seeking to increase exposure to companies that we think will be "harvesting" from past capital expenditures rather than those facing new costs for investment and exploration. The increase in shale oil production from key basins in North America also remains an important focus for energy holdings.

We used equity options and equity futures to modify the Portfolio's equity exposure at various times during the year. Derivative usage was also a detractor from performance for the fiscal year as a whole.

Outlook for better global growth

We still believe there are relatively better prospects for energy ahead, and continue to overweight the Portfolio toward that sector. We have maintained our view that offshore and deep-water production will be a major factor in the future. We also think growth will continue in U.S. oil and gas production through shale fields, although perhaps at a slower rate going forward. Both of these factors may provide opportunities for the Portfolio.

Commodities prices persisted at weaker levels during the year and we think that will continue until global economic growth gains momentum. We think major commodities companies will continue to focus on managing costs and capital expenditures as a result. We will continue to use our top-down, fundamental research process in seeking companies that may benefit from an eventual rebound in economic activity and the growth in demand that may result.

We believe a global economic upturn is likely in 2014, although the overall growth rate will remain sluggish. We think developed countries will show the largest improvement, which in turn may help support growth rates in emerging markets.

As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. Investing in natural resources can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments; and the cost assumed by natural resource companies in complying with environmental and safety regulations. Commodity trading, including trading in precious metals, is generally considered speculative because of the significant potential for investment loss. Markets for commodities are likely to be volatile and there may be sharp price fluctuations even during periods when prices overall are rising. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Global Natural Resources.

Global Natural Resources

Asset Allocation

Stocks	**96.2%**
Energy	63.4%
Materials	23.7%
Industrials	7.6%
Financials	1.5%
Cash and Cash Equivalents	**3.8%**

Country Weightings

North America	**80.0%**
United States	73.8%
Canada	6.2%
Europe	**15.7%**
United Kingdom	7.3%
Netherlands	4.4%
Other Europe	4.0%
Bahamas/Caribbean	**0.5%**
Cash and Cash Equivalents	**3.8%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Halliburton Company	United States	Energy	Oil & Gas Equipment & Services
Schlumberger Limited	United States	Energy	Oil & Gas Equipment & Services
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
Freeport-McMoRan Copper & Gold Inc., Class B	United States	Materials	Diversified Metals & Mining
National Oilwell Varco, Inc.	United States	Energy	Oil & Gas Equipment & Services
Dow Chemical Company (The)	United States	Materials	Diversified Chemicals
Suncor Energy Inc.	Canada	Energy	Integrated Oil & Gas
BHP Billiton plc	United Kingdom	Materials	Diversified Metals & Mining
Baker Hughes Incorporated	United States	Energy	Oil & Gas Equipment & Services
Canadian Pacific Railway Limited	Canada	Industrials	Railroads

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.



Legend:
- Global Natural Resources[1] $15,343
- Morgan Stanley Commodity Related Index[2] $23,003
- MSCI AC World IMI 55% Energy + 45% Materials Index[2][3] $20,290

(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2) Because the Portfolio commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of April 30, 2005.

(3) Blended index is represented by 55% of the MSCI AC World IMI Energy Index and 45% of the MSCI AC World IMI Materials Index.

Average Annual Total Return[4]	
1-year period ended 12-31-13	7.80%
5-year period ended 12-31-13	11.89%
10-year period ended 12-31-13	—
Since inception of Portfolio[5] through 12-31-13	5.05%

(4) **Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.**

(5) 4-28-05 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Global Natural Resources *(in thousands)* DECEMBER 31, 2013

COMMON STOCKS	Shares	Value
Bermuda – 0.5%		
Nabors Industries Ltd.	52	$ 882
Canada – 6.2%		
Canadian Natural Resources Limited	25	856
Canadian Pacific Railway Limited	28	4,214
Goldcorp Inc.	8	173
Suncor Energy Inc.	130	4,569
Yamana Gold Inc.	98	847
		10,659
China – 0.0%		
China Metal Recycling (Holdings) Limited	1,900	—*
Netherlands – 4.4%		
Chicago Bridge & Iron Company N.V., NY Shares	24	1,970
Core Laboratories N.V.	9	1,680
LyondellBasell Industries N.V., Class A	48	3,878
		7,528
Norway – 1.1%		
Seadrill Limited	46	1,886
Switzerland – 2.9%		
Pentair, Inc.	12	901
Weatherford International Ltd. (A)	270	4,188
		5,089
United Kingdom – 7.3%		
BHP Billiton plc	147	4,560
Randgold Resources Limited, ADR	13	820
Rio Tinto plc	126	7,131
		12,511
United States – 73.8%		
Anadarko Petroleum Corporation	32	2,542
Antero Resources Corporation (A)	34	2,132
Axiall Corporation	68	3,233
Baker Hughes Incorporated	80	4,401
Cabot Oil & Gas Corporation	75	2,897
Cameron International Corporation (A)	68	4,054
Caterpillar Inc.	10	881
CME Group Inc.	32	2,522
Concho Resources Inc. (A)	24	2,641
ConocoPhillips	13	922
Continental Resources, Inc. (A)	33	3,702
Dow Chemical Company (The)	128	5,695
Dresser-Rand Group Inc. (A)	29	1,714
Dril-Quip, Inc. (A)	20	2,166

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Eastman Chemical Company	22	$ 1,759
Energy Transfer Equity, L.P.	22	1,766
EOG Resources, Inc.	22	3,709
Exxon Mobil Corporation	9	880
Flowserve Corporation	35	2,735
Fluor Corporation	33	2,629
FMC Technologies, Inc. (A)	67	3,493
Forum Energy Technologies, Inc. (A)	63	1,789
Frank's International N.V.	33	894
Freeport-McMoRan Copper & Gold Inc., Class B	180	6,803
Gulfport Energy Corporation (A)	19	1,203
Halliburton Company	192	9,744
Hess Corporation	12	955
Joy Global Inc.	16	921
Marathon Petroleum Corporation	20	1,807
MarkWest Energy Partners, L.P.	26	1,703
Monsanto Company	34	3,916
National Oilwell Varco, Inc.	73	5,794
Noble Energy, Inc.	61	4,140
Oasis Petroleum LLC (A)	19	902
Occidental Petroleum Corporation	19	1,769
Patterson-UTI Energy, Inc.	51	1,300
Phillips 66	23	1,809
Pioneer Natural Resources Company	14	2,623
Plains GP Holdings, L.P., Class A (A)	55	1,480
PPG Industries, Inc.	10	1,849
Schlumberger Limited	100	9,025
Southwestern Energy Company (A)	80	3,133
Superior Energy Services, Inc.	120	3,193
Tesoro Corporation	15	872
Valero Energy Corporation	36	1,834
Valero Energy Partners LP (A)	14	496
Williams Companies, Inc. (The)	23	889
		127,316
TOTAL COMMON STOCKS – 96.2%		**$165,871**
(Cost: $153,385)		

PREFERRED STOCKS	Shares	Value
United States – 0.0%		
Konarka Technologies, Inc., 8.000% Cumulative (A)(B)	68	$ —
TOTAL PREFERRED STOCKS – 0.0%		**$ —**
(Cost: $211)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 2.9%		
Nestle Finance International Ltd. (GTD by Nestle S.A.), 0.070%, 1-22-14 (C)	$5,000	5,000
Master Note – 0.8%		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (D)	1,431	1,431
TOTAL SHORT-TERM SECURITIES – 3.7%		**$ 6,431**
(Cost: $6,431)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$172,302**
(Cost: $160,027)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**224**
NET ASSETS – 100.0%		**$172,526**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Restricted security. At December 31, 2013, the Portfolio owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Value
Konarka Technologies, Inc., 8.000% Cumulative	8-31-07	68	$211	$—

The total value of this security represented 0.0% of net assets at December 31, 2013.

(C) Rate shown is the yield to maturity at December 31, 2013.

(D) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at December 31, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	UBS AG	4,267	1-27-14	$—	$170
Sell	British Pound	State Street Global Markets	570	1-27-14	—	23
Sell	Canadian Dollar	State Street Global Markets	589	1-27-14	6	—
Sell	Canadian Dollar	UBS AG	4,994	1-27-14	48	—
					$54	$193

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$109,355	$ —	$—
Financials	2,522	—	—
Industrials	13,331	—	—
Materials	40,663	—	—
Total Common Stocks	$165,871	$ —	$—
Short-Term Securities	—	6,431	—
Total	$165,871	$6,431	$—
Forward Foreign Currency Contracts	$ —	$ 54	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 193	$—

During the period ended December 31, 2013, securities totaling $9,332 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2012. Securities totaling $1,994 were transferred from Level 2 to Level 3 due to the lack of observable market data due to decreased market activity or information for these securities.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Energy	63.4%
Materials	23.7%
Industrials	7.6%
Financials	1.5%
Other+	3.8%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Daniel P. Becker



Philip J. Sanders

Below, Daniel P. Becker, CFA, and Philip J. Sanders, CFA, portfolio managers of Ivy Funds VIP Growth, discuss positioning, performance and results for the fiscal year ended December 31, 2013. Mr. Becker has managed the Portfolio since 2006 and has 25 years of industry experience. Mr. Sanders has managed the Portfolio since 1998 and has 25 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2013	
Ivy Funds VIP Growth	36.46%
Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index	33.48%
(generally reflects the performance of securities that represent the large-cap growth market)	
Lipper Variable Annuity Large-Cap Growth Funds Universe Average	34.67%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Stocks finished 2013 on a high note, capping off the best year for broad market equity returns since 1997. Throughout the period, the equity market benefited from declining risk premiums and growing confidence that the global economy has moved beyond the economic and banking crisis and is transitioning into a more "normal" economic environment. This "normal" environment is one where investor fears of systemic risk have faded into the background and the focus is on the increasingly solid footing of the global economic expansion. This is characterized in the U.S. by slow, but steady revenue growth, high and sustainable levels of profitability, and abundant cash flow for much of corporate America. For many markets, this de-emphasis of macroeconomic concerns simply meant higher valuations across industries, sectors and capitalization ranges, regardless of investment style. It also provided a more favorable environment for active managers as stock correlations declined to more normal levels. This environment proved beneficial to us as performance for the Portfolio was strong for the year on both an absolute and relative basis compared to the Russell 1000 Growth Index benchmark.

Market conditions

After a long period of positive excess returns accruing to more defensive, slower growth, higher dividend yielding and value-oriented companies, growth stocks have begun to be revalued in recent quarters. We believe this transition can be traced, at least in part, to the change in monetary policy that our country is now undergoing. The steady improvement in the labor market and continuing recovery in housing and auto markets has resulted in the Federal Reserve (Fed) signaling its intention to begin winding down its longstanding quantitative easing program. As monetary policy normalizes over time, we believe interest rates are likely to rise, but at a very measured pace. Given past aggressive actions by most central banks, the global banking industry, and the U.S. in particular, is flush with liquidity and capital. We believe this makes the global economy much more resilient to destabilizing risks and greatly reduces the likelihood of another significant downturn. The Fed's vote of confidence in the sustainability of the economic expansion is a meaningful positive for growth stocks, in our view, especially given the relatively modest valuation premium the asset class currently possesses.

Strategies employed/sectors emphasized

The Portfolio's philosophy and investment process has remained consistent over time and continues to focus on identifying structurally advantaged companies that can generate superior levels of profitability and growth over time.

From a tactical standpoint, performance benefited from an overweight position in the strong performing consumer discretionary sector and minimal exposure to the underperforming consumer staples sector. That said the majority of the relative outperformance resulted from favorable stock selection, especially in the consumer discretionary and health care sectors. Outperformance in consumer discretionary was led by holdings in Las Vegas Sands, Inc. and Wynn Resorts, Limited, which are key beneficiaries of burgeoning growth in the Macau gaming market. Performance was also aided by our position in CBS Corporation, which continued to drive share price appreciation through a combination of strong fundamentals and shareholder-friendly capital return strategies.

In the health care sector, favorable stock selection was driven by our healthy exposure to the biotech firms Gilead Sciences, Inc. and Biogen Idec Inc. Both have new drug launches underway that are significantly improving health outcomes for patients and driving accelerated earnings growth far in excess of the market. Other notable strong performers during the year included MasterCard Incorporated and Visa Inc., two companies with strong and trusted brands that are well positioned to benefit from the secular trend toward electronic payments (and away from cash and checks).

Key negative contributors for the year included Crown Castle International Corporation and American Tower Corporation, two wireless tower companies that were hampered by fears of slowing growth and rising interest rates. Other notable laggards were largely concentrated in the technology sector where competitive pressures remain intense and corporate spending plans are still uneven. This would include holdings such as Cisco Systems Inc., Altera Corporation and Cognizant Technology Solutions Corporation. Cisco and Altera were sold during period ended December 31, 2013.

Outlook

As we look into 2014, our crystal ball is cloudy as usual, but we can make some observations. Generally speaking, we believe U.S. corporate balance sheets remain solid. As a result, managements continue to actively return cash to shareholders through increases in dividends and share repurchases. Returns on equity are quite high for growth stocks; they should, in theory, be able to return more capital to shareholders. We continue to see management teams move in that direction.

Europe has stabilized and is showing positive surprises to profitability with the potential for continued improvement. While China's growth rate remains uncertain, the absolute rate of growth in the region is high enough that most multinationals can continue to do well there. We expect many leading multinationals to benefit over the next couple of years as former headwinds become tailwinds. These factors, combined with modest U.S. economic and profit growth, should continue to provide a favorable backdrop for the equity market. However, given the outsized market returns of 2013, much of which was driven by P/E (price-to-earnings) multiple expansion rather than earnings growth, we expect 2014 to hold more modest return potential. As always, we will continue to emphasize growth companies operating in large or fast-growing markets that we believe possess sustainable competitive advantages and can generate superior margins and high returns on capital. Thank you for your continued confidence and support.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Growth.

Asset Allocation

Stocks	**98.1%**
Consumer Discretionary	29.9%
Information Technology	21.8%
Industrials	16.2%
Health Care	15.6%
Consumer Staples	4.0%
Telecommunication Services	3.7%
Materials	3.5%
Energy	3.4%
Cash and Cash Equivalents	**1.9%**

Top 10 Equity Holdings

Company	Sector
MasterCard Incorporated, Class A	Information Technology
Gilead Sciences, Inc.	Health Care
Las Vegas Sands, Inc.	Consumer Discretionary
Apple Inc.	Information Technology
Visa Inc., Class A	Information Technology
Biogen Idec Inc.	Health Care
Google Inc., Class A	Information Technology
CBS Corporation, Class B	Consumer Discretionary
Home Depot, Inc. (The)	Consumer Discretionary
Wynn Resorts, Limited	Consumer Discretionary

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Growth



| Growth[1] | $21,751 |
| Russell 1000 Growth Index | $21,250 |

(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-13	36.46%
5-year period ended 12-31-13	17.58%
10-year period ended 12-31-13	8.08%

(2) Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.3%		
Boeing Company (The)	209	$ 28,485
Precision Castparts Corp. . . .	85	22,783
		51,268
Apparel Retail – 0.7%		
Limited Brands, Inc.	139	8,579
Apparel, Accessories & Luxury Goods – 0.5%		
Under Armour, Inc., Class A (A)	68	5,893
Application Software – 0.8%		
Adobe Systems Incorporated (A)	156	9,335
Automotive Retail – 2.0%		
AutoZone, Inc. (A)	33	15,533
O'Reilly Automotive, Inc. (A)	66	8,495
		24,028
Biotechnology – 8.7%		
Amgen Inc.	118	13,494
Biogen Idec Inc. (A)	139	38,913
Gilead Sciences, Inc. (A) . . .	700	52,612
		105,019
Brewers – 2.2%		
Anheuser-Busch InBev S.A., ADR	248	26,381
Broadcasting – 3.2%		
CBS Corporation, Class B . . .	515	32,819
Discovery Holding Company, Class A (A)	64	5,760
		38,579
Cable & Satellite – 2.7%		
Comcast Corporation, Class A	358	18,619
Time Warner Cable Inc.	105	14,187
		32,806
Casinos & Gaming – 6.8%		
Las Vegas Sands, Inc.	641	50,540
Wynn Resorts, Limited	160	31,035
		81,575
Computer Hardware – 3.9%		
Apple Inc.	84	46,909
Construction & Farm Machinery & Heavy Trucks – 0.6%		
Caterpillar Inc.	83	7,574
Consumer Electronics – 1.7%		
Harman International Industries, Incorporated . .	243	19,873
Data Processing & Outsourced Services – 7.7%		
MasterCard Incorporated, Class A	65	54,055

COMMON STOCKS (Continued)	Shares	Value
Data Processing & Outsourced Services (Continued)		
Visa Inc., Class A	179	$39,860
		93,915
Diversified Chemicals – 1.5%		
PPG Industries, Inc.	95	18,056
Electronic Compo-Semicon – 1.3%		
Xilinx, Inc.	329	15,126
Fertilizers & Agricultural Chemicals – 2.0%		
Monsanto Company	207	24,125
Footwear – 1.6%		
NIKE, Inc., Class B	250	19,668
Health Care Facilities – 1.5%		
HCA Holdings, Inc. (A)	379	18,092
Home Improvement Retail – 2.7%		
Home Depot, Inc. (The)	398	32,771
Hotels, Resorts & Cruise Lines – 0.9%		
Hilton Worldwide Holdings Inc. (A)	75	1,669
Starwood Hotels & Resorts Worldwide, Inc.	113	8,982
		10,651
Industrial Conglomerates – 0.7%		
Danaher Corporation	115	8,855
Industrial Machinery – 3.9%		
Flowserve Corporation	149	11,706
Pall Corporation	153	13,033
Pentair, Inc.	290	22,517
		47,256
Internet Retail – 3.0%		
Amazon.com, Inc. (A)	67	26,679
priceline.com Incorporated (A)	8	9,532
		36,211
Internet Software & Services – 5.6%		
Facebook, Inc., Class A (A) . .	382	20,869
Google Inc., Class A (A)	32	35,706
LinkedIn Corporation, Class A (A)	52	11,255
		67,830
IT Consulting & Other Services – 0.8%		
Cognizant Technology Solutions Corporation, Class A (A)	90	9,118
Medical-Biomedical/Gene – 1.9%		
Celgene Corporation (A)	132	22,303
Motorcycle Manufacturers – 1.6%		
Harley-Davidson, Inc.	283	19,560

COMMON STOCKS (Continued)	Shares	Value
Movies & Entertainment – 1.0%		
News Corporation Limited, Class A	335	$ 11,799
Oil & Gas Equipment & Services – 3.4%		
National Oilwell Varco, Inc.	242	19,214
Schlumberger Limited	242	21,811
		41,025
Pharmaceuticals – 3.5%		
Bristol-Myers Squibb Company	253	13,463
Johnson & Johnson	168	15,359
Shire Pharmaceuticals Group plc, ADR	91	12,914
		41,736
Railroads – 6.7%		
Canadian Pacific Railway Limited	192	29,023
Kansas City Southern . .	172	21,286
Union Pacific Corporation	173	29,030
		79,339
Restaurants – 1.5%		
Starbucks Corporation	228	17,881
Semiconductor Equipment – 1.7%		
Applied Materials, Inc.	1,137	20,119
Tobacco – 1.8%		
Philip Morris International Inc.	246	21,460
Wireless Telecommunication Service – 3.7%		
American Tower Corporation, Class A	257	20,490
Crown Castle International Corp. (A)	203	14,936
SBA Communications Corporation (A)	97	8,741
		44,167
TOTAL COMMON STOCKS – 98.1%		**$1,178,882**
(Cost: $824,432)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 1.8%		
Exxon Mobil Corporation, 0.010%, 1-2-14 (B) . .	$3,000	3,000
General Mills, Inc., 0.120%, 1-8-14 (B) . .	5,000	5,000

Growth *(in thousands)* DECEMBER 31, 2013

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
International Business Machines Corporation, 0.070%, 1-14-14 (B)	$5,000	$ 5,000
Unilever Capital Corporation (GTD by Unilever N.V.), 0.020%, 1-3-14 (B)	2,469	2,469
Wal-Mart Stores, Inc., 0.070%, 1-9-14 (B)	6,000	6,000
		21,469

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (C)	$1	$ 1
TOTAL SHORT-TERM SECURITIES – 1.8%		**$ 21,470**
(Cost: $21,470)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$1,200,352**
(Cost: $845,902)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**1,117**
NET ASSETS – 100.0%		**$1,201,469**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at December 31, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,178,882	$ —	$—
Short-Term Securities	—	21,470	—
Total	$1,178,882	$21,470	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.



William M. Nelson

Below, William M. Nelson, portfolio manager of Ivy Funds VIP High Income, discusses positioning, performance and results for the fiscal year ended December 31, 2013. He has managed the Portfolio since 1999 and has 25 years of industry experience.

Fiscal Year Performance

For the 12 months ended December 31, 2013	
High Income Fund (at net asset value)	10.50%
Benchmark(s) and/or Lipper Category	
Bank of America Merrill Lynch U.S. High Yield (reflects the performance of securities generally representing the high-yield sector of the bond market)	7.42%
Lipper Variable Annuity High Yield Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	6.51%

Please note that the Portfolio returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

The Portfolio outperformed its benchmark and Lipper average for the fiscal year ending December 31, 2013.

The Portfolio's outperformance was the result of credit selection and the portfolio holding higher coupon credits which are less sensitive to moves in Treasury rates. Compared against the index, we were overweight B and CCC-rated credits, which outperformed the index, and we were comparatively underweight on BB-rated credits, which underperformed.

As in the past, the Portfolio continues to focus on individual issuers and situations we believe provide the best risk/reward characteristics. Our overriding theme remains focused on companies with stable business models that we believe are able to benefit or at least remain resilient with stable cash flows in a period of lackluster economic growth.

Volatility

Bonds rallied through much of the fiscal year until May when Federal Reserve (Fed) comments about the potential tapering of bond purchases under its quantitative easing (QE) program had ushered in a round of volatility. Treasury yields backed up significantly and, as a result, high-yield credits retraced a good portion of their gains for the year.

The big question still facing fixed income investors at this juncture is where medium to long Treasuries settle yield-wise. It is our view that Treasury levels will determine absolute levels of return for the high yield sector. If there is a large increase in Treasuries, we believe that spread levels should make high yield one of the better suited areas to absorb that rate movement.

Longer term, we believe we are entering a period of potentially years where rising Treasury yields will confront investors. As a result, we believe that portfolio construction will be increasingly important for investors with duration taking on an increasing role in determining performance.

As with any mutual Portfolio, the value of the Portfolio's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Portfolio's net asset value may fall as interest rates rise. Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. Loans (including loan assignments, loan participations and other loan instruments) carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans may be unsecured or not fully collateralized may be subject to restrictions on resale and sometimes trade infrequently on the secondary market. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP High Income.

Asset Allocation

Bonds	**96.2%**
Corporate Debt Securities	76.5%
Senior Loans	19.7%
Cash and Cash Equivalents and Equities	**3.8%**

Quality Weightings

Investment Grade	**0.8%**
AA	0.0%
BBB	0.8%
Non-Investment Grade	**95.4%**
BB	15.8%
B	45.1%
CCC	33.6%
Non-rated	0.9%
Cash and Cash Equivalents and Equities	**3.8%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-13	10.50%
5-year period ended 12-31-13	18.34%
10-year period ended 12-31-13	8.88%

(2) Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

COMMON STOCKS	Shares	Value
Casinos & Gaming – 0.0%		
New Cotai Participation Corp, Class B (A)	—*	$ 49
Consumer Finance – 0.2%		
JGWPT Holdings Inc., Class A (A)	82	1,419
Gas Utilities – 0.0%		
Suburban Propane Partners, L.P.	4	167
Oil & Gas Storage & Transportation – 0.1%		
Crestwood Midstream Partners LP	14	354
Inergy, L.P.	33	455
		809
Railroads – 0.1%		
Kansas City Southern	3	347
Trading Companies & Distributors – 0.2%		
HD Supply Holdings, Inc. (A)	60	1,440
TOTAL COMMON STOCKS – 0.6%		**$4,231**
(Cost: $3,086)		

PREFERRED STOCKS

	Shares	Value
Consumer Finance – 0.1%		
Ally Financial Inc., 8.125%	22	588
Ally Financial Inc., 8.500%	18	474
		1,062
Steel – 0.1%		
ArcelorMittal, 6.000% Convertible	23	583
TOTAL PREFERRED STOCKS – 0.2%		**$1,645**
(Cost: $1,525)		

WARRANTS

	Shares	Value
Agricultural Products – 0.0%		
ASG Consolidated LLC, Expires 5-15-18 (B)	1	150
TOTAL WARRANTS – 0.0%		**$ 150**
(Cost: $72)		

CORPORATE DEBT SECURITIES	Principal	
Aerospace & Defense – 1.1%		
Silver II Borrower SCA and Silver II US Holdings, 7.750%, 12-15-20 (C) . . .	$5,011	5,312
TransDigm Group Incorporated, 7.500%, 7-15-21	1,309	1,407

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Aerospace & Defense (Continued)		
TransDigm Inc., 5.500%, 10-15-20	$ 669	$ 654
		7,373
Agricultural Products – 0.8%		
American Seafoods Group LLC, 10.750%, 5-15-16 (C)	2,383	2,466
ASG Consolidated LLC, 15.000%, 5-15-17 (C)(D) . .	3,318	2,729
		5,195
Air Freight & Logistics – 0.9%		
TRAC Intermodal LLC and TRAC Intermodal Corp., 11.000%, 8-15-19	5,365	6,130
Airlines – 0.5%		
United Continental Holdings, Inc. (GTD by United Air Lines, Inc.):		
8.000%, 7-15-24	1,017	1,020
6.000%, 7-15-26	1,500	1,290
6.000%, 7-15-28	1,500	1,264
		3,574
Alternative Carriers – 0.9%		
Level 3 Communications, Inc., 8.875%, 6-1-19	513	560
Level 3 Communications, Inc. and Level 3 Financing, Inc., 7.000%, 6-1-20	2,604	2,761
Level 3 Financing, Inc.:		
8.125%, 7-1-19	2,051	2,246
6.125%, 1-15-21 (C)	510	515
		6,082
Aluminum – 0.2%		
Wise Metals Group LLC, 8.750%, 12-15-18 (C)	1,606	1,690
Application Software – 0.3%		
ACI Worldwide, Inc., 6.375%, 8-15-20 (C)	1,813	1,895
Auto Parts & Equipment – 2.6%		
Affinia Group Intermediate Holdings Inc., 7.750%, 5-1-21	964	1,012
IDQ Acquisition Corp., 14.000%, 10-1-17 (C)(D) . .	2,110	2,152
IDQ Holdings, Inc., 11.500%, 4-1-17 (C)	4,021	4,182
Schaeffler Finance B.V., 4.750%, 5-15-21 (C)	772	770
Schaeffler Holding Finance B.V.:		
6.875%, 8-15-18 (C)(D) . . .	5,793	6,140

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Auto Parts & Equipment (Continued)		
6.875%, 8-15-18 (C)(D)(E) .	EUR2,330	$ 3,430
		17,686
Automobile Manufacturers – 0.3%		
General Motors Co.:		
4.875%, 10-2-23 (C) . . $	659	667
6.250%, 10-2-43 (C) . .	1,098	1,141
		1,808
Automotive Manufacturers – 0.2%		
Jaguar Land Rover plc, 5.625%, 2-1-23 (C) . .	1,458	1,458
Automotive Retail – 0.6%		
Sonic Automotive, Inc., 5.000%, 5-15-23	4,227	3,963
Banking – 0.2%		
Barclays plc, 8.250%, 12-29-49 (F) . .	1,009	1,042
Broadcasting – 1.5%		
Cumulus Media Inc., 7.750%, 5-1-19	3,645	3,845
WideOpenWest Finance, LLC and WideOpenWest CapitalCorp.:		
10.250%, 7-15-19 . . .	3,930	4,363
13.375%, 10-15-19 . .	1,584	1,833
		10,041
Building Products – 2.1%		
CPG Merger Sub LLC, 8.000%, 10-1-21 (C) . .	2,577	2,680
HD Supply, Inc.:		
7.500%, 7-15-20	2,072	2,233
11.500%, 7-15-20 . . .	4,116	4,913
Ply Gem Industries, Inc., 8.250%, 2-15-18 (C) . .	2,042	2,144
USG Corporation, 5.875%, 11-1-21 (C) . . .	2,772	2,883
		14,853
Cable & Satellite – 1.1%		
Cablevision Systems Corporation, 5.875%, 9-15-22	2,593	2,483
CCO Holdings, LLC and CCO Holdings Capital Corp., 5.750%, 1-15-24	2,129	2,012
DISH DBS Corporation:		
6.750%, 6-1-21	836	886
5.000%, 3-15-23	418	390
LYNX I Corp., 5.375%, 4-15-21 (C) . .	488	488
LYNX II Corp., 6.375%, 4-15-23 (C) . .	146	149
Nara Cable Funding Limited, 8.875%, 12-1-18 (C) . . .	321	345

High Income *(in thousands)* DECEMBER 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite (Continued)		
WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9-1-20 (C)	$ 673	$ 713
		7,466
Casinos & Gaming – 0.3%		
Chester Downs and Marina, LLC, 9.250%, 2-1-20 (C)	362	363
MCE Finance Limited, 5.000%, 2-15-21 (C)	1,906	1,858
		2,221
Commodity Chemicals – 0.7%		
Orion Engineered Carbons Holdings GmbH, 9.250%, 8-1-19 (C)(D)	4,333	4,528
Communications Equipment – 1.0%		
Eagle Midco, Inc., 9.000%, 6-15-18 (C)(D)	6,670	6,953
Construction Materials – 0.8%		
Headwaters Incorporated:		
7.250%, 1-15-19 (C)	910	935
7.625%, 4-1-19	640	690
Headwaters Incorporated, Convertible, 8.750%, 2-1-16	2,204	2,391
Hillman Group, Inc. (The), 10.875%, 6-1-18	1,407	1,520
		5,536
Consumer Finance – 3.0%		
Creditcorp, 12.000%, 7-15-18 (C)	3,878	3,839
General Motors Financial Company, Inc., 4.250%, 5-15-23 (C)	644	613
MISA Investments Limited, 8.625%, 8-15-18 (C)	3,092	3,200
Speedy Cash Intermediate Holdings Corp., 10.750%, 5-15-18 (C)	5,523	5,813
Speedy Group Holdings Corp., 12.000%, 11-15-17 (C)	986	1,025
TransUnion LLC and TransUnion Financing Corporation, 9.625%, 6-15-18 (D)	5,430	5,837
		20,327
Containers – 0.2%		
BOE Merger Corporation, 9.500%, 11-1-17 (C)(D)	1,609	1,710
Data Processing & Outsourced Services –1.2%		
Alliance Data Systems Corporation, 6.375%, 4-1-20 (C)	5,733	6,006

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Data Processing & Outsourced Services (Continued)		
Bankrate, Inc., 6.125%, 8-15-18 (C)	$ 1,986	$ 2,065
		8,071
Distillers & Vintners – 0.4%		
Constellation Brands, Inc.:		
3.750%, 5-1-21	856	805
4.250%, 5-1-23	1,970	1,837
		2,642
Distributors – 0.3%		
LKQ Corporation, 4.750%, 5-15-23 (C)	2,250	2,093
Diversified Banks – 0.5%		
Bank of America Corporation:		
8.000%, 12-29-49 (F)	2,950	3,268
8.125%, 12-29-49 (F)	426	477
		3,745
Diversified Capital Markets – 0.8%		
Patriot Merger Corp., 9.000%, 7-15-21 (C)	5,196	5,456
Diversified Metals & Mining – 1.1%		
American Gilsonite Holding Company, 11.500%, 9-1-17 (C)	1,905	1,829
Crystal Merger Sub, Inc., 7.625%, 10-15-21 (C)	489	520
FMG Resources Pty Ltd.:		
8.250%, 11-1-19 (C)	1,671	1,876
6.875%, 4-1-22 (C)	2,990	3,258
		7,483
Diversified Support Services – 0.3%		
Nexeo Solutions, LLC, 8.375%, 3-1-18	2,146	2,130
Education Services – 2.1%		
Laureate Education, Inc., 9.250%, 9-1-19 (C)	13,103	14,250
Electric Utilities – 0.3%		
Alliant Holdings, 7.875%, 12-15-20 (C)	2,202	2,312
Electronic Components – 0.4%		
WireCo WorldGroup Inc., 9.500%, 5-15-17	2,430	2,518
Electronic Manufacturing Services – 0.7%		
KEMET Corporation, 10.500%, 5-1-18	5,189	5,124
Finance – 2.9%		
Abengoa Finance SAU, 7.750%, 2-1-20 (C)	3,849	3,964
Stearns Holdings Inc., 9.375%, 8-15-20 (C)	4,038	4,119

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Finance (Continued)		
TMX Finance LLC and TitleMax Finance Corporation, 8.500%, 9-15-18 (C)	$ 7,121	$ 7,584
TransUnion Holding Company, Inc., 8.125%, 6-15-18 (D)	4,093	4,318
		19,985
Food Distributors – 4.3%		
Darling Escrow Corporation, 5.375%, 1-15-22 (C)	1,027	1,035
Hawk Acquisition Sub, Inc., 4.250%, 10-15-20 (C)	1,003	970
Michael Foods Holding, Inc., 8.500%, 7-15-18 (C)(D)	5,305	5,610
Simmons Foods, Inc., 10.500%, 11-1-17 (C)	5,341	5,675
Sun Merger Sub, Inc., 5.875%, 8-1-21 (C)	864	886
U.S. Foodservice, Inc., 8.500%, 6-30-19	8,086	8,854
Viskase Companies, Inc., 9.875%, 1-15-18 (C)	6,825	7,174
		30,204
Food Retail – 0.2%		
Pantry, Inc., (The), 8.375%, 8-1-20	1,100	1,169
Gaming – 1.5%		
Gateway Casinos & Entertainment Limited, 8.500%, 11-26-20 (C)(E)	CAD876	828
Isle of Capri Casinos, Inc., 5.875%, 3-15-21	$ 361	355
New Cotai, LLC and New Cotai Capital Corp., 10.625%, 5-1-19 (C)(D)	5,704	5,846
Pinnacle Entertainment, Inc. and PNK Finance Corp., 6.375%, 8-1-21 (C)	1,024	1,047
Wynn Macau, Limited, 5.250%, 10-15-21 (C)	2,511	2,514
		10,590
Health Care Equipment – 0.5%		
DJO Finance LLC and DJO Finance Corporation, 9.750%, 10-15-17	420	427
VWR Funding, Inc., 7.250%, 9-15-17	2,648	2,840
		3,267
Health Care Facilities – 3.0%		
Capsugel S.A., 7.000%, 5-15-19 (C)(D)	1,019	1,038

High Income *(in thousands)* DECEMBER 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Facilities (Continued)		
Chiron Merger Sub, Inc., 12.500%, 11-1-19	$ 811	$ 912
ConvaTec Finance International S.A., 8.250%, 1-15-19 (C)(D)	5,070	5,191
Physio-Control International, Inc., 9.875%, 1-15-19 (C)	1,028	1,151
Tenet Healthcare Corporation:		
6.750%, 2-1-20	1,408	1,443
6.000%, 10-1-20 (C)	1,928	2,012
8.125%, 4-1-22	4,821	5,196
6.875%, 11-15-31	3,993	3,474
		20,417
Health Care Services – 1.5%		
MedImpact Holdings, Inc., 10.500%, 2-1-18 (C)	5,540	6,080
Truven Health Analytics, 10.625%, 6-1-20	4,000	4,525
		10,605
Health Care Supply – 0.1%		
Alere Inc., 6.500%, 6-15-20	693	709
Home Furnishings – 0.6%		
Empire Today, LLC and Empire Today Finance Corp., 11.375%, 2-1-17 (C)	4,026	4,006
Hotels & Gaming – 1.0%		
Hilton Worldwide Finance, LLC, 5.625%, 10-15-21 (C)	6,568	6,814
Hotels, Resorts & Cruise Lines – 0.3%		
Ryman Hospitality Properties, Inc., 5.000%, 4-15-21	1,898	1,874
Industrial – Other – 0.1%		
MasTec, Inc., 4.875%, 3-15-23	837	791
Industrial Conglomerates – 0.4%		
WESCO Distribution, Inc., 5.375%, 12-15-21 (C)	2,424	2,424
Industrial Machinery – 0.2%		
Dynacast International LLC and Dynacast Finance Inc., 9.250%, 7-15-19	941	1,037
Internet Software & Services – 0.1%		
IAC/InterActiveCorp, 4.750%, 12-15-22	743	693
Investment Banking & Brokerage – 0.3%		
GFI Group Inc., 9.625%, 7-19-18	1,735	1,800
IT Consulting & Other Services – 0.6%		
Flextronics International Ltd., 5.000%, 2-15-23	$3,082	$ 2,889
SRA International, Inc. and Sterling Merger, Inc., 11.000%, 10-1-19	1,089	1,133
		4,022
Leasing – 0.3%		
Flexi-Van Leasing, Inc., 7.875%, 8-15-18 (C)	1,881	1,994
Leisure Facilities – 1.1%		
Palace Entertainment Holdings, LLC, 8.875%, 4-15-17 (C)	2,742	2,742
Regal Entertainment Group, 5.750%, 2-1-25	3,505	3,304
Viking Cruises, Ltd., 8.500%, 10-15-22 (C)	1,110	1,254
		7,300
Metal & Glass Containers – 1.8%		
BlueScope Steel (Finance) Limited and BlueScope Steel Finance (USA) LLC, 7.125%, 5-1-18 (C)	2,746	2,876
BOE Intermediate Holding Corporation, 9.000%, 11-1-17 (C)(D)	1,844	1,923
Consolidated Container Company LLC and Consolidated Container Capital, Inc., 10.125%, 7-15-20 (C)	6,579	7,006
		11,805
Movies & Entertainment – 1.1%		
AMC Entertainment Holdings, Inc., 9.750%, 12-1-20	4,936	5,646
Carmike Cinemas, Inc., 7.375%, 5-15-19	1,813	1,976
		7,622
Oil & Gas Equipment & Services – 0.5%		
Brand Energy & Infrastructure Services, 8.500%, 12-1-21 (C)	2,164	2,199
Global Geophysical Services, Inc., 10.500%, 5-1-17	1,780	1,336
		3,535
Oil & Gas Exploration & Production – 0.4%		
Chesapeake Energy Corporation, 5.750%, 3-15-23	1,506	1,551
Sabine Pass Liquefaction, LLC:		
5.625%, 2-1-21 (C)	1,010	987
5.625%, 4-15-23 (C)	359	336
		2,874
Oil & Gas Refining & Marketing – 3.2%		
Energy Partners Ltd., 8.250%, 2-15-18	$4,122	$ 4,431
EP Energy, 9.375%, 5-1-20	986	1,138
EP Energy LLC and Everest Acquisition Finance Inc., 7.750%, 9-1-22	336	376
Offshore Drilling Holding S.A., 8.375%, 9-20-20 (C)	5,070	5,400
Offshore Group Investment Limited:		
7.500%, 11-1-19	2,850	3,099
7.125%, 4-1-23	1,858	1,895
Samson Investment Company, 10.500%, 2-15-20 (C)(F)	1,964	2,141
Shelf Drilling Holdings, Ltd., 8.625%, 11-1-18 (C)	2,827	3,053
		21,533
Oil Services – 1.2%		
Foresight Energy LLC and Foresight Energy Finance Corporation, 7.875%, 8-15-21 (C)	2,203	2,264
SESI, LLC, 7.125%, 12-15-21	3,004	3,349
Whiting Petroleum Corporation:		
5.000%, 3-15-19	1,201	1,228
5.750%, 3-15-21	1,569	1,624
		8,465
Packaged Foods & Meats – 0.3%		
Bumble Bee Foods, LLC, 9.625%, 3-15-18 (C)(D)	2,175	2,295
Paper & Forest Products – 0.2%		
Exopack Holdings S.A., 7.875%, 11-1-19 (C)	610	622
Neenah Paper, Inc., 5.250%, 5-15-21 (C)	1,000	973
		1,595
Paper Packaging – 0.9%		
Beverage Packaging Holdings II Issuer Inc. and Beverage Packaging Holdings (Luxembourg) II S.A.:		
5.625%, 12-15-16 (C)	1,819	1,855
6.000%, 6-15-17 (C)	790	800
Reynolds Group Holdings Limited:		
9.000%, 4-15-19	2,880	3,089
8.250%, 2-15-21	280	299
		6,043
Pharmaceuticals – 1.2%		
Forest Laboratories, Inc., 5.000%, 12-15-21 (C)	6,311	6,334

High Income *(in thousands)* DECEMBER 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals (Continued)		
Salix Pharmaceuticals, Ltd., 6.000%, 1-15-21 (C)	$ 2,148	$ 2,202
		8,536
Precious Metals & Minerals – 0.3%		
Prince Mineral Holding Corp, 11.500%, 12-15-19 (C)	1,792	1,994
Property & Casualty Insurance – 0.5%		
Onex USI Acquisition Corp., 7.750%, 1-15-21 (C)	3,216	3,288
Real Estate Investment Trust – 0.1%		
CBRE Services, Inc., 5.000%, 3-15-23	1,053	1,012
Restaurants – 1.1%		
Carrols Restaurant Group, Inc., 11.250%, 5-15-18	537	609
Dave & Buster's, Inc., 0.000%, 2-15-16 (C)(G)	8,280	6,790
NPC International, Inc., 10.500%, 1-15-20	438	506
		7,905
Retail Stores – 4.8%		
Bon-Ton Stores, Inc. (The), 8.000%, 6-15-21	4,274	4,306
Central Garden & Pet Company, 8.250%, 3-1-18	2,492	2,423
Chinos Intermediate Holdings A, Inc., 7.750%, 5-1-19 (C)(D)	1,535	1,570
Hot Topic, Inc., 9.250%, 6-15-21 (C)	1,445	1,514
Jo-Ann Stores Holdings, Inc., 9.750%, 10-15-19 (C)(D)	11,277	11,798
Jo-Ann Stores, Inc., 8.125%, 3-15-19 (C)	205	214
Michaels FinCo Holdings, LLC, 7.500%, 8-1-18 (C)(D)	6,348	6,602
Neiman Marcus Group LTD Inc., 8.000%, 10-15-21 (C)	1,604	1,676
PC Nextco Holdings, LLC and PC Nextco Finance, Inc., 8.750%, 8-15-19 (C)(D)	1,492	1,531
PETCO Holdings Inc, 8.500%, 10-15-17 (C)(D)	1,891	1,929
		33,563
Satellite – 0.4%		
Sirius XM Radio Inc.:		
5.875%, 10-1-20 (C)	1,960	1,999
4.625%, 5-15-23 (C)	936	847
		2,846

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Semiconductor Equipment – 0.0%		
Photronics, Inc., Convertible, 3.250%, 4-1-16	$ 170	$ 195
Specialized Consumer Services – 2.7%		
Ancestry.com Holdings LLC, 9.625%, 10-15-18 (C)(D)	1,072	1,110
B-Corp Merger Sub, Inc., 8.250%, 6-1-19	6,528	6,511
Carlson Wagonlit B.V.:		
6.875%, 6-15-19 (C)	3,243	3,364
7.500%, 6-15-19 (C)(E)	EUR1,787	2,655
Emdeon, Inc., 11.000%, 12-31-19	$ 2,204	2,546
Nielsen Finance, 5.500%, 10-1-21 (C)	2,871	2,914
		19,100
Specialized Finance – 0.9%		
CNG Holdings, Inc., 9.375%, 5-15-20 (C)	385	354
Consolidated Communications Finance Co., 10.875%, 6-1-20	1,710	1,971
International Lease Finance Corporation:		
5.875%, 4-1-19	815	868
4.625%, 4-15-21	286	273
5.875%, 8-15-22	1,234	1,231
WM Holdings Finance Corp., 13.750%, 10-1-19	1,495	1,779
		6,476
Specialized REITs – 1.0%		
CNL Lifestyles Properties, Inc., 7.250%, 4-15-19	6,671	6,871
Specialty Stores – 0.9%		
New Academy Finance Co LLC, 8.000%, 6-15-18 (C)(D)	3,274	3,356
Spencer Spirit Holdings, Inc., 9.000%, 5-1-18 (C)(D)	2,920	2,971
		6,327
Steel – 0.1%		
Severstal Columbus LLC, 10.250%, 2-15-18	720	763
Technology – 1.1%		
Artesyn Escrow, Inc., 9.750%, 10-15-20 (C)	1,477	1,551
J2 Global, Inc., 8.000%, 8-1-20	1,502	1,622

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Technology (Continued)		
NCR Escrow Corp.:		
5.875%, 12-15-21 (C)	$1,759	$ 1,792
6.375%, 12-15-23 (C)	1,656	1,691
Trulia, Inc., Convertible, 2.750%, 12-15-20 (C)	103	125
VeriSign, Inc., 4.625%, 5-1-23	760	726
		7,507
Technology Distributors – 0.9%		
Sophia, L.P. and Sophia Finance, Inc.:		
9.625%, 12-1-18 (C)(D)	2,544	2,620
9.750%, 1-15-19 (C)	3,215	3,561
		6,181
Telecommunications – 0.0%		
Windstream Corp., 7.750%, 10-15-20	283	300
Textiles – 0.3%		
Quiksilver, Inc. and QS Wholesale, Inc.:		
7.875%, 8-1-18 (C)	712	773
10.000%, 8-1-20	950	1,073
		1,846
Thrifts & Mortgage Finance – 0.7%		
Provident Funding Associates, L.P. and PFG Finance Corp.:		
10.125%, 2-15-19 (C)	495	540
6.750%, 6-15-21 (C)	4,573	4,550
		5,090
Tobacco – 0.6%		
Prestige Brands, Inc., 5.375%, 12-15-21 (C)	2,358	2,381
Sun Products Corporation, 7.750%, 3-15-21 (C)	1,853	1,631
		4,012
Wireless – 2.6%		
Sprint Corporation:		
7.250%, 9-15-21 (C)	2,137	2,295
7.875%, 9-15-23 (C)	2,137	2,297
7.125%, 6-15-24 (C)	7,811	7,928
T-Mobile USA, Inc.:		
6.464%, 4-28-19	980	1,041
6.542%, 4-28-20	980	1,044
6.633%, 4-28-21	492	519
6.125%, 1-15-22	791	805
6.731%, 4-28-22	196	204
6.836%, 4-28-23	196	203
6.500%, 1-15-24	1,091	1,105
		17,441
Wireless Telecommunication Service – 0.3%		
Digicel Group Limited, 8.250%, 9-30-20 (C)	2,313	2,397
TOTAL CORPORATE DEBT SECURITIES – 76.5%		**$526,473**

(Cost: $510,420)

High Income *(in thousands)* DECEMBER 31, 2013

LOANS	Principal	Value
Apparel Retail – 0.8%		
True Religion Apparel, Inc.:		
5.875%, 7-29-19 (F)	$ 4,388	$ 4,161
11.000%, 1-29-20 (F)	1,339	1,279
		5,440
Application Software – 2.3%		
Misys plc and Magic Newco, LLC:		
0.000%, 6-12-19 (F)	2,181	2,500
12.000%, 6-12-19 (F)	10,973	12,578
		15,078
Auto Parts & Equipment – 0.2%		
Direct ChassisLink, Inc., 8.500%, 11-7-19 (F)	1,228	1,227
Casinos & Gaming – 0.2%		
Centaur Acquisition, LLC, 8.750%, 1-31-20 (F)	675	692
Gateway Casinos & Entertainment Ltd.:		
5.647%, 11-4-19 (E)(F)	CAD973	913
6.250%, 11-4-19 (E)(F)	2	2
		1,607
Chemicals – 0.2%		
AI Chem & Cy S.C.A., 8.250%, 3-12-20 (F)	$ 1,231	1,261
Construction Materials – 0.6%		
Continental Building Products, LLC:		
4.750%, 8-15-20 (F)	2,705	2,704
8.750%, 2-15-21 (F)	1,410	1,410
		4,114
Diversified Support Services – 1.6%		
Advantage Sales & Marketing, Inc., 8.250%, 6-18-18 (F)	4,890	4,942
Brickman Group, Ltd. (The):		
0.000%, 12-11-20 (F)	1,541	1,547
0.000%, 12-11-21 (F)	513	524
Omnitracs, Inc.:		
0.000%, 10-29-20 (F)	705	705
0.000%, 4-29-21 (F)	470	470
Sprint Industrial Holdings, LLC:		
7.000%, 4-23-19 (F)	2,181	2,197
11.250%, 4-23-19 (F)	1,222	1,228
		11,613
Environmental & Facilities Services – 0.1%		
Filtration Group Corporation, 0.000%, 11-15-21 (F)	409	418
Food Distributors – 0.2%		
Performance Food Group, Inc., 6.250%, 11-17-19 (F)	1,705	1,713

LOANS (Continued)	Principal	Value
Food Retail – 0.5%		
Focus Brands, Inc.: 10.250%, 8-21-18 (F)	$2,837	$2,887
General Merchandise Stores – 0.9%		
BJ's Wholesale Club, Inc.:		
4.500%, 9-26-19 (F)	2,024	2,034
0.000%, 3-31-20 (F)	1,024	1,043
8.500%, 3-31-20 (F)	1,793	1,827
Hudson's Bay Company, 8.250%, 10-7-21 (F)	1,129	1,166
		6,070
Health Care Supplies – 0.6%		
Sage Products Holdings III, LLC, 9.250%, 6-13-20 (F)	3,952	4,032
Health Care Technology – 1.0%		
Carestream Health, Inc., 9.500%, 12-5-19 (F)	3,544	3,605
Merge Healthcare, Inc., 6.000%, 4-1-19 (F)	1,591	1,479
Vitera Healthcare Solutions, LLC:		
6.000%, 10-4-20 (F)	1,275	1,269
9.250%, 10-4-21 (F)	765	769
		7,122
Hotels & Gaming – 0.6%		
Hilton Worldwide Finance, LLC, 3.750%, 9-23-20 (F)	3,947	3,977
Hotels, Resorts & Cruise Lines – 0.5%		
Four Seasons Hotels Limited, 6.250%, 12-13-20 (F)	3,071	3,140
Independent Power Producers & Energy Traders – 0.6%		
Alinta Energy Finance PTY Limited:		
6.375%, 8-7-19 (F)	2,058	2,060
0.000%, 8-13-19 (F)	135	135
Texas Competitive Electric Holdings Company, LLC:		
4.668%, 10-10-17 (F)	410	283
4.739%, 10-10-17 (F)	2,881	1,989
		4,467
Industrial Conglomerates – 0.6%		
Crosby Worldwide Limited:		
4.000%, 11-7-20 (F)	1,023	1,023
7.000%, 11-7-21 (F)	2,768	2,808
		3,831
Internet Software & Services – 0.1%		
W3 Co., 9.250%, 8-21-20 (F)	892	896
IT Consulting & Other Services – 1.4%		
Active Network, Inc. (The):		
5.500%, 11-7-20 (F)	2,460	2,469
9.500%, 11-7-21 (F)	2,583	2,622

LOANS (Continued)	Principal	Value
IT Consulting & Other Services (Continued)		
Digital Insight Corporation:		
4.750%, 10-11-19 (F)	$ 341	$ 341
8.750%, 10-11-20 (F)	146	149
Triple Point Group Holdings, Inc.:		
5.250%, 7-11-20 (F)	3,285	2,924
9.250%, 7-11-21 (F)	1,736	1,458
		9,963
Leisure Facilities – 0.2%		
Northfield Park Associates LLC:		
0.000%, 11-9-18 (F)	1,174	1,180
9.000%, 11-9-18 (F)	457	459
		1,639
Metal & Glass Containers – 0.9%		
Evergreen Tank Solution, Inc., 9.500%, 9-11-18 (F)	2,212	2,201
KIK Custom Products, Inc.:		
0.000%, 5-23-19 (F)	2,455	2,415
0.000%, 11-17-19 (F)	1,087	1,092
0.000%, 11-23-19 (F)	400	402
		6,110
Movies & Entertainment – 1.0%		
Formula One Holdings Ltd. and Alpha Topco Limited, 9.250%, 10-16-19 (F)	5,642	5,874
Yonkers Racing Corporation, 8.750%, 7-22-20 (F)	1,324	1,311
		7,185
Oil & Gas Exploration & Production – 0.5%		
Chesapeake Energy Corporation, 5.750%, 12-2-17 (F)	2,589	2,641
Sabine Oil & Gas LLC, 8.750%, 12-31-18 (F)	843	850
		3,491
Oil & Gas Refining & Marketing – 1.7%		
Fieldwood Energy, LLC, 8.375%, 9-30-20 (F)	5,901	6,018
Samson Investment Company, 5.000%, 9-25-18 (F)	1,116	1,119
Shelf Drilling Midco, Ltd., 10.000%, 10-7-18 (F)	4,713	4,772
		11,909
Oil & Gas Storage & Transportation – 0.3%		
Bowie Resources Holdings, LLC:		
6.750%, 8-9-20 (F)	1,085	1,088
11.750%, 2-15-21 (F)	1,099	1,072
		2,160
Paper Packaging – 0.4%		
FPC Holdings, Inc., 9.250%, 5-16-20 (F)	1,740	1,654
Ranpak Corp., 8.500%, 4-10-20 (F)	1,358	1,392
		3,046

High Income *(in thousands)* DECEMBER 31, 2013

LOANS (Continued)	Principal	Value
Research & Consulting Services – 0.7%		
AlixPartners, LLP, 9.000%, 7-2-21 (D)(F)	$1,489	$ 1,516
Larchmont Resources, LLC, 8.250%, 8-1-19 (F)	3,202	3,242
		4,758
Retail Stores – 0.5%		
Neiman Marcus Group LTD Inc., 5.000%, 10-18-20 (F)	3,515	3,556
Specialized Finance – 0.3%		
Orchard Acquisition Company, LLC, 7.000%, 2-4-19 (F)	1,958	1,978
Specialty Chemicals – 0.2%		
Chromaflo Technologies Corporation:		
4.500%, 11-20-19 (F)	492	492
8.250%, 5-20-20 (F)	934	938
		1,430
TOTAL LOANS – 19.7%		**$136,118**
(Cost: $134,511)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.2%		
Clorox Company (The), 0.260%, 1-15-14 (H)	$1,500	$ 1,500
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 0.270%, 2-10-14 (H)	7,500	7,498
Virginia Electric and Power Company, 0.270%, 1-21-14 (H)	6,500	6,499
		15,497
Master Note – 0.5%		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (I)	$3,217	$ 3,217
TOTAL SHORT-TERM SECURITIES – 2.7%		**$ 18,714**
(Cost: $18,714)		
TOTAL INVESTMENT SECURITIES – 99.7%		**$687,331**
(Cost: $668,328)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		**1,960**
NET ASSETS – 100.0%		**$689,291**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Warrants entitle the Portfolio to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2013, the total value of these securities amounted to $334,283 or 48.6% of net assets.

(D)Payment-in-kind bonds.

(E)Principal amounts are denominated in the indicated foreign currency, where applicable (CAD – Canadian Dollar and EUR – Euro).

(F)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013.

(G)Zero coupon bond.

(H)Rate shown is the yield to maturity at December 31, 2013.

(I)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at December 31, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Morgan Stanley International	4,364	1-27-14	$—	$125

High Income *(in thousands)* DECEMBER 31, 2013

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$4,182	$ —	$ 49
Preferred Stocks	1,645	—	—
Warrants	—	—	150
Corporate Debt Securities	—	511,187	15,286
Loans	—	95,201	40,917
Short-Term Securities	—	18,714	—
Total	$5,827	$625,102	$56,402
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 125	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Warrants	Corporate Debt Securities	Loans
Beginning Balance 1-1-13	$ —	$ 36	$ —	$19,751
Net realized gain (loss)	—	—	—	41
Net change in unrealized appreciation (depreciation)	(13)	114	709	159
Purchases	62	—	11,713	31,888
Sales	—	—	—	(6,570)
Amortization/Accretion of premium/discount	—	—	(14)	17
Transfers into Level 3 during the period	—	—	2,878	547
Transfers out of Level 3 during the period	—	—	—	(4,916)
Ending Balance 12-31-13	$ 49	$150	$15,286	$40,917
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 12-31-13	$(13)	$114	$ 709	$ 234

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. There were no transfers between Levels 1 and 2 during the period ended December 31, 2013.

Information about Level 3 fair value measurements:

	Fair Value at 12-31-13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$ 49	Broker	Broker quotes
Warrants	150	Broker	Broker quotes
Corporate Debt Securities	15,286	Third-party valuation service	Broker quotes
Loans	40,917	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



John C. Maxwell

Below, John C. Maxwell, CFA, portfolio manager of Ivy Funds VIP International Core Equity, discusses positioning, performance and results for the fiscal year ended December 31, 2013. Mr. Maxwell has managed the Portfolio since May 2009 and has 21 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2013	
Ivy Funds VIP International Core Equity	24.91%
Benchmark(s) and/or Lipper Category	
MSCI EAFE Index (generally reflects the performance of securities in Europe, Australasia and the Far East)	22.78%
Lipper Variable Annuity International Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	20.61%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

International markets posted another solid year

For the fourth year in the last five, international markets delivered solid positive returns and the Portfolio did the same, outperforming its benchmark index by more than 200 basis points. Throughout the year, the Portfolio's sector allocation and stock selection drove the strong performance despite favoring stable over cyclical stocks. As we have said for more than a year, in the medium term, we seek to be less reactive to gyrations of economic data and focus our stock selection on what we believe to be well-positioned, undervalued or reasonably priced companies with solid opportunities for growth.

From a geographic standpoint, one of the largest detractors to performance was investing approximately 8% of the Portfolio directly in emerging markets, which significantly underperformed the benchmark for the third year in a row. We still believe this allocation is appropriate, and we will continue to look for opportunities in the emerging-market universe. In our view, emerging-market stocks represent one of the few asset classes that appear to be undervalued. Within the developed market, Japan and Europe were standout performers and the Portfolio benefited from relatively strong market growth and good stock selection in those regions.

From a sector standpoint, an underweight allocation to materials accompanied by strong stock selection in consumer discretionary, information technology and industrials drove performance. On the other hand, the Portfolio's energy allocation disappointed. Poor stock selection and the Portfolio's overweight position to the relatively poor-performing sector detracted.

Another year of easy money

Other than the continuation of extremely accommodative monetary policy, politically speaking, it was a relatively uneventful year. That said, the global economy did experience change. Political hardships, such as the financial crisis in Cyprus and inconclusive election results in Italy, were a drag on performance early in the year. In September, the reelection of German Chancellor Angela Merkel was positive for stocks and for European stability. In the U.K., the government reignited its economy through a house lending scheme and in China, the new government vowed to diminish corruption and seek a more market-oriented economy. While we believe Chinese reform should be good for the economy and market over the long term, in the short to medium term, it appears to be creating a lot of uncertainty and poor market performance. In Japan, the new Abe administration successfully deflated its currency through aggressive monetary easing, which drove an economic and market rebound; however, its economic reforms remain unclear.

The Federal Reserve's (Fed) threat to taper or reduce the amount of monthly bond purchases under the Quantitative Easing 3 (QE3) program in late May threw the global markets into a tailspin. From Chairman Bernanke's late-May suggestion to taper till the early summer performance lows, the Portfolio's benchmark corrected approximately 10%. Emerging markets were harder hit. For example, Brazil's market experienced more than a 25% correction in six weeks. Expectations were for tapering to commence in September; however, when tapering did not start, the markets responded positively. Currently, the Fed's plan is to reduce bond purchases from $85 billion to $75 billion in January 2014. A little more than five years after the global financial crisis, the U.S. will attempt to start reducing the easy money again. Only time will tell if the economy will let us move to a more normal monetary policy.

Actions in the Portfolio during the year

Through the year, we maintained a very stable outlook and believe we were disciplined in not overreacting to short term macroeconomic swings. Generally speaking, we managed the Portfolio with an overweight allocation to defensive sectors relative to cyclical sectors. In addition, we generally maintained 3% to 5% cash during the year. As the market multiple rose, we became more inclined to add reasonably priced growth stocks rather than relative value stocks.

As the year progressed, we reduced our sector weighting in industrials on slower economic growth coupled with rising competition from emerging markets — characteristics that are typically likely to negatively impact stock prices. We also reduced our weighting in telecommunication services where stocks experienced an enormous rerating increase last year and were, we think, inflated relative to fundamentals. Our largest increase was to the financial sector where we found opportunities we believe should benefit from rising equity markets and steepening yield curves. Along the same theme, our largest overweight is in the information technology sector where we are finding stocks we believe have strong secular growth drivers.

From a geographic standpoint, we added to emerging-market stocks in the summer shortly after the Fed's taper scare. At fiscal year-end, the Portfolio had approximately 11% invested directly in emerging-market stocks compared to approximately 6% during the second quarter of 2013. In our view, emerging-market equities are currently out of favor after three years of underperformance, but we believe there is a very appealing mix of both value- and growth-oriented opportunities in developing markets. In Japan, we began the year with a higher-than-normal weighting of approximately 17% and maintained that allocation throughout the year. Generally speaking, we believe the Abe administration will be equity friendly. In Australia, we maintained an underweight position — we do not see much opportunity for growth and, in our view, the relative valuation story remains unattractive.

As we ended the year, there was increasing talk of synchronized, accelerated global economic growth. While we agree, we believe it is already reflected in stocks as share prices in 2013 appreciated much more than earnings grew. Additionally, we do not expect major upside surprise in economic growth, but we do expect to outpace the relatively slow growth of 2013. All in all, the economic outlook for 2014 is for continued slow-to-moderate growth.

In this environment, we will continue to position the Portfolio based on our long-term outlook of continued slow growth. We believe it is unlikely that we will get a robust, self-sustaining economic cycle. If that were to occur, we think heavily indebted governments would rapidly tighten the extremely loose monetary policy now in place, which could offset the benefits to equity valuations.

We expect to keep the Portfolio in a slightly defensive position, and we will continue to seek investments in reasonably priced companies that are less dependent on economic growth. Through the past fiscal year, our key themes did not change. We continue to seek exposure to:

• Disproportionate growth of emerging-market consumers, particularly in the Asia-Pacific region;

• Strong growth in infrastructure;

• Strong and believable dividend yields;

• Stocks that we think will benefit from increased merger and acquisition activity.

Outlook

We believe global economic growth is fragile but showing positive momentum with global monetary policy extremely aggressive, though having peaked in the U.S. and the U.K. We think improvement in economic growth will eventually lead to tighter monetary and, to a lesser extent, fiscal policy in the advanced economies. In our opinion, the slower economic growth since 2008 is likely as good as we can expect today, with greater downside than upside risks.

We think relative valuation remains supportive for international equities, while absolute valuations are no longer attractive. Equities are trading at levels above their historic averages (over the last 25 years), while bonds are trading at a significant premium. That said, in most markets 10-year bonds traded off through the quarter while equities appreciated, reducing the relative attractiveness of equities. This year, for the first time since the downturn, we saw money flow from bonds to equities — driving equity market performance. We think the multiple expansion phase of the market has passed, and fundamentals and earnings growth will be the leading drivers of equity performance going forward.

For the long term, we believe emerging middle-class populations in countries including China, India, Russia and Brazil will continue to work toward higher standards of living. This will require vast infrastructure and increasingly productive economies. We think these trends will drive the stocks of consumer-facing and infrastructure companies that serve these markets. As always, we will continue to buy stocks in companies that demonstrate strong cash generation, less leveraged balance sheets and what we consider solid opportunities for growth.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Funds VIP International Core Equity.

Asset Allocation

Stocks	**96.4%**
Financials	19.9%
Consumer Discretionary	13.1%
Information Technology	12.6%
Consumer Staples	12.4%
Health Care	11.8%
Energy	9.4%
Telecommunication Services	6.3%
Industrials	5.6%
Materials	4.2%
Utilities	1.1%
Cash and Cash Equivalents	**3.6%**

Country Weightings

Europe	**57.3%**
United Kingdom	19.7%
France	11.8%
Germany	7.8%
Switzerland	4.8%
Other Europe	13.2%
Pacific Basin	**30.0%**
Japan	17.0%
China	3.8%
Australia	3.7%
Other Pacific Basin	5.5%
North America	**4.2%**
South America	**3.2%**
Other	**1.7%**
Cash and Cash Equivalents	**3.6%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Shire plc	United Kingdom	Health Care	Pharmaceuticals
Total S.A.	France	Energy	Integrated Oil & Gas
Royal Dutch Shell plc, Class A	United Kingdom	Energy	Integrated Oil & Gas
DaimlerChrysler AG, Registered Shares	Germany	Consumer Discretionary	Automobile Manufacturers
GlaxoSmithKline plc	United Kingdom	Health Care	Pharmaceuticals
ING Groep N.V., Certicaaten Van Aandelen	Netherlands	Financials	Other Diversified Financial Services
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
Cheung Kong (Holdings) Limited	Hong Kong	Financials	Real Estate Development
Teva Pharmaceutical Industries Limited, ADR	Israel	Health Care	Pharmaceuticals

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.



| | International Core Equity[1] . . . . | $21,363 |
| | MSCI EAFE Index. . . . . | $19,511 |

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-13	24.91%
5-year period ended 12-31-13	13.76%
10-year period ended 12-31-13	7.89%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Advantus International Stock Portfolio was reorganized as Ivy Funds VIP International Core Equity (formerly W&R Target International Value Portfolio) on September 22, 2003. Performance shown for the period prior to this date is the performance of the Advantus International Stock Portfolio. This performance has not been restated to reflect the expenses of Ivy Funds VIP International Core Equity. If those expenses were reflected, performance of Ivy Funds VIP International Core Equity would differ.

International Core Equity (in thousands) DECEMBER 31, 2013

COMMON STOCKS	Shares	Value
Australia – 3.7%		
Amcor Limited	847	$ 7,981
Amcor Limited (A)	—*	—*
Stockland Corporation Limited	2,459	7,925
Telstra Corporation Limited, ADR	1,878	8,804
		24,710
Belgium – 1.2%		
Anheuser-Busch InBev S.A., ADR	75	7,957
Brazil – 3.2%		
BRMalls Participacoes S.A.	686	4,959
Hypermarcas S.A.	1,114	8,331
TIM Participacoes S.A.	1,322	6,909
TIM Participacoes S.A., ADR	37	973
		21,172
China – 3.8%		
Baidu.com, Inc., ADR (A)	47	8,424
China Construction Bank Corporation	12,222	9,221
China Unicom Limited	5,470	8,183
		25,828
Denmark – 1.3%		
TDC A/S	893	8,664
Finland – 1.1%		
Nokia OYJ	905	7,249
France – 11.8%		
Bouygues SA	182	6,868
Cap Gemini S.A.	132	8,893
European Aeronautic Defence and Space Company	134	10,302
Gaz de France	311	7,314
Publicis Groupe S.A. (A)	105	9,605
Remy Cointreau S.A.	81	6,822
Total S.A.	297	18,225
TOTAL S.A. (B)	17	1,070
Vinci	159	10,441
		79,540
Germany – 7.8%		
Bayer AG	76	10,635
DaimlerChrysler AG, Registered Shares	179	15,453
Deutsche Bank AG	150	7,141
Dialog Semiconductor plc (A)	108	2,320
Fresenius SE & Co. KGaA	63	9,721
SAP AG	87	7,449
		52,719
Hong Kong – 1.9%		
Cheung Kong (Holdings) Limited	788	12,438
Israel – 1.7%		
Teva Pharmaceutical Industries Limited, ADR	290	11,633
Japan – 17.0%		
Asahi Breweries, Ltd.	311	$ 8,756
Chiyoda Corporation	676	9,796
Fuji Media Holdings, Inc.	313	6,384
Honda Motor Co., Ltd.	240	9,851
Inpex Corp	613	7,848
Isuzu Motors Limited	1,183	7,346
Millea Holdings, Inc.	225	7,520
Mizuho Financial Group, Inc.	3,474	7,521
Nissin Kogyo Co., Ltd.	489	10,350
Shin-Etsu Chemical Co., Ltd.	130	7,597
Softbank Corp.	97	8,474
Sumitomo Mitsui Trust Holdings, Inc.	1,663	8,749
Tokyo Electron Limited	133	7,285
Yahoo Japan Corporation	1,267	7,037
		114,514
Luxembourg – 1.5%		
Acergy S.A.	543	10,401
Mexico – 1.2%		
Grupo Financiero Banorte, S.A.B. de C.V.	1,127	7,884
Netherlands – 3.4%		
ING Groep N.V., Certicaaten Van Aandelen (A)	1,097	15,239
Koninklijke Ahold N.V.	421	7,557
		22,796
Singapore – 1.2%		
United Overseas Bank Limited	468	7,877
South Korea – 2.4%		
Hyundai Mobis (A)	29	7,960
Samsung Electronics Co., Ltd.	6	8,386
		16,346
Spain – 2.6%		
Amadeus IT Holding, S.A.	192	8,221
CaixaBank, S.A.	995	5,187
CaixaBank, S.A. (B)	751	3,912
		17,320
Sweden – 2.1%		
Investor AB, B Shares	316	10,889
Swedish Match AB	106	3,391
		14,280
Switzerland – 4.8%		
Credit Suisse Group AG, Registered Shares	211	6,443
Credit Suisse Group, ADR	36	1,112
Nestle S.A., Registered Shares	203	14,854
Novartis AG, Registered Shares	120	9,556
		31,965
United Kingdom – 19.7%		
Burberry Group plc	349	$ 8,757
GlaxoSmithKline plc	578	15,423
Kingfisher plc	1,208	7,694
Merlin Entertainments plc (A)(B)	948	5,611
Petrofac Limited	400	8,101
Prudential plc	410	9,087
Reckitt Benckiser Group plc	94	7,467
Rio Tinto plc	225	12,705
Royal Dutch Shell plc, Class A	500	17,805
SABMiller plc	150	7,701
Shire plc	467	22,043
Unilever plc	248	10,174
		132,568
United States – 3.0%		
Cognizant Technology Solutions Corporation, Class A (A)	97	9,836
Yahoo! Inc. (A)	249	10,087
		19,923
TOTAL COMMON STOCKS – 96.4%		**$647,784**
(Cost: $554,183)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 3.1%		
Danaher Corporation, 0.110%, 1-17-14 (C)	$4,000	4,000
International Business Machines Corporation, 0.030%, 1-22-14 (C)	5,000	5,000
McCormick & Co. Inc., 0.100%, 1-2-14 (C)	3,000	3,000
Unilever Capital Corporation (GTD by Unilever N.V.), 0.020%, 1-3-14 (C)	3,598	3,598
Wal-Mart Stores, Inc., 0.070%, 1-9-14 (C)	5,000	5,000
		20,598
Master Note – 0.3%		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (D)	2,045	2,045
TOTAL SHORT-TERM SECURITIES – 3.4%		**$ 22,643**
(Cost: $22,643)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$670,427**
(Cost: $576,826)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**1,648**
NET ASSETS – 100.0%		**$672,075**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2013, the total value of these securities amounted to $10,593 or 1.6% of net assets.

(C) Rate shown is the yield to maturity at December 31, 2013.

(D) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at December 31, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Barclays Capital, Inc.	37,300	1-27-14	$ —	$1,143
Sell	Japanese Yen	Barclays Capital, Inc.	3,152,000	1-27-14	1,286	—
					$1,286	$1,143

The following written options were outstanding at December 31, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Dialog Semiconductor plc	Bank of America N.A.	Call	180	January 2014	EUR14.84	$ 8	$ (24)
	Barclays Bank plc	Call	180	January 2014	14.97	7	(21)
	Barclays Bank plc	Call	180	January 2014	15.00	9	(27)
	Barclays Bank plc	Call	180	January 2014	15.10	8	(19)
	Bank of America N.A.	Call	180	January 2014	15.13	8	(19)
Nissin Kogyo Co., Ltd.	Goldman Sachs International	Call	25,000	January 2014	JPY2,209.10	5	(9)
	Goldman Sachs International	Call	25,000	January 2014	2,217.71	5	(8)
	Goldman Sachs International	Call	25,000	January 2014	2,234.72	6	(9)
	Goldman Sachs International	Call	250	January 2014	2,230.00	7	(13)
						$63	$(149)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$647,784	$ —	$ —
Short-Term Securities	—	22,643	—
Total	$647,784	$22,643	$ —
Forward Foreign Currency Contracts	$ —	$ 1,286	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 1,143	$ —
Written Options	$ —	$ 149	$ —

During the period ended December 31, 2013, securities totaling $299,765 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2012.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Financials	19.9%
Consumer Discretionary	13.1%
Information Technology	12.6%
Consumer Staples	12.4%
Health Care	11.8%
Energy	9.4%
Telecommunication Services	6.3%
Industrials	5.6%
Materials	4.2%
Utilities	1.1%
Other+	3.6%

+*Includes cash and cash equivalents and other assets and liabilities*

See Accompanying Notes to Financial Statements.



Chace Brundige

Below, Chace Brundige, CFA, portfolio manager of Ivy Funds VIP International Growth, discusses positioning, performance and results for the fiscal year ended December 31, 2013. Mr. Brundige has managed the Portfolio since January 2009 and has 20 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2013	
Ivy Funds VIP International Growth	19.23%
Benchmark(s) and/or Lipper Category	
MSCI EAFE Growth Index (generally reflects the performance of international growth stocks)	22.55%
Lipper Variable Annuity International Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	19.67%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Economic uncertainty dominates markets

Equity and fixed-income markets were volatile in the fiscal year ended December 31, 2013. Early in the year, economic growth remained slow in key countries, although it improved somewhat as the year progressed. In early April, Bank of Japan head Haruhiko Kuroda pledged to double Japan's monetary base over the next two years through a series of bond purchases. This bold move surprised the market, causing equities to extend their rally and the yen to weaken further. During the second quarter of 2013, volatility in the markets spiked due to concerns regarding U.S. Federal Reserve (Fed) monetary policy. A sell-off in stocks and bonds rolled across the globe in June after Fed Chairman Ben Bernanke remarked the central bank may begin to reduce purchases under its $85 billion bond purchase program before year end. As a result, money began to flee various emerging markets where currencies had been strengthening and yields had been high. Bond markets were hit hard and currencies weakened along with equities. While the gut reaction didn't last long (Fed governors eventually said the right things to counter the decline), it created an element of market uncertainty.

From an economic standpoint, the developed markets generally performed well, while emerging-market growth was by-and-large disappointing. Europe exited recession in the second half of the year and growth in the U.S. generally rose. Meanwhile, the U.K. and Japan economies were strong. In our opinion, the European Central Bank's (ECB) position of backing euro countries and banks is key in stabilizing the markets and is the glue keeping the European Union markets relatively stable. In the U.K., the government reignited its economy through a house lending scheme and in China, the new government vowed to diminish corruption, tighten monetary policy and shift away from fixed-asset investment and toward consumption. While we believe Chinese reform should be good for the economy and market over the long term, in the short to medium term it is creating a lot of uncertainty, poor market performance and poses as a headwind for commodities.

The fourth quarter of 2013 proved to be notable as, generally speaking, markets posted solid gains. The accommodative stance of the Fed and the "great rotation" (bond investors moving to equities) were key contributors to market success. These two events, coupled with a sluggish yet recovering economy, may very well auger the continuation of an equity bull market run. That said, market valuations as gauged by various fundamental measures, such as price/earnings estimates, seem high. One estimate attributes 75% of 2013 S&P 500 Index performance, which closed the quarter at year highs, to multiple expansion rather than earnings or fundamental improvement. In Europe, markets were broadly stronger and, similar to the U.S., performance seemed to originate from multiple expansion rather than economic growth. As a result, Europe posted gains; however, general economic growth has been tepid. Currently, the ECB remains vigilant for signs of deflation or additional indicators of economic stress. These indicators may lead a number of central banks, including the Bank of Japan, to potentially enact further monetary stimulus. Conversely, the Fed stated it will begin to curtail its current quantitative easing program by decreasing its bond purchases from $85 billion to $75 billion per month.

From a market standpoint, political headlines were generally benign. While the U.S. government shutdown and major issues with the U.S. "Affordable Care Act" were embarrassing, they proved to be non-events for the markets. In Europe, political turmoil was relatively quiet — a welcome change. Meanwhile, Japanese and Chinese relations remain tense and bear watching. That said, no new escalation took place in the quarter.

Subpar performance driven by problematic first half

The Portfolio underperformed its benchmark for the fiscal period. Underperformance was largely due to poor stock selection, particularly during the first quarter of 2013. Dramatic policy actions in Europe, the U.S., and eventually Japan during the latter half of 2012 and into 2013, led to a shift in the types of stocks that outperformed. Prior to the policy actions, companies with a defensible revenue growth tilt and dependable margins tended to outperform. More cyclical, less predictable companies lagged. Several Portfolio holdings that enjoyed gains during 2012 became losers during the first half of the fiscal year, particularly Apple Inc. Despite trimming our position in Apple Inc. before the sharp negative turn, we held too much for too long, causing the holding to detract from performance for the year. (The Portfolio no longer holds Apple Inc.) In addition to Apple Inc., select information technology holdings were a significant drag to relative performance for the fiscal year. Samsung Electronics Co. and HTC Corporation posted the largest relative losses. Also, we saw Saipem SpA, a leading oil services company, decline more than 30% in a single day as it reported damage from low-margin contracts signed in prior periods. (The Portfolio no longer holds Saipem SpA.) Despite this setback, stock selection within the energy sector posted a slight relative gain for the fiscal year. Compounding these investment decisions was our relative underweight in Japan, which detracted from performance during the first half of the fiscal year. While we had increased our Japanese equity weighting and properly hedged part of our yen exposure, we did not do enough of either. Japanese stocks surged on the dramatic shift in policy and benefited greatly from the weakening yen. The Portfolio was not positioned to fully take advantage of Japan's market rally.

On a positive note, talk of the Fed tapering its current monetary policy benefited performance in the latter part of the fiscal year, thanks in part to a strengthening dollar given the Portfolio's currency hedges. In addition, underweight allocations to the relatively poor performing materials and consumer staples sectors contributed positively to relative performance. Top individual contributors to Portfolio performance included Galaxy Entertainment Group and Smurfit Kappa Group.

Looking ahead

We believe the U.S. economic recovery will carry on, which will likely cause interest rates to continue to rise (hopefully modestly) and the U.S. dollar to strengthen. As a result, we believe this will likely lead to continued underperformance in emerging markets as negative current accounts, dwindling foreign investment flows and increases in commodity prices will stunt growth. That said, developing markets with positive trade and current account balances, accompanied with exposure to developed end markets (like South Korea), should fare better. In China, we expect the composition of growth to continue to affect its trading partners. This especially holds true for China's neighboring countries and for the country's commodity providers (especially mining countries like Australia, Indonesia, and to some extent Brazil).

We continue to follow policies stemming from the U.K. and the rest of Europe, including both stimulation and austerity measures from foreign governments and the European Central Bank. Another key factor is whether businesses, which are flush with cash, will increase spending, share repurchases or dividends as they gain confidence surrounding the economy's future. All else being equal, that should help the markets, and we believe we will see continued improvement with some of the larger hard-hit European economies like Spain and Italy. In our view, France could continue to trail.

We think relative valuation remains supportive for international equities, while absolute valuations are no longer attractive. Equities are trading at levels above their historic averages (over the last 25 years), while bonds are trading at a significant premium. That said, in most markets 10-year bonds traded off through the quarter while equities appreciated, reducing the relative attractiveness of equities. This year, for the first time since the downturn, we saw money flow from bonds to equities — driving equity market performance. We think the multiple expansion phase of the market has passed and fundamentals and earnings growth will be the leading drivers of equity performance going forward. As always, we will continue to search for competitively well-positioned companies we feel have the ability to generate long-term fundamental outperformance.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Funds VIP International Growth.

Asset Allocation

Stocks	**96.7%**
Consumer Discretionary	27.0%
Industrials	15.7%
Health Care	15.6%
Financials	12.8%
Information Technology	10.8%
Materials	5.9%
Consumer Staples	4.3%
Energy	2.7%
Telecommunication Services	1.9%
Cash and Cash Equivalents	**3.3%**

Country Weightings

Europe	**61.8%**
Germany	17.2%
France	15.7%
United Kingdom	15.4%
Switzerland	4.7%
Other Europe	8.8%
Pacific Basin	**28.1%**
Japan	14.9%
South Korea	3.9%
Hong Kong	3.5%
Other Pacific Basin	5.8%
North America	**4.9%**
United States	3.5%
Other North America	1.4%
Other	**1.9%**
Cash and Cash Equivalents	**3.3%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
DaimlerChrysler AG, Registered Shares	Germany	Consumer Discretionary	Automobile Manufacturers
Galaxy Entertainment Group Limited, ADR	Hong Kong	Consumer Discretionary	Casinos & Gaming
Safran	France	Industrials	Aerospace & Defense
Shire plc	United Kingdom	Health Care	Pharmaceuticals
Vinci	France	Industrials	Construction & Engineering
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services
Bayer AG	Germany	Health Care	Pharmaceuticals
Hyundai Motor Company	South Korea	Consumer Discretionary	Automobile Manufacturers
InBev NV	United States	Consumer Staples	Brewers
Continental AG	Germany	Consumer Discretionary	Auto Parts & Equipment

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
International Growth



(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-13	19.23%
5-year period ended 12-31-13	13.70%
10-year period ended 12-31-13	7.91%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

COMMON STOCKS	Shares	Value
Australia – 2.8%		
David Jones Limited	1,361	$ 3,671
Telstra Corporation Limited, ADR	1,728	8,100
		11,771
Canada – 0.8%		
Agrium Inc.	35	3,165
China – 0.8%		
Ping An Insurance (Group) Company of China, Ltd., A Shares	499	3,443
Finland – 1.1%		
Nokia OYJ	584	4,677
France – 15.7%		
Cap Gemini S.A.	115	7,761
Compagnie Generale des Etablissements Michelin, Class B	57	6,065
European Aeronautic Defence and Space Company	103	7,907
LVMH Moet Hennessy - Louis Vuitton	30	5,520
Publicis Groupe S.A. (A)	47	4,285
Remy Cointreau S.A.	24	1,989
Safran	183	12,715
Sanofi-Aventis	68	7,207
Vinci	185	12,142
		65,591
Germany – 15.1%		
adidas AG	39	4,989
Bayer AG	81	11,389
Continental AG	43	9,537
DaimlerChrysler AG, Registered Shares	173	14,961
Fresenius SE & Co. KGaA	76	11,649
Linde AG	31	6,543
SAP AG	50	4,299
		63,367
Hong Kong – 3.5%		
Galaxy Entertainment Group Limited, ADR	1,621	14,539
India – 0.7%		
NMDC Limited	1,331	3,053
Ireland – 1.7%		
Smurfit Kappa Group plc	283	6,958
Israel – 1.9%		
Teva Pharmaceutical Industries Limited, ADR	200	8,020
Japan – 14.9%		
Daihatsu Motor Co., Ltd.	172	2,916
Fuji Heavy Industries Ltd.	255	7,312
JGC Corporation	125	4,896
Komatsu Ltd.	168	3,417
Mitsubishi Corporation	262	5,015

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Mitsubishi Electric Corporation	366	$ 4,588
Mitsui & Co., Ltd.	176	2,453
Mizuho Financial Group, Inc.	2,012	4,355
Nissin Kogyo Co., Ltd.	276	5,846
ORIX Corporation	477	8,364
Sumitomo Corporation	271	3,402
Sumitomo Mitsui Trust Holdings, Inc.	314	1,652
Tokyo Electron Limited	154	8,401
		62,617
Mexico – 0.6%		
Grupo Financiero Banorte, S.A.B. de C.V.	333	2,327
Netherlands – 3.4%		
ASML Holding N.V., Ordinary Shares	81	7,572
Koninklijke Philips Electronics N.V., Ordinary Shares	180	6,591
		14,163
Norway – 1.1%		
Yara International ASA	105	4,505
South Korea – 3.9%		
Hyundai Motor Company (A)	46	10,389
Samsung Electronics Co., Ltd.	5	6,097
		16,486
Spain – 1.5%		
CaixaBank, S.A.	1,241	6,469
Switzerland – 4.7%		
Credit Suisse Group AG, Registered Shares	269	8,224
Novartis AG, Registered Shares	85	6,816
Swatch Group Ltd (The), Bearer Shares	7	4,732
		19,772
Taiwan – 1.5%		
MediaTek Incorporation	426	6,339
United Kingdom – 15.4%		
Aviva plc	587	4,373
Capita Group plc (The)	161	2,768
Diageo plc	190	6,307
Experian plc	319	5,886
GlaxoSmithKline plc	301	8,020
Lloyds Banking Group plc (A)	5,281	6,898
Merlin Entertainments plc (A)(B)	631	3,733
Prudential plc	360	7,996
Royal Dutch Shell plc, Class A	180	6,403
Shire plc	260	12,285
		64,669

COMMON STOCKS (Continued)	Shares	Value
United States – 3.5%		
InBev NV	91	$ 9,639
Schlumberger Limited	56	5,083
		14,722
TOTAL COMMON STOCKS – 94.6%		$396,653
(Cost: $327,641)		

PREFERRED STOCKS	Shares	Value
Germany – 2.1%		
Volkswagen AG, 2.260%	31	8,642
TOTAL PREFERRED STOCKS – 2.1%		$ 8,642
(Cost: $6,548)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 2.4%		
Exxon Mobil Corporation, 0.010%, 1-2-14 (C)	$9,000	9,000
Unilever Capital Corporation (GTD by Unilever N.V.), 0.020%, 1-3-14 (C)	951	951
		9,951
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (D)	58	58
Municipal Obligations – Taxable – 0.2%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.020%, 1-1-14 (D)	700	700
TOTAL SHORT-TERM SECURITIES – 2.6%		$ 10,709
(Cost: $10,709)		
TOTAL INVESTMENT SECURITIES – 99.3%		$416,004
(Cost: $344,898)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		2,966
NET ASSETS – 100.0%		$418,970

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2013, the total value of these securities amounted to $3,733 or 0.9% of net assets.

(C) Rate shown is the yield to maturity at December 31, 2013.

(D) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at December 31, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	UBS AG	29,100	1-27-14	$ —	$833
Sell	Japanese Yen	Goldman Sachs International	1,951,600	1-27-14	815	—
					$815	$833

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$396,653	$ —	$—
Preferred Stocks	8,642	—	—
Short-Term Securities	—	10,709	—
Total	$405,295	$10,709	$—
Forward Foreign Currency Contracts	$ —	$ 815	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 833	$—

During the period ended December 31, 2013, securities totaling $270,552 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2012.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Consumer Discretionary	27.0%
Industrials	15.7%
Health Care	15.6%
Financials	12.8%
Information Technology	10.8%
Materials	5.9%
Consumer Staples	4.3%
Energy	2.7%
Telecommunication Services	1.9%
Other+	3.3%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

MANAGEMENT DISCUSSION
Limited-Term Bond



Mark J. Otterstrom

Below, Mark J. Otterstrom, CFA, portfolio manager of the Ivy Funds VIP Limited-Term Bond, discusses positioning, performance and results for the fiscal year ended December 31, 2013. He has managed the Portfolio since its inception in 2010 and has 27 years of industry experience.

Fiscal Year Performance

For the 12 months ended December 31, 2013	
Ivy Funds VIP Limited-Term Bond	–0.54%
Benchmark(s) and/or Lipper Category	
Barclays 1-5 Year U.S. Government/Credit Index	0.28%
(generally reflects the performance of securities representing the bond market)	
Lipper Variable Annuity Short-Intermediate Investment Grade Debt Funds Universe Average	0.08%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

This Portfolio underperformed its benchmark and its Lipper peer group over the last 12 months. From early May until late June the 10 year Treasury bond sold off almost 100 basis points. Going into this period this Portfolio's duration was significantly longer than its benchmarks' duration. This Portfolio underperformed both its' benchmark and Lipper peer group during this major bond market sell-off.

Volatility in the high-grade fixed income market continued unabated throughout the past 12 months. One of the year's biggest challenges was positioning the Portfolio to take advantage of the big market swings that occurred.

Higher tax rates took effect at the beginning of the year, which we believed would add a headwind to consumer spending going into this first half of 2013. The dysfunction coming out of Washington continued to have negative impacts on the bond markets. Due to the lack of an agreement on a new federal budget, sequestration was put into place in March. This sequestration required mandatory budget cuts across the board for federal expenditures. This was expected to become another major headwind to an already fragile U.S. economy.

Economic growth in the first quarter was very tepid. In March, the yield on the 10-year Treasury note topped out at 2.06%. By early May, the yield had dropped to 1.63%. Most economists were talking about the potential for the Federal Reserve (Fed) to grow the size of quantitative easing (QE) purchases if the economy continued to show weakness.

Market sentiment began to change once the April non-farm payroll number was released. While the market expected to see a gain of 66,000 non-farm jobs, the actual number was a gain of nearly 200,000. It was a major surprise to the markets and the yield on the 10-year Treasury sold off 11 basis points that day. It turned out that second quarter growth, which was expected to be meager, ended up at twice what we saw in the first quarter. As a result, from early May until early September the 10-year Treasury sold off nearly 140 basis points — the largest sell-off seen in the Treasury market since 2010.

Fed policy and quantitative easing

In May, then-Fed Chairman Ben Bernanke first brought up the prospect of a reduction in the level of QE purchases by the Fed. Based on Fed comments, the market had priced in a Fed tapering of these purchases to begin in September. However, following the September Fed meeting, the market was surprised by the announcement that the Fed had postponed tapering to a later date. The bond market rallied on this news and the Fed's efforts to be more transparent only added to market volatility.

At the end of the second quarter we saw corporate credit spreads widen due to the large cash outflows from investment grade mutual funds. The increased market volatility and the push by investors to shed duration within their portfolios led to increased selling of longer duration, high-quality corporate debt.

This spread widening was caused by a liquidity event, not a credit event. Increased selling resulted in a higher yield premium being demanded by those willing to add duration to their portfolios. Once interest rates began to settle into a new, higher trading range, the selling pressure on the investment grade bond markets began to subside. Early in the third quarter credit spreads returned to levels seen prior to the June selloff. We maintained our overweight positions in corporate debt during the second quarter selloff and benefited from the stronger bid for bonds in the second half of the year.

While October began to see some renewed strength in the US economy, we saw a surprisingly strong acceleration in the U.S. economy in November and December. Durable goods orders rose much more than expected at 3.5% in November. Orders for nondefense capital goods jumped 9.4%. Excluding aircraft, nondefense orders rose 4.5%. The durable goods report suggests real nonresidential investment on equipment and software likely climbed around 5%. Over the last few weeks of the year, real consumer spending was much stronger than expected and appears on track to advance over 4.0% in the fourth quarter. New home sales for the last six months were revised sharply higher.

Third quarter gross domestic product (GDP) estimates have progressively been revised higher, going from 2.8% to 3.6% to 4.1%. This is not the only set of data to be subject to the upward revisions. The same holds true for core retail sales, industrial production and payrolls. There have been no visible signs of any reversal of this trend through the end of the calendar year. October consumption was revised up while November consumer spending was strong. The result will likely be the largest quarterly increase in real consumption since the fourth quarter of 2010.

On December 18 the Fed finally announced its intention to begin to reduce the level of the securities purchases associated with its QE policy by $10 billion per month. The Fed has been purchasing $85 billion in securities each month. Bernanke suggested that the Fed's intention is to continue to reduce these purchases by an additional $10 billion following each Fed meeting this year. Assuming the economy unfolds as the Fed projects, that would bring an end to the program in the latter half of 2014.

Outlook for 2014

We continue to be underweight agency debentures. We remain underweight Treasury bonds, especially at the very short end of the curve, and overweight high-grade spread product. We are committed to seeking stable income at the best available price.

Due to the improved economic conditions in the U.S. over the last few months of 2013, lower rated bonds have outperformed very highly rated debt as investors have an increased willingness to take on more risk in their portfolios. We have been overweight corporates over the last few years and will continue this overweight position into 2014. With economic conditions improving in the U.S. we could see continued narrowing of corporate bond spreads.

Many of the downside risks to the domestic economy that were present at the beginning of 2013 have been abating. While we still face some fiscal tightening, we are not facing the fiscal cliff from forced sequestration. For the first time in years we have a multi-year budget deal out of Washington that has removed a major headwind from the economy. The Fed has successfully convinced the markets that tapering is not tightening. At this time the Fed continues to be more concerned with preventing deflation than the risks of an uncontrolled rise in inflation.

We believe that the major risks for 2014 lie externally in the impact higher Treasury bond interest rates will have on China and the emerging markets. Another risk is the unknown costs associated with the implementation of the Affordable Care Act.

With the short end of the yield curve anchored by the low fed funds rate, we may see continued volatility in the middle and longer end of the curve. Slight changes in the U.S. economic outlook can have significant short-term effects on longer duration securities. Assuming continued improvement in the U.S. employment picture, a less volatile fiscal policy environment and steady improvement in housing, we anticipate more sustainable economic growth in 2014, led by both consumer and business spending.

The Fed has reiterated its intention to keep the fed funds rate near zero for an extended period of time. The market does not anticipate the Fed to begin raising the rate until late 2015. In the past, sustained bond bear markets have not been able to get underway until the Fed tightening cycle is imminent. We will remain short our benchmark duration going into 2014. We are willing to take additional credit risk when we believe we are being compensated to do so.

As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment Fixed-income securities are subject to interest rate risk and, as such, the Portfolio's net asset value may fall as interest rates rise. These and other risks are more fully described in the Portfolio's prospectus.

Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Mortgage Corporation (Freddie Mac), and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Limited-Term Bond.

Asset Allocation

Bonds	**90.8%**
Corporate Debt Securities	73.8%
United States Government and Government Agency Obligations	17.0%
Cash and Cash Equivalents	**9.2%**

Quality Weightings

Investment Grade	**88.0%**
AA	23.4%
A	28.3%
BBB	36.3%
Non-Investment Grade	**2.8%**
BB	2.1%
B	0.7%
Cash and Cash Equivalents	**9.2%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Limited-Term Bond

(UNAUDITED)


Limited-Term Bond(1) $10,518
Barclays 1-5 Year U.S. Government/Credit Index $10,564
$20,000
$15,000
$10,000
$5,000
$0
8-23 2010
12-31 2010
12-31 2011
12-31 2012
12-31 2013

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	
1-year period ended 12-31-13	-0.54%
5-year period ended 12-31-13	—
10-year period ended 12-31-13	—
Since inception of Portfolio(3) through 12-31-13	1.51%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(3)8-23-10 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Limited-Term Bond *(in thousands)* DECEMBER 31, 2013

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.2%		
Bombardier Inc.,		
7.500%, 3-15-18 (A)	$4,500	$ 5,119
Air Freight & Logistics – 0.6%		
FedEx Corporation,		
8.000%, 1-15-19	2,252	2,797
Airlines – 0.6%		
Southwest Airlines Co.,		
5.125%, 3-1-17	2,263	2,457
Apparel Retail – 0.5%		
Limited Brands, Inc.,		
8.500%, 6-15-19	2,000	2,400
Apparel, Accessories & Luxury Goods – 0.2%		
LVMH Moet Hennessy-Louis Vuitton,		
1.625%, 6-29-17 (A)	1,000	996
Automobile Manufacturers – 4.3%		
Borg Warner Automotive Inc.,		
8.000%, 10-1-19	2,000	2,465
General Motors Co.,		
3.500%, 10-2-18 (A)	1,500	1,534
Hyundai Capital America:		
1.875%, 8-9-16 (A)	1,000	1,004
2.875%, 8-9-18 (A)	1,000	1,003
Nissan Motor Acceptance Corporation,		
1.950%, 9-12-17 (A)	3,370	3,342
Toyota Motor Credit Corporation:		
2.000%, 9-15-16	1,750	1,800
2.000%, 10-24-18	4,000	3,996
Volkswagen International Finance N.V.:		
1.625%, 3-22-15 (A)	1,000	1,011
2.375%, 3-22-17 (A)	1,000	1,026
2.125%, 11-20-18 (A)	2,000	1,975
		19,156
Automotive Retail – 0.5%		
Johnson Controls, Inc.,		
1.750%, 3-1-14	2,000	2,004
Banking – 1.2%		
Bear Stearns Companies Inc. (The),		
6.400%, 10-2-17	2,000	2,320
Commonwealth Bank of Australia New York,		
1.950%, 3-16-15	1,000	1,017
Wells Fargo & Company,		
2.150%, 1-15-19	2,000	1,993
		5,330
Biotechnology – 0.9%		
Amgen Inc.,		
6.150%, 6-1-18	3,500	4,085

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Brewers – 1.8%		
Heineken N.V.,		
1.400%, 10-1-17 (A)	$2,000	$1,961
International CCE Inc.,		
2.125%, 9-15-15	1,075	1,096
SABMiller Holdings Inc.,		
1.850%, 1-15-15 (A)	500	506
SABMiller plc,		
6.500%, 7-15-18 (A)	3,500	4,130
		7,693
Broadcasting – 0.5%		
CBS Corporation:		
7.625%, 1-15-16	1,500	1,686
8.875%, 5-15-19	500	639
		2,325
Cable & Satellite – 0.6%		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.,		
5.875%, 10-1-19	1,000	1,132
TCI Communications, Inc.,		
8.750%, 8-1-15	1,415	1,592
		2,724
Chemicals – 1.8%		
Methanex Corporation,		
3.250%, 12-15-19	4,000	3,968
Potash Corporation of Saskatchewan Inc.,		
6.500%, 5-15-19	3,570	4,233
		8,201
Coal & Consumable Fuels – 0.3%		
Joy Global Inc.,		
6.000%, 11-15-16	1,000	1,106
Consumer Finance – 6.7%		
American Express Company,		
7.000%, 3-19-18	3,000	3,583
American Express Credit Corporation,		
1.300%, 7-29-16	1,500	1,512
American Honda Finance Corporation:		
7.625%, 10-1-18 (A)	1,000	1,223
2.125%, 10-10-18	3,000	2,986
Capital One Bank USA N.A.,		
2.150%, 11-21-18	2,000	1,988
Capital One Financial Corporation:		
2.150%, 3-23-15	1,000	1,017
6.750%, 9-15-17	1,000	1,168
Caterpillar Financial Services Corporation,		
1.000%, 11-25-16	3,000	2,982
Ford Motor Company LLC,		
5.000%, 5-15-18	3,626	4,037
Ford Motor Credit Company LLC,		
1.500%, 1-17-17	1,000	999

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance (Continued)		
Hyundai Capital Services, Inc.:		
4.375%, 7-27-16 (A)	$2,285	$ 2,431
3.500%, 9-13-17 (A)	1,500	1,550
Penske Truck Leasing Co., LP and PTL Finance Corp.,		
3.125%, 5-11-15 (A)	4,000	4,115
		29,591
Data Processing & Outsourced Services – 1.0%		
Alliance Data Systems Corporation,		
5.250%, 12-1-17 (A)	3,000	3,113
Fidelity National Financial, Inc.,		
6.600%, 5-15-17	1,000	1,116
		4,229
Department Stores – 0.3%		
Macy's Retail Holdings, Inc.,		
7.450%, 7-15-17	1,000	1,169
Distillers & Vintners – 2.6%		
Anheuser-Busch InBev Worldwide Inc. (GTD by AB INBEV/BBR/COB),		
7.750%, 1-15-19	3,250	4,055
Beam Inc.,		
1.875%, 5-15-17	3,672	3,665
Diageo Capital plc,		
5.750%, 10-23-17	3,000	3,422
		11,142
Diversified Banks – 2.9%		
Bank of America Corporation:		
5.650%, 5-1-18	1,000	1,138
2.600%, 1-15-19	2,000	2,008
Bank of Nova Scotia (The):		
1.375%, 7-15-16	2,000	2,022
2.050%, 10-30-18	2,500	2,474
Barclays Bank plc,		
2.375%, 1-13-14	1,500	1,501
HSBC Bank plc,		
3.100%, 5-24-16 (A)	1,000	1,047
U.S. Bancorp,		
2.200%, 11-15-16	1,000	1,033
Wachovia Corporation,		
5.750%, 2-1-18	1,500	1,729
		12,952
Diversified Chemicals – 0.7%		
Dow Chemical Company (The),		
4.250%, 11-15-20	1,168	1,243
E.I. du Pont de Nemours and Company,		
6.000%, 7-15-18	1,845	2,140
		3,383

Limited-Term Bond *(in thousands)* DECEMBER 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Metals & Mining – 0.4%		
Rio Tinto Finance (USA) Limited,		
2.250%, 9-20-16	$1,500	$1,544
Electric – 0.6%		
Dayton Power & Light Company (The),		
1.875%, 9-15-16 (A)	1,000	1,008
Mississippi Power Company,		
2.350%, 10-15-16	1,500	1,542
		2,550
Electric Utilities – 0.6%		
PacifiCorp,		
5.500%, 1-15-19	2,100	2,410
Electronic Manufacturing Services – 0.3%		
Jabil Circuit, Inc.,		
7.750%, 7-15-16	1,000	1,138
Environmental & Facilities Services – 1.0%		
Republic Services, Inc.,		
3.800%, 5-15-18	1,000	1,059
Waste Management, Inc.,		
6.100%, 3-15-18	1,000	1,150
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.),		
7.375%, 3-11-19	1,700	2,055
		4,264
Food Distributors – 1.8%		
Campbell Soup Company,		
3.375%, 8-15-14	2,000	2,036
ConAgra Foods, Inc.:		
1.300%, 1-25-16	1,000	1,002
5.819%, 6-15-17	1,000	1,127
7.000%, 4-15-19	1,000	1,184
Kroger Co. (The),		
6.800%, 12-15-18	2,245	2,674
		8,023
Food Processors – 1.4%		
Bestfoods,		
7.000%, 10-15-17	2,500	2,973
Wm. Wrigley Jr. Company:		
2.000%, 10-20-17 (A)	1,000	997
2.400%, 10-21-18 (A)	2,000	1,987
		5,957
Forest Products – 0.3%		
Georgia-Pacific, LLC,		
5.400%, 11-1-20 (A)	1,000	1,116
Health Care Services – 1.3%		
Medco Health Solutions, Inc.:		
2.750%, 9-15-15	1,000	1,032
7.125%, 3-15-18	3,100	3,682
Quest Diagnostics Incorporated,		
3.200%, 4-1-16	1,000	1,037
		5,751
Health Care Supplies – 0.2%		
DENTSPLY International Inc.,		
2.750%, 8-15-16	$1,000	$1,029
Health Care Supply – 2.1%		
Abbott Laboratories,		
4.125%, 5-27-20	1,000	1,076
Catholic Health Initiatives,		
2.600%, 8-1-18	3,000	3,009
Express Scripts Holding Company,		
2.100%, 2-12-15	1,000	1,014
Express Scripts, Inc.,		
7.250%, 6-15-19	1,000	1,212
Laboratory Corporation of America Holdings,		
2.500%, 11-1-18	3,000	2,957
		9,268
Home Improvement Retail – 0.5%		
Lowe's Companies, Inc.,		
2.125%, 4-15-16	2,000	2,051
Independent Finance – 0.2%		
John Deere Capital Corporation,		
1.200%, 10-10-17	1,000	975
Industrial Conglomerates – 0.9%		
General Electric Capital Corporation,		
5.625%, 5-1-18	3,500	4,017
Industrial Machinery – 0.9%		
Ingersoll-Rand Global Holding Company Limited,		
2.875%, 1-15-19 (A)	4,028	3,968
Integrated Oil & Gas – 1.5%		
Petro-Canada,		
6.050%, 5-15-18	1,130	1,302
Shell International Finance B.V.,		
4.300%, 9-22-19	2,625	2,875
Suncor Energy Inc.,		
6.100%, 6-1-18	2,000	2,311
		6,488
Integrated Telecommunication Services – 1.3%		
AT&T Inc.,		
5.800%, 2-15-19	1,000	1,146
CC Holdings GS V LLC,		
2.381%, 12-15-17	1,000	990
Verizon Communications Inc.:		
8.750%, 11-1-18	2,000	2,558
6.350%, 4-1-19	1,000	1,175
		5,869
Investment Banking & Brokerage – 2.1%		
Goldman Sachs Group, Inc. (The):		
3.700%, 8-1-15	1,000	1,041
7.500%, 2-15-19	3,250	3,957
Investment Banking & Brokerage (Continued)		
Morgan Stanley:		
4.100%, 1-26-15	$1,836	$1,899
6.000%, 4-28-15	2,000	2,130
		9,027
Leisure Products – 0.2%		
Mattel, Inc.,		
2.500%, 11-1-16	1,000	1,026
Life & Health Insurance – 1.5%		
MetLife, Inc.:		
5.000%, 6-15-15	1,553	1,648
6.817%, 8-15-18	3,058	3,657
Prudential Financial, Inc.,		
4.750%, 9-17-15	1,000	1,066
		6,371
Metal & Glass Containers – 0.3%		
FBG Finance Ltd.,		
7.875%, 6-1-16 (A)	1,000	1,154
Multi-Utilities – 0.7%		
Dominion Resources, Inc.,		
6.400%, 6-15-18	3,000	3,498
Office Electronics – 0.6%		
Xerox Corporation,		
6.350%, 5-15-18	2,328	2,659
Oil & Gas – 1.2%		
Phillips Pertroleum Company,		
6.650%, 7-15-18	3,000	3,568
Statoil ASA (GTD by Statoil Petroleum AS),		
1.950%, 11-8-18	1,500	1,486
		5,054
Oil & Gas Drilling – 0.9%		
Transocean Inc.,		
2.500%, 10-15-17	4,000	4,041
Oil & Gas Equipment & Services – 1.0%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.),		
6.500%, 1-31-19	3,000	3,518
Schlumberger Investment S.A. (GTD by Schlumberger Ltd.),		
1.950%, 9-14-16 (A)	1,000	1,020
		4,538
Oil & Gas Exploration & Production – 4.0%		
Anadarko Petroleum Corporation,		
5.750%, 6-15-14	1,775	1,812
BP Capital Markets plc (GTD by BP plc),		
2.241%, 9-26-18	3,000	3,007
EOG Resources, Inc.,		
4.100%, 2-1-21	1,000	1,043

Limited-Term Bond *(in thousands)* DECEMBER 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Exploration & Production (Continued)		
EQT Corporation, 8.125%, 6-1-19	$3,900	$ 4,728
Marathon Oil Corporation, 0.900%, 11-1-15	2,000	2,002
Petrohawk Energy Corporation, 7.250%, 8-15-18	1,000	1,078
Plains Exploration & Production Company:		
6.125%, 6-15-19	2,000	2,187
8.625%, 10-15-19	1,500	1,646
		17,503
Oil & Gas Storage & Transportation – 2.6%		
Copano Energy, L.L.C. and Copano Energy Finance Corporation, 7.125%, 4-1-21	995	1,146
DCP Midstream Operating, LP (GTD by DCP Midstream Partners, LP), 3.250%, 10-1-15	1,500	1,550
Kinder Morgan Energy Partners, L.P., 5.950%, 2-15-18	3,000	3,407
Maritimes & Northeast Pipeline, L.L.C., 7.500%, 5-31-14 (A)	3,291	3,363
Sunoco Logistics Partners Operations L.P., 8.750%, 2-15-14	1,900	1,917
		11,383
Other Diversified Financial Services – 2.4%		
Citigroup Inc.:		
1.250%, 1-15-16	1,000	1,003
1.700%, 7-25-16	1,000	1,009
6.125%, 11-21-17	1,500	1,728
Daimler Finance North America LLC, 1.300%, 7-31-15 (A)	1,760	1,770
ING Bank N.V., 2.375%, 6-9-14 (A)	1,000	1,008
JPMorgan Chase & Co., 6.000%, 1-15-18	3,316	3,818
		10,336
Packaged Foods & Meats – 1.1%		
Kellogg Company, 4.150%, 11-15-19	4,630	4,954
Pharmaceuticals – 3.1%		
AbbVie Inc., 1.200%, 11-6-15	1,500	1,515
Merck Sharp & Dohme Corp., 5.000%, 6-30-19	3,000	3,396
Mylan Inc., 7.875%, 7-15-20 (A)	3,000	3,394
Roche Holdings, Inc., 6.000%, 3-1-19 (A)	4,000	4,678
		12,983

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Regional Banks – 0.9%		
PNC Bank N.A., 1.300%, 10-3-16	$2,000	$ 2,011
PNC Funding Corp (GTD by PNC Financial Services Group, Inc.), 6.700%, 6-10-19	1,447	1,737
		3,748
Restaurants – 0.1%		
YUM! Brands, Inc., 6.250%, 3-15-18	217	250
Retail Stores – 0.5%		
Dollar General Corporation, 4.125%, 7-15-17	2,000	2,123
Semiconductors – 0.2%		
Broadcom Corporation, 2.700%, 11-1-18	1,000	1,011
Service – Other – 0.7%		
Cornell University, 5.450%, 2-1-19	2,500	2,859
Soft Drinks – 1.0%		
Bottling Group, LLC, 5.125%, 1-15-19	3,995	4,509
Systems Software – 1.9%		
CA, Inc.:		
6.125%, 12-1-14	1,000	1,046
5.375%, 12-1-19	3,000	3,334
Oracle Corporation, 5.000%, 7-8-19	3,450	3,903
		8,283
Trucking – 0.5%		
Ryder System, Inc., 2.450%, 11-15-18	2,000	1,978
Wireless Telecommunication Service – 1.8%		
America Movil, S.A.B. de C.V.:		
2.375%, 9-8-16	3,000	3,087
5.000%, 3-30-20	1,000	1,082
American Tower Corporation:		
7.000%, 10-15-17	2,000	2,304
5.900%, 11-1-21	1,000	1,090
Crown Castle International Corp., 5.250%, 1-15-23	200	196
		7,759
TOTAL CORPORATE DEBT SECURITIES – 73.8%		**$322,324**
(Cost: $322,603)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 1.4%		
Federal National Mortgage Association:		
2.000%, 12-30-15	$1,000	$ 1,031
5.450%, 10-18-21	4,640	5,169
		6,200
Mortgage-Backed Obligations – 14.5%		
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates, 4.000%, 1-1-27	5,090	5,382
Federal Home Loan Mortgage Corporation Fixed Rate Pass-Through Certificates:		
3.000%, 8-1-28	4,882	4,933
3.000%, 9-1-28	4,914	4,973
3.500%, 10-1-28	5,284	5,474
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
4.000%, 6-15-26	4,875	5,166
2.500%, 12-15-41	2,387	2,369
Federal National Mortgage Association Agency REMIC/CMO:		
3.000%, 2-25-25	2,944	2,970
2.000%, 4-25-39	1,817	1,751
4.000%, 5-25-39	1,929	2,005
3.000%, 11-25-39	529	543
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.580%, 6-1-19	3,741	4,107
3.680%, 2-1-21	1,852	1,946
4.375%, 6-1-21	1,970	2,139
5.500%, 10-1-21	1,535	1,676
5.500%, 11-1-22	587	641
5.000%, 4-1-24	437	474
3.000%, 7-1-28	4,828	4,882
3.000%, 9-1-28	2,627	2,659
4.000%, 12-1-31	4,332	4,510
Government National Mortgage Association Agency REMIC/CMO:		
2.500%, 9-20-40	2,324	2,305
2.000%, 3-16-42	2,396	2,312
		63,217
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 15.9%		**$69,417**
(Cost: $70,320)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 1.1%		
United States Treasury Notes, 0.750%, 10-31-17 (B) . . .	$5,000	$4,908
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 1.1%		**$4,908**
(Cost: $5,008)		

SHORT-TERM SECURITIES

Commercial Paper – 7.5%	Principal	Value
Air Products and Chemicals, Inc., 0.170%, 2-5-14 (C)	5,000	4,999
Diageo Capital plc (GTD by Diageo plc), 0.180%, 1-2-14 (C)	3,219	3,219
Exxon Mobil Corporation, 0.020%, 1-6-14 (C)	5,000	5,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Federal Home Loan Bank, 0.050%, 2-24-14 (C) . . .	$3,100	$ 3,100
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc), 0.150%, 1-6-14 (C)	3,000	3,000
Illinois Tool Works Inc., 0.090%, 2-5-14 (C)	5,000	5,000
John Deere Canada ULC (GTD by Deere & Company), 0.100%, 1-8-14 (C)	8,000	7,999
		32,317
Master Note – 0.4%		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (D)	1,709	1,709

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable – 0.4%		
NY Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2012A, 0.050%, 1-7-14 (D) . .	$2,000	$ 2,000
TOTAL SHORT-TERM SECURITIES – 8.3%		**$ 36,026**
(Cost: $36,027)		
TOTAL INVESTMENT SECURITIES – 99.1%		**$432,675**
(Cost: $433,958)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		**3,936**
NET ASSETS – 100.0%		**$436,611**

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2013, the total value of these securities amounted to $62,549 or 14.3% of net assets.

(B) All or a portion of the security position has been pledged as collateral on open futures contracts.

(C) Rate shown is the yield to maturity at December 31, 2013.

(D) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at December 31, 2013 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation
U.S. Treasury Long Bond	Short	3-31-14	248	$(31,822)	$481

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$322,324	$—
United States Government Agency Obligations	—	69,417	—
United States Government Obligations	—	4,908	—
Short-Term Securities	—	36,026	—
Total	$ —	$432,675	$—
Futures Contracts	$481	$ —	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Micro Cap Growth



Paul J. Ariano   Paul K. LeCoq   Luke Jacobson   Alexis C. Waadt

Ivy Funds VIP Micro Cap Growth is subadvised by Wall Street Associates (WSA). The WSA Investment Team is primarily responsible for the day-to-day management of the Portfolio. The WSA Investment Team consists of Paul J. Ariano, CFA, Senior Vice President of WSA; Paul K. LeCoq, Senior Vice President of WSA; Luke A. Jacobson, CFA, Vice President of WSA; and Alexis C. Waadt, Vice President of WSA. They each have co-managed the Portfolio since its inception in January 2005, except Mr. Jacobson who became a co-manager in January 2012 and Ms. Waadt who became a co-manager in January 2013.

Fiscal Year Performance

For the 12 Months Ended December 31, 2013	
Ivy Funds VIP Micro Cap Growth	57.28%
Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index (generally reflects the performance of smaller company stocks)	43.30%
Russell Microcap Growth Index (generally reflects the performance of stocks in the smallest category of publicly traded companies)	52.84%
Lipper Variable Annuity Small-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	42.26%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Multiple indexes are shown because the Portfolio's management team expects to typically invest in companies within a wider range of market capitalization.

A year in review

U.S. equity markets rose over the course of 2013 as investors' risk tolerance and confidence increased. America's economic situation appears to be brightening. Labor costs are becoming more competitive. Unemployment rates are trending down. Energy costs are in check. Cyclical areas of the economy have picked up. Consumer confidence, corporate profits, housing activity, auto sales and bank loan activity have all improved from crisis lows. Corporate balance sheets are strong and the biggest U.S. banks are capitalized. In fourth quarter 2013, the Federal Reserve took the looming issue of "tapering" off the table and instituted a $10 billion reduction in its monthly purchase program, propelling the market upward through year-end.

Strengths and weaknesses

It was a banner year for micro-cap stocks, which outperformed their small, mid and large capitalization counterparts. Within the benchmark Russell 2000 Growth Index, stocks with a market cap under $1 billion outperformed the broader index, particularly those under $250 million. Stocks priced under $5 also significantly outperformed. High growth stocks outperformed lower growth stocks for the year, despite trailing lower growth stocks in fourth quarter 2013.

The Portfolio gained 57.28% for the 12-month period ended December 31, 2013. By comparison, the Russell 2000 Growth Index rose 43.30% for the period while the Russell Micro Cap Growth Index gained 52.84%.

Investments in the health care sector provided the greatest contribution to Portfolio return, driven by stock selection in the biotechnology and pharmaceutical groups. Investments in the consumer discretionary sector (restaurants, entertainment, gaming and luxury items) added considerably to the Portfolio's outperformance. Information technology (particularly software) rebounded in the second half of the year, adding to Portfolio gains. Industrials (transportation and back office support) and consumer staples (grocers and food suppliers) benefitted from solid stock selection. Materials lagged the broader index, however, the portfolio was underweight the group.

Portfolio strategy

The push toward energy independence in the U.S. has spurred an increase in drilling activity. Improvements in exploration and production technologies have given companies access to previously trapped hydrocarbons. Acreage previously thought to be depleted or devoid of hydrocarbons is being explored and developed. Production has sharply increased and the drive toward energy efficiency is also impacting consumption and pricing.

The Portfolio's software and hardware-related positions expect to benefit from outsourcing, security, data storage, business redundancy, disaster preparedness and digitization trends. The Portfolio also holds companies that continue to experience the benefit of a major shift in marketing spending from offline to online. Companies that provide online marketing services, innovative marketing communications, brand advertising consulting, health and insurance-related software, and data analytics stand to benefit as the industry's market-share shifts.

The Affordable Care Act is now being implemented. The flood of new patient demand versus a stagnant supply of doctors equals longer wait times and less time spent with patients. Technology will play an increasing role, from time-efficient email consults to complex robotic surgeries. Despite investor uncertainty due to intense regulatory pressure, we believe health care companies are experiencing high relative profitability, attractive valuations and improving profit margins. Demographic trends and revenue increases are positive factors for health care technology, equipment services and pharmaceutical companies. We believe this area will continue to be ripe for alliances, mergers and acquisitions.

Consumer spending remains firm, as it appears to be spurred by fiscal stimulus and pent-up demand. However, we believe the trend toward deleveraging and a challenging employment environment indicates that consumers will likely remain conservative. We favor higher-end/niche retailers as well as internet-based versions of traditional industries, advertising, retail and digital media, which we feel allow businesses to enhance productivity and lower costs.

Market outlook

We believe the environment for micro-cap stocks continues to be positive. After five years of exceptionally tight lending standards, the Portfolio's company holdings appear to have access to the necessary capital to fund their growth plans. The domestic economy is continuing its recovery, unemployment is trending down and consumer confidence is strengthening. Micro-cap stocks have experienced multiple expansion (an increase in the price-earnings ratio of the stocks) for the first time since the financial crisis in 2008. Going forward, we believe the strong earnings growth characteristics of the Portfolio will be the driver that moves stocks higher from current levels.

Risk control and stock selection are critically important in this environment and we continue to actively manage the Portfolio's exposures (on a sector/industry basis, as well as at the security level) and construct portfolios with companies experiencing strong forecasted long-term earnings growth rates. In the current slow growth environment, we believe companies that exhibit strong and highly predictable rates of growth will command premium valuations.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in micro-cap stocks may carry more risk than investing in stocks of larger, more established companies. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Micro Cap Growth.

Asset Allocation

Stocks	**96.7%**
Information Technology	22.7%
Health Care	21.6%
Consumer Discretionary	19.6%
Industrials	14.5%
Energy	6.0%
Financials	5.5%
Consumer Staples	4.5%
Telecommunication Services	1.8%
Materials	0.5%
Cash and Cash Equivalents	**3.3%**

Top 10 Equity Holdings

Company	Sector
Quidel Corporation	Health Care
Spectranetics Corporation (The)	Health Care
Natural Grocers by Vitamin Cottage, Inc.	Consumer Staples
Callidus Software Inc.	Information Technology
Envestnet, Inc.	Information Technology
RigNet, Inc.	Energy
DXP Enterprises, Inc.	Industrials
Arctic Cat Inc.	Consumer Discretionary
Fiesta Restaurant Group, Inc.	Consumer Discretionary
Move, Inc.	Information Technology

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.



Micro Cap Growth Fund[1]	$26,900
Russell 2000 Growth	$24,534
Russell Microcap Growth Index	$19,196

(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-13	57.28%
5-year period ended 12-31-13	26.62%
10-year period ended 12-31-13	10.40%

(2) *Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

The Advantus Micro-Cap Growth Portfolio was reorganized as Ivy Funds VIP Micro Cap Growth (formerly W&R Target Micro Cap Growth Portfolio) on September 22, 2003. Performance shown for the period prior to this date is the performance of the Advantus Micro-Cap Growth Portfolio. This performance has not been restated to reflect the expenses of Ivy Funds VIP Micro Cap Growth. If those expenses were reflected, performance of Ivy Funds VIP Micro Cap Growth would differ.

Micro Cap Growth *(in thousands)* DECEMBER 31, 2013

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 0.9%		
Pacer International, Inc. (A)	83	$ 682
Alternative Carriers – 1.3%		
inContact, Inc. (A)	73	573
Lumos Networks Corp.	20	426
		999
Apparel, Accessories & Luxury Goods – 1.5%		
Movado Group, Inc.	26	1,153
Application Software – 2.8%		
Callidus Software Inc. (A)	112	1,539
Datawatch Corporation (A)	11	364
Sapiens International Corporation N.V.	42	327
		2,230
Asset Management & Custody Banks – 1.6%		
Hannon Armstrong Sustainable Infrastructure Capital, Inc.	40	556
Internet Capital Group, Inc. (A)	39	717
		1,273
Auto Parts & Equipment – 1.6%		
Amerigon Incorporated (A)	46	1,236
Biotechnology – 7.5%		
Acceleron Pharma Inc. (A)	16	642
Clovis Oncology, Inc. (A)	10	585
Enanta Pharmaceuticals, Inc. (A)	45	1,236
KaloBios Pharmaceuticals, Inc. (A)	53	232
NewLink Genetics Corporation (A)	31	680
Repligen Corporation (A)	62	851
Synergy Pharmaceuticals Inc. (A)	82	459
Vanda Pharmaceuticals Inc. (A)	53	654
Verastem, Inc. (A)	53	609
		5,948
Broadcasting – 0.5%		
Entravision Communications Corporation	64	389
Building Products – 3.5%		
American Woodmark Corporation (A)	21	826
Builders FirstSource, Inc. (A)	123	876
NCI Building Systems, Inc. (A)	56	987
		2,689
Casinos & Gaming – 1.5%		
Multimedia Games Holding Company, Inc. (A)	37	1,170
Communications Equipment – 2.8%		
Applied Optoelectronics, Inc. (A)	30	450
Procera Networks, Inc. (A)	38	$ 569
Ruckus Wireless, Inc (A)	42	594
ShoreTel, Inc. (A)	69	643
		2,256
Computer Storage & Peripherals – 1.2%		
Datalink Corporation (A)	52	564
Immersion Corporation (A)	36	368
		932
Construction & Farm Machinery & Heavy Trucks – 2.2%		
Commercial Vehicle Group, Inc. (A)	31	223
Greenbrier Companies, Inc. (The) (A)	23	762
Wabash National Corporation (A)	63	779
		1,764
Consumer Finance – 2.7%		
Regional Management Corp. (A)	35	1,177
Springleaf Holdings, Inc. (A)	34	865
		2,042
Electrical Components & Equipment – 0.4%		
LSI Industries Inc.	38	326
Electronic Equipment & Instruments – 0.6%		
CUI Global, Inc. (A)	71	451
Food Distributors – 0.9%		
Chefs' Warehouse Holdings, LLC (The) (A)	25	720
Food Retail – 1.9%		
Natural Grocers by Vitamin Cottage, Inc. (A)	37	1,580
Health Care Equipment – 5.7%		
Cardiovascular Systems Inc. (A)	32	1,080
Cynosure, Inc., Class A (A)	30	787
Oxford Immunotec Global plc (A)	29	570
Rockwell Medical, Inc. (A)	69	723
Sunshine Heart, Inc. (A)	62	597
Syneron Medical Ltd. (A)	24	299
Veracyte, Inc. (A)	32	463
		4,519
Health Care Facilities – 0.5%		
Surgical Care Affiliates, Inc. (A)	11	373
Health Care Supplies – 4.8%		
Quidel Corporation (A)	53	1,639
Spectranetics Corporation (The) (A)	65	1,623
TearLab Corp. (A)	55	514
		3,776
Health Care Technology – 1.5%		
HealthStream, Inc. (A)	25	$ 829
Streamline Health Solutions, Inc. (A)	47	327
		1,156
Heavy Electrical Equipment – 0.7%		
PowerSecure International, Inc. (A)	32	553
Homebuilding – 0.9%		
M/I Homes, Inc. (A)	27	687
Homefurnishing Retail – 0.9%		
Kirkland's, Inc. (A)	31	731
Internet Retail – 0.7%		
RetailMeNot, Inc., Series 1 (A)	20	582
Internet Software & Services – 8.0%		
Boingo Wireless, Inc. (A)	40	259
ChannelAdvisor Corporation (A)	19	792
Envestnet, Inc. (A)	36	1,438
Gogo Inc. (A)	15	380
Move, Inc. (A)	77	1,237
Responsys, Inc. (A)	43	1,176
SciQuest, Inc. (A)	12	336
SPS Commerce, Inc. (A)	12	797
		6,415
IT Consulting & Other Services – 1.8%		
InterXion Holding N.V. (A)	25	595
Virtusa Corporation (A)	22	823
		1,418
Leisure Facilities – 0.6%		
Town Sports International Holdings, Inc.	32	466
Leisure Products – 3.0%		
Arctic Cat Inc.	22	1,254
Black Diamond, Inc. (A)	36	477
Nautilus Group, Inc. (The) (A)	73	612
		2,343
Movies & Entertainment – 1.3%		
Rentrak Corporation (A)	28	1,057
Office Services & Supplies – 1.7%		
ARC Document Solutions, Inc. (A)	89	733
CyrusOne Inc.	29	652
		1,385
Oil & Gas Drilling – 0.6%		
Pioneer Drilling Company (A)	61	485

Micro Cap Growth *(in thousands)* DECEMBER 31, 2013

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Equipment & Services – 3.9%		
Basic Energy Services, Inc. (A)	66	$1,046
RigNet, Inc. (A)	28	1,328
Willbros Group, Inc. (A)	79	739
		3,113
Oil & Gas Exploration & Production – 1.5%		
Emerald Oil, Inc. (A)	104	793
Triangle Petroleum Corporation (A)	46	381
		1,174
Packaged Foods & Meats – 0.7%		
Inventure Foods, Inc. (A)	39	520
Personal Products – 1.0%		
Inter Parfums, Inc.	22	773
Pharmaceuticals – 1.6%		
Aerie Pharmaceuticals, Inc. (A)	53	952
XenoPort, Inc. (A)	59	339
		1,291
Regional Banks – 0.7%		
TriState Capital Holdings, Inc. (A)	48	572
Restaurants – 6.0%		
Chuy's Holdings, Inc. (A)	25	904
Del Frisco's Restaurant Group, Inc. (A)	34	794
Diversified Restaurant Holdings, Inc. (A)	38	180
Fiesta Restaurant Group, Inc. (A)	24	1,238
Noodles & Company, Class A (A)	11	381
Restaurants (Continued)		
Red Robin Gourmet Burgers, Inc. (A)	10	$ 750
Ruth's Hospitality Group, Inc.	44	620
		4,867
Security & Alarm Services – 0.5%		
MiX Telematics Limited, ADR (A)	32	393
Semiconductor Equipment – 0.7%		
Nanometrics Incorporated (A)	29	545
Semiconductors – 1.2%		
Exar Corporation (A)	39	457
MagnaChip Semiconductor Corporation (A)	25	488
		945
Specialty Stores – 1.1%		
Container Store Group, Inc. (The) (A)	18	855
Steel – 0.5%		
Universal Stainless & Alloy Products, Inc. (A)	11	386
Systems Software – 3.6%		
Gigamon Inc. (A)	20	553
Imperva, Inc. (A)	16	746
Mavenir Systems, Inc. (A)	36	404
Proofpoint, Inc. (A)	34	1,121
		2,824
Thrifts & Mortgage Finance – 0.5%		
PennyMac Financial Services, Inc., Class A (A)	25	433
Trading Companies & Distributors – 2.3%		
DXP Enterprises, Inc. (A)	11	$ 1,278
Stock Building Supply Holdings, Inc. (A)	31	567
		1,845
Trucking – 2.3%		
Celadon Group, Inc.	34	653
Marten Transport, Ltd.	30	613
Roadrunner Transportation Systems, Inc. (A)	22	582
		1,848
Wireless Telecommunication Service – 0.5%		
RingCentral, Inc., Class A (A)	22	395
TOTAL COMMON STOCKS – 96.7%		**$76,565**
(Cost: $50,754)		

SHORT-TERM SECURITIES	Principal	
Master Note – 3.1%		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (B)	$2,487	2,487
TOTAL SHORT-TERM SECURITIES – 3.1%		**$ 2,487**
(Cost: $2,487)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$79,052**
(Cost: $53,241)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**124**
NET ASSETS – 100.0%		**$79,176**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$76,565	$ —	$—
Short-Term Securities	—	2,487	—
Total	$76,565	$2,487	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.



Kimberly A. Scott

Below, Kimberly A. Scott, CFA, portfolio manager of Ivy Funds VIP Mid Cap Growth, discusses positioning, performance and results for the fiscal year ended December 31, 2013. She has managed the Portfolio since its inception in 2005 and has 26 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2013	
Ivy Funds VIP Mid Cap Growth	29.94%
Benchmark(s) and/or Lipper Category	
Russell Mid-Cap Growth Index (generally reflects the performance of securities that represent the mid-cap sector of the stock market)	35.74%
Lipper Variable Annuity Mid-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	36.35%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

In 2013, mid-cap growth stocks advanced in conjunction with the broader market, setting new all-time highs. The Russell Mid Cap Growth Index increased 35.74% in the year ended December 31, 2013. Performance across the sectors was more difficult to articulate as some of the pro-cyclical sectors, such as consumer discretionary and industrials, demonstrated strength in the index, while the some of the more defensive sectors, health care and consumer staples, also outperformed in the index. Within the index, financials, materials, telecom services, and information technology all materially underperformed. The energy sector produced index-like returns. The strength in the market and the individual sectors was a result of modest earnings growth coupled with sizable multiple expansion. We believe this multiple expansion was due to a confluence of factors including: 1) upward revisions to domestic economic growth both during the year and forthcoming, 2) positive evidence of a more constructive environment in Europe, 3) lack of underlying inflation risk, and 4) a more positive equity fund flows environment as interest rates begin to rise.

Portfolio in review

For the period, Ivy Funds VIP Mid Cap Growth underperformed the index. The investment philosophy and process for the portfolio was deployed in the same manner as in the past. We focused on companies with strong, profitable business models and low-levels of debt in the capital structure that are at valuation levels we believe are overestimating the growth decay. The portfolio's investment time horizon is three- to five-years.

In the first part of the year, we harvested gains in stocks that were in our stable growth category (well-managed, solid companies with durable business models) as we believed valuations had reached levels that were overestimating the growth rate during our time horizon. As the year progressed into the second half, we added back to the stable growth category as we found opportunities within higher-quality companies that were not participating in the strong market rally. Portfolio weighting in the unrecognized growth category (companies not widely known or their growth has slowed) decreased as a percentage of the total, primarily as the market gained comfort with growth prospects for these companies, such as CarMax, Inc. and Harman International Industries, Inc., versus any strategic allocation change from portfolio management. The year ended with a higher cash position, a more significant weighting in Greenfield growth companies (companies with highly innovative products or services) and a smaller allocation toward the unrecognized growth.

The Portfolio's most significant overweight for the period was information technology. It also had an overweight in financials and industrials. The Portfolio was slightly underweight consumer discretionary and more significantly underweight consumer staples, materials, telecommunications and utilities. A 4.5% cash position held over the course of the year was a significant drag on performance.

Industrials produced the largest negative variance in the portfolio in spite of sector outperformance and an overweight position. Underperformance in the transportation sub-sector coupled with negative returns in two stocks, Polypore International. Inc. and Fastenal Company explain most of variance. Strong stock selection in financials generated the largest positive contribution for the Portfolio during the period. Underweight positions in materials and telecommunications combined to make positive contributions for the year. Finally, on the positive side of the ledger, despite being underweight the outperforming consumer discretionary sector, we did slightly better than the sector as Harman International and Under Armour, Inc. highlighted strong stock selection in the sector.

Information technology was also a detractor from performance due to an overweight position and poor stock selection. Health care also created a headwind for the portfolio due to poor stock selection with Intuitive Surgical, Inc. and Varian Medical Systems, Inc., both long-term holdings. The Portfolio also underperformed in consumer staples due primarily to our view of extended valuations, coupled with stock selection.

The Portfolio's cash position, built at the beginning of the year and based on our view of some extended valuations, created a sizable headwind given market appreciation throughout the year. Finally, the Portfolio's derivatives were a very slight drag on performance as we sought protection given our assessment for more modest earnings growth prospects than the consensus assumed.

Outlook

A new year often brings renewed optimism, or in the case of the stock market, continued optimism. We remain fairly optimistic about what future holds for economic growth both here and abroad. As we enter 2014, we see little in the way of excesses built during the expansion that could create problems. Consumer lending has remained very subdued during this expansion, inventory levels across industrial companies remain below normal levels, and general animal spirits do not appear to have caused a significant negative variance to the important variables. In addition, 2014 should bring significantly less headwinds while some of prior developing sub-industries appear to be on stronger footing. In terms of the lessening headwinds, U.S. consumer spending should be stronger with the absence of an increased payroll tax. U.S. government spending will be less of a detractor to economic growth following the 2013 budget cuts, and lower input costs from growing energy supply. The additional headwind that we are monitoring into 2014 is the increased cost of health care brought on by the Affordable Care Act.

Following years of uncertainty about when the housing market would turn, 2013 ended the debate and housing appears to be on the upswing. Energy production in the U.S. has been positive to growth and we now believe it will present growth to other (energy derivative) companies that are set to take advantage of the lower input costs. Finally, it appears consumers are becoming more comfortable with revolving debt as the level has grown for the first time in multiple years.

With all that said, the performance of the stock market in 2013, and more specifically, the multiple expansion that occurred during the year, has made us a bit more concerned about the stock market performance into 2014. We made some concerning observations on the stock market, and more specifically, the mid-cap growth index internals as we dissected the performance in 2013. Given the rapid pace of IPO (initial public offering) issuances (the Portfolio typically does not invest in IPOs), the performance of lower quality non-earners, and very high valuations for some of the high-octane growth stocks, we believe 2014 could be a more difficult year for the market at times. As such, we believe Portfolio success will be driven primarily by stock selection and we have taken a more neutral view of sector allocation, albeit remaining underweight perennial underweights: materials, telecommunications and utilities.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in mid-cap stocks may be more risky and volatile than investments in larger, more established companies. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Mid Cap Growth.

Asset Allocation

Stocks	**96.4%**
Consumer Discretionary	22.6%
Information Technology	21.5%
Industrials	16.1%
Health Care	12.9%
Financials	9.0%
Energy	7.6%
Consumer Staples	5.7%
Materials	1.0%
Purchased Options	**0.0%**
Cash and Cash Equivalents	**3.6%**

Top 10 Equity Holdings

Company	Sector
Northern Trust Corporation	Financials
Microchip Technology Incorporated	Information Technology
Expeditors International of Washington, Inc.	Industrials
Signature Bank	Financials
First Republic Bank	Financials
Varian Medical Systems, Inc.	Health Care
Fastenal Company	Industrials
Fortune Brands Home & Security, Inc.	Industrials
Vantiv, Inc., Class A	Information Technology
Dunkin' Brands Group, Inc.	Consumer Discretionary

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.



(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2) Because the Portfolio commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of April 30, 2005.

Average Annual Total Return[3]	
1-year period ended 12-31-13	29.94%
5-year period ended 12-31-13	23.14%
10-year period ended 12-31-13	—
Since inception of Portfolio[4] through 12-31-13	12.01%

(3) Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(4) 4-28-05 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Mid Cap Growth *(in thousands)* DECEMBER 31, 2013

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 2.3%		
Expeditors International of Washington, Inc.	217	$ 9,616
Apparel Retail – 1.2%		
DSW Inc., Class A	118	5,044
Apparel, Accessories & Luxury Goods – 5.0%		
Burberry Group plc (A)	198	4,982
Carter's, Inc.	59	4,200
Michael Kors Holdings Limited (B)	49	3,995
Tumi Holdings, Inc. (B)	57	1,282
Under Armour, Inc., Class A (B)	83	7,237
		21,696
Application Software – 3.6%		
ANSYS, Inc. (B)	71	6,161
Solera Holdings, Inc.	91	6,428
Ultimate Software Group, Inc. (The) (B)	19	2,842
		15,431
Asset Management & Custody Banks – 3.5%		
Northern Trust Corporation	188	11,663
Oaktree Capital Group, LLC	59	3,442
		15,105
Auto Parts & Equipment – 1.7%		
Gentex Corporation	219	7,220
Automotive Retail – 1.9%		
CarMax, Inc. (B)	176	8,268
Biotechnology – 1.3%		
Alkermes plc (B)	30	1,232
Medivation, Inc. (B)	65	4,139
		5,371
Building Products – 2.1%		
Fortune Brands Home & Security, Inc.	196	8,955
Coal & Consumable Fuels – 1.2%		
Joy Global Inc.	90	5,276
Communications Equipment – 2.7%		
Aruba Networks, Inc. (B)	240	4,295
F5 Networks, Inc. (B)	78	7,105
		11,400
Computer Storage & Peripherals – 2.1%		
Fusion-io, Inc. (B)	368	3,280
NetApp, Inc.	137	5,645
		8,925
Consumer Electronics – 1.9%		
Harman International Industries, Incorporated	98	8,021
Data Processing & Outsourced Services – 2.1%		
Vantiv, Inc., Class A (B)	274	8,937

COMMON STOCKS (Continued)	Shares	Value
Department Stores – 1.1%		
Nordstrom, Inc.	74	$ 4,589
Distillers & Vintners – 1.0%		
Brown-Forman Corporation, Class B	58	4,403
Distributors – 2.0%		
LKQ Corporation (B)	253	8,322
Electrical Components & Equipment – 1.5%		
Polypore International, Inc. (B)	167	6,492
Electronic Manufacturing Services – 1.5%		
Trimble Navigation Limited (B)	190	6,584
Environmental & Facilities Services – 1.2%		
Stericycle, Inc. (B)	45	5,274
Fertilizers & Agricultural Chemicals – 1.0%		
Scotts Miracle-Gro Company (The)	68	4,219
Health Care Distributors – 1.7%		
Henry Schein, Inc. (B)	64	7,324
Health Care Equipment – 5.3%		
Intuitive Surgical, Inc. (B)	17	6,568
Varian Medical Systems, Inc. (B)	116	9,039
Zimmer Holdings, Inc.	72	6,733
		22,340
Health Care Facilities – 2.3%		
Acadia Healthcare Company, Inc. (B)	75	3,547
Hologic, Inc. (B)	282	6,301
		9,848
Health Care Services – 1.0%		
Premier Inc. (B)	119	4,369
Health Care Supplies – 1.3%		
DENTSPLY International Inc.	113	5,500
Hotels, Resorts & Cruise Lines – 1.7%		
Norwegian Cruise Line Holdings Ltd. (B)	208	7,392
Industrial Machinery – 5.4%		
Flowserve Corporation	57	4,478
Graco Inc.	40	3,148
IDEX Corporation	100	7,355
Pall Corporation	96	8,172
		23,153
Internet Retail – 0.8%		
HomeAway, Inc. (B)	80	3,256

COMMON STOCKS (Continued)	Shares	Value
Internet Software & Services – 2.9%		
OpenTable, Inc. (B)	51	$ 4,036
WebMD Health Corp., Class A (B)	109	4,292
Zillow, Inc. (B)	47	3,829
		12,157
IT Consulting & Other Services – 1.6%		
Teradata Corporation (B)	148	6,751
Leisure Products – 1.4%		
Mattel, Inc.	126	5,976
Oil & Gas Drilling – 1.2%		
Patterson-UTI Energy, Inc.	207	5,237
Oil & Gas Equipment & Services – 1.0%		
Dril-Quip, Inc. (B)	39	4,276
Oil & Gas Exploration & Production – 4.2%		
Cabot Oil & Gas Corporation	137	5,304
Continental Resources, Inc. (B)	53	5,924
Southwestern Energy Company (B)	160	6,302
		17,530
Packaged Foods & Meats – 3.7%		
Hain Celestial Group, Inc. (The) (B)	83	7,526
Mead Johnson Nutrition Company	99	8,254
		15,780
Personal Products – 1.0%		
Coty Inc., Class A	266	4,063
Regional Banks – 5.5%		
First Republic Bank	176	9,224
Signature Bank (B)	88	9,405
UMB Financial Corporation	69	4,432
		23,061
Research & Consulting Services – 1.5%		
Verisk Analytics, Inc., Class A (B)	95	6,211
Restaurants – 2.3%		
Dunkin' Brands Group, Inc.	182	8,748
Panera Bread Company, Class A (B)	8	1,378
		10,126
Semiconductors – 4.0%		
Cavium Inc. (B)	48	1,651
Microchip Technology Incorporated	237	10,607
Skyworks Solutions, Inc. (B)(C)	174	4,969
		17,227

Mid Cap Growth *(in thousands)* DECEMBER 31, 2013

COMMON STOCKS (Continued)	Shares	Value
Specialty Stores – 1.6%		
Ulta Salon, Cosmetics & Fragrance, Inc. (B)	70	$ 6,756
Systems Software – 1.0%		
ServiceNow, Inc. (B)	75	4,223
Trading Companies & Distributors – 2.1%		
Fastenal Company	189	8,970
TOTAL COMMON STOCKS – 96.4%		**$410,674**
(Cost: $315,698)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Skyworks Solutions, Inc., Put $26.00, Expires 2-21-14, OTC (Ctrpty: Societe Generale Bank)	1,545	$ 100
TOTAL PURCHASED OPTIONS – 0.0%		**$ 100**
(Cost: $153)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.8%		
Federal Home Loan Bank, 0.050%, 2-24-14 (D)	$2,500	2,500
Nestle Finance International Ltd. (GTD by Nestle S.A.), 0.065%, 1-6-14 (D)	3,000	3,000
St. Jude Medical, Inc., 0.180%, 2-3-14 (D)	6,367	6,366
		11,866
Master Note – 0.8%		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (E)	$3,307	$ 3,307
TOTAL SHORT-TERM SECURITIES – 3.6%		**$ 15,173**
(Cost: $15,173)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$425,947**
(Cost: $331,024)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		**(175)**
NET ASSETS – 100.0%		**$425,772**

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D)Rate shown is the yield to maturity at December 31, 2013.

(E)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following written options were outstanding at December 31, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Skyworks Solutions, Inc.	Societe Generale Bank	Put	1,545	February 2014	$23.00	$ 42	$ (31)
	Societe Generale Bank	Call	1,545	February 2014	30.00	125	(147)
						$167	$(178)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$410,674	$ —	$—
Purchased Options	—	100	—
Short-Term Securities	—	15,173	—
Total	$410,674	$15,273	$—
Liabilities			
Written Options	$ —	$ 178	$—

During the period ended December 31, 2013, securities totaling $2,717 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2012.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.



Mira Stevovich

Below, Mira Stevovich, CFA, portfolio manager of Ivy Funds VIP Money Market, discusses positioning, performance and results for the fiscal year ended December 31, 2013. She has managed the Portfolio for 15 years and has 26 years of industry experience.

The Portfolio's fiscal year ended December 31, 2013 with short term rates at the same low levels as they began the year. The Federal Reserve (Fed) continued to maintain a policy that provided liquidity to the economy. During the fiscal year, the credit and money markets continued to be affected by low rates, but remained relatively calm. The economy showed signs of improvement, but continued elevated unemployment, tepid growth, and a low rate of inflation allowed for the continuation of an ultra-low federal funds target rate.

Lower rates, higher-quality bias

The fiscal year started with the federal funds rate at between 0 and 0.25%, where it remains to date. The Fed's current approach to targeting the federal funds rate is to maintain a low rate while the unemployment rate remains above 6 1/2%, the Fed's 2% long-run inflation goal is not exceeded by more than a half percentage point in the one- and two -year projection, and the expectations for longer-term inflation continue to be well anchored.

The drastically low rates of interest during the fiscal year restrained the performance of the Portfolio and rates on money market investments, in general. The Securities and Exchange Commission (SEC) regulation requiring 30% of the Portfolio mature in five business days or less also affected the Portfolio return because very short maturities tend to carry the lowest interest rates. Asset growth in the money markets and diminished supply of securities at times, also kept investment rates low. Within the confines of the Portfolio's liquidity and maturity requirements, we sought to maintain yield by purchasing longer-dated securities when credit spreads were wide. We also invested in floating rate notes based on the three-month London Interbank Offered Rate (LIBOR). These notes carry an attractive rate of investment, while allowing us to maintain a modest "weighted average maturity" (WAM) of the Portfolio. The LIBOR rate began the fiscal year at 0.3050% and gradually decreased to end the fiscal year at 0.2461%. Credit spreads also narrowed as the fiscal year ended, further compressing yields.

Credit quality remained an important factor in the management and performance of the Portfolio. We are cautious in our review of the companies and securities in which we invest. We select investments that we believe to be of the highest credit quality, based on our credit risk constraints, although this higher-quality bias can hold down yield.

Staying the course

This past year, we have emphasized investments of the highest credit quality from many industries and sectors, and we intend to continue to do so going forward. We remain very selective of our investments. Corporate debt was used as an alternative investment, when possible. We anticipate that we will continue to use floating-rate securities in the coming fiscal year, pending future developments in the money markets. We intend to include U.S. Treasury and government agency securities, as necessary.

In December, the Fed voted to begin diminishing the amount of liquidity it was providing to the economy, by lowering the amount of U.S. Treasury securities it purchased. This decision did not imply any change in the level of short term interest rates, however. In fact, it may be mid 2015 before any change would impact money market rates. As a result, we will continue to manage the Portfolio in a similar fashion based on the continued low interest rate environment.

We are managing the Portfolio to comply with SEC regulations of money market funds, which were introduced in 2010. The SEC added these regulations in an effort to provide money market investors with greater protection and more timely information about the fund in which they invest. To this end, we are maintaining daily and weekly liquidity levels according to the regulations, to provide for the liquidity needs of our shareholders. We will continue to manage the Portfolio in a prudent manner and in accordance with SEC regulations.

Please remember that an investment in the Portfolio is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Portfolio.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Asset Allocation

Corporate Obligations	**71.8%**
Notes	29.1%
Commercial Paper	27.4%
Certificate Of Deposit	12.8%
Master Note	2.5%
Municipal Obligations	**24.7%**
United States Government and Government Agency Obligations	**2.7%**
Cash and Other Assets, Net of Liabilities	**0.8%**

CORPORATE OBLIGATIONS

	Principal	Value
Certificate Of Deposit		
Banco del Estado de Chile:		
0.190%, 1-6-14	$ 2,200	$ 2,200
0.220%, 1-10-14	3,000	3,000
0.390%, 1-22-14 (A) . . .	3,800	3,800
0.200%, 2-26-14	10,000	10,000
0.200%, 3-11-14	600	600
Bank of America, N.A.:		
0.170%, 1-21-14	1,000	1,000
0.200%, 2-20-14	7,600	7,600
0.200%, 2-24-14	5,700	5,700
0.190%, 3-17-14	14,500	14,500
Citibank, N.A.:		
0.210%, 2-3-14	5,000	5,000
0.170%, 3-3-14	7,000	7,000
0.170%, 3-3-14	5,500	5,500
0.170%, 3-4-14	11,500	11,500
Total Certificate Of Deposit – 12.8%		**77,400**
Commercial Paper		
Anheuser-Busch InBev Worldwide Inc. (GTD by AB INBEV/BBR/COB):		
0.240%, 1-13-14 (B)	4,300	4,300
0.220%, 2-14-14 (B)	4,050	4,049
0.220%, 2-20-14 (B)	8,850	8,847
0.200%, 3-4-14 (B)	12,000	11,996
Army & Air Force Exchange Service,		
0.110%, 1-27-14 (B)	2,000	2,000
Bank of Nova Scotia:		
0.140%, 1-22-14 (B)	4,500	4,500
0.140%, 3-10-14 (B)	5,000	4,998
0.220%, 5-22-14 (B)	10,000	9,991
Coca-Cola Company (The),		
0.100%, 3-10-14 (B)	10,000	9,998
COFCO Capital Corp. (GTD by Rabobank Nederland),		
0.170%, 1-23-14 (B)	5,500	5,499
Corporacion Andina de Fomento:		
0.150%, 1-28-14 (B)	3,500	3,499
0.150%, 3-7-14 (B)	5,000	4,999
0.190%, 3-18-14 (B)	6,000	5,998
Exxon Mobil Corporation,		
0.010%, 1-2-14 (B)	15,000	15,000
GlaxoSmithKline Finance plc (GTD by GlaxoSmithKline plc),		
0.150%, 1-6-14 (B)	2,500	2,500
ICICI Bank Limited (GTD by Wells Fargo Bank, N.A.),		
0.140%, 1-21-14 (B)	3,000	3,000
J.P. Morgan Chase & Co.,		
0.320%, 1-22-14 (A)(B) . .	1,902	1,902
John Deere Canada ULC (GTD by Deere & Company),		
0.100%, 1-8-14 (B)	3,500	3,500
L Air Liquide S.A.,		
0.170%, 1-27-14 (B)	2,400	2,400
McCormick & Co. Inc.,		
0.100%, 1-2-14 (B)	2,211	2,211

CORPORATE OBLIGATIONS (Continued)

	Principal	Value
Commercial Paper (Continued)		
Peninsula Ports Auth of VA, Coal Terminal Rev Rfdg Bonds (Dominion Terminal Assoc Proj), Ser 1987-A (GTD by U.S. Bank, N.A.),		
0.100%, 2-3-14 (B)	$ 3,000	$ 3,000
Prudential Funding, LLC (GTD by Prudential Financial, Inc.),		
0.040%, 1-2-14 (B)	5,218	5,218
River Fuel Company #2, Inc. (GTD by Bank of Nova Scotia),		
0.150%, 1-31-14 (B) . . .	925	925
St. Jude Medical, Inc.:		
0.120%, 1-9-14 (B)	15,000	15,000
0.160%, 1-24-14 (B) . . .	4,300	4,299
Toronto-Dominion Holdings USA Inc. (GTD by Toronto Dominion Bank):		
0.120%, 1-9-14 (B)	4,500	4,500
0.120%, 2-4-14 (B)	4,000	3,999
Wisconsin Electric Power Co.:		
0.170%, 1-9-14 (B)	5,100	5,100
0.160%, 1-10-14 (B) . . .	11,500	11,499
Wisconsin Gas LLC,		
0.110%, 1-8-14 (B)	1,000	1,000
Total Commercial Paper – 27.4%		**165,727**
Master Note		
Toyota Motor Credit Corporation,		
0.091%, 1-7-14 (C) . . .	14,938	14,938
Total Master Note – 2.5%		**14,938**
Notes		
American Honda Finance Corp.:		
0.240%, 3-12-14 (C) . .	16,600	16,600
1.850%, 9-19-14	3,000	3,032
American Honda Finance Corp. (GTD by Honda Motor Co.),		
0.264%, 1-17-14 (C) . .	7,300	7,300
Banco del Estado de Chile,		
0.370%, 1-22-14 (C) . .	10,000	10,000
Bank of Nova Scotia:		
0.240%, 1-1-14 (C) . . .	2,500	2,500
0.500%, 1-3-14 (C) . . .	3,500	3,500
Baxter International Inc.,		
0.410%, 3-11-14 (C) . .	4,900	4,907
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited):		
5.500%, 4-1-14	5,978	6,057
1.125%, 11-21-14	4,000	4,029

CORPORATE OBLIGATIONS (Continued)

	Principal	Value
Notes (Continued)		
Caterpillar Financial Services Corporation:		
6.125%, 2-17-14	$ 5,700	$ 5,742
1.125%, 12-15-14	1,060	1,068
Caterpillar Financial Services Corporation (GTD by Caterpillar Inc.),		
1.375%, 5-20-14	1,250	1,256
Danaher Corporation,		
1.300%, 6-23-14	4,935	4,959
General Electric Capital Corporation:		
0.870%, 1-7-14 (C)	3,600	3,606
2.100%, 1-7-14	4,370	4,371
0.870%, 3-2-14 (C)	3,400	3,410
5.500%, 6-4-14	1,500	1,533
2.150%, 1-9-15	500	509
IBM International Group Capital LLC (GTD by International Business Machines Corporation),		
0.540%, 2-26-14 (C)	1,500	1,500
J.P. Morgan Chase & Co.:		
0.320%, 1-22-14 (C)	1,650	1,650
1.040%, 1-24-14 (C)	1,300	1,301
2.050%, 1-24-14	1,229	1,230
0.320%, 3-7-14 (C)	4,750	4,750
4.650%, 6-1-14	7,000	7,120
John Deere Capital Corporation:		
0.340%, 1-12-14 (C)	900	901
1.600%, 3-3-14	1,740	1,744
Johnson City, TN Hlth and Edu Fac, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2013A (GTD by U.S. Bank, N.A.),		
0.050%, 1-7-14 (C)	5,500	5,500
JP Morgan Chase Bank, N.A.,		
0.240%, 3-11-14 (C)	7,000	7,001
PACCAR Financial Corp.,		
0.490%, 3-8-14 (C)	5,330	5,336
PACCAR Financial Corp. (GTD by PACCAR Inc.),		
0.540%, 3-11-14 (C)	15,000	15,010
SD Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Sioux Vly Hosp and Hlth Sys), Ser 2001C (GTD by U.S. Bank, N.A.),		
0.050%, 1-7-14 (C)	5,000	5,000
Target Corporation,		
0.420%, 1-18-14 (C)	2,300	2,302
Toyota Motor Credit Corporation:		
0.260%, 1-1-14 (C)	3,000	3,000
0.410%, 1-23-14 (C)	2,500	2,504
0.240%, 2-22-14 (C)	8,000	8,000

Money Market *(in thousands)* DECEMBER 31, 2013

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank, N.A.), 0.170%, 1-7-14 (C)	$1,022	$ 1,022
Wells Fargo & Company, 3.750%, 10-1-14	5,800	5,943
Wells Fargo Bank, N.A.:		
0.310%, 1-21-14 (C)	3,000	3,000
0.290%, 3-10-14 (C)	3,500	3,500
0.290%, 3-17-14 (C)	4,500	4,500
Total Notes – 29.1%		**176,193**
TOTAL CORPORATE OBLIGATIONS – 71.8%		**$434,258**
(Cost: $434,258)		

MUNICIPAL OBLIGATIONS	Principal	Value
California – 5.5%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/ West), Ser 1998B (GTD by Bank of America, N.A.), 0.030%, 1-1-14 (C)	900	900
CA Infra and Econ Dev Bank, Var Rate Dnd Rfdg Rev Bds (LA Cnty Mus of Nat Hist Fndtn), Ser 2008A (GTD by Wells Fargo Bank, N.A.), 0.010%, 1-1-14 (C)	1,900	1,900
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron U.S.A. Inc. Proj), Ser 2010C (GTD by Chevron Corporation), 0.010%, 1-1-14 (C)	4,314	4,314
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (GTD by JPMorgan Chase Bank, N.A.), 0.020%, 1-1-14 (C)	2,979	2,979
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (1030 Post Street Apts), Ser 2005 Y, 0.050%, 1-7-14 (C)	5,300	5,300
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/ Phase I), Ser 2005 I (GTD by United States Government), 0.050%, 1-7-14 (C)	8,700	8,700

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
California (Continued)		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by United States Government), 0.050%, 1-7-14 (C)	$2,232	$ 2,232
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (GTD by U.S. Bank, N.A.), 0.040%, 1-7-14 (C)	5,000	5,000
Muni Impvt Corp of Los Angeles, Lease Rev, Ser B-1 (Taxable), (GTD by Wells Fargo Bank, N.A.), 0.120%, 1-15-14 (C)	2,000	2,000
		33,325
Colorado – 1.6%		
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank, N.A.), 0.100%, 1-7-14 (C)	4,200	4,200
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank, N.A.), 0.060%, 1-7-14 (C)	3,110	3,110
Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (GTD by Wells Fargo Bank, N.A.), 0.060%, 1-7-14 (C)	250	250
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ-Ser A-1 (GTD by JPMorgan Chase & Co.):		
0.110%, 1-7-14 (C)	1,500	1,500
0.300%, 1-7-14 (C)	550	550
		9,610
Florida – 0.5%		
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America, N.A.), 0.050%, 1-1-14 (C)	3,060	3,060
Georgia – 3.1%		
Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GA Power Co Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Company), 0.050%, 1-1-14 (C)	2,275	2,275

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Georgia (Continued)		
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser A (Taxable), (GTD by Wells Fargo Bank, N.A.), 0.180%, 1-21-14 (C)	$12,310	$12,310
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), 0.120%, 1-22-14 (C)	4,000	4,000
		18,585
Illinois – 0.3%		
Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hlthcare Org (GTD by JPMorgan Chase Bank, N.A.), 0.050%, 1-7-14 (C)	640	640
IL Fin Auth, Var Rate Demand Rev Bonds (The Univ of Chicago Med Ctr), Ser D (GTD by JPMorgan Chase & Co.), 0.040%, 1-1-14 (C)	1,000	1,000
		1,640
Iowa – 0.2%		
IA Fin Auth, Var Rate Demand Hlth Fac Rev Bonds (Great River Med Ctr Proj), Ser 2008 (GTD by Great River Medical Center), 0.060%, 1-1-14 (C)	1,165	1,165
Louisiana – 1.3%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.040%, 1-1-14 (C)	3,941	3,941
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.040%, 1-7-14 (C)	2,350	2,350
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (GTD by Exxon Mobil Corporation), 0.020%, 1-1-14 (C)	1,600	1,600
		7,891

Money Market *(in thousands)* DECEMBER 31, 2013

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Maryland – 0.1%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.130%, 1-7-14 (C)	$ 525	$ 525
Michigan – 0.3%		
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.040%, 1-1-14 (C)	1,900	1,900
Mississippi – 4.3%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.020%, 1-1-14 (C)	13,537	13,537
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.020%, 1-1-14 (C)	4,820	4,820
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2010J (GTD by Chevron Corporation), 0.020%, 1-1-14 (C)	4,332	4,332
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.020%, 1-1-14 (C)	3,300	3,300
		25,989
Missouri – 0.2%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.150%, 1-7-14 (C)	1,340	1,340
New Jersey – 0.5%		
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp Issue, Ser 2008C (GTD by JPMorgan Chase & Co.), 0.040%, 1-7-14 (C)	3,200	3,200
New York – 3.7%		
NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank, N.A.), 0.040%, 1-7-14 (C)	$ 2,000	$ 2,000
NY Hsng Fin Agy, Related West 30th Street Hsng Rev Bonds, Ser 2012 A-1 (GTD by Wells Fargo Bank, N.A.), 0.040%, 1-7-14 (C)	1,800	1,800
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corporation), 0.050%, 1-7-14 (C)	900	900
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America, N.A.), 0.050%, 1-7-14 (C)	14,600	14,600
NYC Hsng Dev Corp, Multi-Fam Mtg Rev Bonds (Target V Apt), Ser 2006A (GTD by Citibank, N.A.), 0.060%, 1-7-14 (C)	3,000	3,000
		22,300
Oregon – 0.1%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank, N.A.), 0.050%, 1-7-14 (C)	700	700
Texas – 1.8%		
Port Arthur Nav Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bnds (Air Prdts Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.040%, 1-1-14 (C)	2,250	2,250
Port Arthur Nav Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bnds (Air Prdts Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.040%, 1-1-14 (C)	8,720	8,720
		10,970
Wisconsin – 0.9%		
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (GTD by JPMorgan Chase Bank, N.A.), 0.040%, 1-7-14 (C)	5,100	5,100
Wyoming – 0.3%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 1992 (GTD by Chevron Corporation), 0.020%, 1-1-14 (C)	$1,906	$ 1,906
TOTAL MUNICIPAL OBLIGATIONS – 24.7%		**$149,206**
(Cost: $149,206)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States Government Agency Obligations		
Overseas Private Investment Corporation (GTD by United States Government):		
0.120%, 1-3-14 (C)	9,300	9,300
0.120%, 1-7-14 (C)	2,250	2,250
0.120%, 1-7-14 (C)	1,750	1,750
0.120%, 1-7-14 (C)	1,615	1,615
0.120%, 1-7-14 (C)	981	981
Totem Ocean Trailer Express, Inc. (GTD by United States Government), 0.490%, 1-30-14 (C)	655	655
Total United States Government Agency Obligations – 2.7%		**16,551**
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 2.7%		**$ 16,551**
(Cost: $16,551)		
TOTAL INVESTMENT SECURITIES – 99.2%		**$600,015**
(Cost: $600,015)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8%		**4,681**
NET ASSETS – 100.0%		**$604,696**

Money Market *(in thousands)* DECEMBER 31, 2013

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013.

(B)Rate shown is the yield to maturity at December 31, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets or the next demand date.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$—	$434,258	$—
Municipal Obligations	—	149,206	—
United States Government Agency Obligations	—	16,551	—
Total	$—	$600,015	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.



Joseph R. Betlej

Lowell R. Bolken

Ivy Funds VIP Real Estate Securities is subadvised by Advantus Capital Management, Inc. Below, Joseph R. Betlej, CFA, and Lowell R. Bolken, portfolio managers of Ivy Funds VIP Real Estate Securities, discuss positioning, performance and results for the fiscal year ended December 31, 2013. Mr. Betlej has managed the Portfolio since its inception in 2004 and has 29 years of industry experience. Mr. Bolken has managed the Portfolio since 2005 and has 24 years of industry experience. Matthew K. Richmond of Advantus Capital Management, Inc. was named a portfolio manager on January 2, 2014, replacing Mr. Betlej. Mr. Richmond has 19 years of industry experience.

Fiscal year Performance

For the 12 Months Ended December 31, 2013

Ivy Funds VIP Real Estate Securities	1.13%
Benchmark(s) and/or Lipper Category	
Wilshire Real Estate Securities Index	2.14%
(generally reflects the performance of securities representing the commercial real estate market)	
Lipper Variable Annuity Real Estate Funds Universe Average	1.58%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Slow economic growth overhangs market

The U.S. economy continued its slow but steady growth during the fiscal year ended December 31, 2013. Although the economy was buffeted by fiscal cliff concerns, sequestration, a government shutdown, the tapering of quantitative easing and budget discussions, it showed strength and by the end of the year had powered through all these issues.

Commercial real estate occupancy and rental rate growth continued to improve during the year. Apartments, hotels and self-storage companies showed the most growth. By year end, more property types had shared in some of the sector's strength, with better results coming from warehouse and central business district office companies.

The real estate securities market began the year with strong performance, led by more defensive, high-yielding stocks and some lesser quality stocks. When discussions began in May of a "tapering" in the Federal Reserve's quantitative-easing program, however, REITs and other high-yielding stocks corrected substantially. Companies with better growth prospects led performance later in the year.

Non-benchmark holdings in hotel managers and franchisers, homebuilders and cell tower companies delivered the strongest performance. All three sectors reflected the improving economy and showed significant strength in earnings growth.

Positioning reflects difficult year

The Portfolio had a small positive return for the year, but trailed its benchmark index and peer group average. Performance was negatively affected by an overweight in the apartment sector and by stock selection in that sector, and by an underweight to hotel REITS and stock selections in that sector. Apartments showed weakness, as earnings growth slowed.

Strength in the economy and in real estate fundamentals led us to position the Portfolio for what we consider more sustainable growth opportunities. We favored companies that we judge to have quality balance sheets. When acquiring properties, these companies continued to have a strong cost-of-capital advantage over many of their peers.

We reduced Portfolio holdings in more interest-rate-sensitive sectors after interest rates began to increase. Anticipating a continued rise in interest rates, we sold healthcare facility, net-lease and commercial mortgage REITs.

In addition to the non-benchmark holdings, the Portfolio had overweight positions in apartments and regional malls, anticipating their outsized growth opportunities and exposure to improved consumer spending.

We continued to stress quality and sustainable growth in the Portfolio. While this approach negatively affected relative performance early in the year, the strategy was more supportive by year end. In general, we favored companies that have made creative acquisitions or that have development pipelines we believe can capture economic growth.

Rising rates likely to affect REIT fundamentals

Continuing the trend from 2013, we think 2014 sets up to be a battle between improving underlying fundamentals and rising interest rates. We think economic and employment growth will improve from sluggish levels in 2013. Job growth is biggest driver of demand for commercial real estate and we think it will support improvement in the sector's fundamentals. We think interest rates will increase, but not nearly as aggressively as in 2013. We are limiting the Portfolio's exposure to interest rates while positioning it for what we believe are better growth opportunities.

We think rising interest rates are likely to lead to an increase in capitalization rates for commercial real estate, suppressing valuations. We also think improved economic conditions and rental revenue increases are likely to offset some of the contraction in REIT earnings multiples. The high quality of REIT balance sheets helps lower their cost of capital, an advantage they can leverage when acquiring properties. Lenders generally see REITs as lower risk borrowers, a key reason why increased interest rates will affect REITs less than private real estate competitors.

While markets such as apartments and assisted living facilities are seeing significant new construction, rent growth in most other commercial real estate sectors has not improved enough to spur new construction. We think the trend of limited new construction is likely to continue in 2014.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment. Investment risks associated with real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values. Real estate securities are subject to interest-rate risk and, as such, the Portfolio's net asset value may fall as interest rates rise. Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Real Estate Securities.

Real Estate Securities

Asset Allocation

Stocks	**97.2%**
Financials	90.7%
Telecommunication Services	2.4%
Consumer Discretionary	2.3%
Health Care	0.9%
Industrials	0.9%
Cash and Cash Equivalents	**2.8%**

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
ProLogis	Financials	Industrial REITs
Boston Properties, Inc.	Financials	Office REITs
Public Storage, Inc.	Financials	Specialized REITs
Host Hotels & Resorts, Inc.	Financials	Specialized REITs
Equity Residential	Financials	Residential REITs
Ventas, Inc.	Financials	Specialized REITs
AvalonBay Communities, Inc.	Financials	Residential REITs
HCP, Inc.	Financials	Specialized REITs
General Growth Properties, Inc.	Financials	Retail REITs

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Real Estate Securities

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Real Estate Securities(1) $20,393
Wilshire Real Estate Securities Index(2) $21,612
5-27 2004
12-31 2004
12-31 2005
12-31 2006
12-31 2007
12-31 2008
12-31 2009
12-31 2010
12-31 2011
12-31 2012
12-31 2013

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

(2)Because the Portfolio commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of May 31, 2004.

Average Annual Total Return[3]	
1-year period ended 12-31-13	1.13%
5-year period ended 12-31-13	14.71%
10-year period ended 12-31-13	—
Since inception of Portfolio[4] through 12-31-13	7.70%

(3)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

(4)5-27-04 (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

COMMON STOCKS	Shares	Value
Diversified REITs – 2.1%		
Spirit Realty Capital, Inc.	23	$ 228
Vornado Realty Trust	7	603
		831
Health Care Facilities – 0.9%		
Brookdale Senior Living, Inc. (A)	14	378
Homebuilding – 0.9%		
Lennar Corporation (B)	4	154
Toll Brothers, Inc. (A)	5	193
		347
Hotels, Resorts & Cruise Lines – 1.4%		
Marriott International, Inc., Class A	5	232
Starwood Hotels & Resorts Worldwide, Inc.	4	333
		565
Industrial REITs – 6.3%		
EastGroup Properties, Inc. . . .	9	529
ProLogis	51	1,877
Pure Industrial Real Estate Trust (C)	28	128
		2,534
Investment Banking & Brokerage – 0.0%		
Marcus & Millichap, Inc. (A) . .	1	9
Office REITs – 14.7%		
BioMed Realty Trust, Inc.	30	538
Boston Properties, Inc.	17	1,666
Brandywine Realty Trust	11	152
Digital Realty Trust, Inc.	10	501
Duke Realty Corporation	41	617
Hudson Pacific Properties, Inc.	23	505
Kilroy Realty Corporation	10	517
Parkway Properties, Inc.	30	570
SL Green Realty Corp.	9	822
		5,888
Office Services & Supplies – 0.9%		
CyrusOne Inc.	16	349
Real Estate Operating Companies – 1.0%		
Forest City Enterprises, Inc., Class A (A)	21	393
Residential REITs – 14.5%		
Apartment Investment and Management Company, Class A	13	330
AvalonBay Communities, Inc.	11	1,277

COMMON STOCKS (Continued)	Shares	Value
Residential REITs (Continued)		
Boardwalk Real Estate Investment Trust (C)	6	$ 321
Camden Property Trust	14	819
Campus Crest Communities, Inc.	13	120
Equity Lifestyle Properties, Inc.	5	178
Equity Residential	26	1,339
Essex Property Trust, Inc. . . .	5	711
Mid-America Apartment Communities, Inc.	12	717
		5,812
Retail REITs – 26.5%		
Acadia Realty Trust	18	452
Agree Realty Corporation . . .	8	232
AmREIT, Inc., Class B	9	144
Brixmor Property Group Inc.	11	218
CBL & Associates Properties, Inc.	24	438
DDR Corp.	47	722
Equity One, Inc.	17	373
Federal Realty Investment Trust	4	436
General Growth Properties, Inc.	48	970
Kimco Realty Corporation . .	13	257
Kite Realty Group Trust	35	228
Macerich Company (The) . .	12	718
Retail Opportunity Investments Corp.	16	237
RioCan Real Estate Investment Trust (C)	19	431
Simon Property Group, Inc.	28	4,191
Tanger Factory Outlet Centers, Inc.	10	330
Weingarten Realty Investors	11	293
		10,670
Specialized REITs – 25.3%		
Chesapeake Lodging Trust	15	369
CubeSmart	31	486
Extra Space Storage Inc. . . .	19	800
HCP, Inc.	33	1,199
Health Care REIT, Inc.	17	916
Host Hotels & Resorts, Inc.	75	1,449
LaSalle Hotel Properties	7	222
Plum Creek Timber Company, Inc.	4	172
Public Storage, Inc.	11	1,655

COMMON STOCKS (Continued)	Shares	Value
Specialized REITs (Continued)		
Sabra Health Care REIT, Inc.	6	$ 154
Sovran Self Storage, Inc.	4	274
Summit Hotel Properties, Inc.	45	409
Sunstone Hotel Investors, Inc.	53	704
Ventas, Inc.	23	1,337
		10,146
Wireless Telecommunication Service – 2.4%		
American Tower Corporation, Class A . . .	7	518
Crown Castle International Corp. (A)	3	191
SBA Communications Corporation (A)	3	261
		970
TOTAL COMMON STOCKS – 96.9%		**$38,892**
(Cost: $37,096)		
PREFERRED STOCKS		
Specialized REITs – 0.3%		
Pebblebrook Hotel Trust, Series B, 8.000%	5	120
TOTAL PREFERRED STOCKS – 0.3%		$ 120
(Cost: $120)		

SHORT-TERM SECURITIES	Principal	
Master Note – 3.3%		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (D) . . .	$1,331	1,331
TOTAL SHORT-TERM SECURITIES – 3.3%		$ 1,331
(Cost: $1,331)		
TOTAL INVESTMENT SECURITIES – 100.5%		**$40,343**
(Cost: $38,547)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5%)		(191)
NET ASSETS – 100.0%		**$40,152**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C) Listed on an exchange outside the United States.

(D) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following written options were outstanding at December 31, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Lennar Corporation	N/A	Call	20	January 2014	$39.00	$1	$(3)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$38,892	$ —	$—
Preferred Stocks	120	—	—
Short-Term Securities	—	1,331	—
Total	$39,012	$1,331	$—
Liabilities			
Written Options	$ 3	$ —	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust
OTC = Over The Counter

See Accompanying Notes to Financial Statements.

Science and Technology



Zachary H. Shafran

Below, Zachary H. Shafran, portfolio manager of Ivy Funds VIP Science and Technology, discusses positioning, performance and results for the fiscal year ended December 31, 2013. He has managed the Portfolio since March 2001 and has 25 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2013	
Ivy Funds VIP Science and Technology	56.39%
Benchmark(s) and/or Lipper Category	
S&P North American Technology Sector Index (generally reflects the performance of U.S. science and technology stocks)	34.57%
Lipper Variable Annuity Science and Technology Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	31.32%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Uncertainty continues with slow-to-moderate global growth

Equity and fixed-income markets were volatile in the fiscal year ended December 31, 2013. Early in the year, economic growth remained slow, although it improved somewhat as the year progressed. During the second quarter of 2013, volatility in the markets spiked due to concerns regarding U.S. Federal Reserve (Fed) monetary policy. A sell-off in stocks and bonds rolled across the globe in June after Fed Chairman Ben Bernanke remarked the central bank may begin to reduce purchases under its $85 billion bond purchase program before year end. As a result, money began to flee various emerging markets where currencies had been strengthening and yields had been high. Bond markets were hit hard and currencies weakened along with equities. The fourth quarter of 2013 proved to be notable as, generally speaking, markets posted solid gains. The accommodative stance of the Fed and the "great rotation" (bond investors moving to equities) were key contributors to market success. These two events, coupled with a sluggish yet recovering economy, may very well auger the continuation of an equity bull market run.

On the year, information technology stocks performed well, with the Portfolio's benchmark advancing more than 30%. Key contributors included media, office electronics, and internet and catalog retail stocks. We believe strong balance sheet strength (large cash balances and relatively low debt levels), increases in dividend payments and strong management were key in providing stability and growth to the sector. On the health care front, political discussion seems to be the center of attention. Implementing the numerous provisions of the Affordable Care Act still remains under debate and is adding a level of volatility to the market. These provisions, accompanied with rising costs, pose as a headwind for some companies in the health care sector. While challenges remain, we believe there are many investment opportunities in those companies that are able to provide innovative solutions or services to the end user.

Strong performance in a volatile year

While the information technology sector performed well during the year, worries related to capital spending in a difficult economic environment and uncertainty surrounding U.S. budget deficit discussions and Fed policy resulted in weaker performance for the IT consulting, communications equipment and computer hardware areas. Apple Inc. weighed heavily on the markets during the first half of the year, specifically in the information technology sector, dropping approximately 40% from September 2012 highs to the second quarter of 2013. (The Portfolio no longer holds Apple Inc.) Generally speaking, companies continue to have robust balance sheets with healthy amounts of cash. Health care stocks also performed well as biotechnology stocks soared in the first half of the year.

The Portfolio significantly outperformed its benchmark and its peer-group average during the period. An overweight position in health care, compared to the benchmark, meaningfully contributed to performance for the year. We maintained an approximate 15 to 20% exposure to health care throughout the year, and we believe this is one of the sectors with the greatest opportunity for innovation and growth going forward. While the Portfolio was underweight the information technology sector relative to the benchmark, strong security selection in that sector was the largest contributor to the year's performance — particularly in the IT services and semiconductors industries. The IT services industry returned more than 100%, with the most notable winners in the Portfolio being iGATE Corporation, an integrated technology and operations company; Acxiom, a company known worldwide for its marketing database and consumer data technologies as it powers marketing insight for 47 of the Fortune 100 brands; Qiwi, an operator of electronic online payment systems in Russia; and Alliance Data Systems, a provider of loyalty programs and marketing solutions, such as private label credit cards, collation loyalty programs and direct marketing services derived from the capture and analysis of transaction-rich data. Strength in semiconductors was led by Micron Technology, Inc., the greatest relative contributor for the year, and is an example of our longer-term investment philosophy for the Portfolio. The company designs and builds advanced memory and semiconductor technologies. We think Micron Technology is an example of one of several of the Portfolio's long-term investments that began to materialize during the year, resulting in solid contributions from security selection. Biotechnology holding Isis Pharmaceuticals, a company currently working on new treatments for Crohn's Disease, returned more than 275%, and was a top contributor on both an absolute and relative basis. We like the long-term positioning of the firm and believe it is poised to realize an increase in incremental revenue. Cree, Inc., a leader in the LED space, further contributed to performance over the year, and we are excited about their recent announcements of significantly lower-cost bulbs in a market where there is tremendous opportunity for growth.

A main detractor to performance was the Portfolio's cash position, averaging approximately 4% through the year, in a rising market. An additional area of weakness, in comparison to the benchmark, occurred in the internet and catalog retail industry, where we did not own any stocks in the relatively strong-performing area. In terms of specific holdings, a position in Samsung Electronics Co. was the greatest relative detractor to performance for the year, followed by a holding in ARIAD Pharmaceuticals, Inc. (The Portfolio no longer holds ARIAD Pharmaceuticals, Inc.) Despite capturing the investment world's collective interest by peaking as the largest U.S. company, Apple Inc. eventually fell out of favor, to a degree, with investors due to questions surrounding demand for new products and competition. Apple was a top absolute detractor; however, trimming and eventually selling our position in the company caused the Portfolio to be underweight relative to the benchmark and a relative contributor to performance for the year.

Portfolio positioning

While we recognize the challenges of the world economic backdrop, we are excited about the innovation and growth that is taking place within certain companies. We believe many of the stocks in the information technology space remain relatively inexpensive and are well-positioned going forward. As confidence is restored, we believe there should be an increase in capital expenditure in various markets around the world as companies become more comfortable with the high cost transitions related to changes to internal infrastructure. As of December 31, 2013, the Portfolio had about 70% of its equity exposure in the information technology sector.

We slightly increased our exposure to health care names over the year, and as of fiscal year-end, held about 16% of our equity holdings in the health care sector. Managed care companies will likely benefit from the implementation of government initiatives, and in developing markets, as the standard of living increases, so does the demand for quality health care. Medical technology, biotechnology, medical records and pharmaceuticals are among the greatest innovators and early adopters of new science and technology, so we are paying particularly close attention to companies in those areas as well. We also are looking more closely at names that may benefit from a low-rate environment.

The "applied science and technology" holdings span several industries and sectors and make up the remainder of the Portfolio's equity composition, totaling approximately 13%. The Portfolio's cash position as of December 31, 2013, was about 4%. We almost always have some cash on hand in an effort to take advantage of opportunities that may present themselves, or to use as a defensive measure to protect the Portfolio in adverse market conditions.

Seeking opportunities as global growth resumes

We believe global economic growth is fragile but showing positive momentum with global monetary policy extremely aggressive, though having peaked in the U.S. We think improvement in economic growth will eventually lead to tighter monetary and, to a lesser extent, fiscal policy. (In the fourth quarter, the Fed announced that it would reduce its current accommodative monetary stimulus efforts by decreasing its bond purchases from $85 billion to $75 billion per month. As a result, an element of uncertainty was removed from the market.) Additionally, we believe questions about the strength of China's economy and overall stability in Europe may affect investor confidence. Despite these fiscal concerns and other geopolitical risks, we are generally positive about the path of economic growth for the upcoming year. In mixed economic environments, we believe there are many potential investment opportunities — especially in scarce resources, mobility and health care — around the world. As we look at the securities of such companies, we are attracted by what we believe are good growth prospects and sound capital structures. We believe there will be a modest improvement in capital spending trends, and we are looking for some restoration of mergers-and-acquisition activity as well. As always, we will carefully monitor the macroeconomic environment, but our focus remains primarily on security-specific fundamental research. Going forward, we believe this attention to bottom-up research, coupled with the innovation and transformation under way across the globe, will continue to provide investment opportunities.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Funds VIP Science and Technology.

Science and Technology

Asset Allocation

Stocks	**95.9%**
Information Technology	67.5%
Health Care	15.4%
Industrials	5.6%
Consumer Discretionary	2.8%
Materials	2.5%
Telecommunication Services	1.4%
Financials	0.7%
Warrants	**0.0%**
Purchased Options	**0.3%**
Cash and Cash Equivalents	**3.8%**

Country Weightings

North America	**76.7%**
United States	76.7%
Europe	**8.7%**
Switzerland	3.5%
Other Europe	5.2%
Pacific Basin	**5.4%**
Bahamas/Caribbean	**2.2%**
Other	**1.9%**
South America	**1.0%**
Cash and Cash Equivalents and Options	**4.1%**

Top 10 Equity Holdings

Company	Sector	Industry
Micron Technology, Inc.	Information Technology	Semiconductors
Cree, Inc.	Information Technology	Semiconductors
Alliance Data Systems Corporation	Information Technology	Data Processing & Outsourced Services
Aspen Technology, Inc.	Information Technology	Application Software
Acxiom Corporation	Information Technology	IT Consulting & Other Services
Pentair, Inc.	Industrials	Industrial Machinery
ACI Worldwide, Inc.	Information Technology	Application Software
iGATE Corporation	Information Technology	IT Consulting & Other Services
Euronet Worldwide, Inc.	Information Technology	Data Processing & Outsourced Services
Google Inc., Class A	Information Technology	Internet Software & Services

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.



| Science and Technology[1] | $36,933 |
| S&P North American Technology Sector Index | $21,434 |

(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-13	56.39%
5-year period ended 12-31-13	25.03%
10-year period ended 12-31-13	13.96%

(2) Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Science and Technology *(in thousands)* DECEMBER 31, 2013

COMMON STOCKS	Shares	Value
Application Software – 11.3%		
ACI Worldwide, Inc. (A)	270	$17,524
Aspen Technology, Inc. (A)	672	28,069
Qlik Technologies Inc. (A)(B)	134	3,560
SAP Aktiengesellschaft, ADR	67	5,873
Silver Spring Networks, Inc. (A)	457	9,589
		64,615
Biotechnology – 5.6%		
bluebird bio, Inc. (A)	59	1,229
Evogene Ltd. (A)	145	2,839
Isis Pharmaceuticals, Inc. (A)	288	11,454
Vertex Pharmaceuticals Incorporated (A)	216	16,079
		31,601
Commodity Chemicals – 0.3%		
BioAmber Inc. (A)	206	1,544
Communications Equipment – 0.3%		
Ruckus Wireless, Inc (A)	103	1,463
Computer Storage & Peripherals – 0.2%		
Nimble Storage, Inc. (A)	30	1,350
Construction & Engineering – 1.3%		
Abengoa, S.A., Class B (C)	592	1,772
Abengoa, S.A., Class B, ADR (A)	372	5,585
		7,357
Consumer Electronics – 2.8%		
Garmin Ltd.	113	5,218
Harman International Industries, Incorporated	129	10,583
		15,801
Data Processing & Outsourced Services – 13.0%		
Alliance Data Systems Corporation (A)	110	28,816
Euronet Worldwide, Inc. (A)	357	17,092
EVERTEC, Inc.	241	5,946
QIWI plc, ADR	198	11,066
WNS (Holdings) Limited, ADR (A)	508	11,124
		74,044
Diversified Support Services – 0.1%		
EnerNOC, Inc. (A)	45	771
Electronic Components – 1.3%		
Universal Display Corporation (A)	213	7,305
Fertilizers & Agricultural Chemicals – 2.2%		
Marrone Bio Innovations, Inc. (A)	70	1,236
Monsanto Company	97	11,328
		12,564

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment – 3.1%		
Boston Scientific Corporation (A)	713	$ 8,575
Cardiovascular Systems Inc. (A)	65	2,222
Volcano Corporation (A)	325	7,093
		17,890
Health Care Services – 0.4%		
Fleury S.A. (C)	278	2,170
Health Care Technology – 1.8%		
Cerner Corporation (A)	182	10,139
Industrial Machinery – 4.2%		
ESCO Technologies Inc.	173	5,920
Pentair, Inc.	227	17,654
		23,574
Integrated Telecommunication Services – 1.4%		
China Unicom Limited (C)	3,044	4,554
Windstream Corporation	418	3,336
		7,890
Internet Software & Services – 8.5%		
21Vianet Group, Inc., ADR (A)	176	4,130
Endurance International Group Holdings, Inc. (A)	227	3,223
Facebook, Inc., Class A (A)	299	16,365
Gogo Inc. (A)	112	2,769
Google Inc., Class A (A)	15	16,811
Twitter, Inc. (A)	78	4,984
		48,282
IT Consulting & Other Services – 8.2%		
Acxiom Corporation (A)	618	22,847
EPAM Systems, Inc. (A)	153	5,353
iGATE Corporation (A)	427	17,148
Luxoft Holding, Inc., Class A (A)	43	1,629
		46,977
Managed Health Care – 3.1%		
Odontoprev S.A. (C)	794	3,307
UnitedHealth Group Incorporated	194	14,593
		17,900
Office REITs – 0.7%		
QTS Realty Trust, Inc., Class A	163	4,047
Pharmaceuticals – 1.4%		
Teva Pharmaceutical Industries Limited, ADR	204	8,168
Semiconductor Equipment – 1.3%		
Nanometrics Incorporated (A)	154	2,932
Photronics, Inc. (A)	473	4,268
		7,200

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 21.3%		
Cree, Inc. (A)	483	$ 30,190
Cypress Semiconductor Corporation	639	6,711
Marvell Technology Group Ltd.	513	7,374
Micron Technology, Inc. (A)	2,151	46,794
Microsemi Corporation (A)(B)	344	8,570
NXP Semiconductors N.V. (A)	129	5,911
Rambus Inc. (A)	537	5,083
Samsung Electronics Co., Ltd. (C)	8	10,660
		121,293
Systems Software – 2.1%		
Microsoft Corporation	319	11,955
TOTAL COMMON STOCKS – 95.9%		**$545,900**
(Cost: $326,157)		
WARRANTS		
Commodity Chemicals – 0.0%		
BioAmber Inc., Expires 5-9-17 (D)	201	147
TOTAL WARRANTS – 0.0%		**$ 147**
(Cost: $24)		
PURCHASED OPTIONS	**Number of Contracts (Unrounded)**	
NASDAQ 100 Index, Put $3,480.00, Expires 2-21-14, OTC (Ctrpty: Citibank N.A.)	119	430
Qlik Technologies Inc.:		
Call $26.00, Expires 1-17-14, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	324	63
Call $26.00, Expires 2-21-14, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	306	97
Russell 2000 Index, Put $1,135.00, Expires 2-21-14, OTC (Ctrpty: Societe Generale Bank)	488	868

PURCHASED OPTIONS (Continued)	Number of Contracts (Unrounded)	Value
SPDR S&P MIDCAP 400 ETF Trust:		
Put $235.00, Expires 2-21-14	870	$ 194
Put $240.00, Expires 2-21-14	870	296
TOTAL PURCHASED OPTIONS – 0.3%		**$1,948**
(Cost: $2,063)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 2.7%		
Federal Home Loan Bank,		
0.050%, 2-28-14 (E) ..	$4,000	4,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
International Business Machines Corporation:		
0.070%, 1-14-14 (E)	$3,000	$ 3,000
0.030%, 1-22-14 (E)	1,000	1,000
McCormick & Co. Inc.,		
0.100%, 1-2-14 (E)	4,000	4,000
Unilever Capital Corporation (GTD by Unilever N.V.),		
0.020%, 1-3-14 (E)	3,797	3,797
		15,797
Master Note – 0.4%		
Toyota Motor Credit Corporation,		
0.091%, 1-7-14 (F)	2,247	2,247

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable – 0.9%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation),		
0.020%, 1-1-14 (F)	$5,000	$ 5,000
TOTAL SHORT-TERM SECURITIES – 4.0%		**$ 23,044**
(Cost: $23,043)		
TOTAL INVESTMENT SECURITIES – 100.2%		**$571,039**
(Cost: $351,287)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2%)		(1,255)
NET ASSETS – 100.0%		**$569,784**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C) Listed on an exchange outside the United States.

(D) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E) Rate shown is the yield to maturity at December 31, 2013.

(F) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following written options were outstanding at December 31, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
NASDAQ 100 Index	Citibank N.A.	Put	119	February 2014	$3,150.00	$ 62	$ (78)
Qlik Technologies Inc.	Morgan Stanley & Co., Inc.	Put	324	January 2014	21.00	32	(4)
	Morgan Stanley & Co., Inc.	Call	648	January 2014	32.00	62	(32)
	Morgan Stanley & Co., Inc.	Put	153	February 2014	21.00	26	(11)
	Morgan Stanley & Co., Inc.	Put	153	February 2014	22.00	32	(15)
	Morgan Stanley & Co., Inc.	Call	459	February 2014	34.00	51	(34)
Russell 2000 Index	Societe Generale Bank	Put	488	February 2014	1,025.00	178	(178)
SPDR S&P MIDCAP 400 ETF Trust	N/A	Put	1,740	February 2014	215.00	68	(83)
						$511	$(435)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$545,900	$ —	$—
Warrants	147	—	—
Purchased Options	490	1,458	—
Short-Term Securities	—	23,044	—
Total	$546,537	$24,502	$—
Liabilities			
Written Options	$ 83	$ 352	$—

During the period ended December 31, 2013, securities totaling $21,029 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2012.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC= Over the Counter
REIT= Real Estate Investment Trust

Country Diversification

(as a % of net assets)	
United States	76.7%
Switzerland	3.5%
Bermuda	2.2%
India	2.0%
Cyprus	1.9%
Israel	1.9%
South Korea	1.9%
China	1.5%
Spain	1.3%
Brazil	1.0%
Germany	1.0%
Netherlands	1.0%
Other+	4.1%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Kenneth G. McQuade

Below, Kenneth G. McQuade, portfolio manager of Ivy Funds VIP Small Cap Growth, discusses positioning, performance and results for the fiscal year ended December 31, 2013. He has managed the Portfolio since 2006 and has 18 years of investment experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2013	
Ivy Funds VIP Small Cap Growth	43.36%
Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index	43.30%
(generally reflects the performance of small-company growth stocks)	
Lipper Variable Annuity Small-Cap Growth Funds Universe Average	42.26%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

The market chose to focus on the broadly improving economy rather than Federal Reserve's (Fed) summer tapering threats to post the best year since the financial crisis. The Russell 2000 Growth Index also marked its fifth biggest annual gain in history. Over the period, the sluggish but steady U.S. economy experienced a housing rebound, a strengthening jobs market, increased household wealth, expanded energy production and a revival in the manufacturing sector.

Seldom have investors experienced such a strong and consistent year as 2013. In early summer, the prospects of a tapered Fed stimulus and a federal government shutdown stalled the market but serious weakness never materialized. In the fall, the Fed came to the rescue by deciding to wait until early 2014 to wind down its bond-buying program. As a result, the Russell 2000 Growth Index produced an enticing 43.30% annual return. Given the rather high bar the market produced, the Portfolio edged out its benchmark with a slightly strong return of 43.36%.

Portfolio Strategy

Growth metrics finally began to show some headway in 2013 compared to the lower quality balance sheet restructuring and Fed beneficiary trends of the past four years. Lower cap and lower quality tend to outperform when markets are strong, but valuations have tightened and have made growth relatively more attractive. Companies with the highest expected long-term growth quartile outperformed for the year after underperforming in three of the past four years. A combination of compressed valuations and improved investor confidence in future growth stories may have spurred the change. During the period, the Portfolio focused on owning more superior, long-term growth companies.

The fourth quarter of 2013 saw the smallest-sized companies outperform. The slowest companies outpaced the market, which was an unwelcomed return to performance trends in recent years and a slight divergence from recent quarters. Companies with the lowest P/E (price-to-earnings) valuation, highest debt-to-capital and lowest anticipated future earnings growth performed better than the benchmark, possibly as a positive reaction to the delay in tapering by the Fed. In the past, those companies most benefiting from easier and lower credit (i.e., high debt-to-cap and, therefore, usually lower valuations and growth) experienced the most gains.

Regarding sector performance, health care produced the strongest annual returns. These returns were driven by investor appetites for riskier biotech companies and medical service providers that had a positive outlook on upcoming health care reform. The Portfolio was underweight this sector due to local budgetary and reimbursement concerns. We were also apprehensive to overweight the Portfolio with too much volatile and unprofitable biotech exposure — this resulted in sector underperformance for the period.

Technology was the largest positive contributor to the benchmark, given its index weighting. The Portfolio remained overweight technology, which benefited returns, but could not keep pace with the sector regardless of significant appreciation from multiple holdings. Consumer discretionary and industrials were strong relative contributors to the Portfolio. The Portfolio was overweight consumer discretionary although it had less exposure to retail stores, which combined for a strong contribution. Industrials were also overweight on the basis of an improving domestic economy and an attractive U.S. manufacturing base redeveloping. Financials were the major laggard although the Portfolio outperformed within the sector based on better stock selection.

Outlook

Looking forward, the U.S. economy is improving at a rate meaningful enough for the Fed to declare a near-term reduction of its easy money policy. This is welcome news that our economy potentially does not need as much hand holding to survive. The economy continues on its trajectory of low but sustainable growth, which has historically been positive for the market. At present, there appears to be more economic upside in the U.S. than anywhere in the world, therefore owning the beneficiaries of a stronger domestic economy and consumer is a current strategy.

In addition, fixed-income assets, savings accounts and cash on hand, which have the potential to be reversed into equities investment, still pose a tremendous tailwind if the rotation would continue. The fiscal drag of increased tax burdens and required local austerity on top of a non-operational political structure remain significant risks to endure but all seem to be less onerous looking forward than in this past year.

At the moment, the political rhetoric out of Washington has softened. The private sector and consumers have cleaned up their balance sheets through the prior deleveraging cycle and appear able to function without the public sector's crutch. The biggest risk going forward is that stock prices have outpaced economic and earnings growth. This makes valuations less attractive. However, valuation reversals are more often event driven than coincidental realizations that stocks are too high. Even though we see a clearer future than we ever have the past five years with regard to negative events, we intend to become more valuation sensitive, and even more focused on names that have a better ability to grow more quickly into their valuations. We remain focused on companies that offer stronger growth, cleaner balance sheets and greater profitability that can reinvest in their own businesses and benefit from improved corporate and consumer spending. Growth segments, such as technology, industrials and consumer discretionary, are focused overweight sectors for the upcoming period.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Small Cap Growth.

Asset Allocation

Stocks	**97.2%**
Information Technology	24.5%
Health Care	21.5%
Industrials	19.2%
Consumer Discretionary	18.9%
Energy	7.2%
Financials	4.5%
Consumer Staples	1.4%
Cash and Cash Equivalents	**2.8%**

Top 10 Equity Holdings

Company	Sector
Portfolio Recovery Associates, Inc.	Industrials
Huntington Ingalls Industries, Inc.	Industrials
Lithia Motors, Inc.	Consumer Discretionary
Salix Pharmaceuticals, Ltd.	Health Care
IPG Photonics Corporation	Information Technology
Bally Technologies, Inc.	Consumer Discretionary
Targa Resources Corp.	Energy
Demandware, Inc.	Information Technology
Infolox Inc.	Information Technology
Harman International Industries, Incorporated	Consumer Discretionary

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.



Small Cap Growth[1]	$21,894
Russell 2000 Growth	$24,534

(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-13	43.36%
5-year period ended 12-31-13	18.53%
10-year period ended 12-31-13	8.15%

(2) Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Small Cap Growth *(in thousands)* DECEMBER 31, 2013

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.4%		
Huntington Ingalls Industries, Inc.	210	$18,880
Apparel, Accessories & Luxury Goods – 2.3%		
Under Armour, Inc., Class A (A)	148	12,896
Application Software – 5.8%		
Synchronoss Technologies, Inc. (A)	247	7,664
Tyler Technologies, Inc. (A)	125	12,766
Ultimate Software Group, Inc. (The) (A)	75	11,465
		31,895
Asset Management & Custody Banks – 1.8%		
WisdomTree Investment, Inc. (A)	581	10,293
Auto Parts & Equipment – 1.3%		
Amerigon Incorporated (A)	274	7,353
Automotive Retail – 3.9%		
Asbury Automotive Group, Inc. (A)	107	5,768
Lithia Motors, Inc.	236	16,408
		22,176
Biotechnology – 2.0%		
Aegerion Pharmaceuticals, Inc. (A)	86	6,081
KYTHERA Biopharmaceuticals, Inc. (A)	135	5,028
		11,109
Brewers – 1.4%		
Boston Beer Company, Inc. (The), Class A (A)	32	7,856
Broadcasting – 1.0%		
Entravision Communications Corporation	896	5,457
Building Products – 3.5%		
A. O. Smith Corporation	160	8,638
Apogee Enterprises, Inc.	309	11,107
		19,745
Casinos & Gaming – 2.6%		
Bally Technologies, Inc. (A)	191	14,949
Communications Equipment – 5.6%		
Aruba Networks, Inc. (A)	310	5,557
Finisar Corporation (A)	371	8,872
Ruckus Wireless, Inc (A)	638	9,062
ShoreTel, Inc. (A)	799	7,414
		30,905
Computer & Electronics Retail – 1.8%		
Conn's, Inc. (A)	126	9,906

COMMON STOCKS (Continued)	Shares	Value
Construction & Farm Machinery & Heavy Trucks – 0.5%		
Wabash National Corporation (A)	228	$ 2,814
Consumer Electronics – 2.4%		
Harman International Industries, Incorporated	165	13,491
Consumer Finance – 1.0%		
JGWPT Holdings Inc., Class A (A)	332	5,768
Diversified Support Services – 3.5%		
Portfolio Recovery Associates, Inc. (A)	374	19,764
Electronic Components – 0.9%		
Universal Display Corporation (A)	153	5,267
Electronic Equipment & Instruments – 1.2%		
OSI Systems, Inc. (A)	131	6,978
Electronic Manufacturing Services – 2.7%		
IPG Photonics Corporation (A)	194	15,064
Health Care Equipment – 4.1%		
Cyberonics, Inc. (A)	188	12,346
DexCom, Inc. (A)	207	7,342
Heartware International, Inc. (A)	37	3,477
		23,165
Health Care Facilities – 4.6%		
Acadia Healthcare Company, Inc. (A)	154	7,310
Hanger Orthopedic Group, Inc. (A)	289	11,373
Surgical Care Affiliates, Inc. (A)	212	7,383
		26,066
Health Care Services – 1.8%		
Air Methods Corporation	172	10,061
Health Care Supplies – 4.5%		
Align Technology, Inc. (A)	182	10,396
LDR Holding Corporation (A)	90	2,119
Spectranetics Corporation (The) (A)	278	6,948
Vascular Solutions, Inc. (A)	243	5,628
		25,091
Human Resource & Employment Services – 2.0%		
WageWorks, Inc. (A)	186	11,047
Industrial Machinery – 4.4%		
Barnes Group Inc.	149	5,723
Chart Industries, Inc. (A)	58	5,503
Proto Labs, Inc. (A)	122	8,717

COMMON STOCKS (Continued)	Shares	Value
Industrial Machinery (Continued)		
Tennant Company	71	$ 4,837
		24,780
Internet Software & Services – 4.5%		
Demandware, Inc. (A)	217	13,942
Gogo Inc. (A)	200	4,973
OpenTable, Inc. (A)	81	6,390
		25,305
IT Consulting & Other Services – 0.8%		
ServiceSource International, LLC (A)	526	4,406
Leisure Products – 1.1%		
Arctic Cat Inc.	109	6,235
Oil & Gas Equipment & Services – 3.6%		
Core Laboratories N.V.	27	5,213
Dril-Quip, Inc. (A)	86	9,498
Superior Energy Services, Inc.	216	5,735
		20,446
Oil & Gas Exploration & Production – 1.0%		
Athlon Energy Inc. (A)	99	2,981
Triangle Petroleum Corporation (A)	283	2,350
		5,331
Oil & Gas Storage & Transportation – 2.6%		
Targa Resources Corp.	166	14,598
Pharmaceuticals – 4.5%		
Akorn, Inc. (A)	400	9,844
Salix Pharmaceuticals, Ltd. (A)	170	15,274
		25,118
Regional Banks – 1.7%		
PrivateBancorp, Inc.	112	3,245
UMB Financial Corporation	94	6,068
		9,313
Restaurants – 1.2%		
Krispy Kreme Doughnuts, Inc. (A)	335	6,453
Specialized Consumer Services – 1.3%		
LifeLock, Inc. (A)	439	7,200
Systems Software – 3.0%		
Infolox Inc. (A)	412	13,603
Tableau Software, Inc., Class A (A)	47	3,244
		16,847
Trucking – 1.9%		
Swift Transportation Company (A)	468	10,389
TOTAL COMMON STOCKS – 97.2%		**$544,417**
(Cost: $366,978)		

Small Cap Growth *(in thousands)* DECEMBER 31, 2013

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.9%		
Exxon Mobil Corporation, 0.010%, 1-2-14 (B)	$4,000	$ 4,000
Toronto-Dominion Holdings USA Inc. (GTD by Toronto Dominion Bank), 0.120%, 2-4-14 (B)	5,000	4,999
Unilever Capital Corporation (GTD by Unilever N.V.), 0.020%, 1-3-14 (B)	1,617	1,617
Verizon Communications Inc., 0.190%, 1-13-14 (B)	6,000	6,000
		16,616
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (C)	$448	$ 448
TOTAL SHORT-TERM SECURITIES – 3.0%		**$ 17,064**
(Cost: $17,064)		
TOTAL INVESTMENT SECURITIES – 100.2%		**$561,481**
(Cost: $384,042)		
LIABILITIES, NET OF CASH AND OTHER ASSETS –(0.2%)		**(1,093)**
NET ASSETS – 100.0%		**$560,388**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at December 31, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$544,417	$ —	$—
Short-Term Securities	—	17,064	—
Total	$544,417	$17,064	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.



Christopher J. Parker

Below, Christopher J. Parker, CFA, portfolio manager of Ivy Funds VIP Small Cap Value, discusses positioning, performance and results for the fiscal year ended December 31, 2013. He has managed the Portfolio since September 2011 and has 18 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2013	
Ivy Funds VIP Small Cap Value	33.53%
Benchmark(s) and/or Lipper Category	
Russell 2000 Value Index (generally reflects the performance of small-company value style stocks)	34.52%
Lipper Variable Annuity Small-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	36.37%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

2013 ended up being a terrific year for equities in general and small-cap equities in particular. Growth in corporate earnings was not especially strong over the course of the year, thus annual performance appeared to be a function of increases in earnings multiples as opposed to especially strong underlying results at companies. This greater optimism with respect to the future prospects for companies, which is what the increase in P/E (price-to-earnings) multiples largely represents, is in our view a function of greater confidence regarding the strengthening of the economy, improving employment and less likelihood of exogenous events such as government shutdowns and sovereign debt uncertainty.

The U.S. economy continued to show progress and maintained a decent growth rate early in the year, despite concerns regarding the impact of the sequester. The economy exhibited strong growth and employment trends later in the year, despite a period of uncertainty leading up to the government shutdown and the impact of the shutdown itself.

Toward the end of the year, Congress reduced the risks of further shutdowns or fiscal uncertainty by reaching a bipartisan budget agreement, the Ryan-Murray Budget compromise. While the agreement was quite limited in scope and certainly does not address many of the longer-term, more structural issues facing the U.S. fiscal position, it looks to be a step toward Washington returning to a typical pattern of spending, budgets and taxes. In our view, one of the greatest factors hindering the pace of the recovery has been uncertainty as to how the government will cope with budgetary pressures. This small set of actions is being interpreted as a significant milestone vis-à-vis increasing confidence in the pace and durability of the recovery.

The news abroad was also supportive of a stronger, more self-sustaining recovery, which should translate into higher economic growth and higher corporate earnings growth in the months and quarters ahead. Growth in Europe is no longer deteriorating, with the consensus being that the continent will generate flat to slightly positive economic growth. The weakest economies in the periphery look to be more on the mend than not, and areas such as the UK and Germany have shown better than expected trends as well. The news in developing markets is a bit more uncertain as China continues to grapple with a slowing growth rate. Several other developing (market) economies are coping with the impact of the Federal Reserve's (Fed) communications regarding tapering the pace of its asset purchase program.

As previously mentioned, 2013 was an exceptionally strong year for stocks, although some portion of this appreciation was a function of future optimism (as earnings did not keep pace with the market). Results for 2014 could show the inverse if future results do not keep pace with the confidence expressed in 2013 (via the increase in the P/E multiple). It is likely that share price appreciation could lag growth — thus factors such as the possibility of slowdowns overseas should be closely monitored as they could soften the outlook even at the margin and trim some of the optimism that developed last year.

Sources of strength and weakness

From the perspective of absolute performance, 2013 was a strong year for the Portfolio. On a relative basis, the Portfolio lagged its benchmark and peer group. Given the especially strong absolute performance by the benchmark, peer group and equities in the Portfolio, the greatest factor influencing performance was the drag created by a higher than optimal level of cash over the balance of the year. Excluding this factor, both sector allocation and stock selection were both positive contributors to performance.

The Portfolio was overweight energy, materials and consumer discretionary over the year and its largest underweight positions were in financials, information technology, industrials and utilities. Overweight positions in energy and materials were a drag on results as these sectors lagged the benchmark from a sector allocation perspective. An underweight position in information technology also hurt from a sector allocation perspective as this area outperformed the benchmark by roughly 7%. The Portfolio's overweight in consumer discretionary helped performance as this sector posted the strongest relative return of all sectors in the benchmark. Underweight positions in financials, which was primarily manifested in a sizable underweight in REITs (real estate investment trusts), and utilities also contributed to good sector selection as these areas underperformed over the course of the year.

Stock selection was generally positive and added to relative performance in all but two sectors. Energy and technology stock selection was disappointing, and the aggregate performance characteristics for these sectors were particularly unfortunate as both were also a drag on relative results from a sector allocation view. The underperformance of energy stocks follows a now extended period of weakness versus the overall benchmark. McDermott International, Inc. was the greatest drag on the Portfolio from an individual stock perspective, with holdings in Atlas Energy L.P., Berry Petroleum and EV Energy Partners and also adversely impacting results. Berry Petroleum and EV Energy Partners were sold in the period ended December 31, 2013. Stock selection in technology was hurt by holdings in Spansion Inc, though holdings in Freescale Semiconductor, Inc. did help results.

Outside of these areas stock selection was solid. Performance in materials was especially favorable as the Portfolio benefitted from the acquisition of Boise Cascade Company, which was announced during the third quarter. Holdings in Argo Group International Holdings, Ltd. and Endurance Specialty Holdings Ltd. performed especially well. Stock selection in consumer discretionary benefited from a high weighting in media stocks, including strong performances from Nexstar Broadcasting Group, Inc. and Belo Corp. (This company was the subject of a cash tender offer from Gannett during the year; it is no longer a holding of the Portfolio). Visteon Corporation also contributed favorably as new management took several actions to improve performance and unlock the value of the companies numerous equity investments. Stage Stores, Inc. and M.D.C. Holdings, Inc. were poor performers in consumer discretionary and among the five greatest detractors form performance in the year. Finally, the Portfolio's investment in HealthSouth Corporation drove favorable returns in health care.

Strategy and sector emphasis

The Portfolio's investment strategy remained consistent over the course of the year and remains so going forward. We continue to look for opportunities where the market is mispricing the underlying value of a business based on its long-term normalized earnings power and cash flow generating capabilities. We then look for a sufficiently large gap between our estimate of the underlying value of a business and the current stock price such that a large margin of safety exists. This means that if we are correct in our estimation of value the returns from the stock will be significant, while if we are incorrect our potential losses should be more limited. The reasons for excessive valuation differentials can range from pessimism created by weak near-term results, misunderstanding of the future prospects of a business due to changes in its operating model or the nature of its earnings stream, or simply a lack of visibility and awareness, which can be especially true in small-cap investing.

Over the past year we found opportunities in each of these categories. For example, the Portfolio's investments in media were predicated on a lack of understanding of the durability of the cash flows of the business, as well as a view that the market was not fully recognizing the changing nature of local broadcasters' cash flow stream to include a far greater proportion of more consistent and recurring retransmission revenues.

After two years of highly favorable performance in small-cap equities it is becoming increasingly difficult to find opportunities that possess the level of mispricing that has been evident in the past. However, we are still finding attractive opportunities in areas of the economy that remain well below normalized demand levels or where the pace of improvement has been disappointing versus expectations. In many cases these are also areas that may benefit as greater confidence in the recovery translates into greater investment in more long-lived assets. These include subsectors such as non-residential construction, transportation and certain areas of manufacturing. We also continue to find individual opportunities where weak or disappointing near-term performance is causing investors to overly discount long-term earnings prospects. We suspect that a greater portion of new opportunities will likely come from this area than from other sources in the year to come.

Opportunities ahead

After two years in which we saw stock price appreciation exceed earnings growth, valuation levels for small-cap stocks, relative to their history, are looking in-line to slightly expensive based on expected forward near-term earnings growth. This does not necessarily imply declines in value, but it does mean the level of performance in the near-term will likely be less positive than the prior two years. It also implies that in our view, both corporate earnings and the overall economy will need to grow at a faster pace than the prior two years to justify some of the optimism we alluded to previously.

There are certainly fewer impediments to this type of pickup in growth now than there has been for quite some time. The domestic economy continues to grind through a slow recovery and may experience fewer headwinds from reduced government spending. In addition, fears of a government-related disruption are waning, and thus driving greater confidence.

We also believe European economies are improving. This should translate into fewer headwinds, improving aggregate demand and opportunities for growth that may satiate investor optimism. In our view, the key factors to watch will be the impact of the Fed's efforts to manage the wind-down of its asset purchase program, and its efforts to articulate accommodative policy through more traditional channels such as the policy rate. It will be important to monitor the impact not only in the U.S., but also in emerging market economies that have seen some disruption recently due to the pivot in policy.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more established companies. Value stocks are stocks of companies that may have experienced adverse business or industry developments; or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Portfolio's manager, undervalued. The value of a security believed by the Portfolio's

manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Small Cap Value.

Asset Allocation

Stocks	**93.8%**
Financials	25.3%
Consumer Discretionary	20.4%
Industrials	15.5%
Energy	9.4%
Information Technology	7.6%
Materials	7.5%
Health Care	4.9%
Utilities	2.8%
Consumer Staples	0.4%
Cash and Cash Equivalents	**6.2%**

Top 10 Equity Holdings

Company	Sector
Foster Wheeler Ltd.	Industrials
Teradyne, Inc.	Information Technology
LifePoint Hospitals, Inc.	Health Care
Visteon Corporation	Consumer Discretionary
Carmike Cinemas, Inc.	Consumer Discretionary
Terex Corporation	Industrials
Sinclair Broadcast Group, Inc.	Consumer Discretionary
Argo Group International Holdings, Ltd.	Financials
Synovus Financial Corp.	Financials
Manitowoc Company, Inc. (The)	Industrials

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.



Small Cap Value[1] $22,357
Russell 2000 Value $22,801

(1)The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-13	33.53%
5-year period ended 12-31-13	17.66%
10-year period ended 12-31-13	8.38%

(2)Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Advantus Small Company Value Portfolio was reorganized as Ivy Funds VIP Small Cap Value (formerly W&R Target Small Cap Value Portfolio) on September 22, 2003. Performance shown for the period prior to this date is the performance of the Advantus Small Company Value Portfolio. This performance has not been restated to reflect the expenses of Ivy Funds VIP Small Cap Value. If those expenses were reflected, performance of Ivy Funds VIP Small Cap Value would differ.

Small Cap Value *(in thousands)* DECEMBER 31, 2013

COMMON STOCKS	Shares	Value
Aerospace & Defense – 1.6%		
Triumph Group, Inc.	61	$ 4,663
Apparel Retail – 3.4%		
AnnTaylor Stores Corporation (A)	80	2,914
Express, Inc. (A)	101	1,878
Stage Stores, Inc.	221	4,913
		9,705
Application Software – 0.8%		
Synchronoss Technologies, Inc. (A)	72	2,225
Auto Parts & Equipment – 4.1%		
Dana Holding Corporation	283	5,552
Visteon Corporation (A)	78	6,404
		11,956
Broadcasting – 5.1%		
Entercom Communications Corp. (A)	251	2,639
Nexstar Broadcasting Group, Inc.	101	5,634
Sinclair Broadcast Group, Inc.	174	6,213
		14,486
Building Products – 1.4%		
Armstrong World Industries, Inc. (A)	72	4,171
Casinos & Gaming – 1.8%		
Pinnacle Entertainment, Inc. (A)	204	5,289
Construction & Engineering – 2.5%		
Foster Wheeler Ltd. (A)	223	7,354
Construction & Farm Machinery & Heavy Trucks – 4.7%		
Manitowoc Company, Inc. (The)	254	5,926
Terex Corporation	148	6,218
Titan International, Inc.	69	1,237
		13,381
Consumer Finance – 1.1%		
JGWPT Holdings Inc., Class A (A)	178	3,094
Data Processing & Outsourced Services – 0.9%		
CoreLogic, Inc. (A)	70	2,498
Electric Utilities – 1.2%		
Great Plains Energy Incorporated	148	3,585
Forest Products – 1.2%		
Boise Cascade Company (A)	115	3,381
Gas Utilities – 1.6%		
Southwest Gas Corporation	83	4,625

COMMON STOCKS (Continued)	Shares	Value
Health Care Facilities – 4.9%		
Community Health Systems, Inc. (A)	62	$ 2,419
HealthSouth Corporation	154	5,125
LifePoint Hospitals, Inc. (A)	126	6,647
		14,191
Homebuilding – 1.6%		
M.D.C. Holdings, Inc. (A)	85	2,734
Tri Pointe Homes, LLC (A)	97	1,939
		4,673
Life & Health Insurance – 2.6%		
American Equity Investment Life Holding Company	154	4,055
Fidelity & Guaranty Life (A)	186	3,530
		7,585
Metal & Glass Containers – 1.2%		
Owens-Illinois, Inc. (A)	94	3,353
Movies & Entertainment – 3.9%		
Carmike Cinemas, Inc. (A)	229	6,364
Cinemark Holdings, Inc.	148	4,920
		11,284
Office REITs – 2.5%		
Corporate Office Properties Trust	164	3,890
Lexington Corporation Properties Trust	338	3,451
		7,341
Oil & Gas Equipment & Services – 6.1%		
Basic Energy Services, Inc. (A)	305	4,805
GulfMark Offshore, Inc.	87	4,086
Key Energy Services, Inc. (A)	478	3,772
McDermott International, Inc. (A)	563	5,157
		17,820
Oil & Gas Storage & Transportation – 3.3%		
Atlas Energy, L.P.	86	4,043
Atlas Pipeline Partners, L.P.	130	4,571
Valero Energy Partners LP (A)	23	799
		9,413
Personal Products – 0.4%		
Inter Parfums, Inc.	31	1,121
Property & Casualty Insurance – 2.1%		
Argo Group International Holdings, Ltd.	133	6,184
Publishing – 0.5%		
E. W. Scripps Company (The) (A)	67	1,462
Real Estate Operating Companies – 1.5%		
Forest City Enterprises, Inc., Class A (A)	226	4,324

COMMON STOCKS (Continued)	Shares	Value
Regional Banks – 7.9%		
Bank of Marin Bancorp	32	$ 1,384
First Horizon National Corporation	407	4,743
First Niagara Financial Group, Inc.	351	3,729
Synovus Financial Corp.	1,647	5,928
Webster Financial Corporation	113	3,533
Zions Bancorporation	105	3,134
		22,451
Reinsurance – 3.8%		
Endurance Specialty Holdings Ltd.	97	5,662
Reinsurance Group of America, Incorporated	71	5,465
		11,127
Semiconductor Equipment – 2.3%		
Teradyne, Inc. (A)	392	6,909
Semiconductors – 2.2%		
Freescale Semiconductor, Inc. (A)	219	3,518
Spansion Inc. (A)	208	2,889
		6,407
Specialized REITs – 1.2%		
Strategic Hotels & Resorts, Inc. (A)	357	3,373
Specialty Chemicals – 3.1%		
Cytec Industries Inc.	51	4,770
Kraton Performance Polymers, Inc. (A)	193	4,444
		9,214
Steel – 2.0%		
SunCoke Energy Partners, L.P.	213	5,759
Technology Distributors – 1.4%		
Insight Enterprises, Inc. (A)	179	4,065
Thrifts & Mortgage Finance – 1.2%		
Capitol Federal Financial	289	3,496
Trucking – 5.3%		
Con-way Inc.	99	3,915
Marten Transport, Ltd.	271	5,479
Saia, Inc. (A)	179	5,741
		15,135
TOTAL COMMON STOCKS – 92.4%		**$267,100**
(Cost: $214,202)		

INVESTMENT FUNDS	Shares	Value
Asset Management & Custody Banks – 1.4%		
THL Credit, Inc.	249	$ 4,111
TOTAL INVESTMENT FUNDS – 1.4%		**$ 4,111**
(Cost: $3,255)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 4.5%		
Illinois Tool Works Inc., 0.100%, 2-3-14 (B)	$3,500	3,500
International Business Machines Corporation:		
0.070%, 1-14-14 (B) ...	3,000	3,000
0.030%, 1-22-14 (B) ...	1,000	1,000
Unilever Capital Corporation (GTD by Unilever N.V.), 0.020%, 1-3-14 (B)	5,373	5,373
		12,873

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.9%		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (C)	$2,535	$2,535
Municipal Obligations – Taxable – 0.9%		
Franklin, OH, Var Rate Demand Hosp Fac Rfdg and Impvt Rev Bonds (U.S. Hlth Corp of Columbus), Ser 1996A (GTD by U.S. Bank, N.A.), 0.050%, 1-7-14 (C)	1,430	1,430

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable (Continued)		
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America, N.A.), 0.050%, 1-7-14 (C) ...	$1,283	$ 1,283
		2,713
TOTAL SHORT-TERM SECURITIES – 6.3%		**$ 18,121**
(Cost: $18,121)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$289,332**
(Cost: $235,578)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		**(189)**
NET ASSETS – 100.0%		**$289,143**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at December 31, 2013.

(C) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$267,100	$ —	$—
Investment Funds	4,111	—	—
Short-Term Securities	—	18,121	—
Total	$271,211	$18,121	$—

As of December 31, 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



Matthew T. Norris

Below, Matthew T. Norris, CFA, portfolio manager of Ivy Funds VIP Value, discusses positioning, performance and results for the fiscal year ended December 31, 2013. He has managed the Portfolio since 2003 and has 22 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended December 31, 2013	
Ivy Funds VIP Value	35.34%
Benchmark(s) and/or Lipper Category	
Russell 1000 Value Index (generally reflects the performance of large-company value style stocks)	32.53%
Lipper Variable Annuity Large-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	32.99%

Please note that Portfolio returns include applicable fees and expenses while index returns do not include any such fees. Also, the Portfolio's performance data does not take into account any product expenses or charges associated with owning a variable life or annuity policy, which is invested in Ivy Funds Variable Insurance Portfolios.

Portfolio review

2013 was a strong year for equity markets. The Portfolio returned 35.54% for the year, outperforming its benchmark for the period, while also outpacing its peers. The Portfolio benefited from strong individual stock selection and a consistent approach to managing portfolio risk.

A continued improvement in domestic economy and supportive fiscal and monetary policy resulted in a very strong year for equity returns. Investing in quality companies that are trading inexpensively was a profitable strategy for the Portfolio. We did not make any large sector bets during the period rather we focused on individual companies, which were identified as inexpensive names with improving business fundamentals.

Strengths and detractors

Stock selection drove the Portfolio's performance for the period. Our strategy of finding and investing in stocks we believe are trading below their intrinsic value led to some strong investments for the year. Examples include: Xerox Corporation, Access Midstream Partners and Western Digital Corporation. This is a diverse list, with the commonality between the companies being that cash flows received by each were in excess of what the stock prices would suggest. The Portfolio's investment process also helps us to avoid overpriced names. For example, we did not own any shares of Apple, the single largest stock in the S&P 500 index. This was rewarded as the stock returned 8.06%, well below that of the market.

The Portfolio does not overweight or underweight particular sectors as a management strategy. Sector weights emerge from the individual stock-picking process. Areas of overweight are simply because we find the most ideas in that sector.

We found a number of attractive ideas in insurance and thus the Portfolio was overweight insurance relative to the benchmark. This overweight contributed to positive performance during the period. Conversely, we found little to no ideas in utilities and technology, therefore, the Portfolio was underweight relative benchmark. This was also correct positioning that contributing positively to performance. The worst drag on performance was the Portfolio's cash holdings. While we were overweight energy, and that sector underperformed the index as a whole, stock selection offset the underperformance and the energy sector was a positive contributor for the period.

Outlook

Going forward, the Portfolio intends to stick with the process that has served it well in the past. While economic conditions are not spectacular, they are solid and we continue to find good quality companies at fair prices. It seems very likely, however, that last year's exceptional market performance may not be repeated in 2014.

Current areas of Portfolio emphasis include energy, banking, insurance and retail. Areas where we have little to no exposure include utilities, telecommunications and real estate. We continue to search diligently, one company at a time, for names that we think offer good value investment opportunities. We believe this is the best way to achieve strong, consistent returns over a full market cycle.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Portfolio's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments; or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Portfolio's manager, undervalued. The value of a security believed by the Portfolio's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Portfolio's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Funds VIP Value.

Asset Allocation

Stocks	**96.5%**
Financials	24.7%
Energy	19.8%
Consumer Discretionary	13.7%
Information Technology	12.9%
Health Care	12.3%
Materials	6.2%
Consumer Staples	4.8%
Industrials	2.1%
Cash and Cash Equivalents	**3.5%**

Top 10 Equity Holdings

Company	Sector
Citigroup Inc.	Financials
Western Digital Corporation	Information Technology
Xerox Corporation	Information Technology
Time Warner Cable Inc.	Consumer Discretionary
JPMorgan Chase & Co.	Financials
Wells Fargo & Company	Financials
LyondellBasell Industries N.V., Class A	Materials
Comcast Corporation, Class A	Consumer Discretionary
Atlas Pipeline Partners, L.P.	Energy
Target Corporation	Consumer Discretionary

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT
Value



——— Value[1]	. . . .	$21,165
‐‐‐‐‐ Russell 1000 Value	. . . .	$20,772

(1) The value of the investment in the Portfolio is impacted by the ongoing expenses of the Portfolio and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	
1-year period ended 12-31-13	35.34%
5-year period ended 12-31-13	17.52%
10-year period ended 12-31-13	7.79%

(2) Data quoted is past performance and current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please call 1.888.WADDELL for the Portfolio's most recent month-end performance. Performance data quoted does not reflect any expenses or charges associated with owning a variable life insurance policy or variable annuity contract that invests in the Portfolio's shares. When such charges are deducted, actual investment performance in a variable policy or contract will be lower.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Value (in thousands) DECEMBER 31, 2013

COMMON STOCKS	Shares	Value
Apparel Retail – 0.1%		
Limited Brands, Inc.	6	$ 377
Biotechnology – 1.9%		
Amgen Inc.	61	6,964
Cable & Satellite – 7.2%		
Comcast Corporation, Class A	227	11,806
Time Warner Cable Inc.	110	14,947
		26,753
Communications Equipment – 0.6%		
Nokia Corporation, Series A, ADR	273	2,216
Computer Storage & Peripherals – 4.4%		
Western Digital Coproration (A)	193	16,210
Department Stores – 2.0%		
Macy's Inc. (A)	141	7,508
Diversified Banks – 3.4%		
Wells Fargo & Company	278	12,630
Diversified Chemicals – 3.0%		
Dow Chemical Company (The)	253	11,224
Drug Retail – 2.8%		
CVS Caremark Corporation	146	10,442
General Merchandise Stores – 3.0%		
Target Corporation	178	11,243
Health Care Distributors – 2.2%		
McKesson Corporation	50	8,070
Health Care Facilities – 2.0%		
HCA Holdings, Inc. (B)	154	7,347
Home Improvement Retail – 1.4%		
Lowe's Companies, Inc.	104	5,173
Industrial Machinery – 2.1%		
Parker Hannifin Corporation	61	7,808
Integrated Oil & Gas – 2.8%		
Occidental Petroleum Corporation	110	10,490
Investment Banking & Brokerage – 2.9%		
Goldman Sachs Group, Inc. (The)	61	10,760

COMMON STOCKS (Continued)	Shares	Value
Life & Health Insurance – 2.6%		
MetLife, Inc.	177	$ 9,544
Managed Health Care – 2.7%		
Aetna Inc.	149	10,199
Office Electronics – 4.2%		
Xerox Corporation	1,274	15,498
Oil & Gas Refining & Marketing – 5.2%		
Marathon Petroleum Corporation (A)	117	10,695
Phillips 66 (A)	113	8,747
		19,442
Oil & Gas Storage & Transportation – 11.8%		
Access Midstream Partners, L.P.	106	5,975
Atlas Energy, L.P.	235	10,996
Atlas Pipeline Partners, L.P.	326	11,412
MarkWest Energy Partners, L.P.	87	5,733
Regency Energy Partners LP	370	9,706
		43,822
Other Diversified Financial Services – 8.5%		
Citigroup Inc.	322	16,753
JPMorgan Chase & Co.	251	14,661
		31,414
Pharmaceuticals – 3.5%		
Shire Pharmaceuticals Group plc, ADR (A)	25	3,575
Teva Pharmaceutical Industries Limited, ADR	238	9,539
		13,114
Property & Casualty Insurance – 2.8%		
ACE Limited	102	10,560
Regional Banks – 2.4%		
PNC Financial Services Group, Inc. (The)	115	8,891
Reinsurance – 2.1%		
Reinsurance Group of America, Incorporated (A)	100	7,764
Semiconductor Equipment – 1.9%		
Lam Research Corporation (B)	130	7,100

COMMON STOCKS (Continued)	Shares	Value
Soft Drinks – 1.6%		
Coca-Cola Enterprises Inc.	132	$ 5,803
Specialty Chemicals – 3.2%		
LyondellBasell Industries N.V., Class A	148	11,898
Systems Software – 1.8%		
Oracle Corporation	177	6,761
Tobacco – 0.4%		
Philip Morris International Inc.	19	1,638
TOTAL COMMON STOCKS – 96.5%		**$358,663**
(Cost: $280,316)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 3.6%		
Danaher Corporation, 0.110%, 1-17-14 (C)	$5,000	5,000
International Business Machines Corporation, 0.030%, 1-22-14 (C)	1,000	1,000
St. Jude Medical, Inc., 0.130%, 1-21-14 (C)	5,927	5,926
Unilever Capital Corporation (GTD by Unilever N.V.), 0.020%, 1-3-14 (C)	1,380	1,380
		13,306
Master Note – 0.8%		
Toyota Motor Credit Corporation, 0.091%, 1-7-14 (D)	2,884	2,884
TOTAL SHORT-TERM SECURITIES – 4.4%		**$ 16,190**
(Cost: $16,190)		
TOTAL INVESTMENT SECURITIES – 100.9%		**$374,853**
(Cost: $296,506)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.9%)		**(3,237)**
NET ASSETS – 100.0%		**$371,616**

Notes to Schedule of Investments

(A)All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at December 31, 2013.

(D)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2013. Date shown represents the date that the variable rate resets.

Value (in thousands) DECEMBER 31, 2013

The following written options were outstanding at December 31, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Limited Brands, Inc.	N/A	Put	239	January 2014	$ 60.00	$ 24	$ (16)
	N/A	Put	239	February 2014	60.00	38	(38)
	N/A	Put	239	May 2014	60.00	82	(74)
LyondellBasell Industries N.V., Class A	N/A	Put	250	January 2014	70.00	30	(2)
Macy's Inc.	N/A	Call	418	January 2014	52.50	17	(64)
Marathon Petroleum Corporation	N/A	Call	267	January 2014	75.00	32	(443)
	N/A	Call	267	January 2014	77.50	19	(381)
	N/A	Call	267	January 2014	80.00	13	(316)
	N/A	Call	134	April 2014	77.50	152	(208)
Phillips 66	N/A	Call	270	January 2014	67.50	23	(260)
	N/A	Call	270	January 2014	70.00	13	(196)
	N/A	Call	270	January 2014	72.50	8	(132)
	N/A	Call	135	February 2014	70.00	65	(106)
Reinsurance Group of America, Incorporated	N/A	Call	361	January 2014	75.00	23	(88)
	N/A	Call	280	January 2014	80.00	3	(8)
	N/A	Call	362	April 2014	80.00	14	(60)
Shire Pharmaceuticals Group plc, ADR	N/A	Call	253	January 2014	145.00	54	(34)
Western Digital Corporation	N/A	Put	262	January 2014	60.00	19	(1)
	N/A	Call	73	January 2014	90.00	8	(3)
						$637	$(2,430)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of December 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$358,663	$ —	$—
Short-Term Securities	—	16,190	—
Total	$358,663	$16,190	$—
Liabilities			
Written Options	$ 2,166	$ 264	$—

As of December 31 2013, there were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Pathfinder Moderate – Managed Volatility	Pathfinder Moderately Aggressive – Managed Volatility
ASSETS							
Investments in unaffiliated securities at market value+	$ 609	$ 570	$ 196	$ 502	$ 760	$ 1,590	$ 308
Investments in affiliated securities at market value+	85,212	120,359	919,040	1,088,973	298,713	32,201	9,962
Investments at Market Value	85,821	120,929	919,236	1,089,475	299,473	33,791	10,270
Cash	—*	1	—*	1	1	1	1
Investment securities sold receivable	—	—	403	97	—	—	—
Dividends and interest receivable	—*	1	4	3	2	—*	—*
Capital shares sold receivable	44	299	2,017	1	526	714	66
Restricted cash	—	—	—	—	—	29	8
Variation margin receivable	—	—	—	—	—	2	1
Prepaid and other assets	1	1	8	9	3	23	23
Total Assets	85,866	121,231	921,668	1,089,586	300,005	34,560	10,369
LIABILITIES							
Investment securities purchased payable	—*	1	4	3	163	596	—*
Capital shares redeemed payable	1	1	14	50	9	1	1
Trustees and Chief Compliance Officer fees payable	4	4	27	32	9	—*	—*
Shareholder servicing payable	—*	—*	1	1	—*	—*	—*
Investment management fee payable	—	—	—	—	—	—*	—*
Accounting services fee payable	2	3	13	15	5	1	—
Other liabilities	2	2	10	11	3	1	1
Total Liabilities	9	11	69	112	189	599	2
Total Net Assets	$85,857	$121,220	$921,599	$1,089,474	$299,816	$33,961	$10,367
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$67,801	$102,542	$727,598	$ 841,524	$246,416	$32,932	$ 9,920
Undistributed (distributions in excess of) net investment income	727	1,286	9,558	11,260	2,916	(5)	(4)
Accumulated net realized gain	6,251	7,312	65,644	75,981	18,969	75	23
Net unrealized appreciation	11,078	10,080	118,799	160,709	31,515	959	428
Total Net Assets	$85,857	$121,220	$921,599	$1,089,474	$299,816	$33,961	$10,367
CAPITAL SHARES OUTSTANDING	14,436	21,011	150,200	170,828	49,680	6,321	1,917
NET ASSET VALUE PER SHARE	$5.95	$5.77	$6.14	$6.38	$6.03	$5.37	$5.41
+COST							
Investments in unaffiliated securities at cost	$ 609	$ 570	$ 196	$ 502	$ 760	$ 1,590	$ 308
Investments in affiliated securities at cost	74,134	110,279	800,241	928,264	267,198	31,267	9,541

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Pathfinder Moderately Conservative – Managed Volatility	Asset Strategy[1]	Balanced	Bond	Core Equity	Dividend Opportunities	Energy
ASSETS							
Investments in unaffiliated securities at market value+	$ 312	$1,555,459	$417,357	$310,924	$499,716	$483,197	$100,497
Investments in affiliated securities at market value+	9,290	—	—	—	—	—	—
Bullion at market value+	—	118,499	—	—	—	—	—
Investments at Market Value	9,602	1,673,958	417,357	310,924	499,716	483,197	100,497
Cash	1	10,932	—*	7	—*	1	1
Cash denominated in foreign currencies at market value+	—	139	—	—	—	—	—
Restricted cash	4	5,430	—	—	—	—	—
Investment securities sold receivable	—	579	—	—	—	717	—
Dividends and interest receivable	—*	6,359	946	2,788	607	751	76
Capital shares sold receivable	216	1,806	31	537	331	119	243
Unrealized appreciation on forward foreign currency contracts	—	8,144	—	—	—	—	—
Variation margin receivable	—*	106	—	89	—	—	—
Prepaid and other assets	23	13	4	4	4	1	1
Total Assets	9,846	1,707,466	418,338	314,349	500,658	484,786	100,818
LIABILITIES							
Investment securities purchased payable	25	—	—	—	—	—	1,567
Capital shares redeemed payable	—*	2,113	358	160	496	266	47
Trustees and Chief Compliance Officer fees payable	—*	119	76	72	144	21	3
Service fee payable	—	12	3	2	3	3	1
Shareholder servicing payable	—*	2	—*	—*	1	1	—*
Investment management fee payable	—*	31	8	4	9	9	2
Accounting services fee payable	—	21	10	10	11	11	4
Written options at market value+	—	542	—	—	—	—	—
Other liabilities	1	153	6	8	9	10	2
Total Liabilities	26	2,993	461	256	673	321	1,626
Total Net Assets	$9,820	$1,704,473	$417,877	$314,093	$499,985	$484,465	$ 99,192
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$9,447	$1,074,939	$267,588	$293,452	$300,321	$327,259	$ 82,080
Undistributed (distributions in excess of) net investment income	(4)	13,250	3,768	11,861	2,325	5,745	137
Accumulated net realized gain (loss)	31	205,264	34,510	9,066	69,603	37,658	(684)
Net unrealized appreciation (depreciation)	346	411,020	112,011	(286)	127,736	113,803	17,659
Total Net Assets	$9,820	$1,704,473	$417,877	$314,093	$499,985	$484,465	$ 99,192
CAPITAL SHARES OUTSTANDING	1,849	128,653	39,957	57,218	33,039	53,566	13,219
NET ASSET VALUE PER SHARE	$5.31	$13.25	$10.46	$5.49	$15.13	$9.04	$7.50
+COST							
Investments in unaffiliated securities at cost	$ 312	$1,153,817	$305,346	$311,580	$371,980	$369,394	$ 82,838
Investments in affiliated securities at cost	8,948	—	—	—	—	—	—
Bullion at cost	—	120,441	—	—	—	—	—
Cash denominated in foreign currencies at cost	—	132	—	—	—	—	—
Written options premiums received at cost	—	984	—	—	—	—	—

*Not shown due to rounding.

(1)Consolidated Statement of Assets and Liabilities (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Global Bond	Global Natural Resources	Growth	High Income	International Core Equity	International Growth	Limited-Term Bond
ASSETS							
Investments in unaffiliated securities at market value+	$15,676	$172,302	$1,200,352	$687,331	$670,427	$416,004	$432,675
Investments at Market Value	15,676	172,302	1,200,352	687,331	670,427	416,004	432,675
Cash	1	—*	1	923	—*	—	1
Cash denominated in foreign currencies at market value+	—	—	—	4	1	8,154	—
Restricted cash	—	—	—	—	—	867	—
Investment securities sold receivable	5	10	1,186	3,467	936	—	—
Dividends and interest receivable	194	251	851	11,046	1,226	777	3,792
Capital shares sold receivable	—*	169	764	1,386	100	109	136
Unrealized appreciation on forward foreign currency contracts	—	54	—	—	1,286	815	—
Variation margin receivable	—	—	—	—	—	—	116
Prepaid and other assets	—*	2	8	6	4	2	—*
Total Assets	15,876	172,788	1,203,162	704,163	673,980	426,728	436,720
LIABILITIES							
Investment securities purchased payable	—	—	782	14,278	—	6,295	—
Capital shares redeemed payable	34	38	625	390	497	370	77
Trustees and Chief Compliance Officer fees payable	—*	15	215	40	64	48	6
Overdraft due to custodian	—	—	—	—	—	174	—
Service fee payable	—*	1	8	5	5	3	3
Shareholder servicing payable	—*	—*	1	—*	1	—*	—*
Investment management fee payable	—	5	22	11	16	10	6
Accounting services fee payable	1	6	22	14	13	10	11
Unrealized depreciation on forward foreign currency contracts	7	193	—	125	1,143	833	—
Written options at market value+	—	—	—	—	149	—	—
Other liabilities	1	4	18	9	17	15	6
Total Liabilities	43	262	1,693	14,872	1,905	7,758	109
Total Net Assets	$15,833	$172,526	$1,201,469	$689,291	$672,075	$418,970	$436,611
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$15,564	$189,226	$ 698,752	$624,477	$516,587	$305,587	$434,718
Undistributed (distributions in excess of) net investment income	405	(16)	3,053	39,872	9,590	5,877	2,586
Accumulated net realized gain (loss)	(130)	(28,822)	145,214	6,062	52,214	36,366	109
Net unrealized appreciation (depreciation)	(6)	12,138	354,450	18,880	93,684	71,140	(802)
Total Net Assets	$15,833	$172,526	$1,201,469	$689,291	$672,075	$418,970	$436,611
CAPITAL SHARES OUTSTANDING	3,070	31,756	90,114	172,501	34,028	42,687	89,326
NET ASSET VALUE PER SHARE	$5.16	$5.43	$13.33	$4.00	$19.75	$9.81	$4.89
+COST							
Investments in unaffiliated securities at cost	$15,674	$160,027	$ 845,902	$668,328	$576,826	$344,898	$433,958
Cash denominated in foreign currencies at cost	—	—	—	4	1	8,094	—
Written options premiums received at cost	—	—	—	—	63	—	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Micro Cap Growth	Mid Cap Growth	Money Market	Real Estate Securities	Science and Technology	Small Cap Growth	Small Cap Value
ASSETS							
Investments in unaffiliated securities at market value+	$79,052	$425,947	$600,015	$40,343	$571,039	$561,481	$289,332
Investments at Market Value	**79,052**	**425,947**	**600,015**	**40,343**	**571,039**	**561,481**	**289,332**
Cash	1	7	1	2	68	—*	—*
Investment securities sold receivable	218	272	—	236	240	—	—
Dividends and interest receivable	19	165	471	181	248	21	170
Capital shares sold receivable	9	323	3,783	10	1,852	131	32
Receivable from affiliates	—	69	628	—	—	—	—
Prepaid and other assets	1	2	1	—*	4	3	2
Total Assets	**79,300**	**426,785**	**604,899**	**40,772**	**573,451**	**561,636**	**289,536**
LIABILITIES							
Investment securities purchased payable	—	358	—	599	2,134	569	—
Capital shares redeemed payable	109	437	142	8	1,001	553	345
Distributions payable	—	—	11	—	—	—	—
Trustees and Chief Compliance Officer fees payable	6	11	27	4	61	88	24
Service fee payable	—*	3	—	—*	4	4	2
Shareholder servicing payable	—*	1	—*	—*	1	—*	—*
Investment management fee payable	2	10	6	1	13	13	7
Accounting services fee payable	4	10	12	2	11	13	8
Written options at market value+	—	178	—	3	435	—	—
Other liabilities	3	5	5	3	7	8	7
Total Liabilities	**124**	**1,013**	**203**	**620**	**3,667**	**1,248**	**393**
Total Net Assets	**$79,176**	**$425,772**	**$604,696**	**$40,152**	**$569,784**	**$560,388**	**$289,143**
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$43,606	$305,369	$604,703	$35,365	$303,264	$339,383	$191,327
Undistributed (distributions in excess of) net investment income	8	(84)	—	521	(72)	(87)	1,010
Accumulated net realized gain (loss)	9,751	25,575	(7)	2,471	46,764	43,653	43,052
Net unrealized appreciation	25,811	94,912	—	1,795	219,828	177,439	53,754
Total Net Assets	**$79,176**	**$425,772**	**$604,696**	**$40,152**	**$569,784**	**$560,388**	**$289,143**
CAPITAL SHARES OUTSTANDING	2,492	39,705	604,706	5,082	21,433	40,735	14,529
NET ASSET VALUE PER SHARE	$31.78	$10.72	$1.00	$7.90	$26.58	$13.76	$19.90
+COST							
Investments in unaffiliated securities at cost	$53,241	$331,024	$600,015	$38,547	$351,287	$384,042	$235,578
Written options premiums received at cost	—	167	—	1	511	—	—

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Value
ASSETS	
Investments in unaffiliated securities at market value+	$374,853
Investments at Market Value	**374,853**
Cash	—*
Investment securities sold receivable	737
Dividends and interest receivable	372
Capital shares sold receivable	39
Prepaid and other assets	2
Total Assets	**376,003**
LIABILITIES	
Investment securities purchased payable	1,712
Capital shares redeemed payable	174
Trustees and Chief Compliance Officer fees payable	45
Service fee payable	3
Shareholder servicing payable	—*
Investment management fee payable	7
Accounting services fee payable	10
Written options at market value+	2,430
Other liabilities	6
Total Liabilities	**4,387**
Total Net Assets	**$371,616**
NET ASSETS	
Capital paid in (shares authorized – unlimited)	$239,933
Undistributed net investment income	6,477
Accumulated net realized gain	48,651
Net unrealized appreciation	76,555
Total Net Assets	**$371,616**
CAPITAL SHARES OUTSTANDING	47,547
NET ASSET VALUE PER SHARE	$7.82
+COST	
Investments in unaffiliated securities at cost	$296,506
Written options premiums received at cost	637

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Pathfinder Moderate – Managed Volatility[1]	Pathfinder Moderately Aggressive – Managed Volatility[1]
INVESTMENT INCOME							
Dividends from affiliated securities	$ 787	$ 1,362	$ 9,870	$ 11,606	$ 3,048	$ —*	$ —*
Interest and amortization from unaffiliated securities	1	1	1	1	1	1	—*
Total Investment Income	788	1,363	9,871	11,607	3,049	1	—*
EXPENSES							
Investment management fee	—	—	—	—	—	10	4
Shareholder servicing	1	1	6	6	2	—*	—*
Offering costs	—	—	—	—	—	14	14
Custodian fees	2	3	2	3	2	1	1
Trustees and Chief Compliance Officer fees	5	6	46	54	15	—*	—*
Accounting services fee	25	35	144	163	58	1	—
Professional fees	14	15	37	41	20	2	2
Other	10	13	53	61	28	1	1
Total Expenses	57	73	288	328	125	29	22
Net Investment Income (Loss)	731	1,290	9,583	11,279	2,924	(28)	(22)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in affiliated securities	4,186	5,169	46,690	52,618	13,406	118	50
Distributions of realized capital gains from affiliated securities	2,067	2,145	18,977	23,384	5,567	—*	—*
Futures contracts	—	—	—	—	—	(8)	(1)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—	—	—	—	—	—	—
Investments in affiliated securities	11,334	6,892	82,619	122,975	21,924	934	421
Futures contracts	—	—	—	—	—	25	7
Net Realized and Unrealized Gain	17,587	14,206	148,286	198,977	40,897	1,069	477
Net Increase in Net Assets Resulting from Operations	$18,318	$15,496	$157,869	$210,256	$43,821	$1,041	$455

*Not shown due to rounding.

(1)Period from August 1, 2013 (commencement of operations of the Portfolio) to December 31, 2013.

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Moderately Conservative – Managed Volatility[1]	Asset Strategy[2]	Balanced	Bond	Core Equity	Dividend Opportunities	Energy
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ 19,191	$ 4,709	$ —	$ 6,783	$ 9,788	$ 844
Dividends from affiliated securities	—*	—	—	—	—	—	—
Foreign dividend withholding tax	—	(722)	(42)	—	(107)	(68)	(18)
Interest and amortization from unaffiliated securities	—*	4,392	3,034	13,818	6	17	4
Foreign interest withholding tax	—	—*	—	—	—	—	—
Payment in-kind bond security income	—	3,616	—	—	—	—	—
Total Investment Income	—*	26,477	7,701	13,818	6,682	9,737	830
EXPENSES							
Investment management fee	5	10,091	2,701	2,002	3,097	3,052	709
Service fee	—	3,689	965	1,054	1,106	1,090	209
Shareholder servicing	—*	11	2	3	3	3	—*
Offering costs	14	—	—	—	—	—	—
Custodian fees	1	65	7	10	11	9	5
Trustees and Chief Compliance Officer fees	—*	98	37	38	58	26	5
Accounting services fee	—	249	121	120	127	126	44
Professional fees	2	122	29	35	28	28	18
Other	—*	176	29	34	34	37	40
Total Expenses	22	14,501	3,891	3,296	4,464	4,371	1,030
Less:							
Expenses in excess of limit	—	(100)	—	—	(221)	—	—
Total Net Expenses	22	14,401	3,891	3,296	4,243	4,371	1,030
Net Investment Income (Loss)	(22)	12,076	3,810	10,522	2,439	5,366	(200)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	—	236,281	34,603	11,145	69,662	37,681	4,937
Investments in affiliated securities	59	—	—	—	—	—	—
Distributions of realized capital gains from affiliated securities	—*	—	—	—	—	—	—
Futures contracts	(5)	(11,385)	—	(238)	—	—	—
Written options	—	9,413	—	—	—	—	—
Forward foreign currency contracts	—	3,021	—	—	—	—	—
Foreign currency exchange transactions	—	(62)	(1)	—	(2)	1	(1)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—	75,854	43,413	(30,825)	55,993	69,799	14,735
Investments in affiliated securities	342	—	—	—	—	—	—
Futures contracts	4	2,698	—	370	—	—	—
Written options	—	151	—	—	—	—	—
Forward foreign currency contracts	—	9,508	—	—	—	—	—
Foreign currency exchange transactions	—	36	—	—	2	—	—*
Net Realized and Unrealized Gain (Loss)	400	325,515	78,015	(19,548)	125,655	107,481	19,671
Net Increase (Decrease) in Net Assets Resulting from Operations	$378	$337,591	$81,825	$ (9,026)	$128,094	$112,847	$19,471

*Not shown due to rounding.

(1)Period from August 1, 2013 (commencement of operations of the Portfolio) to December 31, 2013.
(2)Consolidated Statement of Operations (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Global Bond	Global Natural Resources	Growth	High Income	International Core Equity	International Growth	Limited-Term Bond
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 38	$ 2,430	$ 13,910	$ 169	$ 19,462	$11,798	$ —
Foreign dividend withholding tax	(1)	(100)	(164)	—	(1,774)	(1,108)	—
Interest and amortization from unaffiliated securities	463	12	24	44,536	28	46	4,078
Foreign interest withholding tax	—	—	—	—	—	(1)	—
Total Investment Income	500	2,342	13,770	44,705	17,716	10,735	4,078
EXPENSES							
Investment management fee	86	1,769	7,613	3,533	5,628	4,143	1,043
Service fee	35	442	2,736	1,420	1,655	1,218	521
Shareholder servicing	—*	3	7	4	5	3	1
Custodian fees	4	22	18	14	85	72	8
Trustees and Chief Compliance Officer fees	1	12	105	36	47	35	11
Accounting services fee	13	66	250	149	162	131	78
Professional fees	23	31	48	45	41	36	26
Other	11	40	72	56	69	73	14
Total Expenses	173	2,385	10,849	5,257	7,692	5,711	1,702
Less:							
Expenses in excess of limit	(86)	—	(300)	(248)	—	(146)	—
Total Net Expenses	87	2,385	10,549	5,009	7,692	5,565	1,702
Net Investment Income (Loss)	413	(43)	3,221	39,696	10,024	5,170	2,376
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	(122)	(7,811)	145,325	13,678	76,474	42,420	376
Futures contracts	—	(3,492)	—	—	—	—	(45)
Written options	—	—	—	—	249	—	—
Swap agreements capital gains tax	—	—	—	—	—	(497)	—
Forward foreign currency contracts	(8)	740	—	(464)	4,002	(2,544)	—
Foreign currency exchange transactions	(2)	(24)	—	188	75	216	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(38)	24,158	194,791	2,773	59,199	41,391	(4,007)
Futures contracts	—	(3)	—	—	—	—	480
Written options	—	—	—	—	(86)	—	—
Forward foreign currency contracts	(6)	(84)	—	(55)	(1,368)	(1,327)	—
Foreign currency exchange transactions	(1)	(1)	—	2	64	71	—
Net Realized and Unrealized Gain (Loss)	(177)	13,483	340,116	16,122	138,609	79,730	(3,196)
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 236	$13,440	$343,337	$55,818	$148,633	$84,900	$ (820)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Micro Cap Growth	Mid Cap Growth	Money Market	Real Estate Securities	Science and Technology	Small Cap Growth	Small Cap Value
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 86	$ 2,584	$ —	$ 950	$ 2,755	$ 1,529	$ 2,957
Foreign dividend withholding tax	—	(11)	—	(5)	(40)	(7)	—
Interest and amortization from unaffiliated securities	3	19	774	—*	106	27	30
Total Investment Income	89	2,592	774	945	2,821	1,549	2,987
EXPENSES							
Investment management fee	588	2,998	1,436	378	3,680	4,386	2,364
Service fee	155	882	—	105	1,082	1,290	695
Shareholder servicing	—*	2	2	1	4	3	2
Custodian fees	7	12	10	8	29	13	9
Trustees and Chief Compliance Officer fees	4	19	23	3	35	46	19
Accounting services fee	42	108	109	27	124	139	91
Professional fees	20	25	23	28	31	32	25
Other	10	37	19	11	49	53	21
Total Expenses	826	4,083	1,622	561	5,034	5,962	3,226
Less:							
Expenses in excess of limit	—	(208)	(920)	(38)	(87)	(103)	—
Total Net Expenses	826	3,875	702	523	4,947	5,859	3,226
Net Investment Income (Loss)	(737)	(1,283)	72	422	(2,126)	(4,310)	(239)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	10,502	26,946	1	3,113	46,671	51,993	44,086
Written options	—	594	—	10	60	—	—
Forward foreign currency contracts	—	—	—	—	614	—	—
Foreign currency exchange transactions	—	—*	—	—*	(19)	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	18,252	65,139	—	(3,120)	150,277	138,156	35,573
Written options	—	(16)	—	(8)	76	—	—
Forward foreign currency contracts	—	—	—	—	(225)	—	—
Foreign currency exchange transactions	—	1	—	—*	—*	—	—
Net Realized and Unrealized Gain (Loss)	28,754	92,664	1	(5)	197,454	190,149	79,659
Net Increase in Net Assets Resulting from Operations	$28,017	$91,381	$ 73	$ 417	$195,328	$185,839	$79,420

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Value
INVESTMENT INCOME	
Dividends from unaffiliated securities	$ 6,224
Foreign dividend withholding tax	(49)
Interest and amortization from unaffiliated securities	17
Total Investment Income	**6,192**
EXPENSES	
Investment management fee	2,459
Service fee	878
Shareholder servicing	2
Custodian fees	9
Trustees and Chief Compliance Officer fees	27
Accounting services fee	108
Professional fees	32
Other	26
Total Expenses	**3,541**
Less:	
Expenses in excess of limit	(35)
Total Net Expenses	**3,506**
Net Investment Income	**2,686**
REALIZED AND UNREALIZED GAIN (LOSS)	
Net realized gain (loss) on:	
Investments in unaffiliated securities	51,719
Written options	(1,410)
Net change in unrealized appreciation (depreciation) on:	
Investments in unaffiliated securities	53,781
Written options	(1,577)
Net Realized and Unrealized Gain	**102,513**
Net Increase in Net Assets Resulting from Operations	**$105,199**

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Aggressive		Pathfinder Conservative		Pathfinder Moderate	
	Year ended 12-31-13	Year ended 12-31-12	Year ended 12-31-13	Year ended 12-31-12	Year ended 12-31-13	Year ended 12-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 731	$ 962	$ 1,290	$ 1,574	$ 9,583	$ 9,494
Net realized gain on investments	6,253	4,481	7,314	4,673	65,667	30,255
Net change in unrealized appreciation	11,334	2,340	6,892	254	82,619	18,782
Net Increase in Net Assets Resulting from Operations	**18,318**	**7,783**	**15,496**	**6,501**	**157,869**	**58,531**
Distributions to Shareholders From:						
Net investment income	(963)	(625)	(1,576)	(900)	(9,499)	(6,228)
Net realized gains	(4,480)	(3,093)	(4,671)	(2,835)	(30,261)	(17,889)
Total Distributions to Shareholders	**(5,443)**	**(3,718)**	**(6,247)**	**(3,735)**	**(39,760)**	**(24,117)**
Capital Share Transactions	**4,098**	**(650)**	**4,958**	**15,849**	**70,984**	**115,723**
Net Increase in Net Assets	**16,973**	**3,415**	**14,207**	**18,615**	**189,093**	**150,137**
Net Assets, Beginning of Period	68,884	65,469	107,013	88,398	732,506	582,369
Net Assets, End of Period	$ 85,857	$ 68,884	$121,220	$107,013	$921,599	$732,506
Undistributed net investment income	$ 727	$ 959	$ 1,286	$ 1,572	$ 9,558	$ 9,474

(In thousands)	Pathfinder Moderately Aggressive		Pathfinder Moderately Conservative		Pathfinder Moderate – Managed Volatility	Pathfinder Moderately Aggressive – Managed Volatility
	Year ended 12-31-13	Year ended 12-31-12	Year ended 12-31-13	Year ended 12-31-12	Period from 8-1-13[2] to 12-31-13	Period from 8-1-13[2] to 12-31-13
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 11,279	$ 11,571	$ 2,924	$ 3,438	$ (28)	$ (22)
Net realized gain on investments	76,002	41,988	18,973	10,233	110	49
Net change in unrealized appreciation	122,975	27,991	21,924	3,535	959	428
Net Increase in Net Assets Resulting from Operations	**210,256**	**81,550**	**43,821**	**17,206**	**1,041**	**455**
Distributions to Shareholders From:						
Net investment income	(11,573)	(6,325)	(3,438)	(1,980)	—	—
Net realized gains	(42,000)	(20,770)	(10,234)	(6,091)	(12)	(8)
Total Distributions to Shareholders	**(53,573)**	**(27,095)**	**(13,672)**	**(8,071)**	**(12)**	**(8)**
Capital Share Transactions	**59,479**	**95,633**	**29,233**	**37,613**	**32,932**	**9,920**
Net Increase in Net Assets	**216,162**	**150,088**	**59,382**	**46,748**	**33,961**	**10,367**
Net Assets, Beginning of Period	873,312	723,224	240,434	193,686	—	—
Net Assets, End of Period	$1,089,474	$873,312	$299,816	$240,434	$ 33,961	$ 10,367
Undistributed (distributions in excess of) net investment income	$ 11,260	$ 11,554	$ 2,916	$ 3,430	$ (5)	$ (4)

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Moderately Conservative – Managed Volatility	Asset Strategy(1)		Balanced	
	Period from 8-1-13(2) to 12-31-13	Year ended 12-31-13	Year ended 12-31-12	Year ended 12-31-13	Year ended 12-31-12
INCREASE (DECREASE) IN NET ASSETS					
Operations:					
Net investment income (loss)	$ (22)	$ 12,076	$ 23,434	$ 3,810	$ 5,543
Net realized gain on investments	54	237,268	49,035	34,602	32,141
Net change in unrealized appreciation (depreciation)	346	88,247	151,567	43,413	1,756
Net Increase (Decrease) in Net Assets Resulting from Operations	**378**	**337,591**	**224,036**	**81,825**	**39,440**
Distributions to Shareholders From:					
Net investment income	—	(18,794)	(14,571)	(5,586)	(5,325)
Net realized gains	(5)	—	—	(32,109)	(19,283)
Total Distributions to Shareholders	**(5)**	**(18,794)**	**(14,571)**	**(37,695)**	**(24,608)**
Capital Share Transactions	**9,447**	**40,530**	**(61,015)**	**19,028**	**(4,954)**
Net Increase (Decrease) in Net Assets	**9,820**	**359,327**	**148,450**	**63,158**	**9,878**
Net Assets, Beginning of Period	**—**	**1,345,146**	**1,196,696**	**354,719**	**344,841**
Net Assets, End of Period	**$ 9,820**	**$1,704,473**	**$1,345,146**	**$417,877**	**$354,719**
Undistributed (distributions in excess of) net investment income	$ (4)	$ 13,250	$ 19,932	$ 3,768	$ 5,523

(In thousands)	Bond		Core Equity		Dividend Opportunities	
	Year ended 12-31-13	Year ended 12-31-12	Year ended 12-31-13	Year ended 12-31-12	Year ended 12-31-13	Year ended 12-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 10,522	$ 15,607	$ 2,439	$ 2,338	$ 5,366	$ 7,298
Net realized gain on investments	10,907	11,686	69,660	34,815	37,682	14,034
Net change in unrealized appreciation	(30,455)	6,540	55,995	29,079	69,799	23,601
Net Increase in Net Assets Resulting from Operations	**(9,026)**	**33,833**	**128,094**	**66,232**	**112,847**	**44,933**
Distributions to Shareholders From:						
Net investment income	(17,519)	(18,510)	(2,364)	(2,301)	(6,899)	(4,039)
Net realized gains	(8,284)	(4,695)	(34,808)	(38,524)	(9,376)	—
Total Distributions to Shareholders	**(25,803)**	**(23,205)**	**(37,172)**	**(40,825)**	**(16,275)**	**(4,039)**
Capital Share Transactions	**(161,639)**	**(140,008)**	**18,263**	**(10,291)**	**1,455**	**2,751**
Net Increase (Decrease) in Net Assets	**(196,468)**	**(129,380)**	**109,185**	**15,116**	**98,027**	**43,645**
Net Assets, Beginning of Period	**510,561**	**639,941**	**390,800**	**375,684**	**386,438**	**342,793**
Net Assets, End of Period	**$ 314,093**	**$ 510,561**	**$ 499,985**	**$390,800**	**$484,465**	**$386,438**
Undistributed net investment income	$ 11,861	$ 17,457	$ 2,325	$ 2,252	$ 5,745	$ 7,277

(1)Consolidated Statement of Changes in Net Assets (See Note 6 in Notes to Financial Statements).
(2)Commencement of operations.

See Accompanying Notes to Financial Statements.

(In thousands)	Energy		Global Bond		Global Natural Resources	
	Year ended 12-31-13	Year ended 12-31-12	Year ended 12-31-13	Year ended 12-31-12	Year ended 12-31-13	Year ended 12-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (200)	$ (120)	$ 413	$ 278	$ (43)	$ (246)
Net realized gain (loss) on investments	4,936	(662)	(132)	85	(10,587)	(17,115)
Net change in unrealized appreciation (depreciation)	14,735	1,448	(45)	169	24,070	20,431
Net Increase in Net Assets Resulting from Operations	**19,471**	**666**	**236**	**532**	**13,440**	**3,070**
Distributions to Shareholders From:						
Net investment income	—	—	—	(290)	—	—
Net realized gains	(282)	—	—	(8)	—	(10,947)
Total Distributions to Shareholders	**(282)**	**—**	**—**	**(298)**	**—**	**(10,947)**
Capital Share Transactions	**12,791**	**4,351**	**4,656**	**3,703**	**(20,853)**	**4,184**
Net Increase (Decrease) in Net Assets	**31,980**	**5,017**	**4,892**	**3,937**	**(7,413)**	**(3,693)**
Net Assets, Beginning of Period	67,212	62,195	10,941	7,004	179,939	183,632
Net Assets, End of Period	$ 99,192	$ 67,212	$ 15,833	$ 10,941	$172,526	$179,939
Undistributed (distributions in excess of) net investment income	$ 137	$ 11	$ 405	$ (6)	$ (16)	$ (418)

(In thousands)	Growth		High Income		International Core Equity	
	Year ended 12-31-13	Year ended 12-31-12	Year ended 12-31-13	Year ended 12-31-12	Year ended 12-31-13	Year ended 12-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 3,221	$ 4,659	$ 39,696	$ 27,492	$ 10,024	$ 9,193
Net realized gain (loss) on investments	145,325	83,938	13,402	7,005	80,800	(26,621)
Net change in unrealized appreciation	194,791	25,195	2,720	23,375	57,809	88,572
Net Increase in Net Assets Resulting from Operations	**343,337**	**113,792**	**55,818**	**57,872**	**148,633**	**71,144**
Distributions to Shareholders From:						
Net investment income	(4,695)	(613)	(27,182)	(21,218)	(11,160)	(12,827)
Net realized gains	(83,930)	(72,631)	—	—	—	(4,653)
Total Distributions to Shareholders	**(88,625)**	**(73,244)**	**(27,182)**	**(21,218)**	**(11,160)**	**(17,480)**
Capital Share Transactions	**(45,243)**	**92,558**	**211,658**	**140,007**	**(87,256)**	**46,747**
Net Increase in Net Assets	**209,469**	**133,106**	**240,294**	**176,661**	**50,217**	**100,411**
Net Assets, Beginning of Period	992,000	858,894	448,997	272,336	621,858	521,447
Net Assets, End of Period	$1,201,469	$992,000	$689,291	$448,997	$672,075	$621,858
Undistributed net investment income	$ 3,053	$ 4,527	$ 39,872	$ 27,151	$ 9,590	$ 9,014

See Accompanying Notes to Financial Statements.

(In thousands)	International Growth		Limited-Term Bond		Micro Cap Growth	
	Year ended 12-31-13	Year ended 12-31-12	Year ended 12-31-13	Year ended 12-31-12	Year ended 12-31-13	Year ended 12-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 5,170	$ 3,517	$ 2,376	$ 3,068	$ (737)	$ (448)
Net realized gain on investments	39,595	11,457	331	4,722	10,502	2,632
Net change in unrealized appreciation (depreciation)	40,135	37,407	(3,527)	478	18,252	3,303
Net Increase (Decrease) in Net Assets Resulting from Operations	**84,900**	**52,381**	**(820)**	**8,268**	**28,017**	**5,487**
Distributions to Shareholders From:						
Net investment income	(4,721)	(5,714)	—	(3,632)	—	—
Net realized gains	(10,103)	(18,662)	(135)	(2,978)	(2,495)	(3,948)
Total Distributions to Shareholders	(14,824)	(24,376)	(135)	(6,610)	(2,495)	(3,948)
Capital Share Transactions	(129,161)	183,632	314,950	(120,444)	4,836	1,047
Net Increase (Decrease) in Net Assets	(59,085)	211,637	313,995	(118,786)	30,358	2,586
Net Assets, Beginning of Period	478,055	266,418	122,616	241,402	48,818	46,232
Net Assets, End of Period	$ 418,970	$478,055	$436,611	$ 122,616	$79,176	$48,818
Undistributed (distributions in excess of) net investment income	$ 5,877	$ 3,964	$ 2,586	$ (9)	$ 8	$ (5)

(In thousands)	Mid Cap Growth		Money Market		Real Estate Securities	
	Year ended 12-31-13	Year ended 12-31-12	Year ended 12-31-13	Year ended 12-31-12	Year ended 12-31-13	Year ended 12-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (1,283)	$ (581)	$ 72	$ 46	$ 422	$ 416
Net realized gain on investments	27,540	10,636	1	3	3,123	3,970
Net change in unrealized appreciation (depreciation)	65,124	16,483	—	—	(3,128)	2,132
Net Increase in Net Assets Resulting from Operations	**91,381**	**26,538**	**73**	**49**	**417**	**6,518**
Distributions to Shareholders From:						
Net investment income	—	—	(72)	(46)	(467)	(293)
Net realized gains	(11,278)	(19,853)	—	—	—	—
Total Distributions to Shareholders	(11,278)	(19,853)	(72)	(46)	(467)	(293)
Capital Share Transactions	81,550	84,724	359,751	21,745	(206)	(4,467)
Net Increase (Decrease) in Net Assets	161,653	91,409	359,752	21,748	(256)	1,758
Net Assets, Beginning of Period	264,119	172,710	244,944	223,196	40,408	38,650
Net Assets, End of Period	$ 425,772	$264,119	$604,696	$ 244,944	$40,152	$40,408
Undistributed (distributions in excess of) net investment income	$ (84)	$ (7)	$ —	$ —	$ 521	$ 524

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Science and Technology		Small Cap Growth		Small Cap Value	
	Year ended 12-31-13	Year ended 12-31-12	Year ended 12-31-13	Year ended 12-31-12	Year ended 12-31-13	Year ended 12-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (2,126)	$ (2,159)	$ (4,310)	$ (3,098)	$ (239)	$ 1,870
Net realized gain (loss) on investments	47,326	26,072	51,993	(3,861)	44,086	18,012
Net change in unrealized appreciation	150,128	51,878	138,156	21,872	35,573	21,344
Net Increase in Net Assets Resulting from Operations	**195,328**	**75,791**	**185,839**	**14,913**	**79,420**	**41,226**
Distributions to Shareholders From:						
Net investment income	—	—	—	—	(2,358)	(1,053)
Net realized gains	(24,421)	(22,380)	—	(8,258)	(17,437)	(15,410)
Total Distributions to Shareholders	**(24,421)**	**(22,380)**	**—**	**(8,258)**	**(19,795)**	**(16,463)**
Capital Share Transactions	**64,753**	**1,884**	**(73,598)**	**91,348**	**(16,009)**	**(6,868)**
Net Increase in Net Assets	**235,660**	**55,295**	**112,241**	**98,003**	**43,616**	**17,895**
Net Assets, Beginning of Period	334,124	278,829	448,147	350,144	245,527	227,632
Net Assets, End of Period	**$569,784**	**$334,124**	**$560,388**	**$448,147**	**$289,143**	**$245,527**
Undistributed (distributions in excess of) net investment income	$ (72)	$ (114)	$ (87)	$ (68)	$ 1,010	$ 554

(In thousands)	Value	
	Year ended 12-31-13	Year ended 12-31-12
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 2,686	$ 3,648
Net realized gain on investments	50,309	9,576
Net change in unrealized appreciation	52,204	39,161
Net Increase in Net Assets Resulting from Operations	**105,199**	**52,385**
Distributions to Shareholders From:		
Net investment income	(2,749)	(4,010)
Net realized gains	(8,828)	(24,625)
Total Distributions to Shareholders	**(11,577)**	**(28,635)**
Capital Share Transactions	**(30,379)**	**(2,166)**
Net Increase in Net Assets	**63,243**	**21,584**
Net Assets, Beginning of Period	308,373	286,789
Net Assets, End of Period	**$371,616**	**$308,373**
Undistributed net investment income	$ 6,477	$ 5,615

See Accompanying Notes to Financial Statements.

(In thousands)

Cash flows provided by operating activities:	
Net increase in net assets resulting from operations	$ 337,591
Adjustments to reconcile net increase in net assets from operations to net cash used for operating activities:	
Purchases of long-term investment securities	(740,923)
Proceeds from sales of long-term investment securities	890,552
Purchases of bullion, net	(27,320)
Proceeds from sales of purchased options, net	19,904
Payments received from payment in kind securities	(3,616)
Purchases of short-term portfolio investment securities, net	(155,842)
Increase in investment securities sold receivable	(464)
Increase in dividends and interest receivable	(1,604)
Increase in variation margin receivable	(106)
Decrease in investment securities purchased payable	(1,459)
Increase in Trustees and Chief Compliance Officer fees payable	29
Increase in service fee payable	3
Increase in investment management fees payable	6
Decrease in written options	(1,745)
Net unrealized gain on foreign currency transactions	(42)
Proceeds from currency transactions	121
Increase in other liabilities	57
Increase in restricted cash	(4,436)
Net change in unrealized appreciation on investments	(75,854)
Net change in unrealized appreciation on futures contracts	(2,698)
Net change in unrealized appreciation on written options	(151)
Net change in unrealized appreciation on forward foreign currency contracts	(9,508)
Net change in unrealized appreciation on foreign currency exchange transactions	(36)
Net realized gain on investments, futures contracts, written options and foreign currency transactions	(237,268)
Net cash used for operating activities	(14,809)
Cash flows provided by financing activities:	
Proceeds from the sale of shares	283,240
Payment on shares redeemed	(257,702)
Net cash provided by financing activities	25,538
Net increase in cash and foreign currency	10,729
Cash and foreign currency, at beginning of period	342
Cash and foreign currency, at end of period	$ 11,071

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Pathfinder Aggressive							
Year ended 12-31-2013	$ 5.04	$ 0.05[3]	$ 1.27	$ 1.32	$(0.07)	$(0.34)	$(0.41)
Year ended 12-31-2012	4.77	0.07[3]	0.48	0.55	(0.05)	(0.23)	(0.28)
Year ended 12-31-2011	5.16	0.04[3]	(0.24)	(0.20)	(0.06)	(0.13)	(0.19)
Year ended 12-31-2010	4.63	0.06	0.63	0.69	(0.05)	(0.11)	(0.16)
Year ended 12-31-2009	3.81	0.05	0.83	0.88	(0.02)	(0.04)	(0.06)
Pathfinder Conservative							
Year ended 12-31-2013	5.33	0.06[3]	0.70	0.76	(0.08)	(0.24)	(0.32)
Year ended 12-31-2012	5.18	0.08[3]	0.27	0.35	(0.05)	(0.15)	(0.20)
Year ended 12-31-2011	5.32	0.06[3]	(0.02)	0.04	(0.07)	(0.11)	(0.18)
Year ended 12-31-2010	5.02	0.06	0.39	0.45	(0.05)	(0.10)	(0.15)
Year ended 12-31-2009	4.45	0.06	0.52	0.58	—*	(0.01)	(0.01)
Pathfinder Moderate							
Year ended 12-31-2013	5.33	0.07[3]	1.02	1.09	(0.07)	(0.21)	(0.28)
Year ended 12-31-2012	5.06	0.07[3]	0.40	0.47	(0.05)	(0.15)	(0.20)
Year ended 12-31-2011	5.27	0.06[3]	(0.13)	(0.07)	(0.06)	(0.08)	(0.14)
Year ended 12-31-2010	4.76	0.06	0.53	0.59	(0.03)	(0.05)	(0.08)
Year ended 12-31-2009	4.06	0.03	0.70	0.73	(0.01)	(0.02)	(0.03)
Pathfinder Moderately Aggressive							
Year ended 12-31-2013	5.45	0.07[3]	1.19	1.26	(0.07)	(0.26)	(0.33)
Year ended 12-31-2012	5.09	0.08[3]	0.46	0.54	(0.04)	(0.14)	(0.18)
Year ended 12-31-2011	5.37	0.05[3]	(0.21)	(0.16)	(0.04)	(0.08)	(0.12)
Year ended 12-31-2010	4.80	0.05	0.63	0.68	(0.04)	(0.07)	(0.11)
Year ended 12-31-2009	4.01	0.04	0.78	0.82	(0.01)	(0.02)	(0.03)
Pathfinder Moderately Conservative							
Year ended 12-31-2013	5.41	0.06[3]	0.87	0.93	(0.08)	(0.23)	(0.31)
Year ended 12-31-2012	5.19	0.08[3]	0.34	0.42	(0.05)	(0.15)	(0.20)
Year ended 12-31-2011	5.34	0.06[3]	(0.06)	0.00	(0.06)	(0.09)	(0.15)
Year ended 12-31-2010	4.94	0.06	0.47	0.53	(0.05)	(0.08)	(0.13)
Year ended 12-31-2009	4.31	0.05	0.60	0.65	(0.01)	(0.01)	(0.02)
Pathfinder Moderate – Managed Volatility							
Year ended 12-31-2013[4]	5.00	(0.01)[3]	0.38	0.37	—	—*	—*
Pathfinder Moderately Aggressive – Managed Volatility							
Year ended 12-31-2013[4]	5.00	(0.02)[3]	0.43	0.41	—	—*	—*
Pathfinder Moderately Conservative – Managed Volatility							
Year ended 12-31-2013[4]	5.00	(0.02)[3]	0.33	0.31	—	—*	—*
Asset Strategy							
Year ended 12-31-2013	10.73	0.10[3]	2.57	2.67	(0.15)	—	(0.15)
Year ended 12-31-2012	9.11	0.18[3]	1.55	1.73	(0.11)	—	(0.11)
Year ended 12-31-2011	9.91	0.06[3]	(0.76)	(0.70)	(0.10)	—	(0.10)
Year ended 12-31-2010	9.23	0.09	0.69	0.78	(0.10)	—	(0.10)
Year ended 12-31-2009	8.27	0.08	1.82	1.90	(0.03)	(0.91)	(0.94)

* Not shown due to rounding.

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from August 1, 2013 (commencement of operations of the Portfolio) through December 31, 2013.

(5) Annualized.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Pathfinder Aggressive								
Year ended 12-31-2013	$ 5.95	27.13%	$ 86	0.07%	0.96%	—%	—%	38%
Year ended 12-31-2012	5.04	12.18	69	0.08	1.41	—	—	38
Year ended 12-31-2011	4.77	-4.15	65	0.07	0.85	—	—	18
Year ended 12-31-2010	5.16	15.53	72	0.08	1.35	—	—	24
Year ended 12-31-2009	4.63	23.32	61	0.10	1.40	—	—	22
Pathfinder Conservative								
Year ended 12-31-2013	5.77	14.75	121	0.07	1.15	—	—	66
Year ended 12-31-2012	5.33	6.95	107	0.07	1.57	—	—	36
Year ended 12-31-2011	5.18	0.75	88	0.07	1.17	—	—	24
Year ended 12-31-2010	5.32	9.38	71	0.08	1.65	—	—	26
Year ended 12-31-2009	5.02	12.95	44	0.12	1.66	—	—	27
Pathfinder Moderate								
Year ended 12-31-2013	6.14	20.83	922	0.03	1.15	—	—	39
Year ended 12-31-2012	5.33	9.53	733	0.04	1.43	—	—	24
Year ended 12-31-2011	5.06	-1.46	582	0.04	1.15	—	—	16
Year ended 12-31-2010	5.27	12.63	461	0.04	1.52	—	—	18
Year ended 12-31-2009	4.76	17.95	270	0.06	1.35	—	—	18
Pathfinder Moderately Aggressive								
Year ended 12-31-2013	6.38	23.81	1,089	0.03	1.15	—	—	33
Year ended 12-31-2012	5.45	10.82	873	0.04	1.42	—	—	25
Year ended 12-31-2011	5.09	-3.02	723	0.04	0.97	—	—	14
Year ended 12-31-2010	5.37	14.46	501	0.04	1.35	—	—	23
Year ended 12-31-2009	4.80	20.70	302	0.06	1.35	—	—	19
Pathfinder Moderately Conservative								
Year ended 12-31-2013	6.03	17.71	300	0.05	1.09	—	—	46
Year ended 12-31-2012	5.41	8.41	240	0.05	1.57	—	—	26
Year ended 12-31-2011	5.19	0.00	194	0.05	1.12	—	—	18
Year ended 12-31-2010	5.34	10.97	151	0.06	1.60	—	—	21
Year ended 12-31-2009	4.94	15.12	92	0.09	1.56	—	—	28
Pathfinder Moderate – Managed Volatility								
Year ended 12-31-2013[4]	5.37	7.50	34	0.58[5][6]	-0.57[5]	—	—	18
Pathfinder Moderately Aggressive – Managed Volatility								
Year ended 12-31-2013[4]	5.41	8.27	10	1.04[5][7]	-1.03[5]	—	—	15
Pathfinder Moderately Conservative – Managed Volatility								
Year ended 12-31-2013[4]	5.31	6.29	10	0.98[5][8]	-0.97[5]	—	—	21
Asset Strategy								
Year ended 12-31-2013	13.25	25.13	1,704	0.97	0.82	0.98	0.81	64
Year ended 12-31-2012	10.73	19.18	1,345	1.00	1.83	1.01	1.82	49
Year ended 12-31-2011	9.11	-7.21	1,197	0.99	0.62	1.00	0.61	57
Year ended 12-31-2010	9.91	8.68	1,295	1.02	1.07	1.03	1.06	104
Year ended 12-31-2009	9.23	25.04	1,095	1.05	1.17	1.06	1.16	113

(6) Ratios of expenses to average net assets excluding offering cost was 0.29%.

(7) Ratios of expenses to average net assets excluding offering cost was 0.36%.

(8) Ratios of expenses to average net assets excluding offering cost was 0.35%.

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Balanced							
Year ended 12-31-2013	$ 9.37	$ 0.10[3]	$ 2.01	$ 2.11	$(0.15)	$(0.87)	$(1.02)
Year ended 12-31-2012	9.01	0.14[3]	0.88	1.02	(0.14)	(0.52)	(0.66)
Year ended 12-31-2011	9.59	0.14[3]	0.20	0.34	(0.15)	(0.77)	(0.92)
Year ended 12-31-2010	8.48	0.15	1.26	1.41	(0.17)	(0.13)	(0.30)
Year ended 12-31-2009	7.70	0.17	0.82	0.99	(0.16)	(0.05)	(0.21)
Bond							
Year ended 12-31-2013	5.90	0.14[3]	(0.26)	(0.12)	(0.20)	(0.09)	(0.29)
Year ended 12-31-2012	5.80	0.15[3]	0.18	0.33	(0.18)	(0.05)	(0.23)
Year ended 12-31-2011	5.60	0.17[3]	0.22	0.39	(0.15)	(0.04)	(0.19)
Year ended 12-31-2010	5.50	0.12	0.20	0.32	(0.22)	—	(0.22)
Year ended 12-31-2009	5.34	0.15	0.22	0.37	(0.21)	—	(0.21)
Core Equity							
Year ended 12-31-2013	12.38	0.07[3]	3.88	3.95	(0.07)	(1.13)	(1.20)
Year ended 12-31-2012	11.70	0.07[3]	1.96	2.03	(0.08)	(1.27)	(1.35)
Year ended 12-31-2011	11.91	0.07[3]	0.15	0.22	(0.04)	(0.39)	(0.43)
Year ended 12-31-2010	9.95	0.04	2.02	2.06	(0.10)	—	(0.10)
Year ended 12-31-2009	8.11	0.10	1.83	1.93	(0.09)	—	(0.09)
Dividend Opportunities							
Year ended 12-31-2013	7.24	0.10[3]	2.01	2.11	(0.13)	(0.18)	(0.31)
Year ended 12-31-2012	6.47	0.14[3]	0.71	0.85	(0.08)	—	(0.08)
Year ended 12-31-2011	6.86	0.09[3]	(0.41)	(0.32)	(0.07)	—	(0.07)
Year ended 12-31-2010	5.96	0.07	0.90	0.97	(0.07)	—	(0.07)
Year ended 12-31-2009	5.11	0.06	0.84	0.90	(0.05)	—	(0.05)
Energy							
Year ended 12-31-2013	5.89	(0.02)[3]	1.65	1.63	—	(0.02)	(0.02)
Year ended 12-31-2012	5.81	(0.01)[3]	0.09	0.08	—	—	—
Year ended 12-31-2011	6.39	(0.02)[3]	(0.56)	(0.58)	—	—	—
Year ended 12-31-2010	5.26	(0.01)	1.16	1.15	(0.02)	—	(0.02)
Year ended 12-31-2009	3.74	0.02	1.50	1.52	—	—	—
Global Bond							
Year ended 12-31-2013	5.07	0.15[3]	(0.06)	0.09	—	—	—
Year ended 12-31-2012	4.90	0.15[3]	0.16	0.31	(0.14)	—*	(0.14)
Year ended 12-31-2011	5.00	0.12[3]	(0.12)	0.00	(0.10)	—	(0.10)
Year ended 12-31-2010[4]	5.00	0.00	0.00	0.00	—	—	—
Global Natural Resources							
Year ended 12-31-2013	5.04	0.00*[3]	0.39	0.39	—	—	—
Year ended 12-31-2012	5.29	(0.01)[3]	0.07	0.06	—	(0.31)	(0.31)
Year ended 12-31-2011	6.73	(0.01)[3]	(1.43)	(1.44)	—	—	—
Year ended 12-31-2010	5.75	(0.02)	1.00	0.98	—	—	—
Year ended 12-31-2009	3.31	(0.02)	2.46	2.44	—	—	—

* Not shown due to rounding

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from August 23, 2010 (commencement of operations of the Portfolio) through December 31, 2010.

(5) Annualized.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Balanced								
Year ended 12-31-2013	$10.46	23.70%	$418	1.01%	0.99%	—%	—%	38%
Year ended 12-31-2012	9.37	11.75	355	1.01	1.55	—	—	43
Year ended 12-31-2011	9.01	3.31	345	1.01	1.46	—	—	32
Year ended 12-31-2010	9.59	17.11	375	1.01	1.52	—	—	48
Year ended 12-31-2009	8.48	13.23	361	1.03	1.95	—	—	46
Bond								
Year ended 12-31-2013	5.49	-2.09	314	0.78	2.50	—	—	48
Year ended 12-31-2012	5.90	5.78	511	0.78	2.62	—	—	33
Year ended 12-31-2011	5.80	7.31	640	0.77	3.02	—	—	65
Year ended 12-31-2010	5.60	6.04	508	0.78	2.25	—	—	49
Year ended 12-31-2009	5.50	7.16	471	0.80	3.56	—	—	30
Core Equity								
Year ended 12-31-2013	15.13	33.51	500	0.96	0.55	1.01	0.50	70
Year ended 12-31-2012	12.38	18.60	391	0.97	0.60	1.02	0.55	53
Year ended 12-31-2011	11.70	1.66	376	0.96	0.57	1.01	0.52	70
Year ended 12-31-2010	11.91	20.89	429	0.96	0.33	1.01	0.28	100
Year ended 12-31-2009	9.95	24.02	415	0.98	1.01	1.03	0.96	101
Dividend Opportunities								
Year ended 12-31-2013	9.04	29.61	484	1.00	1.23	—	—	53
Year ended 12-31-2012	7.24	13.18	386	1.01	1.95	—	—	43
Year ended 12-31-2011	6.47	-4.69	343	1.00	1.30	—	—	45
Year ended 12-31-2010	6.86	16.37	296	1.02	1.37	—	—	44
Year ended 12-31-2009	5.96	17.88	201	1.05	1.48	—	—	31
Energy								
Year ended 12-31-2013	7.50	27.76	99	1.23	-0.24	—	—	33
Year ended 12-31-2012	5.89	1.38	67	1.25	-0.18	—	—	38
Year ended 12-31-2011	5.81	-9.08	62	1.24	-0.36	—	—	14
Year ended 12-31-2010	6.39	21.96	44	1.28	-0.25	—	—	27
Year ended 12-31-2009	5.26	40.48	31	1.01	0.35	1.33	0.03	15
Global Bond								
Year ended 12-31-2013	5.16	1.74	16	0.63	3.00	1.26	2.37	26
Year ended 12-31-2012	5.07	6.41	11	0.67	3.01	1.29	2.39	28
Year ended 12-31-2011	4.90	0.08	7	0.81	2.45	1.43	1.83	46
Year ended 12-31-2010[4]	5.00	-0.10	5	0.90[5]	0.09[5]	1.52[5]	-0.53[5]	28
Global Natural Resources								
Year ended 12-31-2013	5.43	7.80	173	1.35	-0.02	—	—	134
Year ended 12-31-2012	5.04	1.89	180	1.36	-0.13	—	—	102
Year ended 12-31-2011	5.29	-21.45	184	1.37	-0.14	—	—	100
Year ended 12-31-2010	6.73	17.06	236	1.37	-0.31	—	—	117
Year ended 12-31-2009	5.75	73.64	192	1.45	-0.56	—	—	101

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Growth							
Year ended 12-31-2013	$10.63	$ 0.03[3]	$ 3.65	$ 3.68	$(0.05)	$(0.93)	$(0.98)
Year ended 12-31-2012	10.19	0.05[3]	1.20	1.25	(0.01)	(0.80)	(0.81)
Year ended 12-31-2011	10.38	0.01[3]	0.22	0.23	(0.04)	(0.38)	(0.42)
Year ended 12-31-2010	9.28	0.04	1.12	1.16	(0.06)	—	(0.06)
Year ended 12-31-2009	7.55	0.06	1.93	1.99	(0.03)	(0.23)	(0.26)
High Income							
Year ended 12-31-2013	3.80	0.27[3]	0.12	0.39	(0.19)	—	(0.19)
Year ended 12-31-2012	3.42	0.29[3]	0.33	0.62	(0.24)	—	(0.24)
Year ended 12-31-2011	3.49	0.28[3]	(0.09)	0.19	(0.26)	—	(0.26)
Year ended 12-31-2010	3.30	0.27	0.19	0.46	(0.27)	—	(0.27)
Year ended 12-31-2009	2.48	0.25	0.84	1.09	(0.27)	—	(0.27)
International Core Equity							
Year ended 12-31-2013	16.07	0.27[3]	3.70	3.97	(0.29)	—	(0.29)
Year ended 12-31-2012	14.67	0.25[3]	1.64	1.89	(0.36)	(0.13)	(0.49)
Year ended 12-31-2011	17.29	0.32[3]	(2.68)	(2.36)	(0.26)	—	(0.26)
Year ended 12-31-2010	15.38	0.26	1.86	2.12	(0.21)	—	(0.21)
Year ended 12-31-2009	12.46	0.20	4.01	4.21	(0.49)	(0.80)	(1.29)
International Growth							
Year ended 12-31-2013	8.46	0.09[3]	1.51	1.60	(0.08)	(0.17)	(0.25)
Year ended 12-31-2012	7.86	0.09[3]	1.22	1.31	(0.17)	(0.54)	(0.71)
Year ended 12-31-2011	8.51	0.14[3]	(0.76)	(0.62)	(0.03)	—	(0.03)
Year ended 12-31-2010	7.49	0.08	1.01	1.09	(0.07)	—	(0.07)
Year ended 12-31-2009	6.01	0.07	1.51	1.58	(0.10)	—	(0.10)
Limited-Term Bond							
Year ended 12-31-2013	4.92	0.05[3]	(0.08)	(0.03)	—	—*	—*
Year ended 12-31-2012	5.03	0.07[3]	0.10	0.17	(0.15)	(0.13)	(0.28)
Year ended 12-31-2011	4.96	0.06[3]	0.09	0.15	(0.08)	—	(0.08)
Year ended 12-31-2010[4]	5.00	0.02	(0.06)	(0.04)	—	—	—
Micro Cap Growth							
Year ended 12-31-2013	21.13	(0.31)[3]	12.05	11.74	—	(1.09)	(1.09)
Year ended 12-31-2012	20.56	(0.20)[3]	2.57	2.37	—	(1.80)	(1.80)
Year ended 12-31-2011	22.11	(0.26)[3]	(1.29)	(1.55)	—	—	—
Year ended 12-31-2010	15.70	(0.21)	6.62	6.41	—	—	—
Year ended 12-31-2009	11.11	(0.17)	4.76	4.59	—	—	—
Mid Cap Growth							
Year ended 12-31-2013	8.54	(0.04)[3]	2.54	2.50	—	(0.32)	(0.32)
Year ended 12-31-2012	8.37	(0.02)[3]	1.07	1.05	—	(0.88)	(0.88)
Year ended 12-31-2011	8.69	(0.03)[3]	0.01	(0.02)	—*	(0.30)	(0.30)
Year ended 12-31-2010	6.61	0.00	2.08	2.08	—*	—	—*
Year ended 12-31-2009	4.51	0.00	2.10	2.10	—	—	—

* Not shown due to rounding.

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from August 23, 2010 (commencement of operations of the Portfolio) through December 31, 2010.

(5) Annualized.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Growth								
Year ended 12-31-2013	$13.33	36.46%	$1,201	0.96%	0.30%	0.99%	0.27%	43%
Year ended 12-31-2012	10.63	12.75	992	0.97	0.47	1.00	0.44	47
Year ended 12-31-2011	10.19	2.12	859	0.97	0.07	1.00	0.04	42
Year ended 12-31-2010	10.38	12.58	917	0.97	0.42	1.00	0.39	64
Year ended 12-31-2009	9.28	27.07	881	0.99	0.67	1.02	0.64	59
High Income								
Year ended 12-31-2013	4.00	10.50	689	0.88	6.99	0.93	6.94	84
Year ended 12-31-2012	3.80	18.64	449	0.89	7.86	0.94	7.81	91
Year ended 12-31-2011	3.42	5.26	272	0.90	8.01	0.95	7.96	78
Year ended 12-31-2010	3.49	14.86	243	0.91	8.27	0.96	8.22	108
Year ended 12-31-2009	3.30	46.42	214	0.93	9.15	0.98	9.10	74
International Core Equity								
Year ended 12-31-2013	19.75	24.91	672	1.16	1.51	—	—	92
Year ended 12-31-2012	16.07	13.33	622	1.17	1.64	—	—	85
Year ended 12-31-2011	14.67	-13.88	521	1.19	1.96	—	—	100
Year ended 12-31-2010	17.29	14.09	580	1.19	1.70	—	—	107
Year ended 12-31-2009	15.38	36.96	513	1.22	1.58	—	—	142
International Growth								
Year ended 12-31-2013	9.81	19.23	419	1.14	1.06	1.17	1.03	49
Year ended 12-31-2012	8.46	18.05	478	1.15	1.09	1.18	1.06	44
Year ended 12-31-2011	7.86	-7.32	266	1.15	1.67	1.18	1.64	61
Year ended 12-31-2010	8.51	14.79	331	1.17	1.22	1.20	1.19	75
Year ended 12-31-2009	7.49	26.89	261	1.19	1.34	1.22	1.31	80
Limited-Term Bond								
Year ended 12-31-2013	4.89	-0.54	437	0.82	1.14	—	—	25
Year ended 12-31-2012	4.92	3.37	123	0.81	1.33	0.82	1.32	60
Year ended 12-31-2011	5.03	3.17	241	0.76	1.27	0.84	1.19	55
Year ended 12-31-2010[4]	4.96	-0.85	142	0.76[5]	0.92[5]	0.84[5]	0.84[5]	15
Micro Cap Growth								
Year ended 12-31-2013	31.78	57.28	79	1.34	-1.19	—	—	61
Year ended 12-31-2012	21.13	11.84	49	1.35	-0.91	—	—	52
Year ended 12-31-2011	20.56	-7.01	46	1.34	-1.20	—	—	57
Year ended 12-31-2010	22.11	40.85	55	1.35	-1.15	—	—	77
Year ended 12-31-2009	15.70	41.29	38	1.42	-1.34	—	—	70
Mid Cap Growth								
Year ended 12-31-2013	10.72	29.94	426	1.10	-0.36	1.16	-0.42	35
Year ended 12-31-2012	8.54	13.56	264	1.12	-0.27	1.17	-0.32	35
Year ended 12-31-2011	8.37	-0.56	173	1.16	-0.32	1.18	-0.34	49
Year ended 12-31-2010	8.69	31.56	142	1.17	0.01	1.19	-0.01	44
Year ended 12-31-2009	6.61	46.66	92	1.21	0.03	1.23	0.01	33

See Accompanying Notes to Financial Statements.

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Money Market							
Year ended 12-31-2013	$ 1.00	$ 0.00*[3]	$ 0.00	$ 0.00*	$ —*	$ —	$ —*
Year ended 12-31-2012	1.00	0.00*[3]	0.00*	0.00*	—*	—	—*
Year ended 12-31-2011	1.00	0.00[3]	0.00	0.00	—*	—	—*
Year ended 12-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 12-31-2009	1.00	0.01	0.00	0.01	(0.01)	—*	(0.01)
Real Estate Securities							
Year ended 12-31-2013	7.89	0.08[3]	0.02	0.10	(0.09)	—	(0.09)
Year ended 12-31-2012	6.75	0.08[3]	1.11	1.19	(0.05)	—	(0.05)
Year ended 12-31-2011	6.48	0.06[3]	0.26	0.32	(0.05)	—	(0.05)
Year ended 12-31-2010	5.14	0.05	1.40	1.45	(0.11)	—	(0.11)
Year ended 12-31-2009	4.30	0.11	0.85	0.96	(0.12)	—	(0.12)
Science and Technology							
Year ended 12-31-2013	18.10	(0.11)[3]	9.89	9.78	—	(1.30)	(1.30)
Year ended 12-31-2012	15.25	(0.12)[3]	4.22	4.10	—	(1.25)	(1.25)
Year ended 12-31-2011	16.73	(0.13)[3]	(0.75)	(0.88)	—	(0.60)	(0.60)
Year ended 12-31-2010	15.30	(0.08)	1.96	1.88	—	(0.45)	(0.45)
Year ended 12-31-2009	11.43	0.01	4.73	4.74	—	(0.87)	(0.87)
Small Cap Growth							
Year ended 12-31-2013	9.60	(0.10)[3]	4.26	4.16	—	—	—
Year ended 12-31-2012	9.34	(0.08)[3]	0.57	0.49	—	(0.23)	(0.23)
Year ended 12-31-2011	10.53	(0.10)[3]	(1.00)	(1.10)	—	(0.09)	(0.09)
Year ended 12-31-2010	8.17	(0.07)	2.43	2.36	—	—	—
Year ended 12-31-2009	6.09	(0.06)	2.17	2.11	(0.03)	—	(0.03)
Small Cap Value							
Year ended 12-31-2013	16.04	(0.01)[3]	5.20	5.19	(0.16)	(1.17)	(1.33)
Year ended 12-31-2012	14.57	0.12[3]	2.44	2.56	(0.07)	(1.02)	(1.09)
Year ended 12-31-2011	16.78	0.08[3]	(2.21)	(2.13)	(0.08)	—	(0.08)
Year ended 12-31-2010	13.29	0.07	3.43	3.50	(0.01)	—	(0.01)
Year ended 12-31-2009	10.29	0.01	2.99	3.00	—	—	—
Value							
Year ended 12-31-2013	5.97	0.05[3]	2.03	2.08	(0.05)	(0.18)	(0.23)
Year ended 12-31-2012	5.57	0.07[3]	0.91	0.98	(0.08)	(0.50)	(0.58)
Year ended 12-31-2011	6.05	0.06[3]	(0.50)	(0.44)	(0.04)	—	(0.04)
Year ended 12-31-2010	5.14	0.03	0.93	0.96	(0.05)	—	(0.05)
Year ended 12-31-2009	4.15	0.07	1.01	1.08	(0.09)	—	(0.09)

* Not shown due to rounding.

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Money Market								
Year ended 12-31-2013	$ 1.00	0.02%	$605	0.19%	0.02%	0.45%	-0.24%	—%
Year ended 12-31-2012	1.00	0.02	245	0.30	0.02	0.47	-0.15	—
Year ended 12-31-2011	1.00	0.02	223	0.28	0.02	0.47	-0.17	—
Year ended 12-31-2010	1.00	0.08	178	0.42	0.06	0.49	-0.01	—
Year ended 12-31-2009	1.00	1.02	151	0.51	0.99	—	—	—
Real Estate Securities								
Year ended 12-31-2013	7.90	1.13	40	1.24	1.01	1.33	0.92	43
Year ended 12-31-2012	7.89	17.72	40	1.33	1.03	1.34	1.02	47
Year ended 12-31-2011	6.75	5.01	39	1.33	0.87	—	—	54
Year ended 12-31-2010	6.48	28.51	40	1.36	0.75	—	—	67
Year ended 12-31-2009	5.14	23.62	34	1.43	2.54	—	—	62
Science and Technology								
Year ended 12-31-2013	26.58	56.39	570	1.14	-0.49	1.16	-0.51	51
Year ended 12-31-2012	18.10	27.83	334	1.15	-0.67	1.17	-0.69	44
Year ended 12-31-2011	15.25	-5.77	279	1.16	-0.77	1.18	-0.79	50
Year ended 12-31-2010	16.73	12.75	326	1.16	-0.48	1.18	-0.50	27
Year ended 12-31-2009	15.30	43.84	316	1.19	0.06	1.21	0.04	65
Small Cap Growth								
Year ended 12-31-2013	13.76	43.36	560	1.14	-0.84	1.16	-0.86	74
Year ended 12-31-2012	9.60	5.17	448	1.14	-0.80	1.16	-0.82	85
Year ended 12-31-2011	9.34	-10.60	350	1.14	-0.95	1.16	-0.97	80
Year ended 12-31-2010	10.53	28.85	419	1.14	-0.83	1.16	-0.85	60
Year ended 12-31-2009	8.17	34.72	356	1.17	-0.88	1.19	-0.90	44
Small Cap Value								
Year ended 12-31-2013	19.90	33.53	289	1.16	-0.09	—	—	54
Year ended 12-31-2012	16.04	18.63	246	1.17	0.78	—	—	64
Year ended 12-31-2011	14.57	-12.79	228	1.17	0.50	—	—	59
Year ended 12-31-2010	16.78	26.41	244	1.17	0.54	—	—	78
Year ended 12-31-2009	13.29	29.15	197	1.21	0.05	—	—	100
Value								
Year ended 12-31-2013	7.82	35.34	372	1.00	0.76	1.01	0.75	63
Year ended 12-31-2012	5.97	18.88	308	1.00	1.20	1.02	1.18	67
Year ended 12-31-2011	5.57	-7.32	287	1.00	1.04	1.01	1.03	60
Year ended 12-31-2010	6.05	18.71	316	1.01	0.52	1.02	0.51	51
Year ended 12-31-2009	5.14	26.64	277	1.04	1.45	1.05	1.44	73

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds Variable Insurance Portfolios, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. The Trust is divided into 29 series (each a "Portfolio"). The assets belonging to each Portfolio, except Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative (collectively, the "Pathfinder Portfolios") and Pathfinder Moderate – Managed Volatility, Pathfinder Moderately Aggressive – Managed Volatility and Pathfinder Moderately Conservative – Managed Volatility (collectively, the "Managed Volatility Portfolios"), are held separately by the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the Prospectus and Statement of Additional Information. Each Portfolio's investment adviser is Waddell & Reed Investment Management Company ("WRIMCO").

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the year ended December 31, 2013, management believes that no liability for unrecognized tax positions is required. The Portfolios are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2009.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Portfolio either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Portfolio will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Portfolios under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments

Concentration of Market and Credit Risk. In the normal course of business, the Portfolios invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Portfolios may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Portfolios; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Portfolios may be exposed to counterparty credit risk, or the risk that an entity with which the Portfolios have unsettled or open transactions may fail to or be unable to perform on its commitments. The Portfolios manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Portfolios to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Portfolios' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Portfolios' Statement of Assets and Liabilities, less any collateral held by the Portfolios.

Certain Portfolios may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Portfolios may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Portfolios may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Portfolio invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Portfolio, or, in the case of hedging positions, that the Portfolio's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds Certain Portfolios may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest-Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Payment In-Kind Securities Certain Portfolios may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Portfolios may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Portfolio on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Portfolio's net asset value to the extent the Portfolio executes such transactions while remaining substantially fully invested. When a Portfolio engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Portfolio to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO, or the Portfolio's investment subadviser, as applicable, consider advantageous. The Portfolio maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Portfolio may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Loans. Certain Portfolios may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates of domestic or foreign corporations, partnerships and other entities ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, LIBOR rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the borrower to repay at its election. The degree to which borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, may contain certain restrictions on resale, and cannot be sold publicly. A Portfolio's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Portfolio purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Portfolio purchases a participation of a loan interest, the Portfolio typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Portfolio generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Portfolio assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Portfolio and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters FDIC receivership or, if not FDIC insured, enters into bankruptcy, the Portfolio may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Portfolios are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Estimates. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Portfolio's investments are reported at fair value. Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Portfolio calculates the Net Asset Value ("NAV") of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Money Market Portfolio and short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or WRSCO pursuant to instructions from the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Portfolio's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO, the responsibility for monitoring significant events that may materially affect the values of a Portfolio's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. WRSCO has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to guidelines established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee and appropriate consultation with the Board.

When a Portfolio uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Portfolio may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over the counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. A substantial majority of OTC derivative products valued using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, Exchange Traded Funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The beginning of period timing recognition is used for the transfers between Levels of the Portfolios' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Portfolio.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of December 31, 2013, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Portfolios may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Portfolios use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Portfolios' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Portfolio related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Portfolio's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may engage in buying and selling futures contracts. Upon entering into a futures contract, the Portfolio is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Portfolio is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Portfolio's securities.

Option Contracts. Options purchased by a Portfolio are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Portfolio has realized a gain or loss. For each Portfolio, when a written put is exercised, the cost basis of the securities purchased by a Portfolio is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Portfolio's exposure to the underlying security (or basket of securities). With written options, there may be times when a Portfolio will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Portfolio, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Portfolio enters into OTC option transactions with counterparties, the Portfolio will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Portfolio will receive a payment from or make a payment to the counterparty.

The creditworthiness of the counterparty with which a Portfolio enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Portfolio will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Portfolio may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Portfolio may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Portfolio and each of its counterparties. The CSA allows the Portfolio and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Portfolio's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Portfolio from its counterparties are not fully collateralized contractually or otherwise, the Portfolio bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. Financial Accounting Standards Board ("FASB") Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present financial instruments subject to master netting agreements as of December 31, 2013:

Assets

Portfolio	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount Receivable
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	
Asset Strategy Portfolio							
Investments in unaffiliated securities at value*	$2,151	$—	$2,151	$(525)	$(1,464)	$(162)	$—
Unrealized appreciation on forward foreign currency contracts	8,144	—	8,144	—	(1,975)	(4,243)	1,926
Total	$10,295	$ —	$10,295	$ (525)	$ (3,439)	$(4,405)	$1,926
Global Natural Resources Portfolio							
Unrealized appreciation on forward foreign currency contracts	$ 64	$ —	$ 64	$ (64)	$ —	$ —	$ —
High Income Portfolio							
Unrealized appreciation on forward foreign currency contracts	$ 557	$ —	$ 557	$ (96)	$ —	$ (430)	$ 31
International Core Equity Portfolio							
Unrealized appreciation on forward foreign currency contracts	$ 1,286	$ —	$ 1,286	$(1,143)	$ —	$ —	$ 143
International Growth Portfolio							
Unrealized appreciation on forward foreign currency contracts	$ 815	$ —	$ 815	$ —	$ —	$ (720)	$ 95
Mid Cap Growth Portfolio							
Investments in unaffiliated securities at value*	$ 100	$ —	$ 100	$ (100)	$ —	$ —	$ —
Science and Technology Portfolio							
Investments in unaffiliated securities at value*	$ 1,458	$ —	$ 1,458	$ (352)	$ —	$ —	$1,106

Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

Liabilities

Portfolio	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount Payable
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	
Asset Strategy Portfolio							
Written options at value	$ 525	$—	$ 525	$ (525)	$—	$ —	$ —
Global Bond Portfolio							
Unrealized appreciation on forward foreign currency contracts	$ 7	$—	$ 7	$ —	$—	$ —	$ 7
Global Natural Resources Portfolio							
Unrealized depreciation on forward foreign currency contracts	$ 193	$—	$ 193	$ (64)	$—	$ —	$129
High Income Portfolio							
Unrealized depreciation on forward foreign currency contracts	$ 156	$—	$ 156	$ (96)	$—	$ —	$ 60
International Core Equity Portfolio							
Unrealized depreciation on forward foreign currency contracts	$1,143	$—	$1,143	$(1,143)	$—	$ —	$ —
Written options at value	149	—	149	—	—	—	149
Total	$1,292	$—	$1,292	$(1,143)	$—	$ —	$149
International Growth Portfolio							
Unrealized depreciation on forward foreign currency contracts	$ 833	$—	$ 833	$ —	$—	$(833)	$ —
Mid Cap Growth Portfolio							
Written options at value	$ 178	$—	$ 178	$ (100)	$—	$ —	$ 78
Science and Technology Portfolio							
Written options at value	$ 352	$—	$ 352	$ (352)	$—	$ —	$ —

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of December 31, 2013:

Portfolio	Type of Risk Exposure	Assets: Statement of Assets & Liabilities Location	Value	Liabilities: Statement of Assets & Liabilities Location	Value
Pathfinder Moderate – Managed Volatility	Equity	Unrealized appreciation on futures contracts**	$25		
Pathfinder Moderately Aggressive – Managed Volatility	Equity	Unrealized appreciation on futures contracts**	7		
Pathfinder Moderately Conservative – Managed Volatility	Equity	Unrealized appreciation on futures contracts**	4		
Asset Strategy	Commodity	Investments in unaffiliated securities at value*	31	Written options at value	$17
	Commodity	Unrealized appreciation on futures contracts**	2,698		
	Equity	Investments in unaffiliated securities at value*	2,151	Written options at value	525
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	8,144		
Bond	Interest rate	Unrealized appreciation on futures contracts**	370		
Global Bond	Foreign currency			Unrealized depreciation on forward foreign currency contracts	7
Global Natural Resources	Foreign currency	Unrealized appreciation on forward foreign currency contracts	54	Unrealized depreciation on forward foreign currency contracts	193
High Income	Foreign currency			Unrealized depreciation on forward foreign currency contracts	125
International Core Equity	Equity			Written options at value	149
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	1,286	Unrealized depreciation on forward foreign currency contracts	1,143
International Growth	Foreign currency	Unrealized appreciation on forward foreign currency contracts	815	Unrealized depreciation on forward foreign currency contracts	833
Limited-Term Bond	Interest rate	Unrealized appreciation on futures contracts**	481		
Mid Cap Growth	Equity	Investments in unaffiliated securities at value*	100	Written options at value	178
Real Estate Securities	Equity			Written options at value	3
Science and Technology	Equity	Investments in unaffiliated securities at value*	1,948	Written options at value	435
Value	Equity			Written options at value	2,430

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.
**The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of December 31, 2013.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended December 31, 2013:

Portfolio	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Pathfinder Moderate – Managed Volatility	Equity	$—	$—	$(8)	$—	$—	$(8)
Pathfinder Moderately Aggressive – Managed Volatility	Equity	—	—	(1)	—	—	(1)
Pathfinder Moderately Conservative – Managed Volatility	Equity	—	—	(5)	—	—	(5)
Asset Strategy	Commodity	—	—	(4,606)	—	—	(4,606)
	Equity	9,977	—	(6,351)	9,413	—	13,039
	Foreign currency	—	—	—	—	3,021	3,021
	Interest rate	—	—	(428)	—	—	(428)
Bond	Interest rate	—	—	(238)	—	—	(238)
Global Bond	Foreign currency	—	—	—	—	(8)	(8)
Global Natural Resources	Commodity	(1,652)	—	—	—	—	(1,652)
	Equity	914	—	(3,492)	—	—	(2,578)
	Foreign currency	—	—	—	—	740	740
High Income	Foreign currency	—	—	—	—	(464)	(464)
International Core Equity	Equity	—	—	—	249	—	249
	Foreign currency	—	—	—	—	4,002	4,002
International Growth	Foreign currency	—	—	—	—	(2,544)	(2,544)
Limited-Term Bond	Interest rate	—	—	(45)	—	—	(45)
Mid Cap Growth	Equity	(1,312)	—	—	594	—	(718)
Real Estate Securities	Equity	—	—	—	10	—	10
Science and Technology	Equity	38	—	—	60	—	98
	Foreign currency	—	—	—	—	614	614
Value	Equity	—	—	—	(1,410)	—	(1,410)

*Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended December 31, 2013:

Portfolio	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Pathfinder Moderate – Managed Volatility	Equity	$—	$—	$25	$—	$—	$25
Pathfinder Moderately Aggressive – Managed Volatility	Equity	—	—	7	—	—	7
Pathfinder Moderately Conservative – Managed Volatility	Equity	—	—	3	—	—	3
Asset Strategy	Commodity	3	—	2,698	12	—	2,713
	Equity	(1,437)	—	—	139	—	(1,298)
	Foreign currency	—	—	—	—	9,508	9,508
Bond	Interest rate	—	—	370	—	—	370
Global Bond	Foreign currency	—	—	—	—	(6)	(6)
Global Natural Resources	Commodity	73	—	—	—	—	73
	Equity	487	—	(3)	—	—	484
	Foreign currency	—	—	—	—	(84)	(84)
High Income	Foreign currency	—	—	—	—	(55)	(55)
International Core Equity	Equity	—	—	—	(86)	—	(86)
	Foreign currency	—	—	—	—	(1,368)	(1,368)
International Growth	Foreign currency	—	—	—	—	(1,327)	(1,327)
Limited-Term Bond	Interest rate	—	—	480	—	—	480
Mid Cap Growth	Equity	(52)	—	—	(16)	—	(68)
Real Estate Securities	Equity	—	—	—	(8)	—	(8)
Science and Technology	Equity	(115)	—	—	76	—	(39)
	Foreign currency	—	—	—	—	(225)	(225)
Value	Equity	—	—	—	(1,577)	—	(1,577)

*Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended December 31, 2013, the average derivative volume was as follows:

Portfolio	Long forward contracts[1]	Short forward contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Pathfinder Moderate – Managed Volatility	$ —	$ —	$ 98	$ 19	$—	$ —	$ —
Pathfinder Moderately Aggressive – Managed Volatility	—	—	28	19	—	—	—
Pathfinder Moderately Conservative – Managed Volatility	—	—	14	26	—	—	—
Asset Strategy	91,814	91,088	6,803	39,643	—	3,721	1,443
Bond	—	—	—	3,499	—	—	—
Global Bond	192	191	—	—	—	—	—
Global Natural Resources	21,336	21,191	—	17,880	—	6,370	—
High Income	5,952	5,969	—	—	—	—	—
International Core Equity	52,357	51,976	—	—	—	—	17
International Growth	80,490	80,123	—	—	—	—	—
Limited Term Bond	—	—	—	2,935	—	—	—
Mid Cap Growth	—	—	—	—	—	122	118
Real Estate Securities	—	—	—	—	—	—	1
Science and Technology	1,255	1,096	—	—	—	150	33
Value	—	—	—	—	—	—	865

(1)Average value outstanding during the period.
(2)Average notional amount outstanding during the period.

Objectives and Strategies

Pathfinder Moderate – Managed Volatility. The Portfolio's objectives in using derivatives during the period were to manage the volatility of the Portfolio's equity returns in an attempt to stabilize the equity returns of the Portfolio. To achieve this objective, the Portfolio utilized long exchange traded futures contracts on certain equity indices.

Pathfinder Moderately Aggressive – Managed Volatility. The Portfolio's objectives in using derivatives during the period were to manage the volatility of the Portfolio's equity returns in an attempt to stabilize the equity returns of the Portfolio. To achieve this objective, the Portfolio utilized long exchange traded futures contracts on certain equity indices.

Pathfinder Moderately Conservative – Managed Volatility. The Portfolio's objectives in using derivatives during the period were to manage the volatility of the Portfolio's equity returns in an attempt to stabilize the equity returns of the Portfolio. To achieve this objective, the Portfolio utilized long exchange traded futures contracts on certain equity indices.

Asset Strategy. The Portfolio's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Portfolio. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Portfolio utilized futures, total return swaps and option contracts, both written and purchased, on foreign and domestic equity indices. To manage foreign currency exposure, the Portfolio utilized forward contracts and option contracts, both written and purchased, to either increase or decrease exposure to a given currency. To manage event risks, the Portfolio utilized short futures on commodities, as well as on foreign and domestic equity indices and option contracts, both written and purchased, on individual equity securities owned by the Portfolio.

Bond. The Portfolio's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Portfolio primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Portfolio.

Global Bond. The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Portfolio utilized forward contracts to either hedge a position held by the Portfolio, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency.

Global Natural Resources. The Portfolio's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to specific sectors or companies, and managing the exposure to various foreign currencies. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Portfolio utilized futures on equity indices and purchased option contracts on individual equity securities and exchange-traded funds. To manage foreign currency exposure, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency.

High Income. The Portfolio's objective in using derivatives during the period was to hedge the exposure to foreign currencies from securities held in the portfolio. To achieve this objective, the Portfolio utilized forward contracts.

International Core Equity. The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies, to generate additional income from written option premiums, and to facilitate trading in certain securities. To achieve this objective, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency and utilized written options on individual equity securities.

International Growth. The Portfolio's objectives in using derivatives during the period included managing the exposure to various foreign currencies and gaining exposure to certain individual securities that are not available for direct purchase. To manage foreign currency exposure, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency.

Limited-Term Bond. The Portfolio's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Portfolio primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Portfolio.

Mid Cap Growth. The Portfolio's objectives in using derivatives during the period included gaining exposure to certain sectors, hedging certain event risks on positions held by the Portfolio and hedging market risk on equity securities. To achieve these objectives, the Portfolio utilized options, both written and purchased, on either an index or on individual or baskets of equity securities.

Real Estate Securities. The Portfolio's objectives in using derivatives during the period included generating additional income from written option premiums and to facilitate trading in certain securities. To achieve these objectives, the Portfolio utilized written options on individual equity securities.

Science and Technology. The Portfolio's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Portfolio utilized options, both written and purchased, on individual equity securities owned by the Portfolio and on domestic equity indices.

Value. The Portfolio's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Portfolio utilized written options on individual equity securities.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Portfolio	Outstanding at 12-31-12	Options written	Options closed	Options exercised	Options expired	Outstanding at 12-31-13
Asset Strategy						
Number of Contracts	22,597	233,403	(23,956)	(190,042)	(36,675)	5,327
Premium Received	$ 2,578	$ 16,506	$(11,167)	$ (513)	$ (6,420)	$ 984
International Core Equity						
Number of Contracts	—	693,775	(7,243)	—	(610,382)	76,150
Premium Received	$ —	$ 313	$ (3)	$ —	$ (247)	$ 63
Mid Cap Growth						
Number of Contracts	703	12,192	(2,018)	(2,337)	(5,450)	3,090
Premium Received	$ 103	$ 1,419	$ (413)	$ (243)	$ (699)	$ 167
Real Estate Securities						
Number of Contracts	179	114	—	(74)	(199)	20
Premium Received	$ 9	$ 7	$ —	$ (5)	$ (10)	$ 1
Science and Technology						
Number of Contracts	—	6,058	(1,974)	—	—	4,084
Premium Received	$ —	$ 670	$ (159)	$ —	$ —	$ 511
Value						
Number of Contracts	1,831	19,784	(5,712)	(2,903)	(8,144)	4,856
Premium Received	$ 552	$ 3,577	$ (2,580)	$ (247)	$ (665)	$ 637

6. BASIS FOR CONSOLIDATION OF THE ASSET STRATEGY PORTFOLIO

Ivy VIP ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Asset Strategy Portfolio (referred to as "the Portfolio" in this subsection). VIP ASF III (SBP), LLC and VIP ASF, LLC (each a "Company"), Delaware limited liability companies, were incorporated as wholly owned companies acting as investment vehicles for the Portfolio. Each Subsidiary and Company acts as an investment vehicle for the Portfolio, in order to effect certain investments for the Portfolio consistent with the Portfolio's investment objectives and policies as specified in their prospectus and statement of additional information.

The Portfolio's investment portfolio has been consolidated and includes the portfolio holdings of the Portfolio and its Subsidiary and Company. The consolidated financial statements include the accounts of the Portfolio and its Subsidiary and Company. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Portfolio and its Subsidiary and Company comprising the entire issued share capital of the Subsidiary and Company with the intent that the Portfolio will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and Company.

See the table below for details regarding the structure, incorporation and relationship as of December 31, 2013 of each Subsidiary and Company to the Portfolio (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Portfolio Net Assets	Subsidiary Net Assets	Percentage of Portfolio Net Assets
Ivy VIP ASF II, Ltd.	1-31-13	4-10-13	$1,704,473	$100,998	5.93%
VIP ASF III (SBP), LLC	4-9-13	4-23-13	1,704,473	40,864	2.40
VIP ASF, LLC	12-10-12	12-18-12	1,704,473	21,719	1.27

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Portfolio's investment adviser. The management fee is accrued daily by each Portfolio, except the Pathfinder Portfolios, at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Asset Strategy	0.700%	0.700%	0.650%	0.650%	0.600%	0.550%
Balanced	0.700	0.700	0.650	0.650	0.600	0.550
Bond	0.525	0.500	0.450	0.400	0.400	0.400
Core Equity	0.700	0.700	0.650	0.650	0.600	0.550
Dividend Opportunities	0.700	0.700	0.650	0.650	0.600	0.550
Energy	0.850	0.850	0.830	0.830	0.800	0.760
Global Bond	0.625	0.600	0.550	0.500	0.500	0.500
Global Natural Resources	1.000	0.850	0.830	0.830	0.800	0.760
Growth	0.700	0.700	0.650	0.650	0.600	0.550
High Income	0.625	0.600	0.550	0.500	0.500	0.500
International Core Equity	0.850	0.850	0.830	0.830	0.800	0.760
International Growth	0.850	0.850	0.830	0.830	0.800	0.760
Limited-Term Bond	0.500	0.450	0.400	0.350	0.350	0.350
Micro Cap Growth	0.950	0.950	0.930	0.930	0.900	0.860
Mid Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760
Money Market	0.400	0.400	0.400	0.400	0.400	0.400
Real Estate Securities	0.900	0.900	0.870	0.870	0.840	0.800
Science and Technology	0.850	0.850	0.830	0.830	0.800	0.760
Small Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760
Small Cap Value	0.850	0.850	0.830	0.830	0.800	0.760
Value	0.700	0.700	0.650	0.650	0.600	0.550

Each Managed Volatility Portfolio pays a management fee to WRIMCO for providing investment advice and supervising its investments at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	Over $1,000M
Pathfinder Moderate – Managed Volatility	0.200%	0.170%	0.150%
Pathfinder Moderately Aggressive – Managed Volatility	0.200	0.170	0.150
Pathfinder Moderately Conservative – Managed Volatility	0.200	0.170	0.150

WRIMCO uses all of the management fee it receives from the Managed Volatility Portfolios to pay Advantus Capital Management Inc. ("Advantus Capital"). Accordingly, Advantus Capital receives a fee based on the total assets of the Managed Volatility Portfolios.

Effective October 1, 2006, under terms of a settlement agreement, the fee is payable at the following annual rates for those Portfolios included in the settlement agreement until September 30, 2016:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Asset Strategy	0.690%	0.690%	0.650%	0.650%	0.600%	0.550%
Bond	0.485	0.500	0.450	0.400	0.400	0.400
Core Equity	0.650	0.650	0.650	0.650	0.600	0.550
Growth	0.670	0.670	0.650	0.650	0.600	0.550
High Income	0.575	0.600	0.550	0.500	0.500	0.500
International Growth	0.820	0.820	0.830	0.830	0.800	0.760
Mid Cap Growth	0.830	0.830	0.830	0.830	0.800	0.760
Science and Technology	0.830	0.830	0.830	0.830	0.800	0.760
Small Cap Growth	0.830	0.830	0.830	0.830	0.800	0.760
Value	0.690	0.690	0.650	0.650	0.600	0.550

Effective August 6, 2007, the fee is contractually payable by Bond as follows:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Bond	0.475%	0.475%	0.450%	0.400%	0.400%	0.400%

The Pathfinder Portfolios pay no management fees; however, WRIMCO receives management fees from the underlying funds.

WRIMCO has agreed to waive a Portfolio's investment management fee on any Portfolio, except the Pathfinder Portfolios and Managed Volatility Portfolios, that is not subadvised on any day that the Portfolio's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

WRIMCO has entered into Subadvisory Agreements with the following entities on behalf of certain Portfolios:

Under agreements between WRIMCO and the named entities, the following serve as subadvisors to certain Portfolios: Mackenzie Financial Corporation served as subadvisor to Global Natural Resources through July 1, 2013. As a result of the planned retirement of Frederick Sturm as portfolio manager of the subadvised Global Natural Resources, WRIMCO internalized the management of the Fund effective July 2, 2013. Wall Street Associates serves as subadvisor to Micro Cap Growth. Advantus Capital serves as subadvisor to Real Estate Securities and the Managed Volatility Portfolios. Each subadvisor makes investment decisions in accordance with the Portfolio's investment objectives, policies and restrictions under the supervision of WRIMCO and the Board of Trustees. WRIMCO pays all costs applicable of the subadvisors.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company ("WRSCO"), doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services, each Portfolio (excluding Pathfinder Portfolios and Managed Volatility Portfolios) pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

Under the Accounting Services Agreement, each Pathfinder Portfolio and Managed Volatility Portfolio pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$5.75	$11.55	$17.75	$24.20	$31.60	$41.25	$48.15	$60.80	$74.25

Administrative Fee. Each Portfolio also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Portfolio's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. Under the Transfer Agency Agreement between the Trust and WISC, each Portfolio reimburses WISC for certain out-of-pocket costs.

Service Plan. Under a Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act, each Portfolio, except Money Market, the Pathfinder Portfolios and the Managed Volatility Portfolios, may pay a service fee to W&R in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

Expense Reimbursements and/or Waivers. During the year ended December 31, 2013, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Asset Strategy	$100
Core Equity	221
Growth	300
High Income	248
International Growth	146
Mid Cap Growth	70
Science and Technology	87
Small Cap Growth	103
Value	35

Effective January 28, 2010, WRIMCO has voluntarily agreed to reimburse sufficient expenses of Money Market to maintain a minimum annualized yield of 0.02%. For the year ended December 31, 2013, expenses in the amount of $920 were reimbursed. This reimbursement serves to reduce shareholder servicing.

For the period from August 23, 2010 through August 31, 2011, W&R and/or WRSCO have contractually agreed to reimburse sufficient expenses of Limited-Term Bond to cap the expenses for the Portfolio at 0.76%. For the period from September 1, 2011 through January 31, 2012, W&R and/or WRSCO have voluntarily agreed to reimburse sufficient expenses of Limited-Term Bond to cap the expenses for the Portfolio at 0.76%. This reimbursement serves to reduce 12b-1 fees and/or accounting services fees.

Effective May 1 2012, W&R and/or WRSCO have voluntarily agreed to reimburse sufficient expenses of Mid Cap Growth to cap the expenses for the Portfolio at 1.10%. For the year ended December 31, 2013, expenses in the amount of $138 were reimbursed. This reimbursement serves to reduce 12b-1 fees and/or accounting services fees.

Effective December 3, 2012, WRIMCO has contractually agreed to reduce the management fee computed and paid by Real Estate Securities Portfolio each day on net asset value by 0.09% on an annualized basis. For the year ended December 31, 2013, expenses in the amount of $38 were reimbursed.

During the year ended December 31, 2013, the following amounts were waived as a result of the reduced management fees related to the voluntary waiver of management fee to any Portfolio, excluding Pathfinder Portfolios and Managed Volatility Portfolios, having less than $25 million in net assets:

Global Bond $86

Any amounts due to the Portfolios as a reimbursement but not paid as of December 31, 2013 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended December 31, 2013 follows:

	12-31-12 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	12-31-13 Share Balance	12-31-13 Value
Pathfinder Aggressive							
Ivy Funds VIP Dividend Opportunities	656	$ 235	$ 5,214	$ 346	$ 83	N/A	N/A
Ivy Funds VIP Growth	1,282	2,037	2,306	1,583	64	1,234	16,457
Ivy Funds VIP International Core Equity	641	1,102	4,041	886	183	434	8,578
Ivy Funds VIP International Growth	1,618	2,155	4,289	1,027	133	1,311	12,866
Ivy Funds VIP Limited-Term Bond	698	12,836	3,911	(100)	—	2,540	12,417
Ivy Funds VIP Mid Cap Growth	797	672	1,014	772	—	712	7,639
Ivy Funds VIP Money Market	N/A	4,339	176	—	—*	4,163	4,163
Ivy Funds VIP Small Cap Growth[2]	574	1,614	1,472	578	—	550	7,569
Ivy Funds VIP Small Cap Value	340	2,387	1,116	636	214	391	7,786
Ivy Funds VIP Value	795	3,006	1,268	525	110	990	7,737
				$ 6,253	$ 787		$ 85,212

	12-31-12 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	12-31-13 Share Balance	12-31-13 Value
Pathfinder Conservative							
Ivy Funds VIP Bond	3,608	$ 14,729	$ 35,431	$ (391)	$ 719	N/A	N/A
Ivy Funds VIP Dividend Opportunities	2,468	3,403	4,961	2,518	301	2,034	18,392
Ivy Funds VIP Growth	1,191	2,944	3,150	1,778	58	1,115	14,860
Ivy Funds VIP International Core Equity	331	864	976	240	92	310	6,131
Ivy Funds VIP International Growth	1,253	1,550	11,935	1,374	100	N/A	N/A
Ivy Funds VIP Limited-Term Bond	1,080	20,121	1,739	10	—	4,843	23,671
Ivy Funds VIP Mid Cap Growth	247	375	404	235	—	226	2,427
Ivy Funds VIP Money Market	21,232	30,367	3,937	—	5	47,611	47,611
Ivy Funds VIP Small Cap Growth[2]	667	852	3,840	1,027	—	350	4,809
Ivy Funds VIP Small Cap Value	66	205	1,166	332	40	N/A	N/A
Ivy Funds VIP Value	352	404	491	191	47	314	2,458
				$ 7,314	$1,362		$120,359

	12-31-12 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	12-31-13 Share Balance	12-31-13 Value
Pathfinder Moderate							
Ivy Funds VIP Bond	12,436	$ 55,290	$126,184	$ (1,062)	$2,702	N/A	N/A
Ivy Funds VIP Dividend Opportunities	15,014	14,506	7,592	6,589	1,998	15,432	139,568
Ivy Funds VIP Growth	10,264	18,379	17,510	17,119	544	9,868	131,572
Ivy Funds VIP International Core Equity	4,558	7,557	38,155	10,714	1,381	2,356	46,531
Ivy Funds VIP International Growth	12,953	16,752	41,465	10,445	1,128	9,481	93,056
Ivy Funds VIP Limited-Term Bond	7,447	100,869	2,624	44	—	27,558	134,699
Ivy Funds VIP Mid Cap Growth	3,401	3,192	7,503	5,643	—	2,576	27,625
Ivy Funds VIP Money Market	73,187	157,022	4,383	—	23	225,790	225,790
Ivy Funds VIP Small Cap Growth[2]	5,364	3,636	15,526	6,073	—	3,979	54,738
Ivy Funds VIP Small Cap Value	1,813	4,774	8,809	4,917	1,204	1,415	28,157
Ivy Funds VIP Value	6,058	5,239	10,358	5,185	890	4,773	37,304
				$65,667	$9,870		$919,040

	12-31-12 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	12-31-13 Share Balance	12-31-13 Value
Pathfinder Moderately Aggressive							
Ivy Funds VIP Bond	7,439	$ 5,663	$48,477	$ (1,179)	$ 1,581	N/A	N/A
Ivy Funds VIP Dividend Opportunities	17,962	13,330	7,471	7,149	2,337	18,231	164,890
Ivy Funds VIP Growth	12,280	16,646	18,347	19,074	637	11,658	155,438
Ivy Funds VIP International Core Equity	6,544	8,500	19,892	7,315	1,940	5,567	109,944
Ivy Funds VIP International Growth	18,597	19,765	75,179	17,099	1,584	11,201	109,938
Ivy Funds VIP Limited-Term Bond	8,909	163,780	49,516	(1,556)	—	32,559	159,141
Ivy Funds VIP Mid Cap Growth	5,086	3,057	8,580	7,039	—	4,058	43,516
Ivy Funds VIP Money Market	43,781	120,422	4,166	—	20	160,056	160,056
Ivy Funds VIP Small Cap Growth[2]	7,334	2,285	18,241	7,551	—	5,484	75,449
Ivy Funds VIP Small Cap Value	3,796	8,087	11,876	7,518	2,465	3,343	66,530
Ivy Funds VIP Value	7,248	4,958	11,709	5,992	1,042	5,639	44,071
				$76,002	$11,606		$1,088,973

	12-31-12 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	12-31-13 Share Balance	12-31-13 Value
Pathfinder Moderately Conservative							
Ivy Funds VIP Bond	6,122	$ 18,922	$54,016	$ (689)	$ 1,271	N/A	N/A
Ivy Funds VIP Dividend Opportunities	4,927	5,882	3,411	2,503	626	5,033	45,516
Ivy Funds VIP Growth	3,144	6,873	6,776	5,339	159	2,988	39,843
Ivy Funds VIP International Core Equity	1,047	2,212	5,767	1,686	303	768	15,174
Ivy Funds VIP International Growth	3,684	5,182	21,942	3,796	306	1,546	15,173
Ivy Funds VIP Limited-Term Bond	2,444	47,987	1,405	22	—	11,983	58,573
Ivy Funds VIP Mid Cap Growth	1,116	1,415	2,813	1,866	—	840	9,009
Ivy Funds VIP Money Market	36,026	54,967	2,613	—	10	88,364	88,364
Ivy Funds VIP Small Cap Growth[2]	1,509	1,603	5,379	1,656	—	1,081	14,876
Ivy Funds VIP Small Cap Value	149	456	268	193	94	154	3,061
Ivy Funds VIP Value	1,988	2,051	5,797	2,601	279	1,167	9,124
				$18,973	$ 3,048		$ 298,713

	8-1-13 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	12-31-13 Share Balance	12-31-13 Value
Pathfinder Moderate – Managed Volatility							
Ivy Funds VIP Bond	N/A	$ 845	$ 845	$ 4	$ —	N/A	N/A
Ivy Funds VIP Dividend Opportunities	N/A	4,683	29	3	—	541	4,893
Ivy Funds VIP Growth	N/A	4,531	214	26	—	344	4,589
Ivy Funds VIP International Core Equity	N/A	1,848	288	15	—	82	1,629
Ivy Funds VIP International Growth	N/A	3,406	290	13	—	332	3,260
Ivy Funds VIP Limited-Term Bond	N/A	4,736	1	—*	—	967	4,728
Ivy Funds VIP Mid Cap Growth	N/A	1,105	168	11	—	90	969
Ivy Funds VIP Money Market	N/A	7,916	2	—	—*	7,913	7,913
Ivy Funds VIP Small Cap Growth[2]	N/A	2,038	182	22	—	140	1,930
Ivy Funds VIP Small Cap Value	N/A	1,103	165	10	—	49	984
Ivy Funds VIP Value	N/A	1,420	178	14	—	167	1,306
				$ 118	$ —*		$ 32,201

	8-1-13 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	12-31-13 Share Balance	12-31-13 Value
Pathfinder Moderately Aggressive – Managed Volatility							
Ivy Funds VIP Dividend Opportunities	N/A	$ 1,448	$ 25	$ 2	$ —	167	$ 1,508
Ivy Funds VIP Growth	N/A	1,406	96	10	—	106	1,417
Ivy Funds VIP International Core Equity	N/A	1,029	82	4	—	51	1,006
Ivy Funds VIP International Growth	N/A	1,224	276	12	—	103	1,006
Ivy Funds VIP Limited-Term Bond	N/A	1,470	9	—*	—	298	1,457
Ivy Funds VIP Mid Cap Growth	N/A	449	67	4	—	37	399
Ivy Funds VIP Money Market	N/A	1,480	16	—	—*	1,464	1,464
Ivy Funds VIP Small Cap Growth[2]	N/A	734	80	9	—	50	694
Ivy Funds VIP Small Cap Value	N/A	641	68	4	—	31	608
Ivy Funds VIP Value	N/A	451	72	5	—	52	403
				$ 50	$ —*		$ 9,962

	8-1-13 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	12-31-13 Share Balance	12-31-13 Value
Pathfinder Moderately Conservative – Managed Volatility							
Ivy Funds VIP Bond	N/A	$ 321	$ 321	$ 2	$ —	N/A	N/A
Ivy Funds VIP Dividend Opportunities	N/A	1,341	21	2	—	157	1,416
Ivy Funds VIP Growth	N/A	1,221	98	12	—	93	1,235
Ivy Funds VIP International Core Equity	N/A	531	91	5	—	24	472
Ivy Funds VIP International Growth	N/A	787	345	15	—	48	472
Ivy Funds VIP Limited-Term Bond	N/A	1,823	2	—*	—	373	1,822
Ivy Funds VIP Mid Cap Growth	N/A	332	66	4	—	26	281
Ivy Funds VIP Money Market	N/A	2,751	3	—	—*	2,748	2,748
Ivy Funds VIP Small Cap Growth[2]	N/A	509	75	9	—	34	465
Ivy Funds VIP Small Cap Value	N/A	89	—*	—*	—	5	95
Ivy Funds VIP Value	N/A	399	133	10	—	36	284
				$ 59	$ —*		$ 9,290

*Not shown due to rounding.
(1)Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.
(2)No dividends were paid during the preceding 12 months.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended December 31, 2013, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Pathfinder Aggressive	$ —	$ 30,384	$ —	$ 28,993
Pathfinder Conservative	—	75,559	—	73,198
Pathfinder Moderate	—	386,864	—	326,799
Pathfinder Moderately Aggressive	—	366,491	—	325,757
Pathfinder Moderately Conservative	—	147,448	—	123,594
Pathfinder Moderate – Managed Volatility	—	33,630	—	2,481
Pathfinder Moderately Aggressive – Managed Volatility	—	10,331	—	840
Pathfinder Moderately Conservative – Managed Volatility	—	10,103	—	1,215
Asset Strategy	—	740,923	67	890,485
Balanced	2,726	139,889	14,207	152,207
Bond	68,117	122,215	54,142	292,824
Core Equity	—	303,711	—	318,779
Dividend Opportunities	—	220,292	—	229,463
Energy	—	37,303	—	26,330
Global Bond	3,813	6,521	1,921	1,376
Global Natural Resources	—	211,699	—	227,814
Growth	—	463,281	—	583,499
High Income	—	676,087	—	451,257
International Core Equity	—	585,815	—	670,201
International Growth	—	215,756	—	355,999
Limited-Term Bond	50,642	283,630	7,069	36,571
Micro Cap Growth	—	36,690	—	36,173
Mid Cap Growth	—	178,908	—	118,921
Money Market	—	—	—	—
Real Estate Securities	—	17,772	—	18,145
Science and Technology	—	247,678	—	213,050
Small Cap Growth	—	366,458	—	432,668
Small Cap Value	—	137,321	—	171,609
Value	—	212,612	—	260,425

10. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	Pathfinder Aggressive				Pathfinder Conservative			
	Year ended 12-31-13		Year ended 12-31-12		Year ended 12-31-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,112	$ 6,069	923	$ 4,491	3,330	$ 18,341	4,836	$ 25,591
Shares issued in reinvestment of distributions to shareholders	1,045	5,443	814	3,719	1,162	6,247	738	3,735
Shares redeemed	(1,377)	(7,414)	(1,813)	(8,860)	(3,561)	(19,630)	(2,549)	(13,477)
Net increase (decrease)	780	$ 4,098	(76)	$ (650)	931	$ 4,958	3,025	$ 15,849

	Pathfinder Moderate				Pathfinder Moderately Aggressive			
	Year ended 12-31-13		Year ended 12-31-12		Year ended 12-31-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	10,828	$ 60,932	19,745	$103,476	7,454	$ 43,164	17,186	$ 91,273
Shares issued in reinvestment of distributions to shareholders	7,168	39,760	4,873	24,117	9,423	53,573	5,421	27,094
Shares redeemed	(5,186)	(29,708)	(2,286)	(11,870)	(6,339)	(37,258)	(4,272)	(22,734)
Net increase	12,810	$ 70,984	22,332	$115,723	10,538	$ 59,479	18,335	$ 95,633

	Pathfinder Moderately Conservative				Pathfinder Moderate – Managed Volatility		Pathfinder Moderately Aggressive – Managed Volatility	
	Year ended 12-31-13		Year ended 12-31-12		Period from 8-1-13 to 12-31-13		Period from 8-1-13 to 12-31-13	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	5,868	$ 33,093	7,456	$ 39,788	6,375	$33,213	1,969	$10,193
Shares issued in reinvestment of distributions to shareholders	2,468	13,672	1,589	8,071	2	12	2	8
Shares redeemed	(3,094)	(17,532)	(1,912)	(10,246)	(56)	(293)	(54)	(281)
Net increase	5,242	$ 29,233	7,133	$ 37,613	6,321	$32,932	1,917	$ 9,920

	Pathfinder Moderately Conservative – Managed Volatility		Asset Strategy			
	Period from 8-1-13 to 12-31-13		Year ended 12-31-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,873	$9,571	23,733	$ 279,518	17,832	$ 178,577
Shares issued in reinvestment of distributions to shareholders	1	5	1,627	18,794	1,527	14,571
Shares redeemed	(25)	(129)	(22,118)	(257,782)	(25,346)	(254,163)
Net increase (decrease)	1,849	$9,447	3,242	$ 40,530	(5,987)	$ (61,015)

	Balanced				Bond			
	Year ended 12-31-13		Year ended 12-31-12		Year ended 12-31-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	2,732	$ 26,790	2,357	$ 21,904	23,585	$ 131,474	14,535	$ 85,011
Shares issued in reinvestment of distributions to shareholders	4,011	37,695	2,782	24,607	4,581	25,803	4,062	23,206
Shares redeemed	(4,637)	(45,457)	(5,540)	(51,465)	(57,504)	(318,916)	(42,289)	(248,225)
Net increase (decrease)	2,106	$ 19,028	(401)	$ (4,954)	(29,338)	$(161,639)	(23,692)	$(140,008)

	Core Equity				Dividend Opportunities			
	Year ended 12-31-13		Year ended 12-31-12		Year ended 12-31-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	3,111	$ 41,991	1,617	$ 19,735	5,070	$ 41,103	7,021	$ 49,313
Shares issued in reinvestment of distributions to shareholders	2,848	37,173	3,661	40,825	2,023	16,275	605	4,040
Shares redeemed	(4,485)	(60,901)	(5,820)	(70,851)	(6,868)	(55,923)	(7,236)	(50,602)
Net increase (decrease)	1,474	$ 18,263	(542)	$ (10,291)	225	$ 1,455	390	$ 2,751

	Energy				Global Bond			
	Year ended 12-31-13		Year ended 12-31-12		Year ended 12-31-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	3,804	$ 26,268	3,384	$ 19,888	1,795	$ 9,147	1,418	$ 7,216
Shares issued in reinvestment of distributions to shareholders	42	282	—	—	—	—	59	300
Shares redeemed	(2,030)	(13,759)	(2,679)	(15,537)	(884)	(4,491)	(747)	(3,813)
Net increase	1,816	$ 12,791	705	$ 4,351	911	$ 4,656	730	$ 3,703

	Global Natural Resources				Growth			
	Year ended 12-31-13		Year ended 12-31-12		Year ended 12-31-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	5,473	$ 28,427	7,737	$ 39,675	3,778	$ 43,895	13,144	$ 140,358
Shares issued in reinvestment of distributions to shareholders	—	—	2,403	10,947	7,954	88,625	7,326	73,244
Shares redeemed	(9,421)	(49,280)	(9,173)	(46,438)	(14,966)	(177,763)	(11,405)	(121,044)
Net increase (decrease)	(3,948)	$ (20,853)	967	$ 4,184	(3,234)	$ (45,243)	9,065	$ 92,558

	High Income				International Core Equity			
	Year ended 12-31-13		Year ended 12-31-12		Year ended 12-31-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	92,634	$ 359,958	46,721	$169,954	2,233	$ 38,477	5,651	$ 86,718
Shares issued in reinvestment of distributions to shareholders	7,054	27,182	6,100	21,218	636	11,160	1,239	17,481
Shares redeemed	(45,498)	(175,482)	(14,150)	(51,165)	(7,540)	(136,893)	(3,733)	(57,451)
Net increase (decrease)	54,190	$ 211,658	38,671	$140,007	(4,671)	$ (87,256)	3,157	$ 46,748

	International Growth				Limited-Term Bond			
	Year ended 12-31-13		Year ended 12-31-12		Year ended 12-31-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	6,955	$ 61,355	22,732	$187,311	77,472	$ 378,791	10,416	$ 53,100
Shares issued in reinvestment of distributions to shareholders	1,643	14,824	3,287	24,376	27	135	1,345	6,610
Shares redeemed	(22,389)	(205,340)	(3,455)	(28,055)	(13,099)	(63,976)	(34,797)	(180,154)
Net increase (decrease)	(13,791)	$(129,161)	22,564	$183,632	64,400	$ 314,950	(23,036)	$(120,444)

	Micro Cap Growth				Mid Cap Growth			
	Year ended 12-31-13		Year ended 12-31-12		Year ended 12-31-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	472	$ 12,724	256	$ 5,526	13,582	$ 130,242	11,043	$ 92,672
Shares issued in reinvestment of distributions to shareholders	105	2,495	194	3,948	1,216	11,278	2,537	19,854
Shares redeemed	(396)	(10,383)	(387)	(8,427)	(6,029)	(59,970)	(3,284)	(27,802)
Net increase	181	$ 4,836	63	$ 1,047	8,769	$ 81,550	10,296	$ 84,724

	Money Market				Real Estate Securities			
	Year ended 12-31-13		Year ended 12-31-12		Year ended 12-31-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	421,420	$421,420	78,699	$ 78,699	969	$ 8,005	550	$ 4,128
Shares issued in reinvestment of distributions to shareholders	72	72	45	45	53	467	40	293
Shares redeemed	(61,741)	(61,741)	(56,999)	(56,999)	(1,059)	(8,678)	(1,193)	(8,888)
Net increase (decrease)	359,751	$359,751	21,745	$ 21,745	(37)	$ (206)	(603)	$ (4,467)

	Science and Technology				Small Cap Growth			
	Year ended 12-31-13		Year ended 12-31-12		Year ended 12-31-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	5,970	$132,226	2,981	$ 51,510	3,444	$ 39,928	13,587	$135,063
Shares issued in reinvestment of distributions to shareholders	1,217	24,421	1,376	22,380	—	—	858	8,258
Shares redeemed	(4,206)	(91,894)	(4,193)	(72,006)	(9,399)	(113,526)	(5,239)	(51,973)
Net increase (decrease)	2,981	$ 64,753	164	$ 1,884	(5,955)	$ (73,598)	9,206	$ 91,348

	Small Cap Value				Value			
	Year ended 12-31-13		Year ended 12-31-12		Year ended 12-31-13		Year ended 12-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,199	$ 21,467	1,067	$ 16,157	5,419	$ 37,864	2,868	$ 16,654
Shares issued in reinvestment of distributions to shareholders	1,141	19,795	1,169	16,463	1,678	11,577	5,418	28,636
Shares redeemed	(3,116)	(57,271)	(2,554)	(39,488)	(11,193)	(79,820)	(8,122)	(47,456)
Net increase (decrease)	(776)	$ (16,009)	(318)	$ (6,868)	(4,096)	$ (30,379)	164	$ (2,166)

11. COMMITMENTS ($ amounts in thousands)

Bridge loan commitments may obligate a Portfolio to furnish temporary financing to a borrower until permanent financing can be arranged. At period ended December 31, 2013, High Income had outstanding bridge loan commitments of $5,160. In connection with these commitments, the Portfolio earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations.

12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at December 31, 2013 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Pathfinder Aggressive	$ 74,743	$ 11,093	$ 15	$ 11,078
Pathfinder Conservative	110,849	10,254	174	10,080
Pathfinder Moderate	800,439	120,076	1,279	118,797
Pathfinder Moderately Aggressive	928,766	160,894	185	160,709
Pathfinder Moderately Conservative	267,958	31,852	337	31,515
Pathfinder Moderate – Managed Volatility	32,857	940	6	934
Pathfinder Moderately Aggressive – Managed Volatility	9,849	424	3	421
Pathfinder Moderately Conservative – Managed Volatility	9,259	343	—	343
Asset Strategy	1,270,441	425,520	22,003	403,517
Balanced	305,411	112,707	761	111,946
Bond	311,580	9,337	9,993	(656)
Core Equity	371,987	129,092	1,363	127,729
Dividend Opportunities	369,005	115,141	949	114,192
Energy	82,750	18,845	1,098	17,747
Global Bond	15,674	389	387	2
Global Natural Resources	160,204	17,721	5,623	12,098
Growth	846,006	356,072	1,726	354,346
High Income	668,402	23,837	4,908	18,929
International Core Equity	584,086	96,962	10,621	86,341

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
International Growth	$347,958	$ 76,881	$8,835	$ 68,046
Limited-Term Bond	433,970	1,877	3,172	(1,295)
Micro Cap Growth	53,242	27,028	1,218	25,810
Mid Cap Growth	331,481	102,275	7,809	94,466
Money Market	600,015	—	—	—
Real Estate Securities	38,655	3,399	1,711	1,688
Science and Technology	351,375	226,372	6,708	219,664
Small Cap Growth	384,104	182,423	5,046	177,377
Small Cap Value	235,323	56,087	2,078	54,009
Value	294,351	82,151	1,649	80,502

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the year ended December 31, 2013 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Pathfinder Aggressive	$ 1,168	$ 947	$ 4,275	$ 6,035	$—	$ —	$—
Pathfinder Conservative	1,675	1,950	4,572	6,652	—	—	—
Pathfinder Moderate	9,901	11,312	29,860	63,917	—	—	—
Pathfinder Moderately Aggressive	12,112	12,268	41,461	75,003	—	—	—
Pathfinder Moderately Conservative	3,456	3,495	10,216	18,400	—	—	—
Pathfinder Moderate – Managed Volatility	10	93	2	8	—	—	—
Pathfinder Moderately Aggressive – Managed Volatility	6	28	2	2	—	—	—
Pathfinder Moderately Conservative – Managed Volatility	5	34	—	—	—	—	—
Asset Strategy	18,794	7,087	—	215,879	—	—	—
Balanced	8,035	7,916	29,661	30,502	—	—	—
Bond	17,518	11,932	8,284	9,436	—	—	—
Core Equity	4,917	15,328	32,256	56,751	—	—	—
Dividend Opportunities	6,899	8,777	9,375	34,257	—	—	—
Energy	—	180	282	3,551	—	—	—
Global Bond	—	411	—	—	—	—	—
Global Natural Resources	—	—	—	—	—	1,468	—
Growth	4,695	15,501	83,930	133,083	—	—	—
High Income	27,182	39,912	—	6,011	—	—	—
International Core Equity	11,160	55,557	—	13,713	—	—	—
International Growth	4,722	8,925	10,103	36,406	—	—	—
Limited-Term Bond	—	2,597	134	602	—	—	—
Micro Cap Growth	—	172	2,496	9,581	—	—	—
Mid Cap Growth	—	8,233	11,278	17,725	—	—	—
Money Market	72	19	—	—	—	—	—
Real Estate Securities	467	468	—	2,580	—	—	—
Science and Technology	—	—	24,421	46,851	—	—	30
Small Cap Growth	—	11,876	—	31,840	—	—	—
Small Cap Value	10,012	14,341	9,783	29,386	—	—	—
Value	7,365	13,755	4,212	39,262	—	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2013 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), the Portfolio is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Portfolio's first fiscal year end subject to the Modernization Act is December 31, 2011. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable portfolios electing to be taxed as a RIC during the period end December 31, 2013:

| | Pre-Enactment | | | | | Post-Enactment | |
| | | | | | | Short-Term Capital Loss Carryover | Long-Term Capital Loss Carryover |
Fund	2014	2015	2016	2017	2018		
Pathfinder Aggressive	$—	$—	$ —	$ —	$ —	$ —	$ —
Pathfinder Conservative	—	—	—	—	—	—	—
Pathfinder Moderate	—	—	—	—	—	—	—
Pathfinder Moderately Aggressive	—	—	—	—	—	—	—
Pathfinder Moderately Conservative	—	—	—	—	—	—	—
Pathfinder Moderate – Managed Volatility	—	—	—	—	—	—	—
Pathfinder Moderately Aggressive – Managed Volatility	—	—	—	—	—	—	—
Pathfinder Moderately Conservative – Managed Volatility	—	—	—	—	—	—	—
Asset Strategy	—	—	—	—	—	—	—
Balanced	—	—	—	—	—	—	—
Bond	—	—	—	—	—	—	—
Core Equity	—	—	—	—	—	—	—
Dividend Opportunities	—	—	—	—	—	—	—
Energy	—	—	1,276	1,950	432	479	227
Global Bond	—	—	—	—	—	44	93
Global Natural Resources	—	—	—	—	—	2,248	25,067
Growth	—	—	—	—	—	—	—
High Income	—	—	—	—	—	—	—
International Core Equity	—	—	—	—	—	—	—
International Growth	—	—	—	—	—	—	—
Limited-Term Bond	—	—	—	—	—	—	—
Micro Cap Growth	—	—	—	—	—	—	—
Mid Cap Growth	—	—	—	—	—	—	—
Money Market	—	—	—	—	—	—	—
Real Estate Securities	—	—	—	—	—	—	—
Science and Technology	—	—	—	—	—	—	—
Small Cap Growth	—	—	—	—	—	—	—
Small Cap Value	—	—	—	—	—	—	—
Value	—	—	—	—	—	—	—

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, and expiring capital loss carryovers. At December 31, 2013, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid - In Capital
Pathfinder Aggressive	$ —	$ —	$ —
Pathfinder Conservative	—	—	—
Pathfinder Moderate	—	—	—
Pathfinder Moderately Aggressive	—	—	—
Pathfinder Moderately Conservative	—	—	—
Pathfinder Moderate – Managed Volatility	23	(23)	—
Pathfinder Moderately Aggressive – Managed Volatility	18	(18)	—
Pathfinder Moderately Conservative – Managed Volatility	18	(18)	—
Asset Strategy	35	4,581	(4,616)
Balanced	22	(21)	(1)
Bond	1,401	(1,401)	—
Core Equity	(2)	2	—
Dividend Opportunities	1	(1)	—*
Energy	326	(254)	(72)
Global Bond	(2)	1	1
Global Natural Resources	445	(102)	(343)
Growth	—	—	—
High Income	207	(207)	—*
International Core Equity	1,711	(1,711)	—
International Growth	1,463	(1,463)	—
Limited-Term Bond	219	(219)	—

*Not shown due to rounding.

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid - In Capital
Micro Cap Growth	$ 750	$ (750)	$ —
Mid Cap Growth	1,206	(1,279)	73
Money Market	—	—	—
Real Estate Securities	42	(42)	—
Science and Technology	2,169	18	(2,187)
Small Cap Growth	4,291	(4,321)	30
Small Cap Value	3,053	(3,050)	(3)
Value	925	(911)	(14)

13. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

The SEC Order further requires that the $50 million in settlement amounts will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Trustees. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov.

To the Shareholders and Board of Trustees of Ivy Funds Variable Insurance Portfolios:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Funds Variable Insurance Portfolios (the "Funds"), comprising Ivy Funds VIP Pathfinder Aggressive, Ivy Funds VIP Pathfinder Conservative, Ivy Funds VIP Pathfinder Moderate, Ivy Funds VIP Pathfinder Moderately Aggressive, Ivy Funds VIP Pathfinder Moderately Conservative, Ivy Funds VIP Pathfinder Moderate – Managed Volatility, Ivy Funds VIP Pathfinder Moderately Aggressive – Managed Volatility, Ivy Funds VIP Pathfinder Moderately Conservative – Managed Volatility, Ivy Funds VIP Asset Strategy, Ivy Funds VIP Balanced, Ivy Funds VIP Bond, Ivy Funds VIP Core Equity, Ivy Funds VIP Dividend Opportunities, Ivy Funds VIP Energy, Ivy Funds VIP Global Bond, Ivy Funds VIP Global Natural Resources, Ivy Funds VIP Growth, Ivy Funds VIP High Income, Ivy Funds VIP International Core Equity, Ivy Funds VIP International Growth, Ivy Funds VIP Limited-Term Bond, Ivy Funds VIP Micro Cap Growth, Ivy Funds VIP Mid Cap Growth, Ivy Funds VIP Money Market, Ivy Funds VIP Real Estate Securities, Ivy Funds VIP Science and Technology, Ivy Funds VIP Small Cap Growth, Ivy Funds VIP Small Cap Value, and Ivy Funds VIP Value Portfolios, as of December 31, 2013, and the related statements of operations for the year then ended (as to the Ivy Funds VIP Pathfinder Moderate – Managed Volatility, Ivy Funds VIP Pathfinder Moderately Aggressive – Managed Volatility, and Ivy Funds VIP Pathfinder Moderately Conservative – Managed Volatility, for the period from August 1, 2013 (commencement of operations) through December 31, 2013), the statements of changes in net assets for each of the two years in the period then ended (as to the Ivy Funds VIP Pathfinder Moderate – Managed Volatility, Ivy Funds VIP Pathfinder Moderately Aggressive – Managed Volatility, and Ivy Funds VIP Pathfinder Moderately Conservative – Managed Volatility, for the period from August 1, 2013 (commencement of operations) through December 31, 2013), the statement of cash flows for the Ivy Funds VIP Asset Strategy for the year then ended, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2013, by correspondence with the custodian, transfer agent, agent banks, and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the portfolios constituting Ivy Funds Variable Insurance Portfolios as of December 31, 2013, the results of their operations, the changes in their net assets, cash flows for the Ivy Funds VIP Asset Strategy, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
February 14, 2014

The Portfolios hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations for the tax period ended December 31, 2013:

	Dividends Received Deduction for Corporations
Pathfinder Aggressive	$ 330,696
Pathfinder Conservative	336,207
Pathfinder Moderate	2,702,663
Pathfinder Moderately Aggressive	3,510,943
Pathfinder Moderately Conservative	833,617
Pathfinder Moderate – Managed Volatility	—
Pathfinder Moderately Aggressive – Managed Volatility	—
Pathfinder Moderately Conservative – Managed Volatility	—
Asset Strategy	13,579,067
Balanced	5,060,650
Bond	—
Core Equity	4,916,229
Dividend Opportunities	6,898,716
Energy	—
Global Bond	—
Global Natural Resources	—
Growth	4,694,867
High Income	—
International Core Equity	—
International Growth	302,712
Limited-Term Bond	—
Micro Cap Growth	—
Mid Cap Growth	—
Money Market	—
Real Estate Securities	—
Science and Technology	—
Small Cap Growth	—
Small Cap Value	4,209,670
Value	5,245,539

The Portfolios hereby designate the following amounts as distributions of long-term capital gains:

Pathfinder Aggressive	$ 4,274,825
Pathfinder Conservative	4,572,232
Pathfinder Moderate	29,859,544
Pathfinder Moderately Aggressive	41,461,414
Pathfinder Moderately Conservative	10,215,915
Pathfinder Moderate – Managed Volatility	2,156
Pathfinder Moderately Aggressive – Managed Volatility	1,736
Pathfinder Moderately Conservative – Managed Volatility	—
Asset Strategy	—
Balanced	29,660,821
Bond	8,284,324
Core Equity	32,255,514
Dividend Opportunities	9,375,398
Energy	282,012
Global Bond	—
Global Natural Resources	—
Growth	83,930,465
High Income	—
International Core Equity	—
International Growth	10,102,598
Limited-Term Bond	134,229
Micro Cap Growth	2,495,527
Mid Cap Growth	11,278,207
Money Market	—
Real Estate Securities	—
Science and Technology	24,421,379
Small Cap Growth	—
Small Cap Value	9,783,178
Value	4,211,507

Internal Revenue Code regulations permit each qualifying Portfolio to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Portfolio. Each Portfolio elected to pass the following amounts of creditable foreign taxes through to their shareholders:

	Foreign Tax Credit	Foreign Derived Income
Pathfinder Aggressive	$ 35,976	$ 342,648
Pathfinder Conservative	21,861	206,390
Pathfinder Moderate	285,291	2,710,384
Pathfinder Moderately Aggressive	400,674	3,806,576
Pathfinder Moderately Conservative	69,377	656,064
International Core Equity	1,279,645	18,967,826
International Growth	916,154	11,399,946

Each of the individuals listed below serves as a trustee for the Trust (29 portfolios), and for the portfolios within the Waddell & Reed Advisors Funds (20 portfolios) and InvestEd Portfolios (3 portfolios) (collectively, the Advisors Fund Complex). The Advisors Fund Complex, together with the Ivy Family of Funds, comprises the Waddell & Reed/Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (34 portfolios) and Ivy High Income Opportunities Fund (a closed-end fund) (IVH). Jarold Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the funds in the Ivy Family of Funds.

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act (Disinterested Trustees) constitute at least 75% of the Board.

David P. Gardner serves as the Independent Chairman of the Trust's Board and of the board of trustees of the other funds in the Advisors Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information (SAI) for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

Disinterested Trustees

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since*	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Jarold W. Boettcher 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	Trust: 2009 Fund Complex: 2007	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present); Boettcher Aerial, Inc. (Aerial AG Applicator) (1982 to present)	Director of Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director of Guaranty, Inc. (financial services); Member of Kansas Board of Regents (2007 to 2011); Governance Committee Member of Kansas State University Foundation; Director, Kansas Bioscience Authority (2009 to present); Investment Committee Member of Kansas Foundation for Medical Care (2001 to 2011); Chairperson, Audit Committee of Kansas Bioscience Authority; Trustee, Ivy Funds (34 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (1 portfolio overseen)
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	Trust: 2009 Fund Complex: 1997	Professor of Law, Washburn School of Law (1973 to present)	Director, Kansas Legal Services for Prisoners, Inc.; Director, U.S. Alliance Corporation (2009 to present)
John A. Dillingham** 6300 Lamar Avenue Overland Park, KS 66202 1939	Trustee	Trust: 2009 Fund Complex: 1997	President and Trustee, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises	Former Advisory Director, UMB Northland Board (financial services) (1995 to 2012); Former President and current Trustee, Liberty Memorial Association (WWI National Museum) (1998 to present); Trustee, Harry S. Truman Library Institute (education) (2007 to present); Chairman, Freedom Frontier National Heritage Area (education) (2005 to present); former Founding Member and Trustee (until 2012); CGSC Foundation (government); former founding Chair and current Chairman, Kansas City Municipal Assistance Corporation (bond issuance)
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 1933	Trustee Independent Chairman	Trust: 2009 Fund Complex: 1998 Trust: 2009 Fund Complex: 2006	President Emeritus, University of Utah; President Emeritus, University of California	None

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since*	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee	Trust: 2009 Fund Complex: 1998	Dean of the College of Law, Vice President and Professor, University of Oklahoma (2010 to present); President of Graymark HealthCare (a NASDAQ listed company) (2008 to 2010); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present)	Director and Shareholder, Valliance Bank , N.A. (2007 to present); Director, Graymark HealthCare (2008 to present); Trustee, The Mewbourne Family Support Organization (non-profit) (2006 to present); Independent Chairman and Trustee, Ivy Funds (34 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (1 portfolio overseen)
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 1936	Trustee	Trust: 2009 Fund Complex: 1998	Retired	None
Albert W. Herman FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938	Trustee	Trust: 2009 Fund Complex: 2008	Business Consultant (1998 to present); Treasurer and Director, Wellness Council of America (health care initiatives) (1996 to present)	Finance Committee Member, Ascension Health (non-profit health system) (2007 to present); Director, Baylor Health Care System Foundation (health care) (1998-2009)
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place, Suite 900 Kansas City, MO 64112 1953	Trustee	Trust: 2009 Fund Complex: 1996	Shareholder/Director, Polsinelli PC, a law firm (1980 to present)	Director, American Red Cross (community service) (2003-2010); Director, Rockhurst University (education) (2003-2009); Director, March of Dimes Birth Defects Foundation, Greater Kansas City Chapter (2001-2009)
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	Trust: 2009 Fund Complex: 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Chancellor Emeritus, University of Missouri at Kansas City (1999 to present)	Trustee, Ivy Funds (34 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (1 portfolio overseen)

**Each Trustee became a Trustee in 2009, as reflected by the first date shown. The second date shows when the Trustee first became a director of one or more of the funds that are the predecessors to current funds within the Advisors Fund Complex (each a Predecessor Fund).*

***From September 22, 2011 to April 23, 2012, Mr. Dillingham was an Interested Trustee, because during that time period he was a trustee and beneficiary of a trust that owned shares of WDR.*

Interested Trustees

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company (WRIMCO), each Fund's principal underwriter, Waddell & Reed, Inc. (Waddell & Reed), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (WISC), as well as by virtue of their personal ownership of shares of WDR. The address for each Interested Trustee and each of the officers in the following tables is 6300 Lamar Avenue, Overland Park, KS 66202.

Name and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee/Officer Since*	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Michael L. Avery 1953	Trustee	Trust: 2009 Fund Complex: 2007	President of WDR (2010 to present); formerly Chief Investment Officer (CIO) of WDR (2005 to 2011); formerly, CIO of WRIMCO and Ivy Investment Management Company (IICO), an affiliate of WDR (2005 to 2010); Senior Vice President of WDR (2005 to 2009); Executive Vice President of WRIMCO (2005 to present); Executive Vice President of IICO (2007 to present); portfolio manager for investment companies managed by WRIMCO and IICO (1994 to present)	Director of WRIMCO and IICO

Name and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee/Officer Since*	Principal Occupation(s) During Past 5 Years	Other Directorships Held
Henry J. Herrmann 1942	President Trustee	Trust: 2009 Fund Complex: 2001 Trust: 2008 Fund Complex: 1998	Chairman of WDR (2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of IICO (2002 to present); President and Trustee of each of the funds in the Fund Complex	Director of WDR, IICO, WRIMCO, WISC, W&R Capital Management Group, Inc. and Waddell & Reed, Inc.; Director, Blue Cross Blue Shield of Kansas City; Trustee, Ivy Funds (34 portfolios overseen); Trustee, Ivy High Income Opportunities Fund (1 portfolio overseen)

*Each Trustee became a Trustee (and, as applicable, an officer) in 2009, as reflected by the first date shown. The second date shows when the Trustee first became a director (and, as applicable, an officer) of one or more Predecessor Fund.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Trust's principal officers are:

Name and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Mara D. Herrington 1964	Vice President	2009	2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present)
	Secretary	2009	2006	
Joseph W. Kauten 1969	Vice President	2009	2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present)
	Treasurer	2009	2006	
	Principal Financial Officer	2009	2007	
	Principal Accounting Officer	2009	2006	
Scott J. Schneider 1968	Vice President	2009	2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex
	Chief Compliance Officer	2009	2004	
Daniel C. Schulte 1965	Vice President	2009	2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary for each of the funds in the Fund Complex (2000 to present)
	General Counsel	2009	2000	
	Assistant Secretary	2009	2000	
Philip A. Shipp 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present)

*This is the date when the Officer first became an officer of one or more Predecessor Funds.

RENEWAL OF INVESTMENT MANAGEMENT AGREEMENT
Ivy Funds VIP

At its meeting on August 13 and 14, 2013, the Trust's Board of Trustees, including all of the Disinterested Trustees, considered and approved the continuance of the existing Investment Management Agreement between WRIMCO and the Trust as to each of its Portfolios, except for Pathfinder Moderate – Managed Volatility, Pathfinder Moderately Aggressive – Managed Volatility, and Pathfinder Moderately Conservative – Managed Volatility (collectively, the "Managed Volatility Portfolios"), and, for certain Portfolios, except for each Managed Volatility Portfolio, of the Investment Subadvisory Agreement (each, a "Subadvisory Agreement") between WRIMCO and the Portfolio subadvisor pursuant to which the subadvisor provides day-to-day investment advisory services. For the Managed Volatility Portfolios, which commenced operations on August 1, 2013, at its meeting on May 21 and 22, 2013, the Trust's Board of Trustees, including all of the Disinterested Trustees, considered and approved an initial Investment Management Agreement with WRIMCO and the Trust as to each Portfolio and the initial Subadvisory Agreement between WRIMCO and the Portfolio subadvisor pursuant to which the subadvisor manages the volatility management strategy of the Portfolio. The Disinterested Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Trustees also received and considered a memorandum from their independent legal counsel regarding the Disinterested Trustees' responsibilities in evaluating the Investment Management Agreement ("Management Agreement") and, if applicable, the Subadvisory Agreement, for each Portfolio. This memorandum explained the regulatory requirements pertaining to the Disinterested Trustees' evaluation of the Management Agreement and the Subadvisory Agreements. In addition, the Disinterested Trustees engaged an independent fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to its meeting on August 13 and 14, 2013, independent legal counsel sent to WRIMCO and, as applicable, to each subadvisor a request letter for information to be provided to the Trustees in connection with their consideration of the continuance of the Management Agreement with respect to each Portfolio, except for each Managed Volatility Portfolio, which had not commenced operations, (each, an "Operational Portfolio") and of the Subadvisory Agreements, as applicable. WRIMCO and each subadvisor provided materials to the Trustees that included responses to the request letter and other information WRIMCO and the subadvisor, as applicable, believed was useful in evaluating the continuation of the Management Agreement and the Subadvisory Agreements (the "Initial Response"). Thereafter, independent legal counsel sent to WRIMCO a supplemental request letter for certain additional information, and WRIMCO provided additional information in response to this request letter. The Trustees also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to the performance and expenses of each Operational Portfolio compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Trustees received a written evaluation from the independent fee consultant, a summary of which is included in this Annual Report. At their meeting, the Trustees received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to each Operational Portfolio. In addition, during the course of the year, W&R and, as applicable, the subadvisors had provided information relevant to the Trustees' consideration of the continuance of the Management Agreement with respect to each Operational Portfolio and the Subadvisory Agreements.

Nature, Extent and Quality of Services Provided to the Portfolios

The Trustees considered the nature, extent and quality of the services provided to each Operational Portfolio pursuant to the Management Agreement and by each subadvisor pursuant to its Subadvisory Agreement. For each Managed Volatility Portfolio, the Trustees considered the nature, extent and quality of the services anticipated to be provided to the Portfolio pursuant to the proposed Management Agreement and by the subadvisor pursuant to the proposed Subadvisory Agreement.

The Trustees considered WRIMCO's and, as applicable, each subadvisor's research and portfolio management capabilities and that W&R also provides oversight of day-to-day portfolio operations, including but not limited to portfolio accounting and administration and assistance in meeting legal and regulatory requirements. The Trustees also considered WRIMCO's and, as applicable, each subadvisor's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for each Operational Portfolio and, as applicable, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Trustees considered the information provided by WRIMCO and, as applicable, each subadvisor regarding its compliance program and compliance matters, if any, over the past year. The Trustees also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure, as well as WRIMCO's supervisory activities over each subadvisor.

Performance, Management Fee and Expense Ratio for each Portfolio.

The Trustees considered each Portfolio's performance, both on an absolute basis and in relation to the performance of its Performance Universe. Each Portfolio's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Trustees considered the management fees and total expenses of each Portfolio and also considered each Portfolio's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Trustees' review also included consideration of each Portfolio's management fees at various asset levels in relation to the management fees at those asset levels of funds within a peer group of comparable mutual funds selected by and as shown in the reports from Lipper ("Lipper Group"). They also considered each Portfolio's non-management fees in relation to the non-management fees of its Peer Group, the amount of assets in each Portfolio, and factors affecting the Portfolios' expense ratios. In addition, the Trustees considered, for each Portfolio, the management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective (or objectives) and similar investment policies and strategies as the Portfolio ("Similar Funds"). The Trustees also considered, for each Portfolio, the subadvisory fees, if any, paid to WRIMCO or the subadvisor, as applicable, (or their respective affiliates) by other mutual funds advised by WRIMCO or the subadvisor (or their respective affiliates), as well as the management fees, if any, paid by other client accounts managed by WRIMCO or the subadvisor (or their respective affiliates), with a similar investment objective (or objectives) and similar investment policies and strategies as the Portfolio (each of such accounts, an "Other Account").

Additional Considerations with Respect to Each Portfolio

Asset Strategy

The Trustees considered that Asset Strategy's total return performance was higher than the Performance Universe median for the one-, three-, seven-, and ten-year periods and higher than the Lipper index for the one- and three-year periods. They noted that no Lipper index data were available for the five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee was lower than the Peer Group median and that the Portfolio's overall expense ratio was higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Portfolio.

Balanced

The Trustees considered that Balanced's total return performance was higher than the Performance Universe median and the Lipper index for the three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee was lower than the Peer Group median and that the Portfolio's overall expense ratio was higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was lower for one asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Portfolio.

Bond

The Trustees considered that Bond's total return performance was lower than the Performance Universe median for the one-, three-, five-, seven-, and ten-year periods and lower than the Lipper index for the three-, five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's investments in higher credit-quality bonds and short duration had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 12, 2013, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee was higher than the Peer Group median but that the Portfolio's overall expense ratio was lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at certain asset levels were higher than the median for its Lipper Group, except for two asset levels at which the Portfolio's effective management fees were lower than or equal to the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for certain asset levels, and that the Other Accounts had average advisory fees that were lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Portfolio.

Core Equity

The Trustees considered that Core Equity's total return performance was higher than the Performance Universe median for the one-, three-, five-, seven-, and ten-year periods and higher than the Lipper index for the three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee was lower than the Peer Group median and that the Portfolio's overall expense ratio was higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level and the Similar Funds' advisory fees were lower for other asset levels, and that the Other Accounts had average advisory fees that were lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Portfolio.

Dividend Opportunities

The Trustees considered that Dividend Opportunities' total return performance was lower than the Performance Universe median and the Lipper index for the one-, three-, five-, and seven-year periods for which information was provided, since the Portfolio did not have a ten-year performance record as of March 31, 2013. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, stock selection, its overweighting in the energy, industrial, and materials sectors, its cash position and its strategy of investing in stocks with the potential for dividend growth rather than the highest yields had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 12, 2013, provided by WRIMCO in its Initial Response. In addition, the Trustees considered the change in the Portfolio's portfolio manager in 2013.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Energy

The Trustees considered that Energy's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, and five-year periods for which information was provided, since the Portfolio did not have a seven-year performance record as of March 31, 2013.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were equal to the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Global Bond

The Trustees considered that Global Bond's total return performance was higher than the Performance Universe median but lower than the Lipper index for the one-year period for which information was provided, since the Portfolio did not have a three-year performance record as of March 31, 2013.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the median for its Lipper Group. The Trustees considered that WRIMCO had voluntarily agreed to waive the management fee if Portfolio assets totaled less than $25 million, which resulted in a fee waiver for the fiscal year ended December 31, 2012.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that a Similar Fund's advisory fee was lower for one asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Global Natural Resources

The Trustees considered that Global Natural Resources' total return performance was lower than the Performance Universe median for the three-, five-, and seven-year periods and was lower than the Lipper index for the one-, three-, five-, and seven-year periods for which information was provided, since the Portfolio did not have a ten-year performance record as of March 31, 2013. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's investments in foreign stocks had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 12, 2013, provided by WRIMCO in its Initial Response and noted that, despite the Portfolio's underperformance for the three-year and longer periods ended

March 31, 2013, the Portfolio's performance relative to its Performance Universe appeared to be improving. In addition, the Trustees considered the termination of the Portfolio's sub-adviser and change in the Portfolio's portfolio manager in 2013.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were higher than the median for its Lipper Group.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Portfolio's advisory fee schedule (including a sub-advisory fee to the sub-adviser that was the same as the Portfolio's) and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Growth

The Trustees considered that Growth's total return performance was higher than the Performance Universe median for the three- and seven-year periods, equal to the Lipper index median for the one- and ten-year periods, and higher than the Lipper index for the three- and seven-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Portfolio.

High Income

The Trustees considered that High Income's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that the Other Accounts has average advisory fees that were lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Portfolio.

International Core Equity

The Trustees considered that International Core Equity's total return performance was higher than the Performance Universe median for the three-, five-, seven-, and ten-year periods, and higher than the Lipper index for the five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and the overall expense ratio were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at certain asset levels were higher than, and at other asset levels were lower than or equal to, the median for its Lipper Group.

The Trustees also considered that a Similar Fund had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that the Similar Fund's advisory fee was lower for one asset level, and that the Other Account had advisory fees that were lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Fund and Other Account to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, the difference in fees paid by the Other Account was consistent with the additional management and other services provided by WRIMCO to the Portfolio.

International Growth

The Trustees considered that International Growth's total return performance was higher than the Performance Universe median and the Lipper Index for the three-, five-, and seven- year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the median for its Lipper Group, except for two asset levels at which the Portfolio's effective management fees were higher than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level and lower for another asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Limited-Term Bond

The Trustees considered that Limited-Term Bond's total return performance was higher than the Performance Universe median but lower than the Lipper index for the one-year period for which information was provided, since the Portfolio did not have a three-year performance record as of March 31, 2013.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were equal to or lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule and that the Other Account had advisory fees that were lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Account to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, the difference in fees paid by the Other Account was consistent with the additional management and other services provided by WRIMCO to the Portfolio.

Managed Volatility Portfolios

The Trustees considered the information that they had received from W&R regarding the anticipated operations of each Managed Volatility Portfolio. They also considered the proposed management fee schedule had breakpoints and that all of the proposed management fee paid to WRIMCO would be paid to the subadvisor as a subadvisory fee.

Micro Cap Growth

The Trustees considered that Micro Cap Growth's total return performance was higher than the Performance Universe median and the Lipper index for the three-, five-, and ten-year periods. The Trustees also noted that WRIMCO recommended the continuance of the Sub-Advisory Agreement with Wall Street Associates, the Portfolio's sub-adviser.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were higher than the median for its Lipper Group.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Portfolio's advisory fee schedule (including a sub-advisory fee to the sub-adviser that was the same as the Portfolio's) and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees also considered that the Other Accounts of a similar size managed by the sub-adviser had advisory fees that were higher than the sub-advisory fees for the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Fund and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Mid Cap Growth

The Trustees considered that Mid Cap Growth's total return performance was higher than the Performance Universe median for the three-, five-, and seven-year periods and the Lipper index for the one-, three-, five-, and seven-year periods for which information was provided, since the Portfolio did not have a ten-year performance record as of March 31, 2013.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee was higher than the Peer Group median but that the Portfolio's overall expense ratio was lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were higher than the median for its Lipper Group, except for an asset level at which the Portfolio's effective management fee was equal to the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Money Market

The Trustees considered that Money Market's total return performance was higher than the Performance Universe median and Lipper index for the one-, three-, five-, and seven-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee was lower than the Peer Group median and that the Portfolio's overall expense ratio was higher than the Peer Group median. They also considered that the Portfolio's effective management fees at various asset levels were higher than or equal to the median for its Lipper Group. The Trustees also considered the expenses incurred by WRIMCO to maintain the yield of the Portfolio at a minimum of at least two basis points.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Pathfinder Aggressive

The Trustees considered that Pathfinder Aggressive's total return performance was lower than the Performance Universe median for the one- and three-year periods and the Lipper index for the one- and five-year periods for which information was provided, since the Portfolio did not have a seven-year performance record as of March 31, 2013. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's investments in underlying funds that invest in international equity asset securities had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 12, 2013, provided by WRIMCO in its Initial Response and noted that, despite the Portfolio's underperformance for the one- and three-year periods ended March 31, 2013, the Portfolio's performance relative to its Performance Universe was good for the five-year period.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio did not have a management fee but that the Portfolio's overall expense ratio was higher than the Peer Group median.

Pathfinder Conservative

The Trustees considered that Pathfinder Conservative's total return performance was lower than the Performance Universe median and the Lipper index for the one-, three-, and five-year periods for which information was provided, since the Portfolio did not have a seven-year performance record as of March 31, 2013. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's investments in underlying Portfolio s that invest in international equity securities had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 12, 2013, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio did not have a management fee but that the Portfolio's overall expense ratio was higher than the Peer Group median.

Pathfinder Moderate

The Trustees considered that Pathfinder Moderate's total return performance was lower than the Performance Universe median for the one-, three-, and five-year periods and lower than the Lipper index for the one- and three-year periods for which information was provided, since the Portfolio did not have a seven-year performance record as of March 31, 2013. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's investments in underlying Portfolio s that invest in international equity securities had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 12, 2013, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio did not have a management fee but that the Portfolio's overall expense ratio was equal to the Peer Group median.

Pathfinder Moderately Aggressive

The Trustees considered that Pathfinder Moderately Aggressive's total return performance was higher than the Performance Universe median for the three-year period and higher than the Lipper index for the three- and five-year periods for which information was provided, since the Portfolio did not have a seven-year performance record as of March 31, 2013.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio did not have a management fee but that the Portfolio's overall expense ratio was higher than the Peer Group median.

Pathfinder Moderately Conservative

The Trustees considered that Pathfinder Moderately Conservative's total return performance was lower than the Performance Universe median and the Lipper index for the one-, three-, and five-year periods for which information was provided, since the Portfolio did not have a seven-year performance record as of March 31, 2013. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's investments in international equity funds had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 12, 2013, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio did not have a management fee but that the Portfolio's overall expense ratio was higher than the Peer Group median.

Real Estate Securities

The Trustees considered that Real Estate Securities' total return performance was higher than the Lipper index for the one-, three-, five-, and seven-year periods for which information was provided, since the Portfolio did not have a ten-year performance record as of March 31, 2013. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's higher-quality securities and underweighting in large capitalization companies had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 12, 2013, provided by WRIMCO in its Initial Response. In addition, the Trustees considered the changes in the Portfolio's investment strategy in 2012. The Trustees noted that WRIMCO recommended the continuance of the Sub-Advisory Agreement with Advantus Capital Management, Inc.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were higher than the median for its Lipper Group. The Trustees considered that WRIMCO had contractually agreed to reduce the management fee by an annual rate of 0.09% of average daily net assets until April 30, 2014.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Portfolio's advisory fee schedule (including a sub-advisory fee to the sub-adviser that was the same as the Portfolio's) and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees also considered that the Other Accounts of a similar size managed by the sub-adviser had advisory fees that were close to or higher than the sub-advisory fees for the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Fund and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Science and Technology

The Trustees considered that Science and Technology's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Small Cap Growth

The Trustees considered that Small Cap Growth's total return performance was lower than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's stock selection, its underweighting in the health care and consumer staples sector, and its overweighting in the information technology and consumer discretionary sectors had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 12, 2013, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Portfolio.

Small Cap Value

The Trustees considered that Small Cap Value's total return performance was higher than the Performance Universe median for the one-, five-, and seven-year periods, equal to the Performance Universe median for the ten-year period, and higher than the Lipper index for the one-, five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Portfolio's stock selection and sector allocation had adversely affected the Portfolio's performance over the three-year period. They further considered the year-to-date performance information through June 13, 2013, provided by WRIMCO in its Initial Response and noted that, despite the Portfolio's underperformance for the three-year period ended March 31, 2013, the Portfolio's performance relative to its Performance Universe appeared to be improving and was good for the five- and seven-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were higher than the median for its Lipper Group.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Portfolio's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Portfolio's management fee.

Value

The Trustees considered that Value's total return performance was higher than the Performance Universe median for the one-, three-, seven-, and ten-year periods and higher than the Lipper index for the one-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Portfolio's management fee and overall expense ratio were higher than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Portfolio's effective management fees at various asset levels were lower than the median for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Portfolio's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Portfolio. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Portfolio's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Portfolio.

Profitability and Economies of Scale

The Trustees also considered that the management fee structure of each Portfolio (except Money Market, which has a single management fee rate, and Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative (each, a "Pathfinder Portfolio"), which have no management fee) includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Trustees also considered the management fee rate reductions that became effective October 1, 2006, and remain in effect for Asset Strategy, Bond, Core Equity, Growth, High Income, International Growth, Mid Cap Growth, Science and Technology, Small Cap Growth, Value and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for each of these Portfolios on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to each Operational Portfolio were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Portfolio, the Trustees considered specific data as to WRIMCO's profit or loss with respect to the Portfolio for a recent period. The Trustees also considered WRIMCO's methodology for determining this data. In addition, the Trustees considered the soft dollar arrangements with respect to Operational Portfolio portfolio transactions, as applicable.

In determining whether to approve the proposed continuance of the Management Agreement as to an Operational Portfolio and, as applicable, an Operational Portfolio's Subadvisory Agreement or, for each Managed Volatility Portfolio, the initial approval of the proposed Management Agreement and Subadvisory Agreement, the Trustees considered the best interests of the Portfolio, the reasonableness of the management fee paid or proposed to be paid under the Management Agreement, and, as applicable, the subadvisory fee paid or proposed to be paid under the Subadvisory Agreement, and the overall fairness of the Management Agreement, and, as applicable, the Subadvisory Agreement. The Trustees considered the following factors to be of primary importance to their approval of the continuance of the Management Agreement as to a Portfolio and, as applicable, its Subadvisory Agreement, without any one factor being dispositive:

- the performance of the Portfolio compared with the performance of its Performance Universe and with relevant indices (except for the Managed Volatility Portfolios);

- the Portfolio's investment management fees and total expenses compared with the management fees and total expenses of its Peer Group (except for the Managed Volatility Portfolios);

- the existence or appropriateness of breakpoints in the Portfolio's management fees (except for the Pathfinder Portfolios);

- the Portfolio's investment management fees compared with the management fees of Similar Funds or Other Accounts managed by WRIMCO (or its affiliate), as applicable, and the Portfolio's subadvisory fees compared with the subadvisory fees of Other Accounts managed by the subadvisor, as applicable (except for the Managed Volatility Portfolios);

- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Portfolio;

- the other benefits that accrue to WRIMCO as a result of its relationship with the Portfolio; and

- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the independent fee consultant, the Board determined that each Operational Portfolio's Management Agreement and, as applicable, its Subadvisory Agreement are fair and reasonable and that continuance of the Management Agreement and, as applicable, the Subadvisory Agreement, is in the best interests of the Portfolio. In reaching these determinations as to each Operational Portfolio, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Portfolio are adequate and appropriate; except as described above, the performance of the Portfolio was satisfactory; it retained confidence in WRIMCO's and, as applicable, the subadvisor's overall ability to manage the Portfolio; and the management fee paid to WRIMCO is reasonable in light of comparative management fee information, the breakpoints in the management fee for the Portfolio (other than Money Market and the Pathfinder Portfolios), the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Portfolio. In the case of certain Operational Portfolios that underperformed their respective Performance Universe medians and Lipper indices for certain periods of time, based on the assessment and information WRIMCO provided, including as to relevant market conditions and/or remedial actions that WRIMCO had taken or planned to take, such response was satisfactory to the Board.

Based on the discussions, considerations and information described generally above, the Board determined that the proposed Management Agreement and Subadvisory Agreement for each Managed Volatility Portfolio is fair and reasonable and that approval of the proposed Management Agreement and Subadvisory Agreement is in the best interests of the Portfolio. In reaching these determinations as to each Managed Volatility Portfolio, the Board concluded that: the nature, extent and quality of the services anticipated to be provided by WRIMCO for the Portfolio are adequate and appropriate; it had confidence in WRIMCO's and the subadvisor's overall ability to manage the Portfolio; and the proposed management fee to be paid to WRIMCO is reasonable in light of the payment of the entire management fee to the subadvisor as a subadvisory fee, the breakpoints in the management fee for the Portfolio, the services to be provided by WRIMCO, the anticipated costs of the services to be provided, and other benefits likely to be derived by WRIMCO from its relationship with the Portfolio.

Summary of Independent Fee Consultant Report

The Disinterested Trustees of the Waddell & Reed Advisors Funds ("Advisors Funds"), Ivy Funds Variable Insurance Portfolios ("Ivy Funds VIP") and InvestEd Portfolios ("Invested") (collectively, and including their respective series, the "Funds") appointed an Independent Fee Consultant ("IFC") to manage the process by which proposed management fees paid by the Funds to Waddell & Reed Investment Management Company ("WRIMCO") are negotiated. The IFC does not replace the Trustees in negotiating management fees and does not substitute his or her judgment for that of the Trustees about the reasonableness of the proposed fees.

The following is a summary of the Report's discussion of the process and materials used by the Disinterested Trustees in connection with the renewal of each Fund's investment management agreement with WRIMCO, related materials and the IFC's findings.

Analysis of the Process

The Report stated that the contract renewal process includes a number of sequential steps by which the Disinterested Trustees go about determining the reasonableness of the proposed management fees for the Funds in the context of their annual consideration of the proposed continuance of the Funds' respective investment management agreements with WRIMCO and the sub-advisory agreements with certain sub-advisors. The Report stated that the IFC participated throughout the contract renewal process.

Analysis of Materials

The Disinterested Trustees received and considered informational materials that were prepared by WRIMCO, Waddell & Reed, Inc. and Waddell & Reed Services Company ("WRSCO") (collectively, "Waddell") and The Lipper Company ("Lipper") in response to the data requested by the Disinterested Trustees through each Fund's Compliance & Governance Committee and K&L Gates, counsel to the Funds and the Disinterested Trustees. The IFC used these materials and other information received by the Disinterested Trustees throughout the year to analyze trends and comparative information about the six factors discussed below.

(1) Nature and Quality of Services

The Report stated that the IFC's experience is that fund trustees should focus on longer-term performance during the contract renewal process (though they may choose to focus on shorter-term performance for other purposes). Accordingly, the Report concentrated on the Lipper 3-year performance data.

The Report stated that, overall, the Funds reflect strong comparative performance in the 3, 5-, 7- and 10-year periods ended March 31, 2013 with over 50% of the Funds in the first two quartiles of their performance universes. The Report noted that 1-year performance did not share the same returns with about 43% of Funds in the first two quartiles consecutively.

(2) Management Fees

The Report noted that the IFC reviewed how actual management fees for each of the Funds have changed in ranking from 2012 to 2013. The Report showed that, in aggregate, Funds within Advisors Funds have management fees with a median ranking when compared to their respective peer groups of 57%, a slight decline over the 2012 median of 54%. The change in actual management fees, by Fund, range from an 8 basis point reduction to a .3 basis point increase. With respect to the Funds within Ivy Funds VIP, the Report showed that, in aggregate, the median ranking of the Funds (excluding the Pathfinder Portfolios) management fees is 62% a decline over the 56% in 2012. With respect to the Funds within InvestEd, the Report noted that the percentile ranking was the highest possible because there are no management fees charged to these Funds.

The Report noted that, with the exception of the Advisors Small Cap, Asset Strategy, and Energy Funds and the Ivy Funds VIP Money Market and Limited-Term Bond Portfolios, no Funds realized an increase in total expenses over one basis point. Also, material increases were recognized in the InvestEd Portfolios as there was a substantial amount invested in Cash Management Fund in 2012, which has a low expense ratio compared to other Advisors Funds. As the assets were reallocated, the total expense ratio increased.

The Report also noted that certain Funds have higher total expenses than the peer group and that this is often caused by non-management fees. The Report commented that Waddell's business model tends to result in higher non-management expenses. This business model targets the small-to midlevel investor population, an approach that has resulted in many smaller accounts relative to the general mutual fund industry.

(3) Possible Economies of Scale

The IFC Report noted that all Funds except the money market Funds already have breakpoints in place that appear adequate in providing economies of scale.

(4) Management Fees for Other Clients

The Report noted that the Advisors Funds and Ivy Funds VIP have Funds with similar investment strategies and, in general, these corresponding Funds have comparable contractual management fees. The Report stated that actual management fee variances can be explained by the larger average asset size of particular Funds within Advisors Funds, causing some of these Funds to reach breakpoints and reductions in management fees, or the fact that certain Funds have fee waivers. The Report further noted that the Funds within Advisors Funds or Ivy Funds VIP that correspond to funds within Ivy Funds having similar investment strategies also have comparable contractual management fees considering comparable asset levels and breakpoints are taken into account.

The Report noted that WRIMCO manages money for different types of clients besides mutual funds. These include sub-advisory relationships, corporate and municipal pension funds and investment pools for wealthy individuals (collectively, "separate accounts"). Several of these separate accounts are managed with the same investment objective and in the same style as some of the Funds within Advisors Funds and Ivy Funds VIP. In most cases, the data provided by WRIMCO show that net management fees for the Funds are higher than that of the equivalent separate accounts. WRIMCO has explained these differences by reference to, among other factors, the different type of responsibilities borne by WRIMCO as a mutual fund manager and as a separate account manager. The IFC found these differences reasonable.

(5) and (6) WRIMCO Costs and Profitability

The Report noted that the disinterested trustees of mutual funds generally are required to consider the cost and profitability of the fund's advisory contract to the adviser. WRIMCO provided an analysis of the profitability of each Fund. The IFC did not find the profit margins excessive.

The Report also noted that disinterested trustees often review the overall profitability of their funds and investment advisers. Lipper provided benchmarks against which to evaluate the overall profitability of Waddell's parent company and other public companies in the investment business. The Report found that this analysis places Waddell's parent company near the median of its Lipper peers.

***

The Report concluded that the IFC monitored the contract renewal process, reviewed the materials, and reached the following conclusions: (1) The contract renewal process conducted under the supervision of the Disinterested Trustees has been careful, deliberate, and conscientious; (2) the materials were prepared without bias and in sufficient detail to facilitate meaningful decisions by the Disinterested Trustees and the Boards; and (3) the discussion which took place leading up to and at the Disinterested Trustees and Board meetings were substantive and concluded in accordance with the best interests of the Funds and their shareholders.

Waddell & Reed, Inc., the Waddell & Reed Advisors Funds, the Ivy Funds Variable Insurance Portfolios and the InvestEd Portfolios ("Waddell & Reed") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Waddell & Reed, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Waddell & Reed, Inc. has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Waddell & Reed, Inc. and your financial advisor leaves Waddell & Reed to join a firm that has likewise entered the Protocol, Waddell & Reed may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

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The Ivy Funds Variable Insurance Portfolios Family

Global/International Portfolios

International Core Equity

International Growth

Domestic Equity Portfolios

Core Equity

Dividend Opportunities

Growth

Micro Cap Growth

Mid Cap Growth

Small Cap Growth

Small Cap Value

Value

Fixed Income Portfolios

Bond

Global Bond

High Income

Limited-Term Bond

Money Market Portfolios

Money Market

Specialty Portfolios

Asset Strategy

Balanced

Energy

Global Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Pathfinder Moderate Managed Volatility

Pathfinder Moderately Aggressive Managed Volatility

Pathfinder Moderately Conservative Managed Volatility

Real Estate Securities

Science and Technology

The underlying portfolios discussed in this report are only available as investment options in variable annuity and variable life insurance contracts issued by life insurance companies. They are not offered or made available directly to the general public.

This report is submitted for the general information of the shareholders of Ivy Funds Variable Insurance Portfolios. It is not authorized for distribution to prospective investors in a Portfolio unless accompanied with or preceded by the current Portfolio prospectus as well as the variable product prospectus.